January 15, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citigroup Mortgage Loan Trust Inc.
Amendment No.1 to the
Registration Statement on Form S-3 filed
December 10, 2009
File No.  333-163631

Ladies and Gentlemen:

On behalf of Citigroup Mortgage Loan Trust Inc. (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A on EDGAR, the captioned Amendment No. 1 to the Registration Statement.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated January 4, 2010.  These comments and our corresponding responses may be found below.  Additionally, attached are blacklined copies of the Form of Prospectus Supplement (Version 1) and Form of Prospectus Supplement (Version 2) each marked to show changes from the versions of the documents filed for the Registrant on Form S-3 on December 10, 2009.  Please do not hesitate to contact us with any questions.

Prospectus Supplement No. 1 (Asset-Backed Pass-Through Notes)

Credit Enhancement, S-5

Comment:

1.
Please revise your description of the credit enhancement here and on page S-10 of Prospectus Supplement No. 2 (Asset-Backed Pass-Through Certificates), respectively, to discuss all credit enhancements which are contemplated.  Refer to Item 1103 of Regulation AB.

Response:

We have included bracketed language to include identification of credit enhancement as referenced by Items 114(a) and 1115 of Regulation AB and any enhancement provider referenced in Items 114(b) and 1115 of Regulation AB.  The disclosure on pages S-10 of Prospectus Supplement No. 1 (Asset-Backed Pass-Through Certificates) and S-5 of Prospectus Supplement  No. 2 (Asset-Backed Pass-Through Notes) and  references typical credit enhancement features.

Risk Factors, page S-10

Modifications of the Mortgage Loans May Affect the Yields of the Notes, page S-13

Comment:

2.	Please include a bracketed placeholder to confirm that you will disclose the percentage of loans of the asset pool that have been modified. Provide similar disclosure in Prospectus Supplement No. 2.

Response:

We have added a bracketed placeholder to this effect in Prospectus Supplement No. 1 (Asset-Backed Pass-Through Certificates) and Prospectus Supplement No. 2 (Asset-Backed Pass-Through Notes).

Legal Action Pending Against [The Depositor/Trustee], page S-31

Comment:

3.
Please revise the heading and the paragraph immediately following it to include the sponsor, issuing entity and servicer.  Similarly revise your disclosure on page S-33 of Prospectus Supplement No. 2 to include all entities covered by Item 1117 of Regulation AB, and to provide such disclosure in a separately captioned section.

Response:

We have added the relevant parties to the heading and the paragraph immediately following it on page S-33 of Prospectus Supplement No. 1 (Asset-Backed Pass-Through Certificates) and have added a placeholder for the same heading and paragraph on page S-29 of Prospectus Supplement No. 2 (Asset-Backed Pass-Through Notes).

The Depositor, page S-46

Comment:

4.
Please revise your disclosure here and on page S-42 of Prospectus Supplement No. 2 to update your disclosure regarding the depositor’s date of organization and incorporation.  You should also discuss any prior securitizations organized by the depositor, including any that have experienced an event of default, early amortization or triggering event.

Response:

We have added the depositor’s date of organization and incorporation to page S-4 of Prospectus Supplement No. 1 (Asset-Backed Pass-Through Certificates) and page S-44 of Prospectus Supplement No. 2 (Asset-Backed Pass-Through Notes).  Many of the depositor’s securitizations have experienced a trigger event due to either (a) the percentage of mortgage loans that are 60 or more days delinquent as of the last day of the preceding calendar month exceeding a certain percentage or (b) the cumulative amount of realized losses incurred on the mortgage loans exceeding a certain percentage of the aggregate stated principal balance of the mortgage loans as of the cut-off date, resulting in the senior certificates being paid principal prior to all other securities.

Base Prospectus

Private Mortgage-Backed Securities, page 38

Comment:

5.	Please confirm to us that you will update your disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities issued or guaranteed by private entities.

Response:

We confirm that we will update the disclosure, as necessary, regarding any mortgage-backed securities issued of guaranteed by private entities.

*   *   *   *   *

If you require any additional information, please contact the undersigned at (212) 768-6847 or Christine Vrettos at (212) 768-6995.

Very truly yours,

/s/ Stephen S. Kudenholdt

Prospectus Supplement dated [______] (For use with Prospectus dated [______])

$[_______] (Approximate)

Citigroup Mortgage Loan Trust [_________]
Issuing Entity

Asset-Backed Pass-Through Certificates, Series [________]

Citigroup Mortgage Loan Trust Inc.
Depositor

[___________]
Sponsor

[___________]
Servicer

You should consider carefully the risk factors beginning on page [__] in this prospectus supplement and page [__] in the prospectus.

This prospectus supplement may be used to offer and sell the offered certificates only if accompanied by the prospectus.

The certificates represent obligations of the issuing entity only and do not represent an interest in or obligation of the depositor, the servicer or the Sponsor, or any of their affiliates. This prospectus supplement may be used to offer and sell the certificates only if accompanied by the base prospectus.

Offered Certificates
The issuing entity created for the Series [_____] certificates will hold a pool of one- to four-family residential first lien and second lien, fixed-rate and adjustable-rate mortgage loans.  The issuing entity will issue [_____] classes of offered certificates. You can find a list of these classes, together with their initial certificate principal balances and pass-through rates, on page [__] of this prospectus supplement.  Credit enhancement for the offered certificates will be provided in the form of excess interest, subordination, overcollateralization and a primary mortgage insurance policy.  In addition, the offered certificates will have the benefit of certain payments made pursuant to a cap contract and an interest rate swap agreement.  The offered certificates will be entitled to monthly distributions beginning in [_____].

Underwriting
[_____], as underwriter, will offer to the public the offered certificates at varying prices to be determined at the time of sale.  The proceeds to the depositor from the sale of the offered certificates, before deducting expenses, will be approximately [___]% of the aggregate initial certificate principal balance of the offered certificates.   See “Method of Distribution” in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered certificates or determined that this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The Attorney General of the State of New York has not passed on or endorsed the merits of this offering.  Any representation to the contrary is unlawful.

Citi

Important notice about information presented in this prospectus supplement and the accompanying prospectus

You should rely only on the information contained in this document.  We have not authorized anyone to provide you with different information.

We provide information to you about the offered certificates in two separate documents that progressively provide more detail:

•	the accompanying prospectus, which provides general information, some of which may not apply to this series of certificates; and

•	this prospectus supplement, which describes the specific terms of this series of certificates.

Citigroup Mortgage Loan Trust Inc.’s principal offices are located at 390 Greenwich Street, 4th Floor, New York, New York 10013 and its phone number is (212) 816-6000, Attention: Mortgage Finance.

Table of Contents

Prospectus Supplement

SUMMARY OF PROSPECTUS SUPPLEMENT	4
RISK FACTORS	13
AFFILIATIONS AND RELATED TRANSACTIONS	32
USE OF PROCEEDS	32
THE MORTGAGE POOL	32
STATIC POOL INFORMATION	40
THE ORIGINATOR	40
THE SPONSOR	40
THE DEPOSITOR	40
THE ISSUING ENTITY	41
YIELD ON THE CERTIFICATES	41
DESCRIPTION OF THE CERTIFICATES	49
THE SERVICER	71
POOLING AND SERVICING AGREEMENT	71
FEDERAL INCOME TAX CONSEQUENCES	77
METHOD OF DISTRIBUTION	80
SECONDARY MARKET	80
LEGAL OPINIONS	81
RATINGS	81
LEGAL INVESTMENT	81
CONSIDERATIONS FOR BENEFIT PLAN INVESTORS	82
ANNEX I	1
ANNEX II	II-1
ANNEX III	III-1
ANNEX IV	IV-1

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of certificates to the public in that Relevant Member State prior to the publication of a prospectus in relation to the certificates which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of certificates to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of certificates to the public” in relation to any certificates in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the certificates to be offered so as to enable an investor to decide to purchase or subscribe the certificates, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act) received by it in connection with the issue or sale of the certificates  in circumstances in which Section 21(1) of the Financial Services and Markets Act does not apply to the Issuer; and

(b)
it has complied and will comply with all applicable provisions of the Financial Services and Markets Act with respect to anything done by it in relation to the certificates in, from or otherwise involving the United Kingdom.

SUMMARY OF PROSPECTUS SUPPLEMENT

The following summary presents a brief description of the certificates offered by this prospectus supplement and the accompanying prospectus and does not contain all of the information that you should consider in making your investment decision. Annex I, II and III are incorporated by reference in this prospectus supplement.  To understand all of the terms of the offered certificates, carefully read this entire prospectus supplement and the entire accompanying prospectus.

Issuing Entity
Citigroup Mortgage Loan Trust Inc., Asset-Backed Pass-Through Certificates, Series 200_-___.  The issuing entity will be established under a pooling and servicing agreement among Citigroup Mortgage Loan Trust Inc., as depositor, [___________], as servicer and trust administrator and [___________], as trustee.

Title of Series	Citigroup Mortgage Loan Trust Inc., Asset-Backed Pass-Through Certificates, Series 200_-___.

Cut-off Date	[________________].

Closing Date	On or about [________________].

Depositor
Citigroup Mortgage Loan Trust Inc., a Delaware corporation and an affiliate of Citigroup Global Markets Inc.  The depositor will deposit the mortgage loans into the issuing entity.  See “The Depositor” in the prospectus.

Originator
[______________], a [______________] (referred to in this prospectus supplement as [____]).  See “The Originator” in this prospectus supplement.
 [Disclose any affiliations or transactions with other transaction parties].

Servicer
[______________], a [______________] (referred to in this prospectus supplement as [_______]).  Any obligation specified to be performed by the master servicer in the prospectus will be, with respect to the servicing of the mortgage loans, an obligation to be performed by the servicer pursuant to the pooling and servicing agreement, as described herein.  See “The Servicer” in this prospectus supplement.

[Disclose any affiliations or transactions with other transaction parties].

Seller
Citigroup Global Markets Realty Corp., a New York corporation and an affiliate of Citigroup Global Markets Inc.  The seller will sell the mortgage loans to the depositor.
[Disclose any affiliations or transactions with other transaction parties].

Trust Administrator
[______________], a [______________].  See “Pooling and Servicing Agreement—The Trust Administrator” in this prospectus supplement.
[Disclose any affiliations or transactions with other transaction parties].

Trustee	[______________], a [______________]. See “Pooling and Servicing Agreement—The Trustee” in this prospectus supplement. [Disclose any affiliations or transactions with other transaction parties].

Credit Risk Manager
[______________],a [______________].  See “Pooling and Servicing Agreement—The Credit Risk Manager” in this prospectus supplement.
[Disclose any affiliations or transactions with other transaction parties].

[Any other known transaction party]	[insert a brief description of any other known transaction parties].

Distribution Dates	Distributions on the certificates will be made on the 25th day of each month, or, if that day is not a business day, on the next succeeding business day, beginning in [______________].

Final Scheduled Distribution Dates
The final scheduled distribution date for the Class A Certificates and Mezzanine Certificates will be the distribution date in [_____].  The final scheduled distribution date for the Class A Certificates and Mezzanine Certificates is based upon [____]. The actual final distribution date for each class of Class A Certificates and Mezzanine Certificates may be earlier or later, and could be substantially earlier, than the applicable final scheduled distribution date.

Offered Certificates
Only the certificates listed in the immediately following table are being offered by this prospectus supplement.  Each class of offered certificates will have the initial certificate principal balance and pass-through rate set forth or described in the immediately following table.

Class	Initial Certificate Principal Balance(1)	Pass-Through Rate(2)	Class	Initial Certificate Principal Balance(1)	Pass-Through Rate(2)
A-[__]	$[________]	Variable	M-[__]	$[________]	Variable
A-[__]	$[________]	Variable	M-[__]	$[________]	Variable
_______________
(1)	Approximate. Subject to a variance of + 5%
(2)
The pass-through rate on each class of offered certificates is based on one-month LIBOR plus an applicable certificate margin, subject to a rate cap as described in this prospectus supplement under “Description of the Certificates—Pass-Through Rates.”

The Issuing Entity

The depositor will establish an issuing entity with respect to the certificates pursuant to a pooling and servicing agreement, dated as of the cut-off date, among the depositor, the servicer, the trust administrator and the trustee.  There will be twenty classes of certificates representing beneficial interests in the issuing entity. See “Description of the Certificates” in this prospectus supplement.

The certificates will represent in the aggregate the entire beneficial ownership interest in the issuing entity. Distributions of interest and principal on the certificates will be made only from payments received in connection with the mortgage loans and amounts received under the cap contract.

The Mortgage Loans

References to percentages of the mortgage loans or weighted averages with respect to the mortgage loans under this section are calculated based on the aggregate principal balance of the mortgage loans, or of the indicated subset thereof, as of the cut-off date.  Prior to the issuance of the certificates, mortgage loans may be removed from the mortgage pool as a result of incomplete documentation or otherwise if the depositor deems such removal necessary or desirable.  A limited number of other mortgage loans may be included in the mortgage pool prior to the issuance of the certificates unless including such mortgage loans would materially alter the characteristics of the mortgage loans in the mortgage pool as described in this prospectus supplement.

The issuing entity will contain [___] conventional, one- to four-family, fixed-rate and adjustable-rate mortgage loans secured by first or second liens on residential real properties.  The mortgage loans have an aggregate principal balance of approximately $[_________] as of the cut-off date, after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus 5%.

The mortgage loans will be divided into two loan groups, loan group I and loan group II.  Loan group I will consist of fixed-rate and adjustable-rate mortgage loans with principal balances at origination that conform to Freddie Mac loan limits.  Loan group II will consist of fixed-rate and adjustable-rate mortgage loans with principal balances at origination that may or may not conform to Freddie Mac loan limits.  In addition, certain of the conforming balance mortgage loans included in loan group II might otherwise have been included in loan group I, but were excluded from loan group I because they did not meet Freddie Mac criteria (including published guidelines) for factors other than principal balance.  The mortgage loans in loan group I are referred to in this prospectus supplement as the Group I Mortgage Loans.  The mortgage loans in loan group II are referred to in this prospectus supplement as the Group II Mortgage Loans.

The Group I Mortgage Loans will consist of [____] mortgage loans having an aggregate principal balance as of the cut-off date of approximately $[_________], after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus 5%.

The Group II Mortgage Loans will consist of [___]mortgage loans having an aggregate principal balance as of the cut-off date of approximately $[__________], after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus 5%.

The mortgage loans have the following approximate characteristics as of the cut-off date:

Adjustable-rate mortgage loans:	[__]%

Fixed-rate mortgage loans:	[__]%

Interest only mortgage loans:	[__]%

Second lien mortgage loans:	[__]%

Range of mortgage rates:	[__]% - [__]%

Weighted average mortgage rate:	[__]%

Teaser Rate:	[__]%

Range of gross margins of the adjustable-rate mortgage loans:	[__]% - [__]%

Weighted average gross margin of the adjustable-rate mortgage loans:	[__]%

Range of minimum mortgage rates of the adjustable-rate mortgage loans:	[__]% - [__]%

Weighted average minimum mortgage rate of the adjustable-rate mortgage loans:	[__]%

Range of maximum mortgage rates of the adjustable-rate mortgage loans:	[__]% - [__]%

Weighed average maximum mortgage rate of the adjustable-rate mortgage loans:	[__]%

Weighted average next adjustment date of the adjustable-rate mortgage loans:	[___________]

Weighed average remaining term to stated maturity:	[___] months

Range of principal balances:	$[____] - $[____]

Average principal balance:	$[_____]

Range of combined loan- to-value ratios:	[__]% - [__]%

Weighted average combined loan-to-value ratio:	[__]%

Weighted average combined loan-to-value ratio greater than 80%:	[__]%

Balloon loans:	[__]%

Type of mortgaged properties Single family: 2-4 family dwellings: Planned unit developments: Condominiums: Owner-occupied:	[__]% [__]% [__]% [__]% [__]%
Loan purpose Purchase: Cash out refinance Rate & term refinance:	[__]% [__]% [__]%
Loan documentation Full documentation: Other documentation:	[__]% [__]%

Junior lien loans:	[__]%

Senior lien loans:	[__]%

Previously modified loans:	[___]%

Weighted average FICO score:	[____]

Negative Amortization loans:	[___]%

Geographic concentrations in excess of 5%: [_________]:	[__]%

The Group I Mortgage Loans have the following approximate characteristics as of the cut-off date:

Adjustable-rate Group I Mortgage Loans:	[__]%
Fixed-rate Group I Mortgage Loans:	[__]%
Interest only Group I Mortgage Loans:	[__]%
Second lien Group I Mortgage Loans:	[__]%

Range of mortgage rates:	[__]% - [__]%

Weighted average mortgage rate:	[__]%

Teaser Rate:	[__]%

Range of gross margins of the adjustable-rate Group I Mortgage Loans:	[__]% - [__]%

Weighted average gross margin of the adjustable-rate Group I Mortgage Loans:	[__]%

Range of minimum mortgage rates of the adjustable-rate Group I Mortgage Loans:	[__]% - [__]%

Weighted average minimum mortgage rate of the adjustable-rate Group I Mortgage Loans:	[__]%

Range of maximum mortgage rates of the adjustable-rate Group I Mortgage Loans:	[__]% - [__]%

Weighed average maximum mortgage rate of the adjustable-rate Group I Mortgage Loans:	[__]%

Weighted average next adjustment date of the adjustable-rate Group I Mortgage Loans:	[___________]

Weighed average remaining term to stated maturity:	[___] months

Range of principal balances:	$[____] - $[____]

Average principal balance:	$[_____]

Range of combined loan- to-value ratios:	[__]% - [__]%

Weighted average combined loan-to-value ratio:	[__]%

Weighted average combined loan-to-value ratio greater than 80%:	[__]%

Balloon loans:	[__]%
Type of mortgaged properties Single family: 2-4 family dwellings: Planned unit developments: Condominiums: Owner-occupied:	[__]% [__]% [__]% [__]% [__]%
Loan purpose Purchase: Cash out refinance Rate & term refinance:	[__]% [__]% [__]%
Loan documentation Full documentation: Other documentation:	[__]% [__]%
Junior lien loans:	[__]%

Senior lien loans:	[__]%

Previously modified loans:	[___]%

Weighted average FICO score:	[____]

Negative Amortization loans:	[___]%

Geographic concentrations in excess of 5%: [_________]:	[__]%

The Group II Mortgage Loans have the following approximate characteristics as of the cut-off date:

Adjustable-rate Group II Mortgage Loans:	[__]%

Fixed-rate Group II Mortgage Loans:	[__]%

Interest only Group II Mortgage Loans:	[__]%

Second lien Group II Mortgage Loans:	[__]%

Range of mortgage rates:	[__]% - [__]%

Weighted average mortgage rate:	[__]%

Teaser Rate:	[__]%

Range of gross margins of the adjustable-rate Group II Mortgage Loans:	[__]% - [__]%

Weighted average gross margin of the adjustable-rate Group II Mortgage Loans:	[__]%

Range of minimum mortgage rates of the adjustable-rate Group II Mortgage Loans:	[__]% - [__]%

Weighted average minimum mortgage rate of the adjustable-rate Group II Mortgage Loans:	[__]%

Range of maximum mortgage rates of the adjustable-rate Group II Mortgage Loans:	[__]% - [__]%

Weighed average maximum mortgage rate of the adjustable-rate Group II Mortgage Loans:	[__]%

Weighted average next adjustment date of the adjustable-rate Group II Mortgage Loans:	[_______]

Weighed average remaining term to stated maturity:	[___] months

Range of principal balances:	$[____] - $[_____]

Average principal balance:	$[_____]

Range of combined loan- to-value ratios:	[__]% - [__]%

Weighted average combined loan-to-value ratio:	[__]%

Weighted average combined loan-to-value ratio greater than 80%:	[__]%

Balloon loans:	[__]%

Type of mortgaged properties Single family: 2-4 family dwellings: Planned unit developments: Condominiums: Owner-occupied:	[__]% [__]% [__]% [__]% [__]%
Loan purpose Purchase: Cash out refinance Rate & term refinance:	[__]% [__]% [__]%
Loan documentation Full documentation: Other documentation:	[__]% [__]%

Junior lien loans:	[__]%

Senior lien loans:	[__]%

Previously modified loans:	[___]%

Weighted average FICO score:	[____]

Negative Amortization loans:	[___]%

Geographic concentrations in excess of 5%: [_______]	[__]%

For additional information regarding the mortgage loans, see “The Mortgage Pool” in this prospectus supplement.

The Certificates

Each class of certificates will have different characteristics, some of which are reflected in the following general designations.

Class A Certificates

Class A-[__] Certificates, Class A-[__] Certificates and Class A-[__] Certificates.

Group I Certificates

Class A-[__] Certificates.

Group II Certificates

Class A-[__] Certificates and Class A-[__] Certificates.

Mezzanine Certificates

Class M-[__] Certificates, Class M-[__] Certificates and Class M-[__] Certificates.

Floating Rate Certificates

Class A Certificates and Mezzanine Certificates.

Subordinate Certificates

Mezzanine Certificates and Class CE Certificates.

Residual Certificates

Class R and Class R-X Certificates.

The pass-through rate for the Floating Rate Certificates will be a per annum rate based on one-month LIBOR plus an applicable margin set forth below, in each case, subject to the Net WAC Pass-Through Rate as described under “Description of the Certificates—Pass-Through Rates” in this prospectus supplement.

Margin
Class	(1)	(2)
A-[__]
A-[__]
A-[__]
M-[__]
M-[__]
M-[__]
__________
(1)
For the interest accrual period for each distribution date through and including the first distribution date on which the aggregate principal balance of the mortgage loans remaining in the mortgage pool is reduced to less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date.

(2)	For each interest accrual period thereafter.

The offered certificates will be sold by the depositor to Citigroup Global Markets Inc., the underwriter, on the closing date.

The Floating Rate Certificates will initially be represented by one or more global certificates registered in the name of Cede & Co., as a nominee of The Depository Trust Company in minimum denominations of $25,000 and integral multiples of $1.00 in excess of those minimum denominations. See “Description of the Certificates—Registration of the Book-Entry Certificates” in this prospectus supplement.

The Class A-[__] Certificates and the Class M-[__] Certificates are described in this prospectus supplement because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the offered certificates.

The Class A-[__] Certificates and the Class M-[__] Certificates, the Class CE Certificates, the Class P Certificates and the Residual Certificates are not offered by this prospectus supplement.  Information about these classes of certificates is included in this prospectus supplement solely to facilitate an understanding of the offered certificates.

Class A-[__] Certificates.  The Class A-[__] Certificates will have an initial certificate principal balance of approximately $[_______].  The Class A-[__] Certificates will be sold by the depositor to Citigroup Global Markets, Inc. on the closing date.

Class M-[__] Certificates.  The Class M-[__] Certificates will have an initial certificate principal balance of $[_______]. The Class M-[__] Certificates will be sold by the depositor to Citigroup Global Markets Inc. on the closing date.

Class CE Certificates.  The Class CE Certificates will have an initial certificate principal balance of approximately $[_______], which is approximately equal to the initial overcollateralization required by the pooling and servicing agreement.  The Class CE Certificates initially evidence an interest of approximately [__]% in the issuing entity.  On any distribution date, the Class CE Certificates will be entitled to distributions only after all required distributions on the Floating Rate Certificates for such distribution date have been made.  The Class CE Certificates will be delivered to the seller as partial consideration for the sale of the Mortgage Loans.

Class P Certificates.  The Class P Certificates will have an initial certificate principal balance of $100 and will not be entitled to distributions in respect of interest.  The Class P Certificates will be entitled to all prepayment charges received in respect of the mortgage loans.  The Class P Certificates will be delivered to the seller as partial consideration for the sale of the Mortgage Loans.

Residual Certificates.  The Residual Certificates will represent the residual interests in the issuing entity.  The Residual Certificates will be sold by the depositor to Citigroup Global Markets Inc. on the closing date

Trigger Event

The occurrence of a Trigger Event, following the Stepdown Date, may have the effect of accelerating or decelerating the amortization of certain classes of Class A Certificates and Mezzanine Certificates and affecting the weighted average lives of such certificates.  The Step-down Date is the earlier to occur of (1) the first distribution date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero and (2) the later of (x) the distribution date occurring in [______] and (y) the first distribution date on which the subordination available to the Class A Certificates has doubled.  A Trigger Event will be met if delinquencies or losses on the mortgage loans exceed the levels set forth in the definition thereof.

See “Description of the Certificates—Allocation of Losses” or “Principal Distributions of Available Funds” and “Glossary of Terms” in this prospectus supplement for additional information.

Fees and Expenses

Before distributions are made on the certificates, the following fees and expenses will be payable:  (i) the servicer will be paid a monthly fee equal to one-twelfth of the 0.50% multiplied by the aggregate principal balance of the mortgage loans as of the first day of the related due period, (ii) the trust administrator will be paid a monthly fee equal to one-twelfth of [___]% multiplied by the aggregate principal balance of the mortgage loans as of the first day of the related due period and (iii) the credit risk manager will be paid a monthly fee equal to one-twelfth of [___]% multiplied by the aggregate principal balance of the mortgage loans as of the first day of the related due period.  The servicing fee will be payable from amounts on deposit in the collection account.  The administration fee and the credit risk manager fee will be payable from amounts on deposit in the distribution account on a first priority basis prior to distributions to the certificateholders.

See “Fees and Expenses of the Issuing Entity” and “Description of Certificates” in this prospectus supplement for additional information.

Credit Enhancement

[Identify any credit enhancement or other support for the transaction, as referenced in Items 1114(a) and 1115 of Regulation AB][Identify any  enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB]

[The following disclosure references typical credit enhancement features]

The credit enhancement provided for the benefit of the holders of the Floating Rate Certificates will consist of excess interest, subordination,  overcollateralization and a cap contract, each as described in this section and under “Description of the Certificates—Credit Enhancement” in this prospectus supplement.

Excess Interest.  The mortgage loans bear interest each month which, in the aggregate, is expected to exceed the amount needed to distribute monthly interest on the Floating Rate Certificates and to pay certain fees and expenses of the issuing entity.  The excess interest, if any, from the mortgage loans each month will be available to absorb realized losses on the mortgage loans and to maintain or restore overcollateralization at the required level.

Subordination. The rights of the holders of the Mezzanine Certificates and the Class CE Certificates to receive distributions will be subordinated, to the extent described in this prospectus supplement, to the rights of the holders of the Class A Certificates.

In addition, the rights of the holders of Mezzanine Certificates with higher numerical class designations to receive distributions will be subordinated to the rights of the holders of the Mezzanine Certificates with lower numerical class designations, and the rights of the holders of the Class CE Certificates to receive distributions will be subordinated to the rights of the holders of the Mezzanine Certificates, in each case to the extent described in this prospectus supplement.

Subordination is intended to enhance the likelihood of regular distributions on the more senior classes of certificates in respect of interest and principal and to afford the more senior classes of certificates protection against realized losses on the mortgage loans.

Overcollateralization. The aggregate principal balance of the mortgage loans as of the cut-off date will exceed the aggregate certificate principal balance of the Floating Rate Certificates and Class P Certificates as of the closing date by approximately $[_______].  The required level of overcollateralization will initially be equal to approximately [__]% of the aggregate principal balance of the mortgage loans as of the cut-off date.  We cannot assure you that sufficient interest will be generated by the mortgage loans to maintain or restore overcollateralization at the required level.

Allocation of Losses. If, on any distribution date, there is not sufficient excess interest or overcollateralization to absorb realized losses on the mortgage loans as described under “Description of the Certificates—Credit Enhancement—Overcollateralization Provisions” in this prospectus supplement or payments received under the cap contract, then realized losses on the mortgage loans will be allocated to the Mezzanine Certificates in reverse order of seniority.  The pooling and servicing agreement will not permit the allocation of realized losses on the mortgage loans to the Class A Certificates or the Class P Certificates; however, investors in the Class A Certificates should realize that under certain loss scenarios there may not be enough interest and principal on the mortgage loans to distribute to the Class A Certificates all interest and principal amounts to which these certificates are then entitled. See “Description of the Certificates— Allocation of Losses” in this prospectus supplement.

Once realized losses are allocated to the Mezzanine Certificates, such realized losses will not be reinstated thereafter, except in the case of certain subsequent recoveries that occur while such certificates are still outstanding.  However, the amount of any realized losses allocated to any of the Mezzanine Certificates may be paid, without interest, on future distribution dates to the holders of such Mezzanine Certificates, if such certificates are then still outstanding, on a subordinated basis to the extent funds are available for such purpose according to the priorities described under “Description of the Certificates—Credit Enhancement—Overcollateralization Provisions” and “Description of the Certificates—Cap Contract” in this prospectus supplement.

Cap Contract

On the closing date, the trustee will enter into a cap contract.  The cap contract will require the counterparty to pay amounts to the issuing entity to the extent one-month LIBOR (as defined in the related cap contract) for any related interest accrual period exceeds [__]% per annum, in an amount equal to such excess multiplied by the notional amount for such interest accrual period set forth in Annex IV. The counterparty will make a payment to the trust administrator, as cap administrator and the cap administrator will distribute such amount in the manner and priority as set forth under “Description of the Certificates—Cap Contract” in this prospectus supplement.  See “Description of the Certificates—The Cap Contract” in this prospectus supplement.

[If the aggregate significance percentage is greater than 10%, provide applicable disclosure as outlined in Item 1115(b)(1) and (2) of Regulation AB].

P&I Advances

The servicer is required to advance delinquent payments of principal and interest on the mortgage loans, subject to the limitations described under “Description of the Certificates—P&I Advances” in this prospectus supplement.  The servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.  The servicer will not advance the balloon payment with respect to any balloon mortgage loan.  See “Description of the Certificates—P&I Advances” in this prospectus supplement and “Description of the Securities—Advances in Respect of Delinquencies” in the prospectus.

Optional Termination

At its option, the servicer may purchase all of the mortgage loans in the issuing entity, together with any properties in respect of the mortgage loans acquired on behalf of the issuing entity, and thereby effect termination and early retirement of the certificates, after the aggregate principal balance of the mortgage loans and properties acquired in respect of the mortgage loans has been reduced to less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date. See “Pooling and Servicing Agreement—Termination” in this prospectus supplement and “Description of the Securities— Termination” in the prospectus.

Repurchase or Substitution of Mortgage Loans For Breaches of Representations and Warranties

The seller made, and the originator will make, certain representations and warranties with respect to each mortgage loan at the time of origination, or as of the closing date.  Upon discovery of a breach of such representations and warranties that materially and adversely affects the interests of the certificateholders, the originator or the seller, as applicable, will be obligated to cure such breach, or otherwise repurchase or replace such mortgage loan.  The trust administrator will give or cause to be given written notice to the certificateholders and the NIMS Insurer that such substitution has taken place.

See “Pooling and Servicing Agreement—Assignment of the Mortgage Loans” in this prospectus supplement for additional information.

Federal Income Tax Consequences

One or more elections will be made to treat the issuing entity (exclusive of the Net WAC Rate Carryover Reserve Account, the cap account and the cap contract) as one or more real estate mortgage investment conduits, or REMICs, for federal income tax purposes.  See “Federal Income Tax Consequences” in this prospectus supplement and in the prospectus.

Ratings

It is a condition to the issuance of the offered certificates that the offered certificates receive not lower than the following ratings from Fitch Ratings, or Fitch, Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or S&P:

Offered Certificates	Fitch	Moody’s	S&P
Class A-[__]	[___]	[___]	[___]
Class A-[__]	[___]	[___]	[___]
Class M-[__]	[___]	[___]	[___]
Class M-[__]	[___]	[___]	[___]

A security rating does not address the frequency of prepayments on the mortgage loans or the corresponding effect on yield to investors. The ratings on the offered certificates do not address the likelihood of any recovery of basis risk shortfalls by holders of such certificates.  See “Yield on the Certificates” and “Ratings” in this prospectus supplement and “Yield Considerations” in the prospectus.

Legal Investment

The offered certificates will not constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA.  See “Legal Investment” in this prospectus supplement and in the prospectus.

Considerations for Benefit Plan Investors

The U.S. Department of Labor has issued an individual exemption, Prohibited Transaction Exemption 91-23, as amended, to Citigroup Global Markets Inc. This exemption generally exempts from the application of certain of the prohibited transaction provisions of Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the excise taxes imposed on such prohibited transactions by Section 4975(a) and (b) of the Internal Revenue Code of 1986, or the Code, and Section 502(i) of ERISA, transactions relating to the purchase, sale and holding of pass-through certificates underwritten by Citigroup Global Markets Inc. This exemption generally applies to certificates such as the offered certificates, and the servicing and operation of asset pools such as the mortgage pool, provided that certain conditions are satisfied.  See “Considerations For Benefit Plan Investors” in this prospectus supplement and in the prospectus.

RISK FACTORS

In addition to the matters described elsewhere in this prospectus supplement and the prospectus, prospective investors should carefully consider the following factors before deciding to invest in the offered certificates.

Recent and current events in the market for residential mortgage-backed securities may adversely affect the performance or market value of the certificates

Ratings Downgrades

Since mid-2007, the mortgage market has encountered difficulties which may adversely affect the performance or market value of the certificates.  Residential mortgage-backed securities (“RMBS”) backed by mortgage loans originated in recent years, particularly since 2005 and not guaranteed by Fannie Mae or Freddie Mac, have generally been the focus of attention due to a higher and earlier than expected rate of delinquencies.  Additionally, the performance of earlier vintages of RMBS may be deteriorating. Many RMBS, in particular those of recent vintages, have been subject to rating agency downgrades. These downgrades have included downgrades of “AAA” securities, and in some cases have occurred within a few months after issuance. There may be further downgrades of RMBS in the future.  There can be no assurance that the certificates will not be downgraded in the future.

Increases in Defaults and Delinquencies

Since late 2006, delinquencies, defaults and foreclosures on residential mortgage loans have increased, and they may continue to increase in the future. The increase in delinquencies, defaults and foreclosures has not been limited to “subprime” mortgage loans, which are made to borrowers with impaired credit.  The increase in delinquencies has also affected “Alt-A” mortgage loans, which are made to borrowers with limited documentation, and also “prime” mortgage loans, which are made to borrowers with excellent credit who provide full documentation.  Certain of the mortgage loans in the transaction were originated as “Alt-A” mortgage loans and may have been originated with little or no documentation of borrower income and/or assets.  In addition, originators’ underwriting standards generally allowed for exceptions with compensating factors.  These factors, however, may not be adequate to compensate for the exception to the standard.

Recessive economic trends in the United States continue to be primary indicators of future defaults and delinquencies.  A continuing economic recession could increase the likelihood of delinquencies and defaults.  A general unavailability of credit and an increase in job losses may adversely affect the overall economy in ways that result in increased delinquencies and defaults on loans underlying any RMBS.

Even if economic indicators begin to show that the United States is emerging from the recession, delinquencies and defaults on loans underlying RMBS may continue to rise, or may remain at high levels, as a result of factors such as: persistent high unemployment rates, high levels of foreclosures, and large inventories of unsold properties.

The servicer has the authority under the Pooling and Servicing Agreement to modify mortgage loans that are in default, or for which default is reasonably foreseeable, if it is in the best interests of the holders of the certificates and subject to the applicable overall servicing standard.  Loan modifications are more likely to be used to the extent that borrowers are less able to refinance or sell their homes due to market conditions, and to the extent that the potential recovery from a foreclosure is reduced due to lower property values.  A significant number of loan modifications could result in a significant reduction in cash flows to the certificates on an ongoing basis.  See “—Modifications of the Mortgage Loans May Affect the Yields of the Certificates” below.

Increased Sensitivity to Changing Economic Conditions

General trends in consumer borrowing and mortgage lending over the past decade may have increased the sensitivity of the mortgage market, in particular the subprime mortgage market, to changes in economic conditions.  Many mortgage lenders loosened their credit criteria, including by increasing lending to first time homebuyers and borrowers with lower credit scores, by making loans made with low or no documentation, income verification or without regard to ability to pay (including after a rate reset), and by making loans with higher loan-to-value ratios. In addition, certain borrowers may have financed their equity contributions with “piggy-back” junior lien loans, resulting in little to no equity contributed by the borrower with respect to their mortgage loan financing. As property values generally increased during the period ending in 2007, consumers borrowed against the increasing equity in their homes to cover other expenses, such as investments in home remodeling and education costs, resulting in an increase in debt service as a percentage of income.  Increasing property values also encouraged borrowers to obtain mortgage loans to finance investment properties, which generally have a higher tendency to become delinquent and to default than mortgage loans made to finance primary residences. In connection with the origination of low or no documentation loans, lenders may were often willing to make such loans by relying primarily on the value of the property rather than the creditworthiness of the borrower. These trends in the mortgage loan industry and in consumer behavior have increased the likelihood of defaults, delinquencies and losses on mortgage loan portfolios.

Home Price Depreciation

In addition to higher delinquency, default and foreclosure rates, loss severities on all types of residential mortgage loans have increased due to declines in residential real estate values, resulting in reduced home equity.  Home prices have generally depreciated since late 2007, and this trend is expected to continue at least through 2009.  Higher loan-to-value ratios and combined loan-to-value ratios generally result in lower recoveries on foreclosure, and an increase in loss severities above those that would have been realized had property values remained the same or continued to increase.

Inability to Refinance or Sell Following Increased Payments Due to Rate Adjustment

To the extent that market interest rates have increased or increase in the future, increases in monthly payments with respect to adjustable rate mortgage loans that have or will enter their adjustable-rate period may result in, and borrowers may become increasingly likely to default on their payment obligations.

Current market conditions may impair borrowers’ ability to refinance or sell their residential properties, which may contribute to higher delinquency and default rates.  Borrowers seeking to avoid increased monthly payments by refinancing may no longer be able to find available replacement loans at comparably low interest rates.  In the past two years, in response to increased delinquencies and losses with respect to mortgage loans, many originators have implemented more conservative underwriting criteria for mortgage loans, which will likely result in reduced availability of refinancing alternatives for such borrowers.  These risks would be exacerbated to the extent that prevailing mortgage interest rates increase from current levels.  Home price depreciation experienced to date, and any further price depreciation, may also leave borrowers with insufficient equity in their homes to permit them to refinance.  Borrowers who intended to sell their homes on or before the expiration of the fixed rate periods on their adjustable rate mortgage loans may find that they cannot sell their property for an amount equal to or greater than the unpaid principal balance of their loans.  In addition, some mortgage loans may include prepayment premiums that would further inhibit refinancing.  While some lenders and servicers have created modification programs in order to assist borrowers with refinancing or otherwise meeting their payment obligations, not all borrowers have qualified for or taken advantage of these opportunities.

Increase in Proposed Regulations

Numerous laws, regulations and rules related to the servicing of mortgage loans, including efforts to delay foreclosure actions, have been proposed recently by federal, state and local governmental authorities.  If enacted, these laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers or increased reimbursable servicing expenses, which could result in delays and reductions in the distributions to be made to holders of RMBS including the certificates.  Holders of RMBS will bear the risk that these future regulatory developments will result in losses, whether due to delayed or reduced distributions or reduced market value.

Market Exit of Originators and Servicers

Since late 2006, a number of originators and servicers of residential mortgage loans have experienced serious financial difficulties and, in some cases, have gone out of business.  These difficulties have resulted, in part, from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations and warranties regarding loan quality.  Higher delinquencies and defaults may be contributing to these difficulties by reducing the value of mortgage loan portfolios, requiring originators to sell their portfolios at greater discounts to par.  In addition, the costs of servicing an increasingly delinquent mortgage loan portfolio may be rising without a corresponding increase in servicing compensation.  The value of many residual interests retained by sellers of mortgage loans in the securitization market have also been declining in these market conditions.  Overall origination volumes are down significantly in the current economic environment.  In addition, any regulatory oversight, proposed legislation and/or governmental intervention designed to protect consumers may have an adverse impact on originators and servicers.  These factors, among others, may have the overall effect of increasing costs and expenses of originators and servicers while at the same time decreasing servicing cash flow and loan origination revenues. Financial difficulties may result in the inability of the originator to repurchase mortgage loans in the event of early payment defaults and other loan representation and warranty breaches which may also affect the value of RMBS backed by those mortgage loans.  Financial difficulties may also have a negative effect on the ability of servicers to pursue collection on mortgage loans that are experiencing increased delinquencies and defaults and to maximize recoveries on the sale of underlying properties following foreclosure.  Each servicer is generally required to make advances in respect of delinquent monthly payments.  However, there can be no assurance as to the current or continuing financial condition of any servicer or its ability to access markets for financing such advances.  If a servicer is experiencing financial difficulties, it may not be able to perform these advancing obligations.

Downgrade of Credit Enhancement

The value of RMBS may also be affected by recent financial difficulties experienced by insurers of RMBS.  Any downgrades of insurers of RMBS would severely impact the securities they insure and the market for RMBS generally.  In addition, the failure of primary mortgage insurers to meet their obligations will adversely affect recoveries with respect to the related mortgage loans.  Similarly, downgrades of entities that provided credit default swaps referencing RMBS (and failure to comply with associated collateral posting requirements) may result in those credit default swaps being terminated, thereby reducing the carrying value of those RMBS in the hands of investors who purchased those credit default swaps.

Additional Developments

Fannie Mae and Freddie Mac (the “GSEs”) were placed in conservatorship in September 2008.  Since that time, the GSEs’ market share of new and refinance residential mortgage loans has increased dramatically, and the availability of mortgage credit for loans that do not meet GSE guidelines has decreased sharply.  Moreover, since November 2008, a large portion of newly issued GSE mortgage backed securities has been funded by direct purchases under the MBS Purchase Program managed by the Federal Reserve Bank of New York.  This program has had the effect of keeping interest rates low, and maintaining the availability of funding, for new and refinance mortgage loans that meet GSE guidelines.  Importantly, it has been announced that this purchase program will be phased out by the end of March 2010.  The phasing out of this program may result in higher interest rates, and reduced availability to borrowers of mortgage credit.  This in turn may adversely affect the real estate market and the value of real estate assets generally.  It is unclear at this time to what extent the phasing out of this program will curtail the ability of Fannie Mae and Freddie Mac to continue to act as the primary sources of liquidity in the residential mortgage markets, both by purchasing mortgage loans for portfolio and by guaranteeing mortgage-backed securities.  A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the financial condition of mortgage loan originators.  In addition, any decline in the value of GSE securities may affect the value of RMBS as a whole.

Since 2008, there have been a number of adverse developments in the financial markets which have resulted in the merger and failure of a number of major investment banks and commercial banks.  In response to such developments the United States government has implemented a number of programs intended to stabilize its financial system.  These developments have heightened an overall level of uncertainty in the financial markets, particularly with respect to mortgage related investments, and no assurance can be made that the measures put in place by the United States government will succeed in stabilizing the financial markets.

These adverse changes in market and credit conditions collectively have had, and may continue to have, the effect of depressing the market values of RMBS generally, and substantially reducing the liquidity of RMBS generally.  These developments may reduce the value of the certificates as well as the amount of investment proceeds to which the certificates would indirectly be entitled.

Modifications of the mortgage loans may affect the yields of the certificates

General

Approximately [__]% of the Mortgage Loans (by aggregate principal balance as of the cut-off date) have been modified.  The servicer is responsible for servicing the related mortgage loans serviced by it regardless of whether such mortgage loans are performing or have become delinquent or are otherwise in default.  As a result, as delinquencies or defaults occur, the related servicer will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the related mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable.  At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the certificateholders, the related servicer is required to invest time and resources not otherwise required when collecting payments on performing mortgage loans.

Modifications of mortgage loans implemented by a related servicer in order to maximize ultimate proceeds of the related mortgage loans may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving payments of principal, interest or other amounts owed under the related mortgage loan, such as taxes or insurance premiums, extending the final maturity date of the related mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the related mortgage loan, reducing the principal balance of the related mortgage loan or any combination of these or other modifications. Any modified mortgage loan may remain in the transaction, and the reduction in collections resulting from a modification may result in a lower pass-through rate on the related certificates, reduced distributions of interest or principal on the related certificates, an extension of the weighted average life of the related certificates or an allocation of a realized loss to the related subordinate certificates, or in certain cases, to the senior certificates.

The ability to modify mortgage loans by a servicer may be limited by several factors.  First, the servicer may have difficulty contacting the borrowers who are at risk or may not be able to work out an acceptable modification.  Second, if the servicer has to consider a large number of modifications, operational constraints may affect the ability of the servicer to adequately address all of the needs of the borrowers.  Investors in each class of certificates should consider the importance of the role of the servicer in maximizing collections for the transaction and the impediments the servicer may encounter when servicing a substantial number of delinquent or defaulted mortgage loans.  See “—Recent and Current Events in the Market for Residential Mortgage-Backed Securities May Adversely Affect the Performance or Market Value of the Certificates” above.  In some cases, failure by a servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for distribution on the certificates in respect of such mortgage loan, and consequently may reduce amounts available for distribution to the related certificates.

Investors should note that modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of certificates in the transaction.  The related servicer will not consider the interests of individual classes of certificates.  Investors should also note that in connection with considering a modification or other type of loss mitigation, the related servicer may incur or bear related out-of-pocket expenses, such as credit counseling service fees, which would be reimbursed to such servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the related mortgage pool but in each case, prior to distributions being made on the related certificates.

The recently enacted Helping Families Save Their Homes Act of 2009 provides that, notwithstanding any other provision of law, any duty that a securitization servicer has to maximize recoveries on a pool of securitized mortgage loans applies for the benefit of all investors and not “any individual party or group of parties,” and further provides that a servicer will be deemed to have satisfied any duty to investors if the servicer implements a “qualified loss mitigation plan” (which is defined to include a modification made under HAMP guidelines described below) that meets certain criteria.  These provisions further include protections against liability, that apply to servicers as well as trustees and other parties. Investors should consider that the Helping Families Save Their Homes Act of 2009 may cause the related certificates to increase their modification activities in such a manner that may be beneficial to the transaction in the aggregate, but may be adverse to an investor in the related certificates.

The Home Affordable Modification Program

In May 2009, the Obama Administration announced its plan to assist and encourage mortgage loan servicers to modify mortgage loans under the Home Affordable Modification Program (“HAMP”), which is part of the Obama Administration’s broader Homeowner Affordability and Stability Plan (“HASP”).  Modifications under HAMP are potentially available to loans which meet the program qualifications, which include first lien residential mortgage loans, originated on or before January 1, 2009, on owner-occupied primary residence single (1-4) family properties, with a principal balance not greater than specified limits ($729,750 for a 1 unit property).  New borrowers may be accepted under the program until December 31, 2012.

[The Servicer will modify delinquent mortgage loans or mortgage loans for which default is reasonably forseeable in accordance with HAMP; provided, that, the Servicer will have the discretion under the Pooling and Servicing Agreement to enter into non-HAMP modifications of such mortgage loans, to the extent such non-HAMP modifications will maximize collection on the mortgage loans.  For mortgage loans that are not HAMP eligible, the servicer will use streamlined modification procedures which are similar to HAMP to modify such mortgage loans.]

HAMP provides for financial incentives and cost-sharing to encourage loan modifications. Unlike the refinancing program under HASP, HAMP potentially extends to mortgage loans that are not owned or insured by Fannie Mae or Freddie Mac, including the mortgage loans.

Under HAMP, borrowers under loans that meet the program criteria, and who are either already in default or are at risk of imminent default, will be eligible for a mortgage loan modification.  Under the program, a servicer would first determine a proposed modification under a specified protocol referred to as the “waterfall”, and then would evaluate the proposed modification based on a net present value or “NPV” analysis.  The objective of the waterfall is to determine a proposed loan modification that would reduce a borrower’s monthly mortgage payment to 31% of the borrower’s front end debt-to-income ratio (“DTI”) based on current verified income.  Under the waterfall, in order to achieve a DTI of 31%, servicers will take the following steps after having capitalized any arrearages:  first, reduce the interest rate for the related mortgage loan (to as low as 2% per annum),; second, extend the term of the related mortgage loan for a period of up to 40 years from the date of the modification; and third, forbear a portion of the principal balance until the earliest of the maturity date for the mortgage loan, sale of the related mortgaged property or payoff of the outstanding principal balance.  HAMP also allows for, but does not require, partial principal forgiveness rather than forbearance.  Any rate reduction must stay in place for five years, after which the rate may adjust upwards under the HAMP guidelines.

Once the proposed modification terms are set, the servicer will perform an NPV analysis, based on a current valuation of the property, to determine whether the NPV of the expected cash flows under the modification are greater than the NPV of the expected cash flows absent the modification.  If the modification is NPV positive, under the program the servicer is required to offer the modification.  If NPV negative, the modification is optional, unless prohibited under the pooling and servicing or similar agreement pursuant to which an eligible mortgage loan is being serviced.  Servicers are generally required under the program to adhere to the contractual restrictions included in the applicable servicing agreement.  Aside from the effect of current property value on the NPV test, there is no minimum or maximum LTV for eligibility under the program.

For each modification that is made, the lender or investor will bear the full cost (if any) of reducing the monthly mortgage payment to an amount corresponding to a 38% DTI.  Under HAMP, the United States Treasury will pay to the lender or investor, for a period of up to five years, one-half of the difference between the monthly payment at a 31% DTI, and the lesser of the pre-modification payment or the monthly payment at a 38% DTI.

HAMP also includes additional financial incentives for servicers, borrowers and investors in order to encourage mortgage loan modifications.  For each eligible modification, servicers will receive a one-time payment of $500 (in the case of a loan that is still current but at risk of imminent default), an upfront payment of $1,000 and up to $1,000 each year for up to three years as long as the borrower stays current on the modified loan.  In addition, investors in a mortgage loan modified under HAMP will receive a one-time payment of $1,500 (in the case of a loan that is still current but at risk of imminent default).  Finally, to the extent that a borrower stays current under the terms of the modified mortgage loan, they will be entitled to accrue up to $1,000 each year for up to five years, which will be payable as principal balance reductions.

The adoption of HAMP may lead to a significant increase in the number of mortgage loan modifications taking place. It has been announced that over 60 servicers have signed servicer participation agreements under HAMP, and that participating servicers cover more than 85% of all residential mortgage loans in the United States.  Investors should note that an increase in the volume of modifications with respect to the mortgage loans could lead to decreased distributions on the certificates, as described above.

The mortgage loans were underwritten to standards which do not conform to the credit standards of Fannie Mae or Freddie Mac which may result in losses on the mortgage loans

[FOR SUBPRIME TRANSACTIONS: Substantially all of the mortgage loans  are of subprime credit quality and at origination, did not meet the customary credit standards of Freddie Mac and/or Fannie Mae.  Subprime mortgage loans were generally made to less credit worthy borrowers, i.e., borrowers with lower credit scores and/or higher debt-to-income ratios.  In many cases, such loans were underwritten with very limited or no loan documentation that verified the borrower’s income and had loan-to-value ratios higher than mortgage loans made to more creditworthy home buyers.  Accordingly, the mortgage loans  are extremely sensitive to economic factors that could affect the ability of borrowers to pay their obligations or the value of the mortgaged property.]

The originator’s underwriting standards that were in effect for the origination of most of the mortgage loans generally were less stringent than those of Fannie Mae or Freddie Mac with respect to a borrower’s credit history, collateral and in other respects. The mortgage loans originated or acquired by the originator or its affiliates have been made to borrowers that typically have limited access to traditional mortgage financing for a variety of reasons, including impaired past credit experience, limited credit history, insufficient home equity value, or high debt-to-income ratios. As a result of this approach to underwriting, the mortgage loans have experienced and may continue to experience higher rates of delinquencies, defaults and foreclosures than mortgage loans underwritten in accordance with Fannie Mae or Freddie Mac guidelines.  In addition, mortgage loans may have been originated pursuant to exceptions to the originator’s underwriting guidelines.  These exceptions may not have been documented in the origination file.  No assurance can be made regarding the percentage of mortgage loans that represent exceptions to such underwriting guidelines.

As a result of the originator’s underwriting standards, the mortgage loans in the mortgage pool are likely to experience rates of delinquency, foreclosure and bankruptcy that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner.

Furthermore, changes in the values of mortgaged properties may have a greater effect on the delinquency, foreclosure, bankruptcy and loss experience of the mortgage loans in the mortgage pool than on mortgage loans originated in a more traditional manner.  No assurance can be given that the values of the related mortgaged properties have remained or will remain at the levels in effect on the dates of origination of the related mortgage loans.  See “The Originator” in this prospectus supplement.

Mortgage loans with high loan-to-value ratios leave the related borrower with little or no equity in the related mortgaged property, which may result in losses with respect to these mortgage loans

The original loan-to-value ratio of a mortgage loan as described in this prospectus supplement is the ratio, expressed as a percentage, of the principal balance of the mortgage loan at origination over the value of the related mortgaged property determined at origination.  There can be no assurance that the value of a mortgaged property used in the calculation of the loan-to-value ratio accurately reflected the actual value of the related mortgaged property at origination.

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) have an original loan-to-value ratio in excess of 80%.  None of the mortgage loans has an original loan-to-value ratio in excess of approximately 100.00%. Mortgage loans with higher loan-to-value ratios may present a greater risk of loss.  In addition, an overall decline in the residential real estate market, a rise in interest rates over a period of time and the general condition of a mortgaged property, as well as other factors, may have the effect of reducing the value of the related mortgaged property from the value at the time the mortgage loan was originated.  If the value of a mortgaged property decreases, the loan-to-value ratio may increase over what it was at the time the mortgage loan was originated which may reduce the likelihood of liquidation or other proceeds being sufficient to satisfy the mortgage loan.  There can be no assurance that the loan-to-value ratio of any mortgage loan determined at any time after origination will be less than or equal to its original loan-to-value ratio.  See “The Mortgage Pool—General” in this prospectus supplement.

Furthermore, a mortgagor may have obtained at or around the time of origination of the related originator’s first lien or second lien, or may obtain at any time thereafter, additional financing which is subordinate to that lien, which subordinate financing would reduce the equity the mortgagor would otherwise have in the related mortgaged property as indicated in the originator’s loan-to-value ratio determination for such originator’s first or second lien.

There are risks associated with second lien mortgage loans

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are secured by second liens on the related mortgaged properties.  The proceeds from any liquidation, insurance or condemnation proceedings will be available to satisfy the outstanding balance of such mortgage loans only to the extent that the claims of the related senior mortgages have been satisfied in full, including any related foreclosure costs.  In circumstances when it has been determined to be uneconomical to foreclose on the mortgaged property, the servicer may write off the entire balance of such mortgage loan as a bad debt.  The foregoing considerations will be particularly applicable to mortgage loans secured by second liens that have high original loan-to-value ratios because it is comparatively more likely that the servicer would determine foreclosure to be uneconomical in the case of such mortgage loans.  The rate of default of second lien mortgage loans may be greater than that of mortgage loans secured by first liens on comparable properties.

Delinquencies on the mortgage loans may adversely affect the Floating Rate Certificates

Approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the Group II Mortgage Loans as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are 30-59 days delinquent as of [_______].

[Provide delinquency information necessary to comply with Items 1111(c) and 1100(b) of Regulation AB].

The servicer will be required to make advances of delinquent payments of principal and interest on any delinquent mortgage loans (to the extent such advances are deemed by the servicer to be recoverable), until such mortgage loans become current.  Furthermore, with respect to any delinquent mortgage loan, the servicer may either foreclose on any such mortgage loan or work out an agreement with the mortgagor, which may involve waiving or modifying certain terms of the related mortgage loan.  If the servicer extends the payment period or accepts a lesser amount than the amount due pursuant to the mortgage note in satisfaction of the mortgage note, your yield may be reduced.

Interest only mortgage loans risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) require the borrowers to make monthly payments only of accrued interest for the first 24, 36, 60 or 120 months following origination.  After such interest-only period, the borrower’s monthly payment will be recalculated to cover both interest and principal so that the mortgage loan will amortize fully prior to its final payment date.  The interest-only feature may reduce the likelihood of prepayment during the interest-only period due to the smaller monthly payments relative to a fully-amortizing mortgage loan.  If the monthly payment increases, the related borrower may not be able to pay the increased amount and may default or may refinance the related mortgage loan to avoid the higher payment.  Because no principal payments may be made on such mortgage loans for an extended period following origination, certificateholders will receive smaller principal distributions during such period than they would have received if the related borrowers were required to make monthly payments of interest and principal for the entire lives of such mortgage loans.  This slower rate of principal distributions may reduce the return on an investment in the Floating Rate Certificates that are purchased at a discount.

Negative amortization mortgage loans risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) consist of “negative amortization loans.” After an introductory period after origination during which the interest rates on the negative amortization loans are fixed, the interest rates on negative amortization loans may adjust but their monthly payments and amortization schedules adjust based on a longer period of time and, under most circumstances, are subject to payment caps. The interest rates on negative amortization mortgage loans during their introductory periods are lower than the sum of the indices applicable at origination and the related margins. Scheduled monthly payments on negative amortization loans are set at their origination based upon the introductory interest rates. As a result, after the introductory interest rates expire and until the initial annual adjustment to the scheduled monthly payment made by the borrower (unless the fully indexed mortgage rate is a rate at or below the introductory mortgage rate), the scheduled monthly payment made by the borrower will not be sufficient to pay the amount of interest accruing on the mortgage loan. Although negative amortization loans provide for scheduled monthly payments, the amount of interest that accrues and is ultimately due on a negative amortization loan is based on the monthly interest rate. If borrowers only make their scheduled monthly payments, a portion of the accrued interest on negatively amortizing loans will become deferred interest. The “deferred interest” is the excess, if any, of (x) the amount of interest accrued on such mortgage loan from the preceding due date to such due date over (y) the monthly payment due for such due date. Deferred interest is added to the principal balance of the negative amortization loan and bears interest at the applicable interest rate for that negative amortization mortgage loan.

Adjustable-Rate Mortgage Loans May Present Increased Risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are adjustable-rate mortgage loans.

Investors should note that substantially all of the adjustable-rate mortgage loans were originated at rates below the sum of the index at origination and the related gross margin (the “Teaser Rate”).  In addition, on the first adjustment date following the origination of the adjustable-rate Mortgage Loans, the mortgage rate can increase by as much as [____]% per annum.  The underwriting standards of the originator in determining a borrower’s ability to pay generally (i) allows debt-to-income ratios higher than Fannie Mae and Freddie Mac standards, (ii) looks at the Teaser Rate on the adjustable-rate mortgage loan and not the related fully-indexed mortgage rate and (iii) generally does not include tax and insurance payments.

The factors described in the preceding paragraph may result in the adjustable-rate mortgage loans experiencing increased delinquency, foreclosure, bankruptcy and loss than other mortgage loans.

Reduced documentation mortgage loans risk

 Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) were originated under programs that did not require full documentation of the borrower’s income and assets.  Borrowers under such mortgage loans may not actually have sufficient income or assets, or may have overstated their income or assets and, as a consequence, may be unable to make their monthly mortgage loan payments.  In addition, borrowers of mortgage loans originated under reduced documentation programs may be unable to refinance their loan or obtain a modification of their mortgage loan if the lender or servicer requires verified documentation.  As a result, the mortgage loans which are reduced documentation mortgage loans may experience increased delinquency, foreclosure, bankruptcy and loss than other mortgage loans.

Balloon loan risk

Balloon loans pose a risk because a mortgagor must make a large lump sum payment of principal at the end of the loan term.  If the mortgagor is unable to pay the lump sum or refinance such amount, you may suffer a loss.  Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (by aggregate principal balance of the Group II Mortgage Loans as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are balloon loans.

Silent second lien risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) are subject to a second lien mortgage loan which may or may not be included in the issuing entity.  The weighted average loan-to-value ratio of such mortgage loans at origination is approximately [__]% (with respect to such Group I Mortgage Loans) and approximately [__]% (with respect to such Group II Mortgage Loans) and the weighted average combined loan-to-value ratio of such mortgage loans at origination (including the second lien) is approximately [__]% (with respect to such Group I Mortgage Loans) and approximately [__]% (with respect to such Group II Mortgage Loans).  With respect to such mortgage loans, foreclosure frequency may be increased relative to mortgage loans that were originated without a silent second lien since mortgagors have less equity in the mortgaged property.  In addition, a default may be declared on the second lien loan, even though the first lien is current, which would constitute a default on the first lien loan.  Investors should also note that any mortgagor may obtain secondary financing at any time subsequent to the date of origination of their mortgage loan from the originator or from any other lender.

The mortgage loans are concentrated in particular states, which may present a greater risk of loss relating to these mortgage loans

The chart presented under “Summary of Prospectus Supplement—The Mortgage Loans” lists the states with the highest concentrations of mortgage loans.  Because of the relative geographic concentration of the mortgaged properties within certain states, losses on the mortgage loans may be higher than would be the case if the mortgaged properties were more geographically diversified.  For example, some of the mortgaged properties may be more susceptible to certain types of special hazards, such as earthquakes, hurricanes, floods, wildfires and other natural disasters and major civil disturbances, than residential properties located in other parts of the country.

In addition, the conditions below will have a disproportionate impact on the mortgage loans based on their location:

•	Economic conditions in states with high concentrations of mortgage loans which may or may not affect real property values may affect the ability of mortgagors to repay their mortgage loans on time.
•
Declines in the residential real estate markets in the states with high concentrations of mortgage loans may reduce the values of properties located in those states, which would result in an increase in the loan-to-value ratios.

•
Any increase in the market value of properties located in the states with high concentrations of mortgage loans would reduce the loan-to-value ratios and could, therefore, make alternative sources of financing available to the mortgagors at lower interest rates, which could result in an increased rate of prepayment of the mortgage loans.

[According to §229.1111(b)(14) if 10% or more of the pool assets are or will be located in any one state or other geographic region, describe any economic or other factors, specific to such state or region that may materially impact the pool assets or pool asset cash flows.]

Hurricanes may pose special risks

At the end of August 2005, Hurricane Katrina and Hurricane Rita caused catastrophic damage to areas in the Gulf Coast region of the United States.  The Originator or the Seller will represent and warrant as of the Closing Date that each mortgaged property is free of material damage and in good repair.  In the event of a breach of that representation and warranty that materially and adversely affects the value of such Mortgage Loan, the Originator or the Seller, as applicable, will be obligated to repurchase or substitute for the related Mortgage Loan.  Any such repurchase would have the effect of increasing the rate of principal distributions on the Class A Certificates and Mezzanine Certificates.  Any damage to a mortgaged property that secures a Mortgage Loan in the issuing entity occurring after the closing date as a result of any other casualty event occurring after the closing date (including, but not limited to, other hurricanes) will not cause a breach of this representation and warranty.

The full economic impact of Hurricane Katrina and Hurricane Rita is uncertain but may affect the ability of borrowers to make payments on their mortgage loans.  We have no way to determine the particular nature of such economic effects, how long any of these effects may last, or how these effects may impact the performance of the mortgage loans.  Any impact of these events on the performance of the mortgage loans may increase the amount of losses borne by the holders of the Class A Certificates or Mezzanine Certificates or impact the weighted average lives of such certificates.

Violation of consumer protection laws may result in losses on the mortgage loans and your certificates

Applicable state laws generally regulate interest rates and other charges, require certain disclosure, and require licensing of the originator.  In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•	the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;
•
the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit;

•
the Americans with Disabilities Act, which, among other things, prohibits discrimination on the basis of disability in the full and equal enjoyment of the goods, services, facilities, privileges, advantages or accommodations of any place of public accommodation; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the borrower’s credit experience.

Violations of certain provisions of these federal laws may limit the ability of the servicer to collect all or part of the principal of or interest on the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement and could result in the borrowers rescinding such mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

The originator will represent that as of the closing date, each mortgage loan was in compliance with applicable federal and state laws and regulations that were in effect at the time the related mortgage loan was originated.  In the event of a breach of such representation, the originator will be obligated to cure such breach or repurchase or replace the affected mortgage loan in the manner set forth in the pooling and servicing agreement.

High Cost Loans

None of the mortgage loans are “High Cost Loans” within the meaning of the Homeownership Act or any state or local law, ordinance or regulation similar to the Homeownership Act.  See “Certain Legal Aspects of Residential Loans—Anti-Deficiency Legislation, Bankruptcy Laws and Other Limitations on Lenders” in the prospectus.

In addition to the Homeownership Act, some states and localities have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements more stringent than those in the Homeownership Act.  Failure to comply with these laws, to the extent applicable to any of the mortgage loans, could subject the issuing entity, as an assignee of the mortgage loans, to statutory, punitive, consequential, and actual damages and/or administrative enforcement and could result in, among other things, the borrowers rescinding such mortgage loans against the issuing entity.  Further, even after the expiration of any applicable statute of limitation for affirmative claims under the Homeownership Act, a borrower may, in certain instances, raise a Homeownership Act violation in a defensive action or recoupment claim, if permitted by state law, for an amount up to the debt owed by the borrower.  Lawsuits have been brought in various states making claims against assignees of high cost loans for violations of state law.  Named defendants in these cases have included numerous participants within the secondary mortgage market, including some securitization trusts.

Under the anti-predatory lending laws of some states, the borrower is required to meet a net tangible benefits test in connection with the origination of the related mortgage loan.  This test may be highly subjective and open to interpretation.  As a result, a court may determine that a mortgage loan does not meet the test even if an originator reasonably believed that the test was satisfied.  Any determination by a court that a mortgage loan does not meet the test will result in a violation of the state anti-predatory lending law, in which case the originator will be required to purchase such mortgage loan from the issuing entity.

Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles with respect to the mortgage loans included in the issuing entity may limit the ability of the servicer to collect all or part of the principal of or interest on the mortgage loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the issuing entity to statutory, punitive, consequential, and actual damages and/or administrative enforcement.  In this event, holders of the certificates may suffer a loss.

In addition, numerous other federal and state statutory provisions, including the federal bankruptcy laws, the Relief Act and state debtor relief laws, may also adversely affect the servicer’s ability to collect the principal of or interest on the mortgage loans and holders of the certificates may suffer a loss if the applicable laws result in these mortgage loans being uncollectible.

FICO Scores

A FICO Score is a statistical ranking of likely future credit performance developed by Fair, Isaac & Company (“Fair, Isaac”) and the three national credit repositories-Equifax, Trans Union and First American (formerly Experian which was formerly TRW).  The FICO Scores available from the three national credit repositories are calculated by the assignment of weightings to the most predictive data collected by the credit repositories and range from the 300’s to the 900’s.  Although the FICO Scores are based solely on the information at the particular credit repository, such FICO Scores have been calibrated to indicate the same level of credit risk regardless of which credit repository is used.  The FICO Scores are used along with, but not limited to, mortgage payment history, seasoning on bankruptcy and/or foreclosure, and are not a substitute for the underwriter’s judgment.  Although FICO Scores are used as a predictive measure of a loan’s quality, it is not determinative and is based solely on the information available from the credit repositories.  As a result, FICO Scores should not be viewed as determinative of performance and should be viewed as one factor in assessing the quality of the loans.

Your certificates will be limited obligations solely of the issuing entity and not of any other party

The certificates will represent obligations of the issuing entity and will not represent an interest in or obligation of the seller, the depositor, the sponsor, the servicer, the credit risk manager, the trust administrator, the trustee or any of their respective affiliates.  Neither the certificates nor the mortgage loans will be guaranteed or insured by any governmental agency or instrumentality, or by the seller, the depositor, the sponsor, the servicer, the credit risk manager, the trust administrator, the trustee or any of their respective affiliates.  Proceeds of the assets included in the issuing entity will be the sole source of distributions on the offered certificates, and there will be no recourse to the seller, the depositor, the servicer, the credit risk manager, the trust administrator, the trustee or any other entity in the event that such proceeds are insufficient or otherwise unavailable to make all distributions provided for under the offered certificates.

The seller, depositor, servicer or the issuing entity may become subject to litigation

Recently, there has been an increase in litigation against, sponsors, originators, depositors and servicers of mortgage backed securities.  If the servicer or the issuing entity becomes subject to litigation relating to the mortgage loans, this may increase the costs of the servicer in servicing the mortgage loans or the expenses of the trustee reimbursable from the issuing entity.  These expenses may be paid from payments on the mortgage loans prior to distribution of such payments to the certificates.  In addition, if the servicer is subject to litigation, this may affect the ability of the servicer to perform its obligations under the pooling and servicing agreement, even if such litigation is not related to a mortgage loan.  If the seller becomes subject to litigation, this may affect the ability of the seller to perform any of its obligations to repurchase mortgage loans from the issuing entity with respect to which there has been a breach of representations and warranties.  This could result in a delay in or reduction of distributions on the certificates.  No assurance can be made as to the affect such litigation, if any, may have on payments in respect of the mortgage loans or the certificates.

Risks relating to mortgaged properties in foreclosure proceedings

Mortgage loans that become seriously delinquent in payment may be subject to foreclosure proceedings.  When a mortgage loan is foreclosed, title to the related mortgaged property passes to the bidder at a foreclosure sale; often, the bidder will be the holder of the related mortgage note.  In many cases, real property that passes through foreclosure has been poorly maintained; routine property maintenance such as repair of water leaks or sheetrock damage, painting, replacement of damaged or worn flooring, and landscaping may not have occurred for a significant period of time prior to foreclosure.  In addition, borrowers often damage the mortgaged property when they move or are evicted from the premises; this damage may include damage to sheetrock, windows, floors, appliances, and fixtures (including removal of items normally considered to be permanently affixed to the property, such as kitchen appliances, air conditioning or heating units, or pipes).  Such damage may not be evident from an observation of the exterior of the property.  This type of deferred maintenance or damage is likely to have an adverse effect on the market value of the REO properties when compared to the estimated valuation of any property acquired by the trustee on behalf of the issuing entity based upon an appraisal made at the time of origination, a broker’s price opinion based only upon exterior observation and performed prior to foreclosure, or an automated valuation model that assumes average property condition.

The cap contract is subject to counterparty risk

The assets of the issuing entity will include the cap contract which will require the counterparty thereunder to make certain payments to the issuing entity.  To the extent that distributions on the Floating Rate Certificates depend in part on payments to be received by the trust administrator under the cap contract, the ability of the trustee to make such distributions on the Floating Rate Certificates will be subject to the credit risk of the counterparty to the cap contract.  Although there will be a mechanism in place to facilitate replacement of the cap contract upon the default or credit impairment of the counterparty thereunder, there can be no assurance that any such mechanism will result in the ability of the trustee to obtain a suitable replacement cap contract.

Credit Scores may not accurately predict the performance of the mortgage loans

Credit scores are obtained by many lenders in connection with mortgage loan applications to help them assess a borrower’s creditworthiness.  Credit scores are generated by models developed by a third party which analyzed data on consumers in order to establish patterns which are believed to be indicative of the borrower’s probability of default.  The credit score is based on a borrower’s historical credit data, including, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience.  Credit scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score.  However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender (i.e., a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score).  Lenders have varying ways of analyzing credit scores and, as a result, the analysis of credit scores across the industry is not consistent.  In addition, it should be noted that credit scores were developed to indicate a level of default probability over a two year period, which does not correspond to the life of a mortgage loan.  Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general, and assess only the borrower’s past credit history.  Therefore, a credit score does not take into consideration the effect of mortgage loan characteristics (which may differ from consumer loan characteristics) on the probability of repayment by the borrower.  There can be no assurance that the credit scores of the mortgagors will be an accurate predictor of the likelihood of repayment of the related mortgage loans.

Potential inadequacy of credit enhancement for the offered certificates.

The credit enhancement features described in this prospectus supplement are intended to increase the likelihood that holders of the offered certificates will receive regular distributions of interest and/or principal.  If delinquencies or defaults occur on the mortgage loans, neither the servicer nor any other entity will advance scheduled monthly payments of interest and principal on delinquent or defaulted mortgage loans if such advances are deemed unrecoverable.  If substantial losses occur as a result of defaults and delinquent payments on the mortgage loans, the holders of the offered certificates may suffer losses.

Interest generated by the mortgage loans may be insufficient to maintain or restore overcollateralization

The mortgage loans are expected to generate more interest than is needed to distribute interest owed on the Floating Rate Certificates and to pay certain fees and expenses of the issuing entity.  Any remaining interest generated by the mortgage loans will then be used to absorb losses that occur on the mortgage loans.  After these financial obligations of the issuing entity are covered, available excess interest generated by the mortgage loans will be used to maintain or restore overcollateralization, at the then-required level.  We cannot assure you that sufficient interest will be generated by the mortgage loans to create overcollateralization or thereafter to maintain or restore overcollateralization at the required level.  The factors described below will affect the amount of excess interest that the mortgage loans will generate:

•
Every time a mortgage loan is prepaid in full, liquidated or written off, excess interest may be reduced because such mortgage loan will no longer be outstanding and generating interest or, in the case of a partial prepayment, will be generating less interest.  Prepayments and liquidations of mortgage loans with relatively higher mortgage rates will cause excess interest to be reduced to a greater degree than will prepayments and liquidations of mortgage loans with relatively lower mortgage rates.

•
If the rates of delinquencies, defaults or losses on the mortgage loans are higher than expected, excess interest will be reduced by the amount necessary to compensate for any shortfalls in cash available to make required distributions on the Floating Rate Certificates.

•
The adjustable-rate mortgage loans have mortgage rates that adjust less frequently than, and on the basis of an index that is different from the index used to determine, the pass-through rates on the Floating Rate Certificates, and the fixed-rate mortgage loans have mortgage rates that do not adjust.  As a result, the pass-through rates on the Floating Rate Certificates may increase relative to mortgage rates on the mortgage loans, requiring that a greater portion of the interest generated by the mortgage loans be applied to cover interest on the Floating Rate Certificates.

•
The distribution priorities for the certificates will at times cause certain classes of Floating Rate Certificates with lower pass-through rates to amortize more rapidly than the classes of Floating Rate Certificates with higher pass-through rates, with resulting increases in the weighted average pass-through rate of the Floating Rate Certificates and corresponding decreases in the amount of excess interest.

The pass-through rates on the Floating Rate Certificates are subject to limitation

The Floating Rate Certificates will accrue interest at a pass-through rate based on a one-month LIBOR index plus a specified margin, but the pass-through rate on every class of Floating Rate Certificates will be subject to a limit.  The limit on the pass-through rates for the Floating Rate Certificates is generally based on the weighted average of the mortgage rates on the related mortgage loans, net of certain fees and expenses of the issuing entity.  As a result of the limit on the pass-through rates on the Floating Rate Certificates, such certificates may accrue less interest than they would accrue if their pass-through rates were calculated without regard to such limit.

A variety of factors could limit the pass-through rates and adversely affect the yields to maturity on the Floating Rate Certificates.  Some of these factors are described below.

•
The pass-through rates for the Floating Rate Certificates may adjust monthly while the mortgage rates on the fixed-rate mortgage loans do not adjust and the mortgage rates on the adjustable-rate mortgage loans adjust less frequently.  Furthermore, substantially all of the adjustable-rate mortgage loans will have the first adjustment to their mortgage rates two, three, five or ten years after their origination. Consequently, the limits on the pass-through rates on the Floating Certificates may prevent any increases in the pass-through rate on one or more classes of such certificates for extended periods in a rising interest rate environment.

•
If prepayments, defaults and liquidations occur more rapidly on the mortgage loans with relatively higher mortgage rates than on the mortgage loans with relatively lower mortgage rates, the pass-through rate on one or more classes of the Floating Rate Certificates is more likely to be limited.

•
The mortgage rates on the adjustable-rate mortgage loans may respond to different economic and market factors than does one-month LIBOR.  It is possible that the mortgage rates on the adjustable-rate mortgage loans may decline while the pass-through rates on the Floating Rate Certificates are stable or rising.  It is also possible that the mortgage rates on the adjustable-rate mortgage loans and the pass-through rates on the Floating Rate Certificates may both decline or increase during the same period, but that the pass-through rates on the Floating Rate Certificates may decline more slowly or increase more rapidly.

If the pass-through rate on any class of Floating Rate Certificates is limited for any distribution date, the resulting basis risk shortfalls may be recovered by the holders of those certificates on the same distribution date or on future distribution dates, to the extent that on such distribution date or future distribution dates there are any available funds remaining after certain other distributions on the certificates and the payment of certain fees and expenses of the issuing entity.  There can be no assurance that any basis risk shortfalls will be recovered, and the ratings on the offered certificates will not address the likelihood of any such recovery of basis risk shortfalls by holders of such certificates.

Amounts used to pay such shortfalls on the Floating Rate Certificates may be supplemented by the cap contract on any distribution date to the extent such amount is available in the priority described in this prospectus supplement.  However, the amount received from the cap counterparty under the cap contract may be insufficient to pay the holders of the applicable certificates the full amount of interest which they would have received absent the limitations of the rate cap.

The limit on the pass-through rate on any class of Floating Rate Certificates may apply for extended periods, or indefinitely.  If the pass-through rate on any class of Floating Rate Certificates is limited for any distribution date, the value of such class of certificates may be temporarily or permanently reduced.

The rate and timing of principal distributions on the Floating Rate Certificates will be affected by prepayment speeds

The rate and timing of distributions allocable to principal on the Floating Rate Certificates will depend on the rate and timing of principal payments (including prepayments and collections upon defaults, liquidations and repurchases) on the mortgage loans and the allocation thereof to distribute principal on such certificates.  As is the case with mortgage pass-through certificates generally, the Floating Rate Certificates will be subject to substantial inherent cash-flow uncertainties because the mortgage loans may be prepaid at any time.  However, with respect to approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date), a prepayment may subject the related mortgagor to a prepayment charge.  A prepayment charge may or may not act as a deterrent to prepayment of the related mortgage loan.  See “The Mortgage Pool” in this prospectus supplement.

The rate of prepayments on the mortgage loans will be sensitive to prevailing interest rates.  Generally, when prevailing interest rates are increasing, prepayment rates on mortgage loans tend to decrease.  A decrease in the prepayment rates on the mortgage loans will result in a reduced rate of return of principal to investors in the Floating Rate Certificates at a time when reinvestment at the higher prevailing rates would be desirable.  Conversely, when prevailing interest rates are declining, prepayment rates on mortgage loans tend to increase.  An increase in the prepayment rates on the mortgage loans will result in a greater rate of return of principal to investors in the Floating Rate Certificates at a time when reinvestment at comparable yields may not be possible.  Furthermore, the adjustable-rate mortgage loans may prepay at different rates and in response to different factors than the fixed-rate mortgage loans.  The inclusion of different types of mortgage loans in the mortgage pool may increase the difficulty in analyzing possible prepayment rates.

The originator or the seller may be required to repurchase mortgage loans from the issuing entity in the event certain breaches of representations and warranties have not been cured.  In addition, the servicer, may purchase all of the mortgage loans when the aggregate principal balance of the mortgage loans is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date.  These purchases will have the same effect on the holders of the Floating Rate Certificates as a prepayment of those mortgage loans.

The multiple class structure of the Floating Rate Certificates causes the yields of such classes to be particularly sensitive to changes in the rates of prepayment of the mortgage loans.  Because distributions of principal will be made to the holders of such certificates according to the priorities described in this prospectus supplement, the yields to maturity on the classes of Floating Rate Certificates will be sensitive to the rates of prepayment on the mortgage loans experienced both before and after the commencement of principal distributions on such classes.  The yields to maturity on each class of Floating Rate Certificates will also be extremely sensitive to losses due to defaults on the mortgage loans (and the timing thereof), to the extent such losses are not covered by excess interest, the Class CE Certificates, payments received under the cap contract or, in the case of a class of Class A Certificates, by the Mezzanine Certificates or, in the case of a class of Mezzanine Certificates, by Mezzanine Certificates with higher numerical class designations.  Furthermore, as described in this prospectus supplement, the timing of receipt of principal and interest by the Floating Rate Certificates may be adversely affected by losses even if such classes of certificates do not ultimately bear such loss.

For further information regarding the effect of principal prepayments on the weighted average lives of the offered certificates, see “Yield on the Certificates” in this prospectus supplement, including the tables entitled “Percent of Initial Certificate Principal Balance Outstanding.”

The yield to maturity on the Floating Rate Certificates will depend on a variety of factors

The yield to maturity on the Floating Rate Certificates will depend on: (i) the applicable pass-through rate thereon from time to time; (ii) the applicable purchase price; (iii) the rate and timing of principal payments (including prepayments and collections upon defaults, liquidations and repurchases) on the mortgage loans, and the allocation thereof to reduce the certificate principal balance of such certificates; (iv) the rate, timing and severity of realized losses on the mortgage loans; (v) adjustments to the mortgage rates on the adjustable-rate mortgage loans; (vi) the amount of excess interest generated by the mortgage loans; (vii) changes in six-month LIBOR and one-month LIBOR and (viii) the allocation to the Floating Rate Certificates of some types of interest shortfalls.

If the Floating Rate Certificates are purchased at a premium and principal distributions on these certificates occur at a rate faster than that assumed at the time of purchase, the investor’s actual yield to maturity will be lower than that assumed at the time of purchase.  Conversely, if the Floating Rate Certificates are purchased at a discount and principal distributions on these certificates occur at a rate slower than that anticipated at the time of purchase, the investor’s actual yield to maturity will be lower than that originally assumed.

As a result of the absorption of realized losses on the mortgage loans by excess interest, overcollateralization and amounts received under the cap contract as described in this prospectus supplement, liquidations of defaulted mortgage loans, whether or not realized losses are allocated to the certificates upon such liquidations, will result in an earlier return of principal to the Floating Rate Certificates and will influence the yield on such certificates in a manner similar to the manner in which principal prepayments on the mortgage loans will influence the yield on such certificates.

Additional risks associated with the Mezzanine Certificates

The weighted average lives of, and the yields to maturity on, the Mezzanine Certificates will be progressively more sensitive, in increasing order of their numerical class designations, to the rate and timing of mortgagor defaults and the severity of ensuing losses on the mortgage loans.  If the actual rate and severity of losses on the mortgage loans is higher than those assumed by an investor in the Mezzanine Certificates, the actual yield to maturity of these certificates may be lower than the yield anticipated by the holder.  The timing of losses on the mortgage loans will also affect an investor’s yield to maturity, even if the rate of defaults and severity of losses over the life of the mortgage pool are consistent with an investor’s expectations.  In most cases, the earlier a loss occurs, the greater the effect on an investor’s yield to maturity.  Realized losses on the mortgage loans, to the extent they exceed the amount of excess interest, overcollateralization and payments made under the cap contract, will reduce the certificate principal balance of the class of Mezzanine Certificate then outstanding with the highest numerical class designation.  As a result of these reductions, less interest will accrue on these classes of certificates than would be the case if those losses were not so allocated.  Once a realized loss is allocated to a Mezzanine Certificate, such written down amount will not be reinstated (except in the case of Subsequent Recoveries received while such certificate remains outstanding) and will not accrue interest.  However, the amount of any realized losses allocated to the Mezzanine Certificates may be distributed to the holders of such certificates on a subordinated basis, without interest, according to the priorities set forth under “Description of the Certificates—Credit Enhancement—Overcollateralization Provisions” and “Description of the Certificates—Cap Contract” in this prospectus supplement.

Unless the aggregate certificate principal balance of the Class A Certificates has been reduced to zero, the Mezzanine Certificates will not be entitled to any principal distributions until at least [_______] or a later date as described under “Description of the Certificates—Principal Distributions” in this prospectus supplement or during any period in which delinquencies or realized losses on the mortgage loans exceed the levels set forth under “Description of the Certificates—Principal Distributions” in this prospectus supplement.  As a result, the weighted average lives of the Mezzanine Certificates will be longer than would be the case if distributions of principal were allocated among all of the certificates at the same time.  As a result of the longer weighted average lives of the Mezzanine Certificates, the holders of these certificates have a greater risk of suffering a loss on their investments.  Further, because the Mezzanine Certificates might not receive any principal if the delinquency levels or realized losses set forth under “Description of the Certificates—Principal Distributions” in this prospectus supplement are exceeded, it is possible for these certificates to receive no principal distributions on a particular distribution date even if no losses have occurred on the mortgage loans.

Interest Shortfalls and Relief Act Shortfalls

When a mortgage loan is prepaid, the mortgagor is charged interest only up to the date on which payment is made, rather than for an entire month.  This may result in a shortfall in interest collections available for distribution on the next distribution date.  The servicer is required to cover a portion of the shortfall in interest collections that are attributable to prepayments, but only in an amount up to the servicer’s servicing fee for the related calendar month.  In addition, certain shortfalls in interest collections due to the application of the Servicemembers Civil Relief Act, or Relief Act, or due to the application of any state law providing for similar relief will not be covered by the servicer.

Any prepayment interest shortfalls to the extent not covered by compensating interest paid by the servicer and any interest shortfalls resulting from the application of the Relief Act for any distribution date will be allocated, first, to the Net Monthly Excess Cashflow and thereafter, to the interest distribution amounts with respect to the Floating Rate Certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such distribution date.  The holders of the Floating Rate Certificates will not be entitled to reimbursement for any such interest shortfalls.

Terrorist attacks and military action could adversely affect the yield on your certificates

The terrorist attacks in the United States on September 11, 2001 suggest that there is an increased likelihood of future terrorist activity in the United States.  In addition, current political tensions and military operations in the Middle East have resulted in a significant deployment of United States military personnel in the region.  Investors should consider the possible effects of past and possible future terrorist attacks at home and abroad and any resulting military response by the United States on the delinquency, default and prepayment experience of the mortgage loans.  In accordance with the applicable servicing standard set forth in the pooling and servicing agreement, the servicer may defer, reduce or forgive payments and delay foreclosure proceedings in respect of mortgage loans to borrowers affected in some way by past and possible future events.

In addition, the current deployment of United States military personnel in the Middle East and the activation of a substantial number of United States military reservists and members of the National Guard may significantly increase the proportion of mortgage loans whose mortgage rates are reduced by the application of the Relief Act.  See “Legal Aspects of Mortgage Loans—Servicemembers Civil Relief” in the prospectus. Certain shortfalls in interest collection arising from the application of the Relief Act or any state law providing for similar relief will not be covered by the servicer.

[Delinquency status of the mortgage loans]

Approximately [___]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are 30-59 days delinquent as of [_________].  A mortgage loan is considered to be delinquent when a payment due on any due date remains unpaid as of the close of business on the next monthly due date.  As a result of the inclusion of delinquent mortgage loans, the mortgage pool may bear more risk than a pool of mortgage loans without any delinquencies but with otherwise comparable characteristics.  It is possible that a delinquent mortgage loan will not ever become current or, if it does become current, that the mortgagor may become delinquent again.

The current and historical delinquency disclosure included in this prospectus supplement regarding the mortgage loans utilizes the “OTS Method.”  In addition, delinquency information included in reports to certificateholders will use the OTS Method.

Under the OTS Method, a mortgage loan is considered “30 days delinquent” if the borrower fails to make a scheduled payment prior to the close of business on the mortgage loan’s first succeeding due date.  For example, if a securitization had a closing date occurring in August and a cut-off date of August 1, a mortgage loan with a payment due on July 1 that remained unpaid as of the close of business on July 31 would be described as current as of the last day of the calendar month preceding the cut-off date.  If the July 1 payment remains unpaid as of the close of business on August 1, it would be 30 days delinquent but would not be reported as such unless such payment was not made by the close of business on August 31.  A mortgage loan would be considered “60 days delinquent” with respect to such scheduled payment if such scheduled payment were not made prior to the close of business on the mortgage loan’s second succeeding due date.

[Provide delinquency information necessary to comply with Items 1111(c) and 1100(b) of Regulation AB].

An optional termination may adversely affect yields on the Floating Rate Certificates

When the aggregate stated principal balance of the mortgage loans has been reduced to less than 10% of their aggregate stated principal balance as of the cut-off date, the servicer may purchase all of the mortgage loans in the issuing entity and cause an early retirement of the certificates.  If this happens, the purchase price paid in connection with such termination, net of amounts payable or reimbursable to the servicer, the trust administrator or others, will be passed through to the related certificateholders.  Any class of Floating Rate Certificates purchased at a premium could be adversely affected by an optional purchase of the mortgage loans.  In addition, if the issuing entity contains any REO properties at the time of any optional termination, it is possible that the purchase price paid in connection with such termination will be insufficient to result in the payment of the principal of and accrued interest on all classes of Floating Rate Certificates, and this could result in losses or shortfalls being incurred by the most subordinate then-outstanding classes of offered certificates.  See “Pooling and Servicing Agreement—Termination” in this prospectus supplement.

The liquidity of your certificates may be limited

The underwriter has no obligation to make a secondary market in the classes of offered certificates. There is therefore no assurance that a secondary market will develop or, if it develops, that it will continue. Consequently, you may not be able to sell your certificates readily or at prices that will enable you to realize your desired yield.  The market values of the certificates are likely to fluctuate and these fluctuations may be significant and could result in significant losses to you.

Recent developments in the residential mortgage market in the United States and credit markets generally, have greatly reduced, and in some time periods, virtually eliminated, any liquidity for mortgage-backed securities, such as the certificates.  The secondary mortgage markets are currently experiencing unprecedented disruptions resulting from, among other things, reduced investor demand for mortgage loans and mortgage-backed securities, increased investor yield requirements for those loans and securities, downgrades of the ratings of mortgage-backed securities and monoline insurers by the rating agencies and liquidations of investment portfolios, collateralized debt obligations and structured investment vehicles that contain mortgage-backed securities. Fluctuating investor confidence in the mortgage industry also will continue to contribute to an illiquid market for mortgage-backed securities, generally.  As a result, the secondary market for mortgage-backed securities is experiencing extremely limited liquidity.  These conditions may continue or worsen in the future.

There is currently no secondary market for the certificates, and a secondary market may never develop.  If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your certificates.  Consequently, you may not be able to sell your certificates readily or at prices that will enable you to realize your desired yield.  The market value of the certificates are likely to fluctuate.  Any of these fluctuations may be significant and could result in significant losses to you.

There have been very few issuances of non-agency residential mortgage-backed securities issued since January 2008.  The absence of a market for new residential mortgage-backed securities issuances may adversely affect the marketability of the certificates.  Many new criteria have been proposed by rating agencies, industry groups, Congress and the Obama Administration with respect to residential mortgage-backed securities issuances going forward.  To the extent that this transaction does not conform to those proposals, the market value of the certificates may be adversely affected.

Possible reduction or withdrawal of ratings on the offered certificates

Each rating agency rating the offered certificates may change or withdraw its initial ratings at any time in the future if, in its judgment, circumstances warrant a change. No person is obligated to maintain the ratings at their initial levels.  If a rating agency reduces or withdraws its rating on one or more classes of the offered certificates, the liquidity and market value of the affected certificates is likely to be reduced.

Suitability of the offered certificates as investments

The offered certificates are not suitable investments for any investor that requires a regular or predictable schedule of monthly payments or payment on any specific date.  The offered certificates are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment and the interaction of these factors.

[Legal Actions Pending Against the Originator, Seller, Servicer or Master Servicer or include legal actions in disclosure of each party?]

All capitalized terms used in this prospectus supplement will have the meanings assigned to them under “Description of the Certificates—Glossary” or in the prospectus under “Glossary.”

AFFILIATIONS AND RELATED TRANSACTIONS

The sponsor is an affiliate of the servicer and each of the sponsor and the servicer is a direct wholly owned subsidiary of [__________].   None of the other parties to the transaction are related.

There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, between the sponsor and the servicer.

USE OF PROCEEDS

The seller will sell the mortgage loans to the depositor, and the depositor will convey the mortgage loans to the issuing entity in exchange for and concurrently with the delivery of the certificates.  Net proceeds, after deduction of expenses payable by the depositor, equal to approximately $[_______], from the sale of the certificates will be applied by the depositor to the purchase of the mortgage loans from the seller.  These net proceeds will represent the purchase price to be paid by the depositor to the seller for the mortgage loans.  The seller will have acquired the mortgage loans from the originator prior to the sale of the mortgage loans to the depositor.

[According to §229.1107(j) if expenses incurred in connection with the selection and acquisition of the pool assets are to be payable from offering proceeds, disclose the amount of such expenses.  If such expenses are to be paid to the sponsor, servicer contemplated by §229.1108(a)(2), depositor, issuing entity, originator contemplated by §229.1110, underwriter or any affiliate of the foregoing, separately identify the type and amount of expenses paid to each such party.]

LEGAL ACTION PENDING AGAINST [THE DEPOSITOR/TRUSTEE/SPONSOR/ISSUING ENTITY AND SERVICER]

            [To the extent material, insert any legal proceedings pending against the depositor, trustee, sponsor, issuing entity and servicer].

THE MORTGAGE POOL

The statistical information presented in this prospectus supplement relates to the mortgage loans and related mortgaged properties in the aggregate and in each loan group as of the cut-off date, as adjusted for scheduled principal payments due on or before the cut-off date whether or not received.  Prior to the issuance of the certificates, mortgage loans may be removed from the mortgage pool as a result of incomplete documentation or otherwise if the depositor deems such removal necessary or desirable.  In addition, mortgage loans may be prepaid at any time.  A limited number of other mortgage loans may be included in the mortgage pool prior to the issuance of the certificates unless including such mortgage loans would materially alter the characteristics of the mortgage loans in the mortgage pool as described in this prospectus supplement.

The depositor believes that the information set forth in this prospectus supplement with respect to the mortgage loans in the aggregate and in each loan group will be representative of the characteristics of the mortgage pool and each such loan group as it will be constituted at the time the certificates are issued, although the range of mortgage rates and maturities and certain other characteristics of the mortgage loans may vary.

Unless otherwise noted, all statistical percentages or weighted averages set forth in this prospectus supplement are measured as a percentage of the aggregate principal balance of the mortgage loans in the related loan group or in the aggregate as of the cut-off date.

The original mortgage loan schedule will be filed electronically and made available as a free writing prospectus on the SEC’s website: http://www.sec.gov.

General Description of the Mortgage Loans

The issuing entity will consist of a pool of one- to four- family, fixed-rate and adjustable-rate, first lien and second lien residential mortgage loans which will be divided into two loan groups consisting of loan group I containing mortgage loans that conform to Freddie Mac loan limits at origination and loan group II containing mortgage loans that may or may not conform to Freddie Mac loan limits at origination.  In addition, certain of the conforming balance mortgage loans included in loan group II might otherwise have been included in loan group I, but were excluded from loan group I because they did not meet Freddie Mac criteria (including published guidelines) for factors other than principal balance.

[If applicable, include discussion of loan groups in accordance with Section 1111(a)(3) of Regulation AB]

The mortgage pool will consist of [__] conventional, one- to four-family, adjustable-rate and fixed-rate mortgage loans secured by first liens and second liens on residential real properties and having an aggregate principal balance as of the cut-off date of approximately $[_______] after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus 5%.  The Group I Mortgage Loans will consist of [__] conventional, one- to four-family, adjustable-rate and fixed-rate mortgage loans secured by first liens and second liens on residential real properties and having an aggregate principal balance as of the cut-off date of approximately $[_______] after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus 5%.  The Group II Mortgage Loans will consist of [__] conventional, one- to four-family, adjustable-rate and fixed-rate mortgage loans secured by first liens and second liens on residential real properties and having an aggregate principal balance as of the cut-off date of approximately $[_______] after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus 5%.  The mortgage loans have original terms to maturity of not greater than 30 years.

The mortgage loans are secured by first or second mortgages or deeds of trust or other similar security instruments creating first or second liens on one- to four-family residential properties consisting of one- to four-family dwelling units, individual condominium units, planned unit developments and townhouse units.  The mortgage loans will be acquired by the depositor from the seller in the manner described in this prospectus supplement.

All of the Mortgage Loans were originated by [_______] or acquired by [_______] from correspondent lenders after re-underwriting such acquired Mortgage Loans generally in accordance with its underwriting guidelines then in effect.

Each mortgage loan will accrue interest at the fixed-rate or the adjustable-rate calculated as specified under the terms of the related mortgage note.  Approximately [__]% of the Mortgage Loans are adjustable-rate mortgage loans and approximately [__]% of the Mortgage Loans are fixed-rate mortgage loans.  Approximately [__]% of the Group I Mortgage Loans are adjustable-rate mortgage loans and approximately [__]% of the Group I Mortgage Loans are fixed-rate mortgage loans.  Approximately [__]% of the Group II Mortgage Loans are adjustable -rate mortgage loans and approximately [__]% of the Group II Mortgage Loans are fixed-rate mortgage loans.

Each fixed-rate mortgage loan has a mortgage rate that is fixed for the life of such mortgage loan.

Each adjustable-rate mortgage loan accrues interest at a mortgage rate that is adjustable.  Generally, the adjustable-rate mortgage loans provide for semi-annual adjustment to their mortgage rates; provided, however, that (i) the first adjustment of the rates for approximately [__]% of the adjustable-rate Group I Mortgage Loans and approximately [__]% of the adjustable-rate Group II Mortgage Loans (in each case, by aggregate principal balance of the adjustable-rate mortgage loans in the related loan group as of the cut-off date) and approximately [__]% of the adjustable-rate mortgage loans (by aggregate principal balance of the adjustable-rate mortgage loans as of the cut-off date), will not occur until after an initial period of approximately two years from the date of origination, (ii) the first adjustment of the rates for approximately [__]% of the adjustable-rate Group I Mortgage Loans and approximately [__]% of the adjustable-rate Group II Mortgage Loans (in each case, by aggregate principal balance of the adjustable-rate mortgage loans in the related loan group as of the cut-off date) and approximately [__]% of the adjustable-rate mortgage loans (by aggregate principal balance of the adjustable-rate mortgage loans as of the cut-off date), will not occur until after an initial period of approximately three years from the date of origination, (iii) the first adjustment of the rates for approximately [__]% of the adjustable-rate Group I Mortgage Loans and approximately [__]% of the adjustable-rate Group II Mortgage Loans (in each case, by aggregate principal balance of the adjustable-rate mortgage loans in the related loan group as of the cut-off date) and approximately [__]% of the adjustable-rate mortgage loans (by aggregate principal balance of the adjustable-rate mortgage loans as of the cut-off date), will not occur until after an initial period of approximately five years from the date of origination and (iv)the first adjustment of the rates for approximately [__]% of the adjustable-rate Group I Mortgage Loans and approximately [__]% of the adjustable-rate Group II Mortgage Loans (in each case, by aggregate principal balance of the adjustable-rate mortgage loans in the related loan group as of the cut-off date) and approximately [__]% of the adjustable-rate mortgage loans (by aggregate principal balance of the adjustable-rate mortgage loans as of the cut-off date), will not occur until after an initial period of approximately ten years from the date of origination.  Such adjustable-rate mortgage loans are referred to in this prospectus supplement as “delayed first adjustment mortgage loans.”  In connection with each mortgage rate adjustment, the adjustable-rate mortgage loans have corresponding adjustments to their monthly payment amount, in each case on each applicable adjustment date.  On each adjustment date, the mortgage rate on each adjustable-rate mortgage loan will be adjusted to equal the sum, rounded to the nearest multiple of 0.125%, of the index and a fixed percentage amount, or gross margin, for that mortgage loan specified in the related mortgage note.  However, the mortgage rate on each adjustable-rate mortgage loan will generally not increase or decrease by more than [__]% to [__]% per annum, on any related adjustment date after the first adjustment date and will not exceed a specified maximum mortgage rate over the life of the mortgage loan or be less than a specified minimum mortgage rate over the life of the mortgage loan.  Effective with the first monthly payment due on each adjustable-rate mortgage loan after each related adjustment date, the monthly payment amount will be adjusted to an amount that will amortize fully the outstanding principal balance of that mortgage loan over its remaining term and pay interest at the mortgage rate as so adjusted.  Due to the application of the periodic rate caps and the maximum mortgage rates, the mortgage rate on each adjustable-rate mortgage loan, as adjusted on any related adjustment date, may be less than the sum of the index, calculated as described in this prospectus supplement, and the related gross margin.  See “—The Index” in this prospectus supplement.  None of the adjustable-rate mortgage loans permits the related mortgagor to convert the adjustable mortgage rate thereon to a fixed mortgage rate.

Approximately [__]% of the Group I Mortgage Loans, approximately [__]% of the Group II Mortgage Loans and approximately [__]% of the mortgage loans provide that for a period of 24, 36, 60 or 120 months after origination, the required monthly payments are limited to accrued interest.  At the end of such period, the monthly payments on each such mortgage loan will be recalculated to provide for amortization of the principal balance by the maturity date and payment of interest at the then-current mortgage rate.

Approximately [__]% of the Group I Mortgage Loans, approximately [__]% of the Group II Mortgage Loans and approximately [__]% of the mortgage loans provide for payment by the mortgagor of a prepayment charge in limited circumstances on prepayments as provided in the related mortgage note.  These mortgage loans provide for payment of a prepayment charge on some partial prepayments and all prepayments in full made within a specified period not in excess of three years from the date of origination of the mortgage loan, as provided in the related mortgage note.  The amount of the prepayment charge is as provided in the related mortgage note, but, in most cases, is equal to six month’s interest on any amounts prepaid in excess of 20% of the original principal balance of the related mortgage loan in any 12 month period, as permitted by law.  The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and these amounts will not be available for distribution on the offered certificates.  Under the limited instances described under the terms of the pooling and servicing agreement, the servicer may waive the payment of any otherwise applicable prepayment charge.  Investors should conduct their own analysis of the effect, if any, that the prepayment charges, and decisions by the servicer with respect to the waiver of the prepayment charges, may have on the prepayment performance of the mortgage loans. As of July 1, 2003, the Alternative Mortgage Parity Act of 1982, or Parity Act, which regulates the ability of the originator to impose prepayment charges, was amended, and as a result, the originator will be required to comply with state and local laws in originating mortgage loans with prepayment charge provisions with respect to loans originated on or after July 1, 2003.  The depositor makes no representations as to the effect that the prepayment charges, decisions by the servicer with respect to the waiver thereof and the recent amendment of the Parity Act, may have on the prepayment performance of the mortgage loans.  However, the Office of Thrift Supervision’s ruling does not retroactively affect loans originated before July 1, 2003.  See “Legal Aspects of Mortgage Loans—Enforceability of Provisions—Prepayment Charges and Prepayments” in the prospectus.

All of the mortgage loans have scheduled monthly payments due on the first day of the month and that day is referred to as the “due date” with respect to each mortgage loan.  Each mortgage loan will contain a customary “due-on-sale” clause.

None of the mortgage loans are buydown mortgage loans.

The Mortgage Loans were selected by the Seller and the Depositor using criteria established by the Seller, the Depositor, the Underwriters and the Rating Agencies.

Mortgage Loan Statistics for all Mortgage Loans

The average principal balance of the mortgage loans as of the cut-off date was approximately $[_______].  No mortgage loan had a principal balance as of the cut-off date of greater than approximately $[_______] or less than approximately $[_______].

The mortgage loans had mortgage rates as of the cut-off date ranging from approximately [__]% per annum to approximately [__]% per annum, and the weighted average mortgage rate for the mortgage loans was approximately [__]% per annum.

As of the cut-off date, the adjustable-rate mortgage loans had gross margins ranging from approximately [__]% per annum to approximately [__]% per annum, minimum mortgage rates ranging from approximately [__]% per annum to approximately [__]% per annum and maximum mortgage rates ranging from approximately [__]% per annum to approximately [__]% per annum.  As of the cut-off date, with respect to the adjustable-rate mortgage loans, the weighted average gross margin was approximately [__]% per annum, the weighted average minimum mortgage rate was approximately [__]% per annum and the weighted average maximum mortgage rate was approximately [__]% per annum.  The latest first adjustment date following the cut-off date on any adjustable-rate mortgage loan occurs in [_______] and the weighted average next adjustment date for all of the adjustable-rate mortgage loans following the cut-off date is [_______].

The weighted average original loan-to-value ratio of the mortgage loans as of the cut-off date was approximately [__]%. As of the cut-off date, no mortgage loan had an original loan-to-value ratio greater than 100.00% or less than approximately [__]%.  The original loan-to-value ratio of a mortgage loan as described in this prospectus supplement is the ratio, expressed as a percentage, of the principal balance of the mortgage loan at origination over the value of the related mortgaged property determined at origination.

The weighted average remaining term to stated maturity of the mortgage loans was approximately [__] months as of the cut-off date.  None of the mortgage loans will have a first due date prior to [_______] or after [_______], or will have a remaining term to stated maturity of less than [__] months or greater than [__] months as of the cut-off date.  The latest maturity date of any mortgage loan is [_______].

The weighted average credit score of the mortgage loans for which credit scores were available is approximately [__].  The “Weighted Average FICO” column heading in the tables below relating to the mortgage loans refers to the weighted average credit score of only the mortgage loans in the applicable subset for which credit scores were available.

The mortgage loans are expected to have the characteristics as set forth in Annex II to this prospectus supplement as of the cut-off date, but investors should note that the sum in any column may not equal the total indicated due to rounding.

Group I Mortgage Loan Statistics

The average principal balance of the Group I Mortgage Loans as of the cut-off date was approximately $[_______].  No Group I Mortgage Loan had a principal balance as of the cut-off date of greater than approximately $[_______] or less than approximately $[_______].

The Group I Mortgage Loans had mortgage rates as of the cut-off date ranging from approximately [__]% per annum to approximately [__]% per annum, and the weighted average mortgage rate for the Group I Mortgage Loans was approximately [__]% per annum.

As of the cut-off date, the adjustable-rate Group I Mortgage Loans had gross margins ranging from approximately [__]% per annum to approximately [__]% per annum, minimum mortgage rates ranging from approximately [__]% per annum to approximately [__]% per annum and maximum mortgage rates ranging from approximately [__]% per annum to approximately [__]% per annum.  As of the cut-off date, with respect to the adjustable-rate Group I Mortgage Loans, the weighted average gross margin was approximately [__]% per annum, the weighted average minimum mortgage rate was approximately [__]% per annum and the weighted average maximum mortgage rate was approximately [__]% per annum.  The latest first adjustment date following the cut-off date on any adjustable-rate Group I Mortgage Loan occurs in  [_______] and the weighted average next adjustment date for all of the adjustable-rate Group I Mortgage Loans following the cut-off date is [_______].

The weighted average original loan-to-value ratio of the Group I Mortgage Loans as of the cut-off date was approximately [__]%. As of the cut-off date, no Group I Mortgage Loan had an original loan-to-value ratio greater than 100.00% or less than approximately [__]%.  The original loan-to-value ratio of a Group I Mortgage Loan as described in this prospectus supplement is the ratio, expressed as a percentage, of the principal balance of the Group I Mortgage Loan at origination over the value of the related mortgaged property determined at origination.

The weighted average remaining term to stated maturity of the Group I Mortgage Loans was approximately [__] months as of the cut-off date.  None of the Group I Mortgage Loans will have a first due date prior to [_______] or after [_______], or will have a remaining term to stated maturity of less than [__] months or greater than [__] months as of the cut-off date.  The latest maturity date of any Group I Mortgage Loan is [_______].

The weighted average credit score of the Group I Mortgage Loans for which credit scores were available is approximately [__].  The “Weighted Average FICO” column heading in the tables below relating to the Group I Mortgage Loans refers to the weighted average credit score of only the Group I Mortgage Loans in the applicable subset for which credit scores were available.

The Group I Mortgage Loans are expected to have the characteristics as set forth in Annex II to this prospectus supplement as of the cut-off date, but investors should note that the sum in any column may not equal the total indicated due to rounding.

Group II Mortgage Loan Statistics

The average principal balance of the Group II Mortgage Loans as of the cut-off date was approximately $[_______].  No Group II Mortgage Loan had a principal balance as of the cut-off date of greater than approximately $[_______] or less than approximately $[_______].

The Group II Mortgage Loans had mortgage rates as of the cut-off date ranging from approximately [__]% per annum to approximately [__]% per annum, and the weighted average mortgage rate for the Group II Mortgage Loans was approximately [__]% per annum.

As of the cut-off date, the adjustable-rate Group II Mortgage Loans had gross margins ranging from approximately [__]% per annum to approximately [__]% per annum, minimum mortgage rates ranging from approximately [__]% per annum to approximately [__]% per annum and maximum mortgage rates ranging from approximately [__]% per annum to approximately [__]% per annum.  As of the cut-off date, with respect to the adjustable-rate Group II Mortgage Loans, the weighted average gross margin was approximately [__]% per annum, the weighted average minimum mortgage rate was approximately [__]% per annum and the weighted average maximum mortgage rate was approximately [__]% per annum.  The latest first adjustment date following the cut-off date on any adjustable-rate Group II Mortgage Loan occurs in [_______] and the weighted average next adjustment date for all of the adjustable-rate Group II Mortgage Loans following the cut-off date is [_______].

The weighted average original loan-to-value ratio of the Group II Mortgage Loans as of the cut-off date was approximately [__]%. As of the cut-off date, no Group II Mortgage Loan had an original loan-to-value ratio greater than 100.00% or less than approximately [__]%.  The original loan-to-value ratio of a Group II Mortgage Loan as described in this prospectus supplement is the ratio, expressed as a percentage, of the principal balance of the Group II Mortgage Loan at origination over the value of the related mortgaged property determined at origination.

The weighted average remaining term to stated maturity of the Group II Mortgage Loans was approximately [__] months as of the cut-off date.  None of the Group II Mortgage Loans will have a first due date prior to [_______] or after [_______], or will have a remaining term to stated maturity of less than [__] months or greater than [__] months as of the cut-off date.  The latest maturity date of any Group II Mortgage Loan is [_______].

The weighted average credit score of the Group II Mortgage Loans for which credit scores were available is approximately [__].  The “Weighted Average FICO” column heading in the tables below relating to the Group II Mortgage Loans refers to the weighted average credit score of only the Group II Mortgage Loans in the applicable subset for which credit scores were available.

The Group II Mortgage Loans are expected to have the characteristics as set forth in Annex II to this prospectus supplement as of the cut-off date, but investors should note that the sum in any column may not equal the total indicated due to rounding.

Delinquency and Loss Information

[[No] Mortgage Loan is currently more than 30 days delinquent and [no] mortgage loan has been 30 or more days delinquent since origination.]

[The following table sets forth the historical delinquency experience of the related mortgage loans. The historical delinquency information is based on the delinquency of each mortgage loan over a period equal to the lesser of (1) the time since the origination of the mortgage loan, (2) the past three years or (3) the period for which information is known or reasonably available to the depositor.  The mortgage loans have been categorized in the following table based on the longest period of delinquency during the period on which the table is based.  None of the mortgage loans has been 120 or more days delinquent during the period on which the table is based.]

Historical Delinquency of the Mortgage Loans

Historical Delinquency	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Adjusted Original Loan-to-Value Ratio	Weighted Average Credit Score
Never Delinquent	[__]	$ [__]	[__]%	$ [__]	[__]%	[__]%	[__]%	[__]
30-59 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
60-89 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
90-119 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Total	[__]	$ [__]	100.00%	$ [__]	[__]%	[__]%	[__]%	[__]

           The following table sets forth the delinquency status of the mortgage loans as of the cut-off date.

Delinquency Status of the Mortgage Loans as of the Cut-off Date

Historical Delinquency	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Adjusted Original Loan-to-Value Ratio	Weighted Average Credit Score
Current	[__]	$ [__]	[__]%	$ [__]	[__]%	[__]%	[__]%	[__]
30-59 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
60-89 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Total	[__]	$ [__]	100.00%	$ [__]	[__]%	[__]%	[__]%	[__]

*	None of the mortgage loans is 90 or more days delinquent as of the cut-off date.

           With respect to any mortgage loan, delinquencies are determined and reported as follows: a mortgage loan would be 30-days delinquent with respect to a monthly payment due on a due date if such monthly payment is not made by the close of business on the last business day prior to the next due date, and a mortgage loan would be 60-days delinquent with respect to such monthly payment if such monthly payment were not made by the last business day prior to the mortgage loan’s second succeeding due date and so on.

Credit Scores

Credit scores are statistical credit scores obtained by many mortgage lenders in connection with the loan application to help assess a borrower’s creditworthiness.  Credit scores are generated by models developed by third parties and are made available to lenders through three national credit bureaus. The models were derived by analyzing data on consumers in order to establish patterns which are believed to be indicative of the borrower’s probability of default. The credit score of a borrower is based on that borrower’s historical credit data, including, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience.  Credit scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score.  However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, it should be noted that credit scores were developed to indicate a level of default probability over a two-year period which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a credit score does not take into consideration the effect of mortgage loan characteristics on the probability of repayment by the borrower.  None of the depositor, the seller, the servicer, the trustee, the trust administrator, the underwriter or any of their respective affiliates has made or will make any representation as to the actual performance of any mortgage loan or that a particular credit score should be relied upon as a basis for an expectation that the borrower will repay the mortgage loan according to its terms.

The Index

As of any adjustment date, the index applicable to the determination of the mortgage rate on each adjustable-rate mortgage loan will be the average of the interbank offered rates for six-month United States dollar deposits in the London market as published in The Wall Street Journal and as most recently available as specified in the related mortgage note either as of the first business day 45 days prior to that adjustment date or as of the first business day of the month preceding the month of the adjustment date.

In the event that the index becomes unavailable or otherwise unpublished, the servicer will select a comparable alternative index over which it has no direct control and which is readily verifiable.

Pre-Funding Accounts and Other Changes to Pool Assets

           [If the transaction contemplates a pre-funding period, provide the information required by §229.1111(g)].

           [Additionally, add any language necessary to comply with Item 1103(a)(5) of Regulation AB].

Legal and Regulatory Provisions

           [Insert information required by §229.1111(a)(6) regarding legal or regulatory provisions that may materially affect pool asset performance or payments.]

Claims on Pool Assets

           [Describe any material direct or contingent claim that parties other than holders of the certificates have on any pool assets pursuant to §229.1111(f).  Also, describe any material cross-collateralization or cross-default provisions relating to the pool assets.]

STATIC POOL INFORMATION

The Depositor has made available, on its internet website located at https://www2.citimortgage.com/Remic/securitydata.do?DATA_SELECTION=abReportsShelf, static pool information about previously originated loans of the originator beginning in 2001, which information is incorporated by reference into this prospectus supplement.  The static pool information includes (i) information about the characteristics of the previously originated mortgage loans and (ii) delinquency, loss and prepayment information about such mortgage loans in quarterly increments through [___________].  The static pool information about prior securitized pools of mortgage loans of the originator that were established before January 1, 2006 is not deemed to be a part of this prospectus supplement, the prospectus or the related registration statement.

There can be no assurance that the rates of delinquencies, losses and prepayments experienced by the prior securitized pools will be comparable to delinquencies, losses and prepayments expected to be experienced by the mortgage loans owned by the issuing entity.

THE ORIGINATOR

The information set forth in the following paragraphs with regard to the originator and the originator’s underwriting standards has been provided by the originator.

[Underwriting guidelines to be provided by the Originator in accordance with §229.1110 of Regulation AB].

[Disclosure provided by the Originator regarding types of exceptions to underwriting guidelines and statistical data regarding the exceptions to the extent material.]

THE SPONSOR

The information set forth in the following paragraphs has been provided by [_____________].

[Information to be provided by the Sponsor in accordance with §229.1104 of Regulation AB].

[Description of any prior securitizations organized by the sponsor which have experienced an event of default, early amortization or triggering event as required pursuant to Items 1104(c) and 1106 of Regulation AB].

THE DEPOSITOR

Citigroup Mortgage Loan Trust Inc., a Delaware corporation, is the depositor of the transaction.  The depositor was organized on ~~[______]~~July 16, 2003 and is an affiliate of Citigroup Global Markets Inc.  The depositor maintains its principal office at 390 Greenwich Street, New York, New York 10013, Attention: Mortgage Finance Group.  Its telecopy number is (212) 723-8604)1285.

The depositor has been engaged in the securitization of mortgage loans since its incorporation in [________].  The depositor is generally engaged in the business of acting as a depositor of one or more trust funds that may issue or cause to be issued, sell and deliver bonds or other evidences of indebtedness or certificates of interest that are secured by, or represent an interest in mortgage loans.  The depositor typically acquires mortgage loans and other assets for inclusion in securitizations from the sponsor.

The certificate of incorporation of the depositor provides that the depositor may not conduct any activities other than those related to the issue and sale of one or more series of securities and to act as depositor of trusts that may issue and sell securities.

[Description of any prior securitizations organized by the depositor which have experienced an event of default, early amortization or triggering event as required pursuant to Items 1104(c) and 1106 of Regulation AB].

After the issuance of the certificates, the depositor will have limited or no obligations with respect to the certificates and the issuing entity.  Those obligations may include cure, repurchase or substitution obligations relating to breaches of representations and warranties, if any, that the depositor makes with respect to the mortgage loans, to arrange for the cap contract or replacement instruments to be included in the issuing entity, to appoint replacements to certain transaction participants, to prepare and file and required reports under the Securities Exchange Act of 1934, as amended, to provide notices to certain parties under the pooling and servicing agreement or to provide requested information to the various transaction participants.

The depositor does not have, nor is it expected in the future to have, any significant assets.  We do not expect that the depositor will have any business operations other than acquiring and pooling residential mortgage loans, mortgage securities and agency securities, offering mortgage-backed or other asset-backed securities, and related activities.

THE ISSUING ENTITY

[_____________], the issuing entity, will be a New York common law trust established pursuant to the Pooling and Servicing Agreement.  The issuing entity will not own any assets other than the Mortgage Loans and the other assets described under “Pooling and Servicing Agreement—General.”  The issuing entity will not have any liabilities other than those incurred in connection with the Pooling and Servicing Agreement and any related agreement.  The issuing entity will not have any directors, officers, or other employees.  No equity contribution will be made to the issuing entity by the sponsor, the depositor or any other party, and the issuing entity will not have any other capital.  The fiscal year end of the issuing entity will be December 31.  The issuing entity will act through the trustee.

YIELD ON THE CERTIFICATES

Certain Shortfalls in Collections of Interest

When a principal prepayment in full is made on a mortgage loan, the mortgagor is charged interest only for the period from the due date of the preceding monthly payment up to the date of the prepayment, instead of for a full month.  When a partial principal prepayment is made on a mortgage loan, the mortgagor is not charged interest on the amount of the prepayment for the month in which the prepayment is made.  In addition, the application of the Relief Act or any state law providing for similar relief to any mortgage loan will adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on these mortgage loans.  See “Legal Aspects of Mortgage Loans—Servicemembers Civil Relief Act” in the prospectus.  The servicer is required to cover a portion of the shortfall in interest collections that are attributable to prepayments, but only in an amount up to the servicer’s servicing fee for the related calendar month.  The effect of any principal prepayments on the mortgage loans, to the extent that any Prepayment Interest Shortfalls exceed Compensating Interest, and the effect of any shortfalls resulting from the application of the Relief Act or any state law providing for similar relief, will be to reduce the aggregate amount of interest collected that is available for distribution to holders of the certificates.  Any such shortfalls will be allocated among the certificates as provided under “Description of the Certificates—Interest Distributions” in this prospectus supplement.

General Prepayment Considerations

The yields to maturity of the Floating Rate Certificates will be sensitive to defaults on the mortgage loans.  If a purchaser of an offered certificate calculates its anticipated yield based on an assumed rate of default and amount of losses that is lower than the default rate and amount of losses actually incurred, its actual yield to maturity may be lower than that so calculated.  In general, the earlier a loss occurs, the greater the effect on an investor’s yield to maturity.  There can be no assurance as to the delinquency, foreclosure or loss experience with respect to the mortgage loans.  Because the mortgage loans were underwritten in accordance with standards less stringent than those generally acceptable to Fannie Mae and Freddie Mac with regard to a borrower’s credit standing and repayment ability, the risk of delinquencies with respect to, and losses on, the mortgage loans will be greater than that of mortgage loans underwritten in accordance with Fannie Mae and Freddie Mac standards.

The rate of principal payments, the aggregate amount of payments and the yields to maturity of the offered certificates will be related to the rate and timing of payments of principal on the mortgage loans.  The rate of principal payments on the adjustable-rate mortgage loans will in turn be affected by the amortization schedules of such mortgage loans as they change from time to time to accommodate changes in the mortgage rates and by the rate of principal prepayments on the mortgage loans.  The rate of principal prepayments on the mortgage loans will be affected by payments resulting from refinancings, liquidations of the mortgage loans due to defaults, casualties, condemnations and repurchases (whether optional or required), by an originator or the seller, as the case may be.  All of the mortgage loans contain due-on-sale clauses.  The mortgage loans may be prepaid by the mortgagors at any time; however, as described under “The Mortgage Pool” in this prospectus supplement, with respect to approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date), a prepayment may subject the related mortgagor to a prepayment charge.

Prepayments, liquidations and repurchases of the mortgage loans will result in distributions in respect of principal to the holders of the class or classes of Floating Rate Certificates then entitled to receive distributions that otherwise would be distributed over the remaining terms of the mortgage loans. Since the rates of payment of principal on the mortgage loans will depend on future events and a variety of factors, no assurance can be given as to that rate or the rate of principal prepayments.  The extent to which the yield to maturity of any class of Floating Rate Certificates may vary from the anticipated yield will depend upon the degree to which the Floating Rate Certificates are purchased at a discount or premium and the degree to which the timing of distributions on the Floating Rate Certificates is sensitive to prepayments on the mortgage loans.  Further, an investor should consider, in the case of any Floating Rate Certificates purchased at a discount, the risk that a slower than assumed rate of principal payments on the mortgage loans could result in an actual yield to the investor that is lower than the anticipated yield.  In the case of any Floating Rate Certificates purchased at a premium, investors should consider the risk that a faster than assumed rate of principal payments could result in an actual yield to the investor that is lower than the anticipated yield.

It is highly unlikely that the mortgage loans will prepay at any constant rate until maturity or that all of the mortgage loans will prepay at the same rate.  Moreover, the timing of prepayments on the mortgage loans may significantly affect the yield to maturity on the Floating Rate Certificates, even if the average rate of principal payments experienced over time is consistent with an investor’s expectation.  In most cases, the earlier a prepayment of principal is made on the mortgage loans, the greater the effect on the yield to maturity of the Floating Rate Certificates.  As a result, the effect on an investor’s yield of principal distributions occurring at a rate higher or lower than the rate assumed by the investor during the period immediately following the issuance of the Floating Rate Certificates would not be fully offset by a subsequent like reduction or increase in the rate of principal distributions.

The rate of payments (including prepayments), on pools of mortgage loans is influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors’ housing needs, job transfers, unemployment, mortgagors’ net equity in the mortgaged properties and servicing decisions.  If prevailing mortgage rates fall significantly below the mortgage rates on the mortgage loans, the rate of prepayment and refinancing would be expected to increase. Conversely, if prevailing mortgage rates rise significantly above the mortgage rates on the mortgage loans, the rate of prepayment on the mortgage loans would be expected to decrease.  The prepayment experience of the delayed first adjustment mortgage loans may differ from that of the other mortgage loans.  The delayed first adjustment mortgage loans may be subject to greater rates of prepayments as they approach their initial adjustment dates even if market interest rates are only slightly higher or lower than the mortgage rates on the delayed first adjustment mortgage loans as borrowers seek to avoid changes in their monthly payments.  In addition, the existence of the applicable periodic rate caps, maximum mortgage rates and minimum mortgage rates with respect to the adjustable-rate mortgage loans may affect the likelihood of prepayments resulting from refinancings.  There can be no certainty as to the rate of prepayments on the mortgage loans in the mortgage pool during any period or over the life of the Floating Rate Certificates.  Furthermore, the interest-only feature of the interest only mortgage loans may reduce the perceived benefits of refinancing to take advantage of lower market interest rates or to avoid adjustments in the mortgage rates.  However, as a mortgage loan with such a feature nears the end of its interest-only period, the borrower may be more likely to refinance the mortgage loan, even if market interest rates are only slightly less than the mortgage rate in order to avoid the increase in the monthly payments to amortize the mortgage loan over its remaining life. See “Yield Considerations” and “Maturity and Prepayment Considerations” in the prospectus.

Because principal distributions prior to the Stepdown Date or when a Trigger Event is in effect are distributed to more senior classes of Floating Rate Certificates before other classes, and because distributions of principal to the Class A Certificates will be allocated among the classes of Class A Certificates in accordance with the priorities described under “Description of the Certificates—Principal Distributions,” holders of classes of Floating Rate Certificates having a later distribution priority bear a greater risk of losses than holders of classes having earlier distribution priorities.  As a result, the Floating Rate Certificates having later distribution priority will represent an increasing percentage of the obligations of the issuing entity during the period prior to the commencement of distributions of principal on these certificates.

Defaults on mortgage loans may occur with greater frequency in their early years.  In addition, default rates may be higher for mortgage loans used to refinance an existing mortgage loan.  In the event of a mortgagor’s default on a mortgage loan, there can be no assurance that recourse will be available beyond the specific mortgaged property pledged as security for repayment or that the value of the mortgaged property will be sufficient to cover the amount due on the mortgage loan.  Any recovery made on a defaulted mortgage loan in the absence of realized losses will have a similar effect on the holders of the Floating Rate Certificates as a prepayment of those mortgage loans.

Special Yield Considerations

The mortgage rates on the fixed-rate mortgage loans are fixed and will not vary with any index, and the mortgage rates on the adjustable-rate mortgage loans, adjust semi-annually based upon six-month LIBOR, subject to periodic and lifetime limitations and after an initial period of six months, two, three, five or ten years after origination.  The pass-through rates on the Floating Rate Certificates will adjust monthly based upon one-month LIBOR determined as described in this prospectus supplement, subject to the related Net WAC Pass-Through Rate, with the result that increases in the pass-through rate on the Floating Rate Certificates may be limited by the related Net WAC Pass-Through Rate for extended periods in a rising interest rate environment.  With respect to the adjustable-rate mortgage loans, six-month LIBOR and one-month LIBOR may respond differently to economic and market factors.  Thus, it is possible, for example, that if both one-month LIBOR and six-month LIBOR rise during the same period, one-month LIBOR may rise more rapidly than six-month LIBOR, potentially resulting in the application of the related Net WAC Pass-Through Rate on the related class of Floating Rate Certificates.  In addition, if the mortgage loans with relatively higher mortgage rates prepay more rapidly than the mortgage loans with relatively lower mortgage rates, then the related Net WAC Pass-Through Rate will decrease, and the Floating Rate Certificates will be more likely to have their pass-through rates limited by the related Net WAC Pass-Through Rate.  Application of the related Net WAC Pass-Through Rate would adversely affect the yield to maturity on the Floating Rate Certificates.

If the pass-through rate on any class of Floating Rate Certificates is limited by the related Net WAC Pass-Through Rate for any distribution date, the resulting basis risk shortfalls may be recovered by the holders of such certificates on such distribution date or on future distribution dates, from the proceeds of the cap contract and from Net Monthly Excess Cashflow, to the extent that on such distribution date or future distribution dates there are any available funds remaining after certain other distributions on the Floating Rate Certificates and the payment of certain fees and expenses of the issuing entity.  The ratings on the offered certificates will not address the likelihood of any such recovery of basis risk shortfalls by holders of those certificates.

As described under “Description of the Certificates—Allocation of Losses,” amounts otherwise distributable to holders of the Mezzanine Certificates and the Class CE Certificates may be made available to protect the holders of the Class A Certificates against interruptions in distributions due to certain mortgagor delinquencies, to the extent not covered by advances made by the servicer.  Such delinquencies may affect the yield to investors in these certificates and, even if subsequently cured, will affect the timing of the receipt of distributions by the holders of these certificates.

Final Scheduled Distribution Date

The final scheduled distribution date for each class of certificates is the distribution date in  ________ ___ , ____.  The final scheduled distribution date in each case is the distribution date in the month following the month of the latest scheduled maturity date of any of the mortgage loans.  Since the rate of payment (including prepayments) of principal on the mortgage loans can be expected to exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the disposition of the last remaining mortgage loan may be earlier, and could be substantially earlier, than the final scheduled distribution date.

Weighted Average Life

Weighted average life refers to the amount of time that will elapse from the date of issuance of a security until each dollar of principal of that security will be distributed to the investor.  The weighted average life of each class of the offered certificates will be influenced by the rate at which principal on the mortgage loans is paid.  Principal payments on the mortgage loans may be in the form of scheduled payments or prepayments (including repurchases and prepayments of principal by the mortgagor), as well as amounts received by virtue of condemnation, insurance or foreclosure with respect to the mortgage loans, and the timing of these payments.

Prepayments on mortgage loans are commonly measured relative to a prepayment standard or model. The model used in this prospectus supplement (referred to as the Prepayment Assumption in this prospectus supplement) assumes:

(i)           in the case of the fixed-rate mortgage loans, 100% of the Fixed-Rate Prepayment Vector.  The Fixed-Rate Prepayment Vector assumes a constant prepayment rate, or CPR, of [__]% per annum in the first month of the life of such mortgage loans and an additional approximately [__]% per annum (precisely [__]) in each month thereafter until the [__] month.  Beginning in the [__] month and in each month thereafter during the life of such mortgage loans, the Fixed-Rate Prepayment Vector assumes a CPR of [__]%; and

(ii)           in the case of the adjustable-rate mortgage loans, 100% of the Adjustable-Rate Prepayment Vector.  The “ Adjustable-Rate Prepayment Vector” means (a) a CPR of [__]% per annum in the first month of the life of such Mortgage Loans and an additional [__]% per annum in each month thereafter until the [__] month, and then beginning in the [__] month and in each month thereafter until the [__] month, a CPR of [__]% per annum, (b) beginning in the [__] month and in each month thereafter until the [__] month, a CPR of [__]% per annum and (c) beginning in the [__] month and in each month thereafter, a CPR of 30% per annum.  However, the  assumed prepayment rate for the adjustable-rate mortgage loans will not exceed [__]% CPR per annum in any period for any percentage of the Adjustable-Rate Prepayment Vector.

CPR is a prepayment assumption that represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.  The model does not purport to be either an historical description of the prepayment experience of any pool of mortgage loans or a prediction of the anticipated rate of prepayment of any mortgage loans, including the mortgage loans to be included in the issuing entity.

Each of the Prepayment Scenarios in the table below assumes the respective percentages of the Prepayment Assumption.

The tables entitled “Percent of Initial Certificate Principal Balance Outstanding” indicate the percentage of the initial Certificate Principal Balance of the each class of the offered certificates that would be outstanding after each of the dates shown at the various percentages of the Prepayment Scenarios indicated and the corresponding weighted average lives of the offered certificates.  The tables are based on the following modeling assumptions:

•	the mortgage loans have the characteristics set forth in the table entitled “Assumed Mortgage Loan Characteristics” which is attached as Annex III to this prospectus supplement;
•	distributions on the offered certificates are received, in cash, on the 25th day of each month, commencing in [_______];
•	the mortgage loans prepay at the percentages of the Prepayment Assumption indicated in the applicable Prepayment Scenario;
•	no defaults or delinquencies occur in the payment by mortgagors of principal and interest on the mortgage loans and no shortfalls due to the application of the Relief Act are incurred;
•
none of the originator, the seller, the servicer or any other person purchases from the issuing entity any mortgage loan under any obligation or option under the pooling and servicing agreement, except as indicated in the second footnote to the tables;

•
scheduled monthly payments on the mortgage loans are received on the first day of each month commencing in [_______], and are computed prior to giving effect to any prepayments received in the prior month;

•	prepayments representing payment in full of individual mortgage loans are received on the last day of each month commencing in [_______], and include 30 days’ interest on the mortgage loan;
•
except with respect to the interest only mortgage loans, the scheduled monthly payment for each mortgage loan is calculated based on its principal balance, mortgage rate and remaining amortization term so that the mortgage loan will amortize in amounts sufficient to repay the remaining principal balance of the mortgage loan by its stated remaining term;

•	the certificates are purchased on [_______];
•	the sum of the Servicing Fee Rate and the Credit Risk Manager Fee Rate is [__]% per annum;
•
six-month LIBOR remains constant at [__]% per annum and one-month LIBOR remains constant at [__]% per annum and the mortgage rate on each adjustable-rate mortgage loan is adjusted on the next adjustment date and on subsequent adjustment dates, if necessary, to equal the applicable index plus the applicable gross margin, subject to the applicable periodic rate cap and lifetime limitations;

•	the certificate principal balances of the Class P Certificates is $[__]; and
•
the monthly payment on each adjustable-rate mortgage loan is adjusted on the due date immediately following the next adjustment date and on subsequent adjustment dates, if necessary, to equal a fully amortizing monthly payment.

Prepayment Scenarios(1)

	I	II	III	IV	V
Fixed-Rate Mortgage Loans:	[__]%	[__]%	[__]%	[__]%	[__]%
Adjustable-Rate Mortgage Loans:	[__]%	[__]%	[__]%	[__]%	[__]%
_______________
(1)	Percentages of the Fixed-Rate Prepayment Vector in the case of the fixed-rate mortgage loans and the Adjustable-Rate Prepayment Vector in the case of the adjustable-rate mortgage loans.

There will be discrepancies between the characteristics of the actual mortgage loans in the mortgage pool and the characteristics assumed in preparing the tables below.  Any such discrepancy may have an effect upon the percentages of the initial Certificate Principal Balances outstanding, and the weighted average lives of the offered certificates.  In addition, to the extent that the actual mortgage loans included in the mortgage pool will have characteristics that differ from those assumed in preparing the tables and since it is not likely the level of six-month LIBOR or one-month LIBOR will remain constant as assumed, the offered certificates may mature earlier or later than indicated by the tables.  Based on the foregoing assumptions, the tables below indicate the weighted average lives of the offered certificates, and set forth the percentage of the initial Certificate Principal Balances of the offered certificates that would be outstanding after each of the dates shown, at the various Prepayment Scenarios indicated.  Neither the prepayment model used in this prospectus supplement nor any other prepayment model or assumption purports to be an historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of mortgage loans, including the mortgage loans included in the mortgage pool.  Variations in the prepayment experience and the balance of the mortgage loans that prepay may increase or decrease the percentages of initial Certificate Principal Balance and weighted average lives shown in the tables.  These variations may occur even if the average prepayment experience of all of the mortgage loans equals any of the specified percentages of the Prepayment Assumption.

Percent of Initial Certificate Principal Balance Outstanding

	Class A-[__]					Class A-[__]
Distribution Date	I	II	III	IV	V	I	II	III	IV	V
Initial Percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Weighted Average Life to Maturity in Years(1)	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Weighted Average Life to Optional Termination in Years(1)(2)	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
________________
*	If applicable, represents less than one-half of one percent, but greater than zero.
(1)
The weighted average life of a certificate is determined by (a) multiplying the amount of each distribution of principal by the number of years from the date of issuance of the certificate to the related distribution date, (b) adding the results and (c) dividing the sum by the initial Certificate Principal Balance of the certificate.

(2)	Assumes an optional purchase of the mortgage loans on the earliest possible distribution date on which it is permitted.

Percent of Initial Certificate Principal Balance Outstanding

	Class M-[__]					Class M-[__]
Distribution Date	I	II	III	IV	V	I	II	III	IV	V
Initial Percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
[_______________]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Weighted Average Life to Maturity in Years(1)	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Weighted Average Life to Optional Termination in Years(1)(2)	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
__________________
*	If applicable, represents less than one-half of one percent, but greater than zero.
(1)
The weighted average life of a certificate is determined by (a) multiplying the amount of each distribution of principal by the number of years from the date of issuance of the certificate to the related distribution date, (b) adding the results and (c) dividing the sum by the initial Certificate Principal Balance of the certificate.

(2)	Assumes an optional purchase of the mortgage loans on the earliest possible distribution date on which it is permitted.

There is no assurance that prepayments of the mortgage loans in the mortgage pool will conform to any of the Prepayment Scenarios indicated in the immediately preceding tables, or to any other level, or that the actual weighted average lives of the offered certificates will conform to any of the weighted average lives set forth in the immediately preceding tables.  Furthermore, the information contained in the tables with respect to the weighted average lives of the offered certificates is not necessarily indicative of the weighted average lives that might be calculated or projected under different or varying prepayment assumptions.

The characteristics of the mortgage loans included in the mortgage pool will differ from those assumed in preparing the immediately preceding tables.  In addition, it is unlikely that any mortgage loan will prepay at any percentage of the Prepayment Assumption until maturity or that all of the mortgage loans included in the mortgage pool will prepay at the same rate.  The timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors.

Yield Sensitivity of the Mezzanine Certificates

If the Certificate Principal Balances of the Class CE Certificates and each class of Mezzanine Certificates with a lower distribution priority have been reduced to zero, the yield to maturity on the class of Mezzanine Certificates with the lowest distribution priority will become extremely sensitive to losses on the mortgage loans (and the timing thereof) that are covered by subordination, because the entire amount of any Realized Losses (to the extent not covered by Net Monthly Excess Cashflow or by amounts paid under the cap contract and available for that purpose), will be allocated to those certificates.  Investors in the Mezzanine Certificates should fully consider the risk that Realized Losses on the mortgage loans could result in the failure of investors to fully recover their investments.  Once a Realized Loss is allocated to a Mezzanine Certificate, such written down amount will not bear interest and will not be reinstated (except in the case of subsequent recoveries).  However, the amount of any Realized Losses allocated to the Mezzanine Certificates may be distributed to the holders of such Certificates on a subordinated basis without interest according to the priorities set forth under “Description of the Certificates—Credit Enhancement—Overcollateralization Provisions” and “Description of the Certificates—Cap Contract” in this prospectus supplement.

The Mezzanine Certificates will not be entitled to any principal distributions until the Stepdown Date or during any period in which a Trigger Event is in effect (unless the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero).  As a result, the weighted average lives of the Mezzanine Certificates will be longer than would otherwise be the case if distributions of principal were allocated on a pro rata basis among all of the Class A Certificates and Mezzanine Certificates.  As a result of the longer weighted average lives of the Mezzanine Certificates, the holders of these certificates have a greater risk of suffering a loss on their investments.  Further, because a Trigger Event may be based on delinquencies, it is possible for the Mezzanine Certificates to receive no principal distributions (unless the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero) on and after the Stepdown Date, even if no losses have occurred on the mortgage pool.  For additional considerations relating to the yield on the Mezzanine Certificates, see “Yield Considerations” and “Maturity and Prepayment Considerations” in the prospectus.

DESCRIPTION OF THE CERTIFICATES

General Description of the Certificates

The certificates will consist of [_______] classes of certificates designated as the Class A-[__] Certificates, the Class A-[__]Certificates, the Class A-[__]Certificates, the Class M-[__] Certificates, the Class M-[__] Certificates, the Class M-[__] Certificates, the Class CE Certificates, the Class P Certificates, the Class R Certificates and the Class R-X Certificates.  Only the Class A Certificates and the Mezzanine Certificates (other than the Class A-[__]and Class M-[__] Certificates) are offered by this prospectus supplement.

For the designations given to certain classes of certificates based on their characterization, see “Summary of Prospectus Supplement—The Certificates” in this prospectus supplement.

The certificates represent in the aggregate the entire beneficial ownership interest in an issuing entity consisting primarily of the mortgage pool of conventional, one- to four-family, fixed-rate and adjustable-rate, first lien and second lien mortgage loans.

Distributions on the certificates will be made on the 25th day of each month, or, if such day is not a business day, on the next succeeding business day, beginning in [_______].

Each class of offered certificates will have the initial Certificate Principal Balance (subject to the indicated permitted variance) and pass-through rate as set forth in the table appearing in the summary of this prospectus supplement and as described under “— Pass-Through Rates” below.  The Class A-[__] Certificates will have an initial Certificate Principal Balance of $[_______] and the Class M-[__] Certificates will have an initial Certificate Principal Balance of $[_______].

The Class A Certificates in the aggregate evidence an initial approximate [__]% undivided interest in the issuing entity.  The Mezzanine Certificates and the Class CE Certificates evidence the following approximate initial undivided interests in the issuing entity:

Class	Percentage Interest (%)
M-[__]	[__]
M-[__]	[__]
CE	[__]

The offered certificates will be issued, maintained and transferred on the book-entry records of The Depository Trust Company, or DTC, and its participants in minimum denominations of $25,000 and integral multiples of $1.00 in excess of those minimum denominations.

All distributions to holders of the certificates, other than the final distribution on any class of certificates, will be made on each distribution date by or on behalf of the trust administrator to the persons in whose names the certificates are registered at the close of business on each record date. With respect to the Floating Rate Offered Certificates, the record date for each distribution date will be the close of business on the business day immediately preceding such distribution, for so long as such certificates are book-entry certificates as described under “—Registration of the Book-Entry Certificates” below.  With respect to each class of the Fixed Rate Offered Certificates and any definitive certificates, the record date for each distribution date will be the close of business on the last business day of the calendar month immediately preceding the calendar month in which such distribution date occurs (or, in the case of the first distribution date, the close of business on the closing date).  Distributions will be made either by check mailed to the address of each certificateholder as it appears in the certificate register or upon written request to the trust administrator at least five business days prior to the relevant record date by any holder of certificates by wire transfer in immediately available funds to the account of the certificateholder specified in the request.  The final distribution on any class of certificates will be made in like manner, but only upon presentment and surrender of the related certificates at the corporate trust office of the trust administrator or other location specified in the notice to certificateholders of the final distribution.

Fees and Expenses of the Issuing Entity

The following fees and expenses will be paid from amounts received on the Mortgage Loans prior to distributions to certificateholders:

Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:
Servicer	[Monthly]	[_________________]	[_________________]
Master Servicer and Trust Administrator	[Monthly]	[_________________]	[_________________]
Credit Risk Manager	[Monthly]	[_________________]	[_________________]

(1)  See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” in this prospectus supplement for a description of additional compensation that the servicer may receive.

Registration of the Book-Entry Certificates

The offered certificates will be book-entry certificates.  Persons acquiring beneficial ownership interests in the book-entry certificates are referred to as certificate owners and will hold their certificates through DTC in the United States, or, upon request, through Clearstream Banking Luxembourg, or Clearstream, formerly known as Cedelbank SA, or the Euroclear System, or Euroclear, in Europe if they are participants of these systems, or indirectly through organizations which are participants in these systems.  The book-entry certificates will be issued in one or more certificates which equal the aggregate Certificate Principal Balance of such certificates and will initially be registered in the name of Cede & Co., the nominee of DTC.  Clearstream and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the depositaries’ names on the books of DTC.  Citibank will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear.  Citibank and JPMorgan Chase Bank are referred to individually as the Relevant Depositary and together as the European Depositaries.  Investors may hold such beneficial interests in the book-entry certificates in minimum denominations of $25,000.  Except as described below, no certificate owner acquiring a book-entry certificate will be entitled to receive a physical, or definitive, certificate representing such certificate.  Unless and until definitive certificates are issued, it is anticipated that the only certificateholder of the offered certificates will be Cede & Co., as nominee of DTC.  Certificate owners will not be certificateholders as that term is used in the pooling and servicing agreement.  Certificate owners are only permitted to exercise their rights indirectly through DTC and DTC participants.

The certificate owner’s ownership of a book-entry certificate will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary that maintains the certificate owner’s account for such purpose.  In turn, the financial intermediary’s ownership of such book-entry certificate will be recorded on the records of DTC, or of a participating firm that acts as agent for the financial intermediary, whose interest will in turn be recorded on the records of DTC, if the beneficial owner’s financial intermediary is not a DTC participant and on the records of Clearstream or Euroclear, as appropriate.

Certificate owners will receive all distributions of principal of and interest on the book-entry certificates from the trust administrator through DTC and DTC participants.  While the book-entry certificates are outstanding and except under the circumstances described below, under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among DTC participants on whose behalf it acts with respect to the book-entry certificates and is required to receive and transmit distributions of principal of, and interest on, the book-entry certificates.  DTC participants and indirect participants with whom certificate owners have accounts with respect to book-entry certificates are similarly required to make book-entry transfers and receive and transmit such distributions on behalf of their respective certificate owners.  Accordingly, although certificate owners will not possess certificates representing their respective interests in the book-entry certificates, the rules of DTC provide a mechanism by which certificate owners will receive distributions and will be able to transfer their interest.

Certificate owners will not receive or be entitled to receive certificates representing their respective interests in the book-entry certificates, except under the limited circumstances described below.  Unless and until definitive certificates are issued, certificate owners who are not DTC participants may transfer ownership of book-entry certificates only through DTC participants and indirect participants by instructing such DTC participants and indirect participants to transfer book-entry certificates, by book-entry transfer, through DTC for the account of the purchasers of such book-entry certificates, which account is maintained with their respective DTC participants.  Under the rules of DTC and in accordance with DTC’s normal procedures, transfers of ownership of book-entry certificates will be executed through DTC and the accounts of the respective DTC participants at DTC will be debited and credited.  Similarly, the DTC participants and indirect participants will make debits or credits, as the case may be, on their records on behalf of the selling and purchasing certificate owners.

Because of time zone differences, credits of securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date.  Such credits or any transactions in such securities settled during such processing will be reported to the relevant Euroclear participants or Clearstream participants on such business day.  Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream participant or Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Transfers between DTC participants will occur in accordance with the rules of DTC.  Transfers between Clearstream participants and Euroclear participants will occur in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the Relevant Depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines according to European time.  The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the Relevant Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC.  Clearstream participants and Euroclear participants may not deliver instructions directly to the European Depositaries.

DTC, which is a New York-chartered limited purpose trust company, performs services for its DTC participants, some of which and/or their representatives own DTC.  In accordance with its normal procedures, DTC is expected to record the positions held by each DTC participant in the book-entry certificates, whether held for its own account or as a nominee for another person.  In general, beneficial ownership of book-entry certificates will be subject to the rules of DTC, as in effect from time to time.

Clearstream, 67 Bd Grande-Duchesse Charlotte, L-1331 Luxembourg, was incorporated in 1970 as a limited company under Luxembourg law.  Clearstream is owned by banks, securities dealers and financial institutions, and currently has about 100 shareholders, including U.S. financial institutions or their subsidiaries.  No single entity may own more than five percent of Clearstream’s stock.

Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Institute Monetaire Luxembourgeois, the Luxembourg Monetary Authority, which supervises Luxembourg banks.

Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts.  Clearstream provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Clearstream also deals with domestic securities markets in several countries through established depository and custodial relationships.  Clearstream has established an electronic bridge with the Euroclear Operator in Brussels to facilitate settlement of trades between systems.  Clearstream currently accepts over 150,000 securities issues on its books.

Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Clearstream’s United States customers are limited to securities brokers and dealers and banks.  Currently, Clearstream has approximately 2,500 customers located in over 60 countries, including all major European countries, Canada, and the United States.  Indirect access to Clearstream is available to other institutions which clear through or maintain a custodial relationship with an account holder of Clearstream.

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.  Transactions may be settled in any of 29 currencies, including United States dollars.  Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above.  Euroclear is operated by the Euroclear Bank S.A./N.V., or the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., or the Cooperative, a Belgian cooperative corporation.  All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative.  The Cooperative establishes policy for Euroclear on behalf of Euroclear participants.

Euroclear participants include banks, central banks, securities brokers and dealers and other professional financial intermediaries.  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the “Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System,” or the Terms and Conditions, and applicable Belgian law.  These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.  All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.  The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the book-entry certificates will be made on each distribution date by the trust administrator to Cede & Co.  DTC will be responsible for crediting the amount of such payments to the accounts of the applicable DTC participants in accordance with DTC’s normal procedures.  Each DTC participant will be responsible for disbursing such payments to the certificate owners of the book-entry certificates that it represents and to each financial intermediary for which it acts as agent.  Each financial intermediary will be responsible for disbursing funds to the certificate owners of the book-entry certificates that it represents.

Under a book-entry format, certificate owners of the book-entry certificates may experience some delay in their receipt of payments, since such payments will be forwarded by the trust administrator to Cede & Co.  Distributions with respect to certificates held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream participants or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by the Relevant Depositary.  Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations.  Because DTC can only act on behalf of financial intermediaries, the ability of a certificate owner to pledge book-entry certificates to persons or entities that do not participate in the depository system, or otherwise take actions in respect of such book-entry certificates, may be limited due to the lack of physical certificates for the book-entry certificates.  In addition, issuance of the book-entry certificates in book-entry form may reduce the liquidity of such certificates in the secondary market since certain potential investors may be unwilling to purchase certificates for which they cannot obtain physical certificates.

Monthly and annual reports on the issuing entity will be provided to Cede & Co., as nominee of DTC, and may be made available by Cede & Co. to certificate owners upon request, in accordance with the rules, regulations and procedures creating and affecting the depository, and to the financial intermediaries to whose DTC accounts the book-entry certificates of such certificate owners are credited.

DTC has advised the trust administrator that, unless and until definitive certificates are issued, DTC will take any action permitted to be taken by the holders of the book-entry certificates under the pooling and servicing agreement only at the direction of one or more financial intermediaries to whose DTC accounts the book-entry certificates are credited, to the extent that such actions are taken on behalf of financial intermediaries whose holdings include such book-entry certificates.  Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a certificateholder under the pooling and servicing agreement on behalf of a Clearstream participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to the ability of the Relevant Depositary to effect such actions on its behalf through DTC.  DTC may take actions, at the direction of the related DTC participants, with respect to some book-entry certificates which conflict with actions taken with respect to other book-entry certificates.

Definitive certificates will be issued to certificate owners of the book-entry certificates, or their nominees, rather than to DTC or its nominee, only if: (a) DTC or the depositor advises the trust administrator in writing that DTC is no longer willing, qualified or able to discharge properly its responsibilities as nominee and depository with respect to the book-entry certificates and the depositor or the trust administrator is unable to locate a qualified successor or (b) after the occurrence of a servicer event of termination as set forth in the pooling and servicing agreement, certificate owners having percentage interests aggregating not less than 51% of the book-entry certificates advise the trust administrator and DTC through the financial intermediaries and the DTC participants in writing that the continuation of a book-entry system through DTC, or a successor to DTC, is no longer in the best interests of certificate owners.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the trust administrator will be required to notify all certificate owners of the occurrence of such event and the availability through DTC of definitive certificates.  Upon surrender by DTC of the global certificate or certificates representing the book-entry certificates and instructions for re-registration, the trust administrator on behalf of the trustee will issue definitive certificates, and thereafter the trust administrator will recognize the holders of the definitive certificates as certificateholders under the pooling and servicing agreement.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of book-entry certificates among DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

None of the depositor, the servicer, the trustee or (except in connection with its role as depositary for Clearstream) the trust administrator will have any responsibility for any aspect of the records relating to or payments made on account of beneficial ownership interests of the book-entry certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Pass-Through Rates

The pass-through rate for any class of Floating Rate Certificates and any distribution date will be the lesser of (i) the related Formula Rate for such distribution date and (ii) the related Net WAC Pass-Through Rate for such distribution date.  See “—Glossary” below.

Each class of Floating Rate Certificates will accrue interest during each Interest Accrual Period on the related Certificate Principal Balance at the related pass-through rate calculated as described above.  Interest will accrue on the Floating Rate Certificates on the basis of a 360 day year and the actual number of days elapsed in such Interest Accrual Period.  The interest entitlement of each class of Floating Rate Certificates on each distribution date will also include any interest distributable on such class on the prior distribution date (exclusive of any Net WAC Rate Carryover Amount for such class) that was undistributed on such prior distribution date together with interest on such undistributed amount for the most recently-ended Interest Accrual Period at the applicable pass-through rate therefor.  The interest entitlement of each class of certificates will be reduced, to not less than zero, in the case of each class, by the allocable share for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the servicer and by the allocable share for such class of shortfalls resulting from the application of the Relief Act.  See “—Interest Distributions” below.

The pass-through rate for each class of Floating Rate Certificates for the Interest Accrual Period beginning on a distribution date, to the extent it has been determined, and for the immediately preceding Interest Accrual Period will be made available via the trust administrator’s internet website, together with the monthly statements required by the pooling and servicing agreement.  See “—Reports to Certificateholders” below.

Calculation of One-Month LIBOR

With respect to each Interest Accrual Period and the Floating Rate Certificates, on the second business day preceding such Interest Accrual Period, (each such date, an “Interest Determination Date”), the trust administrator will determine one-month LIBOR for such Interest Accrual Period.  “One-month LIBOR” means, as of any Interest Determination Date, the London interbank offered rate for one-month U.S. dollar deposits which appears on Telerate Page 3750 (as defined herein), Bloomberg Page BBAM or another page of these or any other financial reporting service in general use in the financial services industry, as of 11:00 a.m. (London time) on such date. If such rate does not appear on Telerate Page 3750, the rate for that day will be determined on the basis of the offered rates of the Reference Banks (as defined herein) for one-month U.S. dollar deposits, as of 11:00 a.m. (London time) on such Interest Determination Date. The trust administrator will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If on such Interest Determination Date two or more Reference Banks provide such offered quotations, one-month LIBOR for the related Interest Accrual Period shall be the arithmetic mean of such offered quotations (rounded upwards if necessary to the nearest whole multiple of 0.0625%). If on such Interest Determination Date fewer than two Reference Banks provide such offered quotations, one-month LIBOR for the related Interest Accrual Period shall be the higher of (x) one-month LIBOR as determined on the previous Interest Determination Date and (y) the Reserve Interest Rate (as defined herein).

As used in this section, “business day” means a day on which banks are open for dealing in foreign currency and exchange in London and New York City; “Telerate Page 3750” means the display page currently so designated on the Dow Jones Telerate Capital Markets Report (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices); “Reference Banks” means leading banks selected by the trust administrator and engaged in transactions in Eurodollar deposits in the international Eurocurrency market (i) with an established place of business in London, (ii) which have been designated as such by the trust administrator and (iii) not controlling, controlled by, or under common control with, the depositor or the seller; and “Reserve Interest Rate” shall be the rate per annum that the trust administrator determines to be either (i) the arithmetic mean (rounded upwards if necessary to the nearest whole multiple of 0.0625%) of the one-month U.S. dollar lending rates which two or more New York City banks selected by the trust administrator are quoting on the relevant Interest Determination Date to the principal London offices of leading banks in the London interbank market or, (ii) in the event that the trust administrator can determine no such arithmetic mean because fewer than two New York City banks have provided such quotes, the lowest one-month U.S. dollar lending rate which two or more New York City banks selected by the trust administrator are quoting on such Interest Determination Date to leading European banks.

The establishment of one-month LIBOR on each Interest Determination Date by the trust administrator and the trust administrator’s calculation of the rate of interest applicable to the Floating Rate Certificates for the related Interest Accrual Period shall (in the absence of manifest error) be final and binding.

Glossary

The following terms are given the meanings shown below to help describe the cash flows on the certificates:

“Allocated Realized Loss Amount”: An Allocated Realized Loss Amount with respect to (x) any class of Mezzanine Certificates and any distribution date will be an amount equal to the sum of any Realized Losses allocated to that class of certificates on the distribution date as described above in “—Allocation of Losses; Subordination” and any Allocated Realized Loss Amount for that class remaining undistributed from the previous distribution date minus (y) the amount of the increase in the related Certificate Principal Balance due to the receipt of Subsequent Recoveries.

“Available Distribution Amount”: The Available Distribution Amount for any distribution date will be equal to the sum, net of amounts (other than the servicing fee and the credit risk manager fee) reimbursable therefrom to the servicer, the trust administrator or the trustee, of (i) the aggregate amount of scheduled monthly payments on the mortgage loans due on the related due date and received on or prior to the related Determination Date, after deduction of the servicing fees and the credit risk manager fee for such distribution date, (ii) certain unscheduled payments in respect of the mortgage loans (including prepayments, insurance proceeds, liquidation proceeds, Subsequent Recoveries and proceeds from repurchases of and substitutions for the mortgage loans) occurring during the related Prepayment Period, (iii) all incentive fees received pursuant to HAMP and due to the mortgagee and (iv) all P&I Advances and Compensating Interest with respect to the mortgage Loans received for the related distribution date.  Prepayment Charges collected with respect to the mortgage loans will not be included among the “Available Distribution Amount” available for general distributions on the certificates.  Prepayment Charges will be distributed to the holders of the Class P Certificates which are not offered hereby.

“Bankruptcy Loss”:  A Bankruptcy Loss is a Deficient Valuation or a Debt Service Reduction.

“Certificate Margin”: With respect to the Floating Rate Certificates and any distribution date, the applicable Certificate Margin for such distribution date as set forth below:

Margin
Class	(1)	(2)
A-[__]	[__]%	[__]%
A-[__]	[__]%	[__]%
M-[__]	[__]%	[__]%
M-[__]	[__]%	[__]%
__________
(1)
For the interest accrual period for each distribution date through and including the first distribution date on which the aggregate principal balance of the mortgage loans remaining in the mortgage pool is reduced to less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date.

(2)	For each interest accrual period thereafter.

“Certificate Principal Balance”:  The Certificate Principal Balance of any Floating Rate Certificate as of any date of determination will be equal to the initial Certificate Principal Balance of such certificate reduced by the aggregate of all amounts allocable to principal previously distributed with respect to that certificate and with respect to any Mezzanine Certificate, any reductions in the Certificate Principal Balance of such certificate deemed to have occurred in connection with allocations of Realized Losses in the manner described in this prospectus supplement (taking into account any increases in the Certificate Principal Balance thereof due to the receipt of Subsequent Recoveries as described below).  The Certificate Principal Balance of the Class CE Certificates as of any date of determination will be equal to the excess, if any, of the then aggregate principal balance of the mortgage loans over the then aggregate Certificate Principal Balance of the Floating Rate Certificates and the Class P Certificates.  In the event that Realized Losses on a mortgage loan are subsequently recovered from the proceeds of a mortgage loan, the Certificate Principal Balance of the most senior class of Mezzanine Certificates then outstanding to which realized losses have been allocated will be increased by the amount of such subsequently recovered loss amount, to the extent of aggregate Realized Losses previously allocated to such class.

“Class M-[__] Principal Distribution Amount”: The Class M-[__] Principal Distribution Amount is an amount equal to the excess of:

•
the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on the related distribution date) and (ii) the Certificate Principal Balance of the Class M-[__] Certificates immediately prior to the related distribution date over

•
the lesser of (A) the product of (i) approximately [__]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the excess, if any, of the  aggregate principal balance of the mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

“Compensating Interest”: With respect to any principal prepayments in full or in part, any payments made by the servicer from their own funds to cover Prepayment Interest Shortfalls as described herein.

“Credit Risk Manager Fee”:  With respect to any Distribution Date, the premium payable to the Credit Risk Manager at the Credit Risk Manager Fee Rate on the then current aggregate principal balance of the mortgage loans.  Such fee will be paid monthly from the issuing entity in accordance with the pooling and servicing agreement.

“Credit Risk Manager Fee Rate”:  With respect to any Distribution Date, [__]% per annum.

“Debt Service Reduction”:  A Debt Service Reduction is any reduction in the amount which a mortgagor is obligated to pay on a monthly basis with respect to a mortgage loan as a result of any proceeding initiated under the United States Bankruptcy Code, other than a reduction attributable to a Deficient Valuation.

“Deficient Valuation”:  With respect to any mortgage loan, a Deficient Valuation is a valuation by a court of competent jurisdiction of the mortgaged property in an amount less than the then outstanding indebtedness under the mortgage loan, which valuation results from a proceeding initiated under the United States Bankruptcy Code.

“Determination Date”: The Determination Date with respect to any distribution date will be the 15th day of the calendar month in which such distribution date occurs or, if such 15th day is not a business day, the business day immediately preceding such 15th day.

“Due Period”: The Due Period with respect to any distribution date will be the period commencing on the second day of the month immediately preceding the month in which the distribution date occurs and ending on the first day of the month in which the distribution date occurs.

“Expense Adjusted Mortgage Rate”: The Expense Adjusted Mortgage Rate on any mortgage loan is equal to the then applicable mortgage rate on the mortgage loan minus the sum of (i) the Servicing Fee Rate and (ii) the Credit Risk Manager Fee Rate.

“Expense Adjusted Maximum Mortgage Rate”: The Expense Adjusted Maximum Mortgage Rate on any mortgage loan is equal to the then applicable maximum mortgage rate (or the mortgage rate in the case of any fixed-rate mortgage loan) minus the sum of (i) the Servicing Fee Rate and (ii) the Credit Risk Manager Fee Rate.

“Formula Rate”:  With respect to the Floating Rate Certificates is the lesser of (a) one-month LIBOR plus the applicable Certificate Margin and (b) the Maximum Cap Rate.

“Group I Allocation Percentage”: The Group I Allocation Percentage for any distribution date is the percentage equivalent of a fraction, the numerator of which (i) the Group I Principal Remittance Amount for such distribution date and the denominator of which is (ii) the Principal Remittance Amount for such distribution date.

“Group I Interest Remittance Amount”:  The Group I Interest Remittance Amount for any distribution date will be that portion of the Available Distribution Amount for such distribution date attributable to (i) interest received or advanced on the Group I Mortgage Loans and (ii) amounts in respect of Prepayment Interest Shortfalls paid by the servicer on the Group I Mortgage Loans (in each case, to the extent remaining after payment of an allocable portion of (A) the servicing fees for such distribution date and any unpaid servicing fees in respect of prior periods collected by the servicer and (B) the credit risk manager fee for such distribution date).

“Group I Principal Distribution Amount”:  The Group I Principal Distribution Amount for any distribution date will be the sum of (i) the principal portion of all scheduled monthly payments due on the Group I Mortgage Loans during the related Due Period, to the extent received on or prior to the related Determination Date or advanced prior to such distribution date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds, Subsequent Recoveries and all full and partial principal prepayments, received on the Group I Mortgage Loans during the related Prepayment Period, to the extent applied as recoveries of principal on the mortgage loans and (iv) the Group I Allocation Percentage of the amount of any Overcollateralization Increase Amount for such distribution date minus (v) the Group I Allocation Percentage of the amount of any Overcollateralization Reduction Amount for such distribution date.  In no event will the Group I Principal Distribution Amount with respect to any distribution date be (x) less than zero or (y) greater than the then outstanding aggregate Certificate Principal Balance of the Floating Rate Certificates.

“Group I Principal Remittance Amount”:  The Group I Principal Remittance Amount for any distribution date will be that portion of the Available Distribution Amount equal to the sum of the amounts described in clauses (i) through (iii) of the definition of Group I Principal Distribution Amount and any incentive fees received on the Group 1 Mortgage Loans pursuant to HAMP and due to the mortgagee.

“Group I Senior Principal Distribution Amount”: The Group I Senior Principal Distribution Amount is an amount equal to the excess of (i) the aggregate Certificate Principal Balance of the Group I Certificates immediately prior to the related distribution date over (ii) the lesser of (A) the product of (i) approximately [__]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

“Group II Allocation Percentage”: The Group II Allocation Percentage for any distribution date is the percentage equivalent of a fraction, the numerator of which (i) the Group II Principal Remittance Amount for such distribution date and the denominator of which is (ii) the Principal Remittance Amount for such distribution date.

“Group II Interest Remittance Amount”:  The Group II Interest Remittance Amount for any distribution date will be that portion of the Available Distribution Amount for such distribution date attributable to (i) interest received or advanced on the Group II Mortgage Loans and (ii) amounts in respect of Prepayment Interest Shortfalls paid by the servicer on the Group II Mortgage Loans (in each case, to the extent remaining after payment of an allocable portion of (A) the servicing fees for such distribution date and any unpaid servicing fees in respect of prior periods collected by the servicer and (B) the credit risk manager fee for such distribution date).

“Group II Principal Distribution Amount”:  The Group II Principal Distribution Amount for any distribution date will be the sum of (i) the principal portion of all scheduled monthly payments due on the Group II Mortgage Loans during the related Due Period, to the extent received on or prior to the related Determination Date or advanced prior to such distribution date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds, Subsequent Recoveries and all full and partial principal prepayments, received on the Group II Mortgage Loans during the related Prepayment Period, to the extent applied as recoveries of principal on the mortgage loans and (iv) the Group II Allocation Percentage of the amount of any Overcollateralization Increase Amount for such distribution date minus (v) the Group II Allocation Percentage of the amount of any Overcollateralization Reduction Amount for such distribution date.  In no event will the Group II Principal Distribution Amount with respect to any distribution date be (x) less than zero or (y) greater than the then outstanding aggregate Certificate Principal Balance of the Floating Rate Certificates.

“Group II Principal Remittance Amount”:  The Group II Principal Remittance Amount for any distribution date will be that portion of the Available Distribution Amount equal to the sum of the amounts described in clauses (i) through (iii) of the definition of Group II Principal Distribution Amount and any incentive fees received on the Group 2 Mortgage Loans pursuant to HAMP and due to the mortgagee.

“Group II Senior Principal Distribution Amount”: The Group II Senior Principal Distribution Amount is an amount equal to the excess of (i) the aggregate Certificate Principal Balance of the Group II Certificates immediately prior to the related distribution date over (ii) the lesser of (A) the product of (i) approximately [__]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

“Interest Accrual Period”: The Interest Accrual Period for any distribution date and the Floating Rate Certificates will be the period commencing on the distribution date of the month immediately preceding the month in which the distribution date occurs or, in the case of the first distribution date, commencing on the closing date, and ending on the day preceding the distribution date.  All distributions of interest on the Floating Rate Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period.

“Interest Carry Forward Amount”: The Interest Carry Forward Amount with respect to any class of Floating Rate Certificates and any distribution date will be equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding distribution date exceeded the actual amount distributed on the certificates in respect of interest on the immediately preceding distribution date, together with any Interest Carry Forward Amount with respect to that class of certificates remaining unpaid from the previous distribution date, plus interest accrued thereon at the related pass-through rate on such class of certificates for the most recently ended Interest Accrual Period.

“Interest Distribution Amount”: The Interest Distribution Amount for each class of certificates on any distribution date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of such class of certificates immediately prior to the distribution date at the then applicable pass-through rate for such class, reduced, to not less than zero, in the case of each class, by the allocable share for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the servicer and shortfalls resulting from the application of the Relief Act or any state law providing for similar relief.

“Maximum Cap Rate”: The Maximum Cap Rate for any distribution date and

(a)           the Group I Certificates is a per annum rate (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Maximum Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period, plus an amount, expressed as a per annum rate, equal to the product of (i) the payment made by the cap counterparty divided by the aggregate principal balance of the Mortgage Loans and (ii) 12;

(b)           the Group II Certificates is a per annum rate (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Maximum Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period, plus an amount, expressed as a per annum rate, equal to the product of (i) the payment made by the cap counterparty divided by the aggregate principal balance of the Mortgage Loans and (ii) 12; and

(c)           the Mezzanine Certificates is a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates) of (i) the Maximum Cap Rate for the Group I Certificates and (ii) the Maximum Cap Rate for the Group II Certificates.

“Net Monthly Excess Cashflow”: The Net Monthly Excess Cashflow for any distribution date will be equal to the sum of (a) any Overcollateralization Reduction Amount and (b) the excess of:

•	the Available Distribution Amount for such distribution date over
•
the sum for such distribution date of the aggregate of (a) the Senior Interest Distribution Amounts distributable to the holders of the Class A Certificates, (b) the Interest Distribution Amounts distributable to the holders of the Mezzanine Certificates and (c) the Principal Remittance Amount.

“Net WAC Pass-Through Rate”: The Net WAC Pass-Through Rate for any distribution date and

(a)           the Group I Certificates is a per annum rate (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period;

(b)           the Group II Certificates is a per annum rate (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period; and

(c)           the Mezzanine Certificates is a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates) of (i) the Net WAC Pass-Through Rate for the Group I Certificates and (ii) the Net WAC Pass-Through Rate for the Group II Certificates.

“Net WAC Rate Carryover Reserve Account”: The reserve account established by the trust administrator from which payments in respect of Net WAC Rate Carryover Amounts on the Floating Rate Certificates will be made.

“Net WAC Rate Carryover Amount”:  For any class of Floating Rate Certificates and any distribution date, an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class of certificates would have accrued for such distribution date had the related pass-through rate been the related Formula Rate, over (y) the amount of interest such class of certificates accrued for such distribution date at the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount for such class from the prior distribution date together with interest accrued on such unpaid portion for the most recently ended Interest Accrual Period at the Formula Rate applicable for such class for such Interest Accrual Period.

“Overcollateralization Increase Amount”: The Overcollateralization Increase Amount with respect to any distribution date will equal the lesser of (a) the sum of (i) the Net Monthly Excess Cashflow for such distribution date and (ii) any amounts received under the cap contract for this purpose (b) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed).

“Overcollateralization Reduction Amount”: The Overcollateralization Reduction Amount with respect to any distribution date will equal the lesser of (a) the Principal Remittance Amount on such distribution date and (b) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed) over (ii) the Overcollateralization Target Amount for such distribution date.

“Overcollateralization Target Amount”:  The Overcollateralization Target Amount with respect to any distribution date, (i) prior to the Stepdown Date, an amount equal to approximately [__]% of the aggregate principal balance of the Mortgage Loans as of the cut-off date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) [__]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately 0.50% of the aggregate principal balance of the mortgage loans as of the cut-off date or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding distribution date.  Notwithstanding the foregoing, on and after any Distribution Date following the reduction of the aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates to zero, the Overcollateralization Target Amount shall be zero.

“Overcollateralized Amount”:  The Overcollateralized Amount with respect to any distribution date will equal the excess, if any, of (a) the aggregate principal balance of the mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Floating Rate Certificates and the Class P Certificates (after taking into account the distributions of the Principal Remittance Amount on the related distribution date).

“Prepayment Interest Shortfall”: With respect to any principal prepayments on the mortgage loans, any resulting interest shortfall.

“Prepayment Period”:  The Prepayment Period for any distribution date is the period commencing on the 16th day of the month preceding the month in which such distribution date falls (or, in the case of the first distribution date, from [_______]) and ending on the 15th day of the calendar month in which such distribution date occurs.

“Principal Remittance Amount”: The Principal Remittance Amount for any distribution date will be the sum of (a) the Group I Principal Remittance Amount and (b) the Group II Principal Remittance Amount.

“Realized Loss”:  A Realized Loss is (a) a Bankruptcy Loss, (b) with respect to any defaulted mortgage loan that is finally liquidated through foreclosure sale, disposition of the related mortgaged property (if acquired on behalf of the certificateholders by foreclosure or deed in lieu of foreclosure) or otherwise, is the amount of loss realized, if any, equal to the portion of the unpaid principal balance remaining, if any, plus interest thereon through the last day of the month in which such mortgage loan was finally liquidated, after application of all amounts recovered (net of amounts reimbursable to the servicer for P&I Advances, servicing advances and other related expenses, including attorney’s fees) towards interest and principal owing on the mortgage loan or (c) with respect to any mortgage loan subject to a modification, the amount of any forgiven interest or forgiven or forborne principal.  A reduction in the mortgage rate due to a modification will not result in a Realized Loss.

“Senior Enhancement Percentage”: The Senior Enhancement Percentage for any distribution date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Mezzanine Certificates and the Class CE Certificates, calculated after taking into account distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions thereof on the related distribution date, by (y) the aggregate principal balance of the mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

“Senior Interest Distribution Amount”: The Senior Interest Distribution Amount for each class of Class A Certificates on any distribution date is equal to the sum of the Interest Distribution Amount for that class for that distribution date and the Interest Carry Forward Amount, if any, for that class for that distribution date.

“Senior Principal Distribution Amount”:  The Senior Principal Distribution Amount for any distribution date is the sum of the Group I Senior Principal Distribution Amount and the Group II Senior Principal Distribution Amount.

“Servicing Fee Rate”: The Servicing Fee Rate on each mortgage loan is [__]% per annum.

“Stepdown Date”:  The Stepdown Date will be the earlier to occur of (i) the distribution date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in [_______] and (y) the first distribution date on which the Senior Enhancement Percentage (calculated for this purpose only prior to any distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the related distribution date) is greater than or equal to approximately [__]%.

“Subsequent Recoveries”:  Subsequent recoveries, net of expenses reimbursable to the servicer, with respect to mortgage loans that have been previously liquidated and that resulted in a Realized Loss in a month prior to the month of receipt of such recoveries.

“Trigger Event”: With respect to any distribution date, a Trigger Event is in effect if:

(i)
(A) the percentage obtained by dividing the aggregate principal balance of mortgage loans delinquent 60 days or more (including mortgage loans delinquent 60 days or more and in foreclosure or bankruptcy and REO properties) by the aggregate principal balance of all of the mortgage loans, in each case, as of the last day of the previous calendar month, exceeds (B) [__]% of the Senior Enhancement Percentage for the prior distribution date; or

(ii)
the aggregate amount of Realized Losses incurred since the cut-off date through the last day of the related Prepayment Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period), reduced by the aggregate amount of Subsequent Recoveries received since the cut-off date through the last day of the related Prepayment Period, divided by the aggregate principal balance of the mortgage loans as of the cut-off date exceeds the applicable percentages set forth below with respect to such distribution date:

Distribution Date Occurring In	Percentage
[________] through [________]	[___]%
[________] through [________]	[___]%
[________] through [________]	[___]%
[________] through [________]	[___]%
[________] and thereafter	[___]%

Interest Distributions

On each distribution date, the trust administrator will withdraw from the Certificate Account that portion of Available Distribution Amount for such distribution date consisting of the Interest Remittance Amount for such distribution date and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Interest Remittance Amount remaining for such distribution date.

I.             On each distribution date, the Group I Interest Remittance Amount will be distributed in the following order of priority:

(i)            to the holders of the Group I Certificates, the Senior Interest Distribution Amount allocable to the Group I Certificates; and

(ii)           concurrently, to the holders of each class of Group II Certificates, on a pro rata basis based on the entitlement of each such class, the Senior Interest Distribution Amounts related to such certificates, to the extent remaining undistributed after the distribution of the Group II Interest Remittance Amount, as set forth in clause II below.

II.            On each distribution date, the Group II Interest Remittance Amount will be distributed in the following order of priority:

(i)            concurrently, to the holders of each class of Group II Certificates, on a pro rata basis based on the entitlement of each such class, the Senior Interest Distribution Amounts allocable to the Group II Certificates; and

(ii)           to the holders of the Group I Certificates, the Senior Interest Distribution Amount related to such certificates, to the extent remaining undistributed after the distribution of the Group I Interest Remittance Amount, as set forth in clause I above.

III.           On each distribution date, following the distributions made pursuant to clauses I and II above, the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining will be distributed sequentially, to the Class M-[__], Class M-[__] and Class M-[__] Certificates, in that order, in an amount equal to the Interest Distribution Amount for each such class.

On any distribution date, any Prepayment Interest Shortfalls to the extent not covered by the servicer and any shortfalls resulting from the application of the Relief Act or similar state laws will be allocated, first, in reduction of the Interest Distribution Amount with respect to the Class CE Certificates determined as provided in the pooling and servicing agreement, and thereafter, in reduction of the Interest Distribution Amounts with respect to the Floating Rate Certificates on a pro rata basis based on their respective entitlements to such interest for such distribution date.  The holders of the Floating Rate Certificates will not be entitled to reimbursement for any such interest shortfalls.

Principal Distributions

I.             On each distribution date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Group I Principal Distribution Amount will be made in the following amounts and order of priority:

(i)            to the holders of the Group I Certificates until the Certificate Principal Balance thereof has been reduced to zero; and

(ii)           to the holders of the Group II Certificates (allocated among the classes of Group II Certificates in the priority described below), after taking into account the distribution of the Group II Principal Distribution Amount already distributed, as described herein, until the Certificate Principal Balances thereof have been reduced to zero.

II.            On each distribution date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Group II Principal Distribution Amount will be made in the following amounts and order of priority:

(i)            to the holders of the Group II Certificates (allocated among the classes of Group II Certificates in the priority described below), until the Certificate Principal Balances thereof have been reduced to zero; and

(ii)           to the holders of the Group I Certificates, after taking into account the distribution of the Group I Principal Distribution Amount already distributed, as described herein, until the Certificate Principal Balance thereof has been reduced to zero.

III.           On each distribution date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed for such distribution date will be made sequentially to the Class M-[__], Class M-[__] and Class M-[__] Certificates, in that order, in each case, until the Certificate Principal Balance of each such class has been reduced to zero.

IV.           On each distribution date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Group I Principal Distribution Amount will be made in the following amounts and order of priority:

(i)            to the holders of the Group I Certificates, the Group I Senior Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; and

(ii)           to the holders of the Group II Certificates (allocated among the classes of Group II Certificates in the priority described below), after taking into account the distribution of the Group II Principal Distribution Amount as described herein, up to an amount equal to the Group II Senior Principal Distribution Amount remaining undistributed, until the Certificate Principal Balances thereof have been reduced to zero.

V.            On each distribution date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Group II Principal Distribution Amount will be made in the following amounts and order of priority:

(i)           to the holders of the Group II Certificates (allocated among the classes of Group II Certificates in the priority described below), the Group II Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero; and

(ii)           to the holders of the Group I Certificates, after taking into account the distribution of the Group I Principal Distribution Amount as described herein, up to an amount equal to the Group I Senior Principal Distribution Amount remaining undistributed, until the Certificate Principal Balance thereof has been reduced to zero.

VI.           On each distribution date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed for such distribution date will be made in the following amounts and order of priority:

(i)           to the holders of the Class M-[__]  Certificates, the Class M-[__] Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ii)           to the holders of the Class M-[__] Certificates, the Class M-[__] Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(iii)           to the holders of the Class M-[__] Certificates, the Class M-[__] Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

The allocation of distributions in respect of principal to the Class A Certificates on each distribution date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, will have the effect of accelerating the amortization of the Class A Certificates while, in the absence of Realized Losses, increasing the respective percentage interest in the aggregate principal balance of the mortgage loans evidenced by the Subordinate Certificates.  Increasing the respective percentage interest in the issuing entity of the Subordinate Certificates relative to that of the Class A Certificates is intended to preserve the availability of the subordination provided by the Subordinate Certificates.

With respect to the Group II Certificates, all principal distributions will be distributed sequentially, to the Class A-[__], Class A-[__] and Class A-[__] Certificates, in that order, until their respective Certificate Principal Balances have been reduced to zero, with the exception that on any distribution date on which the aggregate Certificate Principal Balance of the Subordinate Certificates has been reduced to zero, principal distributions will be allocated concurrently, to the Class A-[__], Class A-[__] and Class A-[__] Certificates, a pro rata basis based on the Certificate Principal Balance of each such class, until their respective Certificate Principal Balances have been reduced to zero.

Credit Enhancement

The holders of each class of Class A Certificates and each class of Mezzanine Certificates (subject to the priorities described under “—Excess Interest and Overcollateralization,” “—Allocation of Losses”  and “—Cap Contract” below) are entitled to the benefits of the credit enhancement consisting of excess interest, overcollateralization, subordination and the cap contract.

Subordination. The rights of the holders of the Subordinate Certificates and the Residual Certificates to receive distributions will be subordinated, to the extent described herein, to the rights of the holders of the Class A Certificates.

The protection afforded to the holders of the Class A Certificates by means of the subordination of the Subordinate Certificates and Residual Certificates will be accomplished by (i) the preferential right of the holders of the Class A Certificates to receive on any distribution date, prior to distributions on the Subordinate Certificates and Residual Certificates, distributions in respect of interest and principal, subject to funds available for such distributions, and (ii) if necessary, the right of the holders of the Class A Certificates to receive future distributions of amounts that would otherwise be payable to the holders of the Subordinate Certificates and Residual Certificates.

In addition, the rights of the holders of Mezzanine Certificates with higher distribution priorities to receive distributions in respect of interest and principal will be senior to the rights of holders of Mezzanine Certificates with lower distribution priorities, and the rights of the holders of the Mezzanine Certificates to receive distributions in respect of interest and principal will be senior to the rights of the holders of the Class CE Certificates and Residual Certificates, in each case to the extent described herein.

The subordination feature is intended to enhance the likelihood of regular receipt by the holders of the more senior classes of certificates of distributions in respect of interest and principal and to afford such holders limited protection against Realized Losses.

Excess Interest and Overcollateralization.  The mortgage loans, if they perform, are expected to generate more interest than is needed to distribute interest on the Floating Rate Certificates and to pay certain fees and expenses of the issuing entity.  The weighted average of the mortgage rates of the mortgage loans (net of certain fees and expenses of the issuing entity) is generally expected to be higher than the weighted average of the pass-through rates on the Floating Rate Certificates.  The aggregate principal balance of the mortgage loans as of the cut-off date will exceed the aggregate Certificate Principal Balance of the Floating Rate Certificates and the Class P Certificates as of the closing date by approximately $ [_______] which is approximately equal to the initial Overcollateralization Target Amount.  The pooling and servicing agreement requires that, on each distribution date, the Net Monthly Excess Cashflow, if any, be applied on such distribution date as an accelerated distribution of principal on the Floating Rate Certificates, whenever the Overcollateralization Amount is less than the required amount, subject to the priorities described below and under “—Principal Distributions” above.

The payment of portions of the Net Monthly Excess Cashflow (to the extent described above and subject to the priorities described below) as principal distributions to the holders of the Floating Rate Certificates is intended to maintain or restore overcollateralization (the excess of the aggregate principal balance of the mortgage loans over the aggregate Certificate Principal Balance of the Floating Rate Certificates and the Class P Certificates). The pooling and servicing agreement requires that the above described principal distributions to the holders of the Floating Rate Certificates entitled to principal continue whenever funds are available for such purpose, until the amount of overcollateralization is equal to the Overcollateralization Target Amount.  There can be no assurance that Net Monthly Excess Cashflow will be generated in amounts sufficient to maintain the required level of overcollateralization.  There can be no assurance as to the rate at which the Certificate Principal Balances of the certificates entitled to principal will be reduced, and there can be no assurance that Realized Losses will not be allocated to the Mezzanine Certificates.  However, excess interest payments from the cap and overcollateralization are intended to absorb Realized Losses prior to the allocation of any such Realized Losses to the Mezzanine Certificates.  See “—Allocation of Losses” below.

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be paid in the following amounts and order of priority:

(i)            to the holders of the class or classes of Floating Rate Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, without taking into account amounts, if any, received under the cap contract, distributable as part of the Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii)           sequentially, to the holders of the Class M-[__] Certificates, the Class M-[__] Certificates and the Class M-[__] Certificates, in that order, in each case up to the related Interest Carry Forward Amount related to such class for such distribution date;

(iii)           sequentially, to the holders of the Class M-[__] Certificates, the Class M-[__] Certificates and the Class M-[__] Certificates, in that order, in each case up to the related Allocated Realized Loss Amount for such class for such distribution date;

(iv)           to the Net WAC Rate Carryover Reserve Account, the aggregate of any Net WAC Rate Carryover Amounts for the Floating Rate Certificates, without taking into account amounts, if any, received under the cap contract;

(v)           to the holders of the Class CE Certificates as provided in the pooling and servicing agreement; and

(vi)           to the holders of the Residual Certificates, any remaining amounts; provided that if such distribution date is the distribution date immediately following the expiration of the latest prepayment charge term or any distribution date thereafter, then any such remaining amounts will be distributed first, to the holders of the Class P Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and second, to the holders of the Residual Certificates.

In the event that Realized Losses are incurred on the mortgage loans, such Realized Losses could result in an overcollateralization deficiency since such Realized Losses would reduce the principal balance of the mortgage loans without a corresponding reduction to the aggregate Certificate Principal Balance of the Floating Rate Certificates.  In such event, the pooling and servicing agreement will require the distribution from Net Monthly Excess Cashflow, if any, of an amount equal to the Overcollateralization Increase Amount, which will constitute a principal distribution on the Floating Rate Certificates in reduction of the Certificate Principal Balances thereof in order to eliminate such overcollateralization deficiency.  This will have the effect of accelerating the amortization of the Floating Rate Certificates relative to the amortization of the mortgage loans, and of increasing the Overcollateralized Amount.

In the event that the Overcollateralized Amount exceeds the Overcollateralization Target Amount on any distribution date, the pooling and servicing agreement will provide that a portion of the Principal Remittance Amount on such distribution date be distributed to the holders of the Class CE Certificates pursuant to the priorities set forth above.  This will have the effect of decelerating the amortization of the Floating Rate Certificates relative to the amortization of the mortgage loans, and of reducing the Overcollateralized Amount.

On the Closing Date, the trust administrator will establish the Net WAC Rate Carryover Reserve Account from which distributions in respect of Net WAC Rate Carryover Amounts on the Floating Rate Certificates will be made.  The Net WAC Rate Carryover Reserve Account will be an asset of the issuing entity but not of any REMIC.  On each distribution date, after making the distributions and allocations of the last of the Available Distribution Amount for such distribution date as described above, the trust administrator will withdraw from the Net WAC Rate Carryover Reserve Account, to the extent of the amount then on deposit therein, the aggregate of any Net WAC Rate Carryover Amounts for the Floating Rate Certificates for such distribution date and will distribute such amounts to the holders of such classes of certificates in the following amounts and order of priority:

 (i)           concurrently, to the Class A Certificates, on a pro rata basis based on the Certificate Principal Balance for each such class prior to any distributions of principal on such distribution date and then on a pro rata basis based on any remaining Net WAC Rate Carryover Amount for each such class; and

(ii)           sequentially, to the Class M-[__] Certificates, the Class M-[__] Certificates and the Class M-[__] Certificates.

On each distribution date, the trust administrator will withdraw from the certificate account all amounts representing prepayment charges in respect of the mortgage loans received during the related Prepayment Period and will distribute these amounts to the holders of the Class P Certificates.

[If the potential liability of any credit enhancement provider is greater than 10%, provide applicable disclosure as outlined in Item 1114(b)(1) and (2) of Regulation AB].

Cap Contract

On the closing date, the trustee will enter into a cap contract.  Pursuant to the cap contract, [______________________________________] (together with any successor, the “Counterparty” or “Cap Provider”) will agree to pay to the issuing entity a monthly payment in an amount equal to the product of: (1) for the distribution date in [_______] through the distribution date in [_______], the excess, if any, of one-month LIBOR (as defined in the cap contract) over the rate set forth in Annex IV, (2) the notional amount for the related Interest Accrual Period set forth in Annex IV; and (3) a fraction, the numerator of which is the actual number of days in the related Interest Accrual Period, and the denominator of which is 360.  The notional amount declines in accordance with a schedule set forth in Annex IV.

On each distribution date beginning with the distribution date in [_______], the trust administrator pursuant to a Cap Administration Agreement (as further described below), will deposit into the cap account certain amounts, if any, received from the Cap Provider from which distributions in respect of Interest Carry Forward Amounts, Net WAC Rate Carryover Amounts, amounts necessary to maintain the applicable Overcollateralization Target Amount and Allocated Realized Loss Amounts on the Mezzanine Certificates will be made.  The Cap Account will be an asset of the issuing entity but not of any REMIC.

[To the extent that the significance percentage of the cap contract is 10% or more, provide descriptive information and financial information meeting the requirements of Item 1115(b)(1) and (2)].

[Insert additional language as may be required by Item 1115(a)(4) of Regulation AB].

The Cap Provider

[Insert Cap Provider info]

The Cap Administration Agreement and Cap Account

The cap contract will be administered by Citibank, as Cap Administrator pursuant to a cap administration agreement (the “Cap Administration Agreement”).  Any payments made by the Cap Provider to the cap account will be distributed in accordance with the Cap Administration Agreement.  Beginning on the distribution date in [_______] and on or prior to the distribution date in [__________], the trust administrator will be required to deposit into the cap account an amount equal to any remaining and unpaid Interest Carry Forward Amounts, Net WAC Rate Carryover Amounts, Allocated Realized Loss Amounts and amounts necessary to maintain the Overcollateralization Target Amount on the Floating Rate Certificates, up to the payment received from the Cap Provider.  Any excess amounts remaining in the cap account will be paid to the seller or its designee.

On each distribution date, to the extent required, following the distribution of the Net Monthly Excess Cashflow as described in “—Excess Interest and Overcollateralization” in this prospectus supplement and withdrawals from the Net WAC Rate Carryover Reserve Account, amounts will be withdrawn from the cap account by the Cap Administrator and distributed to the Floating Rate Certificates in the following order of priority:

first, concurrently, to each class of Class A Certificates, the related Senior Interest Distribution Amount remaining undistributed after the distributions of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount, on a pro rata basis based on such respective remaining Senior Interest Distribution Amount, second, to the holders of the class or classes of certificates then entitled to receive distributions in respect of principal, in an amount necessary to maintain the Overcollateralization Target Amount after taking into account distributions made pursuant to clause (i) under “—Excess Interest and Overcollateralization;”

third, sequentially, to the Class M-[__] Certificates, the Class M-[__] Certificates and the Class M-[__] Certificates, in that order, the related Interest Distribution Amount and Interest Carry Forward Amount, to the extent remaining undistributed after the distributions of the Group I Interest Remittance Amount, the Group II Interest Remittance Amount and the Net Monthly Excess Cashflow;

fourth, sequentially to the Class M-[__] Certificates, the Class M-[__] Certificates and the Class M-[__] Certificates, in that order, in each case up to the related Allocated Realized Loss Amount related to such certificates for such distribution date remaining undistributed after distribution of the Net Monthly Excess Cashflow;

fifth, concurrently, to each class of Class A Certificates, the related Net WAC Rate Carryover Amount, to the extent remaining undistributed after distributions are made from the Net WAC Rate Carryover Reserve Account, on a pro rata basis based on the Certificate Principal Balance for each such Class prior to any distributions of principal on such Distribution Date and then on a pro rata basis based on such respective Net WAC Rate Carryover Amounts remaining; and

sixth, sequentially, to the Class M-[__] Certificates, the Class M-[__] Certificates and the Class M-[__] Certificates, in that order, the related Net WAC Rate Carryover Amount, to the extent remaining undistributed after distributions are made from the Net WAC Rate Carryover Reserve Account.

Allocation of Losses

Any Realized Losses on the mortgage loans will be allocated on any distribution date first, to Net Monthly Excess Cashflow, second, to payments received under the cap contract, third, to the Class CE Certificates, until the Certificate Principal Balance of the Class CE Certificates has been reduced to zero and fourth, to each class of Mezzanine Certificates in reverse numerical order until the certificate principal balance of each such class has been reduced to zero.  The pooling and servicing agreement will not permit the allocation of Realized Losses to the Class A Certificates or the Class P Certificates.  Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to these certificates, under certain loss scenarios there may not be enough interest and principal received or advanced on the mortgage loans to distribute to the Class A Certificates all interest and principal amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such certificates will no longer accrue interest and such amounts will not be reinstated thereafter (except in the case of Subsequent Recoveries). However, Allocated Realized Loss Amounts may be distributed to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow, according to the priorities set forth under “—Overcollateralization Provisions” above or from the Cap Account, according to the priorities set forth under “—Cap Contract.”

Any allocation of a Realized Loss to a certificate will be made by reducing the Certificate Principal Balance of that certificate by the amount so allocated as of the distribution date in the month following the calendar month in which the Realized Loss was incurred.

P&I Advances

If the scheduled payment on a mortgage loan which was due during the related Due Period is delinquent, the servicer will remit to the trust administrator on the servicer remittance date an amount equal to such delinquency, except to the extent the servicer determines any such advance to be nonrecoverable from future payments on the mortgage loan for which such advance was made. These advances are referred to in this prospectus supplement as “P&I Advances.” Subject to the foregoing, P&I Advances will be made by the servicer until the time set forth in the pooling and servicing agreement. Failure by the servicer to remit any required P&I Advance, which failure goes unremedied beyond any applicable cure period under the pooling and servicing agreement, will constitute an event of default under the pooling and servicing agreement. Shortfalls in interest collection arising from the application of the Relief Act or any state law providing for similar relief will generally not be covered by any P&I Advances.  If the servicer fails to make any required P&I Advance, the trust administrator will be obligated to make such P&I Advance to the extent provided in the pooling and servicing agreement.  The servicer will not advance the balloon payment with respect to any balloon mortgage loan.  In the event that a defaulted mortgage loan is modified by the servicer in accordance with the terms of the pooling and servicing agreement, the servicer is entitled to reimbursement from amounts in the collection account at the time of such modification for any outstanding P&I Advances or servicing advances made by the servicer with respect to the mortgage loans as set forth in the pooling and servicing agreement.

The purpose of making such P&I Advances is to maintain a regular cash flow to the certificateholders, rather than to guarantee or insure against losses.

Pursuant to the pooling and servicing agreement, the servicer may reimburse itself for P&I Advances from the borrower of the related mortgage loan to the extent permitted by such loan, from the liquidation proceeds realized upon the liquidation of the related mortgaged property and, if the advance is a nonrecoverable advance, as reasonably determined by the servicer, or if a mortgage loan for which there is an outstanding advance becomes subject to a modification, from collections on all the mortgage loan, in each case prior to any payments to the certificateholders.  See “Description of the Securities—Advances in Respect of Delinquencies” in the prospectus.

The pooling and servicing agreement provides that the trust administrator on behalf of the issuing entity, or the servicer, may enter into a facility with any person which provides that such person (an “Advancing Person”) may fund P&I Advances and/or servicing advances, although no such facility will reduce or otherwise affect the servicer's obligation to fund such P&I Advances and/or servicing advances.  Any P&I Advances and/or servicing advances made by an Advancing Person will be reimbursed to the Advancing Person in the same manner as reimbursements would be made to the servicer.  In addition, the servicer may pledge its servicing rights under the pooling and servicing agreement to one or more lenders.

Reports to Certificateholders

The trust administrator will generate, based on information received from the servicer, the monthly statements discussed in the prospectus under “Description of the Securities—Reports to Securityholders,” which will include information as to the outstanding Certificate Principal Balance of each class of the offered certificates and the status of the applicable form of credit enhancement.  The trust administrator will make each monthly statement and, at its option, any additional files containing the same information in an alternative format, available each month via the trust administrator’s internet website.  Assistance in using the website can be obtained by calling [_______] Agency & Trust department at [_______].  Parties that are unable to use the above distribution options are entitled to have a paper copy mailed to them via first class mail by calling Citibank’s Agency & Trust department and indicating such.  The trust administrator will have the right to change the way statements are distributed in order to make such distribution more convenient and/or more accessible the recipients thereof, and the trust administrator will provide timely and adequate notification regarding any such changes.

The primary source of information available to investors concerning the Class A and Mezzanine Certificates will be the monthly reports made available via the Trustee’s internet website at [_________], which will include information as to the outstanding Certificate Principal Balance of the Class A and Mezzanine Certificates and the status of the applicable form of credit enhancement.  Additionally, such reports will also be filed on Form 10-D as necessary.  Also, investors may read any Form 10-D, Form 10-K or Form 8-K at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549.  Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also makes any such materials filed electronically available at the following website: http://www.sec.gov.

Any Form 10-D, Form 10-K or Form 8-K will be filed on behalf of the Issuing Entity will be signed by the Depositor.

The filing of Form 10-D, Form 10-K and Form 8-K will include such information as all amounts due on the mortgage loans during the related due period, amount of distributions to certificateholders to reduce the principal owed to each class, as well as other factors that may be other information which may be required to comply with Item 1118(b)(1) of Regulation AB.

THE SERVICER

The information set forth in the following paragraphs has been provided by the servicer.

[Information to be provided by the Servicer in accordance with §229.1108 of Regulation AB].

POOLING AND SERVICING AGREEMENT

General

The certificates will be issued pursuant to the pooling and servicing agreement, dated as of [_______], among the depositor, the servicer, the trust administrator and the trustee, a form of which is filed as an exhibit to the registration statement.  A current report on Form 8-K relating to the certificates containing a copy of the pooling and servicing agreement as executed will be filed by the depositor with the Securities and Exchange Commission simultaneously with or prior to the filing of this prospectus supplement.  The issuing entity created under the pooling and servicing agreement will consist of (i) all of the depositor’s right, title and interest in and to the mortgage loans, the related mortgage notes, mortgages and other related documents; (ii) all payments on or collections in respect of the mortgage loans due after the cut-off date, together with any proceeds thereof; (iii) any mortgaged properties acquired on behalf of certificateholders by foreclosure or by deed-in-lieu of foreclosure, and any revenues received thereon; (iv) the rights of the trustee under all insurance policies required to be maintained pursuant to the pooling and servicing agreement; (v) the right to any payment under the cap contract; and (vi) the rights of the depositor under the mortgage loan purchase agreement pursuant to which the depositor acquired the mortgage loans from the seller.

Reference is made to the prospectus for important information in addition to that set forth in this prospectus supplement regarding the issuing entity, the terms and conditions of the pooling and servicing agreement and the offered certificates.  The depositor will provide to a prospective or actual certificateholder without charge, on written request, a copy, without exhibits, of the pooling and servicing agreement.  Requests should be addressed to the Secretary, Citigroup Mortgage Loan Trust Inc., 390 Greenwich Street, 6th Floor, New York, New York 10013.

Assignment of the Mortgage Loans

Pursuant to one or more sale agreements, the originator sold the mortgage loans originated by it, directly or indirectly, without recourse, to the seller.  Pursuant to an assignment and recognition agreement, the seller will sell, transfer, assign, set over and otherwise convey the mortgage loans, without recourse, to the depositor on the closing date.  Pursuant to the pooling and servicing agreement, the depositor will sell, transfer, assign, set over and otherwise convey all of the mortgage loans, without recourse, to the trustee, for the benefit of the certificateholders, on the closing date.

The depositor will deliver or cause to be delivered to the trustee, or to a custodian on behalf of the trustee, with respect to each mortgage loan, among other things: the mortgage note endorsed in blank, the original mortgage with evidence of recording indicated thereon and an assignment of the mortgage in blank.

The assignments of mortgage will not be recorded in the offices for real property records, except as set forth in the pooling and servicing agreement.

Pursuant to a related assignment and recognition agreement, the originator and/or the seller made and/or will make certain representations and warranties relating to, among other things, certain characteristics of the mortgage loans.  Subject to certain limitations contained in the related assignment and recognition agreement, the originator or the seller will be obligated to repurchase or substitute a similar mortgage loan for any mortgage loan as to which there exists uncured deficient documentation or an uncured breach of any such representation or warranty, if such document deficiency or breach of any such representation or warranty materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan.

The seller will sell, and the originator sold, the mortgage loans without recourse and neither the seller nor any originator will have any obligation with respect to the certificates, other than the cure, repurchase or substitution obligations described above and certain limited indemnification obligations.  The depositor will not make any loan level representations and warranties and will not therefore have any cure, repurchase or substitution obligations with respect to any loan level representation or warranty.

The assignments of mortgage will not be recorded in the offices for real property records, except as set forth in the pooling and servicing agreement.

The seller will make the following representations and warranties regarding each of the mortgage loans:

[List of mortgage loan representations and warranties provided by the seller]

The Trustee

[                ], [a national banking association?- state form of organization], will act as Trustee for the Certificates pursuant to the Pooling and Servicing Agreement. The Trustee’s offices for notices under the Pooling and Servicing Agreement are located at [       insert    address        ].

[Information to be provided by the Trustee in accordance with §229.1109 of Regulation AB].

The Trustee has served as a trustee for asset-backed securities involving similar pool of assets since [              ] involving [         ] transactions.

The Trustee will perform certain administrative functions with respect to the certificates, such as making distributions to certificateholders, calculating one-month LIBOR, distributing reports concerning the distribution and performance of the Mortgage Loans and other functions described throughout this prospectus supplement and base prospectus.  The Trustee will also act as initial paying agent and certificate registrar.  The Trustee, in performing its duties under the Pooling and Servicing Agreement, will act on behalf of the Issuing Entity in connection with any third-party contracts.

The principal compensation to be paid to the Trustee in respect of its obligations under the Pooling and Servicing Agreement will be equal to any interest or other income earned on funds held in the distribution account as provided in the Pooling and Servicing Agreement and the Trustee Fee.  The Trustee Fee is payable monthly and accrues at the Trustee Fee Rate of [       ]% per annum on the aggregate principal balance of the Mortgage Loans.

The issuing entity will provide certain indemnifications to the trustee which may reduce amounts otherwise distributable to certificateholders.

The Trust Administrator

[Information to be provided by the Trust Administrator in accordance with §229.1109 of Regulation AB].

[_______], a [_______], referred to in this prospectus supplement as [_______] or the Trust Administrator, will act as trust administrator for the certificates pursuant to the pooling and servicing agreement.  The trust administrator will perform certain administrative functions on behalf of the trustee.  The trust administrator’s offices for notices under the pooling and servicing agreement are located [_______], Attention: [_______], and its telephone number is [_______].

In the event the servicer defaults in the performance of its obligations pursuant to the terms of the pooling and servicing agreement prior to the appointment of a successor, the trust administrator will be obligated to perform such obligations until a successor servicer is appointed.

The principal compensation to be paid to the trust administrator in respect of its obligations under the pooling and servicing agreement will be equal to certain investment earnings on the amounts on deposit in the certificate account.

The issuing entity will provide certain indemnifications to the trust administrator which may reduce amounts otherwise distributable to certificateholders.

Limitations on Liability and Indemnification of the Trustee, the Trust Administrator and any Custodian

The pooling and servicing agreement will provide that the trustee, the trust administrator and any director, officer, employee or agent of the trustee or the trust administrator will be indemnified by the issuing entity and will be held harmless against any loss, liability or expense (not including expenses, disbursements and advances incurred or made by the trustee or the trust administrator, as applicable, including the compensation and the expenses and disbursements of such party’s agents and counsel, in the ordinary course of such party’s performance in accordance with the provisions of the pooling and servicing agreement) incurred by the trustee or the trust administrator, as applicable, arising out of or in connection with the acceptance or administration of its obligations and duties under the pooling and servicing agreement, other than any loss, liability or expense (i) resulting from a breach of the servicer’s obligations and duties under the pooling and servicing agreement, for which the trustee or the trust administrator, as applicable, is indemnified by the servicer under the pooling and servicing agreement or (ii) incurred by reason of willful misfeasance, bad faith or negligence of the trustee or the trust administrator, as applicable, in the performance of its duties under the pooling and servicing agreement or by reason of the reckless disregard by the trustee or the trust administrator, as applicable, of its obligations and duties under the pooling and servicing agreement or as a result of a breach by the trustee or the trust administrator, as applicable, of certain of its obligations or covenants under the pooling and servicing agreement with respect to REMIC administration or REMIC protection.  The pooling and servicing agreement will provide that amounts owing from the issuing entity to the trustee or the trust administrator in respect of the foregoing indemnification may be withdrawn and paid to the trustee or the trust administrator, as applicable, prior to the making of distributions to certificateholders.  In addition, any custodian of the mortgage files will be indemnified by the issuing entity to the same degree as the trustee or the trust administrator would be indemnified as described above were it performing custodian functions itself pursuant to the pooling and servicing agreement.  Furthermore, to the extent set forth in the pooling and servicing agreement, the servicer will be entitled to be indemnified by the issuing entity against losses, liabilities or expenses incurred in connection with legal actions relating to the pooling and servicing agreement.

Removal of the Trustee and the Trust Administrator

If at any time the trustee or trust administrator becomes ineligible in accordance with the provisions of the Pooling and Servicing Agreement and fails to resign after written request by the depositor or the NIMS Insurer, if any, or if at any time the trustee or trust administrator becomes incapable of acting, or is adjudged bankrupt or insolvent, or a receiver of the trustee or trust administrator of its respective property is appointed, or any public officer takes charge or control of the trustee or trust administrator or of its respective property or affairs for the purpose of rehabilitation, conservation or liquidation, then the depositor, the master servicer or the NIMS Insurer, if any, may remove the trustee or trust administrator, as applicable, and appoint a successor trustee or trust administrator acceptable to the NIMS Insurer, if any, by written instrument, in duplicate, which instrument will be delivered to the removed trustee or trust administrator, as applicable, and to the successor trustee or trust administrator.  A copy of such instrument will be delivered to the certificateholders and the master servicer by the depositor.

The certificateholders entitled to at least 51% of the voting rights or the NIMS Insurer, if any,  upon failure of the trustee or trust administrator to perform its obligations may at any time remove the trustee or trust administrator, as applicable, and appoint a successor trustee or trust administrator acceptable to the NIMS Insurer, if any, by written instrument or instruments, in triplicate, signed by such holders or their attorneys-in-fact duly authorized, one complete set of which instruments will be delivered to the depositor, one complete set to the removed trustee or trust administrator, as applicable, and one complete set to the appointed successor.  A copy of such instrument will be delivered to the certificateholders and the master servicer by the depositor.

Upon satisfaction of certain conditions as specified in the Pooling and Servicing Agreement, the trustee or trust administrator may resign from its duties under the Pooling and Servicing Agreement.  Any resignation or removal of the trustee or trust administrator and appointment of a successor trustee or trust administrator will not become effective until acceptance of appointment by the successor trustee or trust administrator.

The Credit Risk Manager

[_______], a [_______], as credit risk manager for the issuing entity will monitor the performance of the servicer, and make recommendations to the servicer regarding certain delinquent and defaulted mortgage loans and will report on the performance of such mortgage loans, pursuant to a credit risk management agreement to be entered into by the credit risk manager and the servicer on or prior to the closing date. The credit risk manager will rely upon mortgage loan data that is provided to it by the servicer in performing its advisory and monitoring functions. The credit risk manager will be entitled to receive the credit risk manager fee until the termination of the issuing entity or until its removal by a vote of at least 66 2/3% of the certificateholders. Such fee will be paid by the issuing entity and will be equal to a per annum percentage of the then current aggregate principal balance of the mortgage loans.

Servicing of the Mortgage Loans

General

The servicer will service and administer the mortgage loans on behalf of the trustee and in the best interests of and for the benefit of the certificateholders (as determined by the servicer in its reasonable judgment) in accordance with the terms of the pooling and servicing agreement, giving due consideration to customary and usual standards of practice of prudent mortgage lenders and loan servicers administering similar mortgage loans. The servicer will also seek to maximize the timely and complete recovery of principal and interest on the mortgage notes. Subject to the servicing standards and the terms of the pooling and servicing agreement, the servicer will have full power and authority, acting alone or through sub-servicers, to do or cause to be done any and all things in connection with such servicing and administration which it may deem necessary or desirable.

Notwithstanding the foregoing, in the event that any mortgage loan is in default or, in the judgment of the servicer , such default is reasonably foreseeable, the servicer, consistent with the standards set forth in the pooling and servicing agreement, may (i) waive, modify or vary any term of such mortgage loan (including capitalization modifications or modifications that change the mortgage rate, forgive the payment of principal or interest or extend the final maturity date of such mortgage loan; provided that the final maturity date for any such modified Mortgage Loan shall not exceed the latest possible maturity date with respect to the certificates, (ii) accept payment from the related Mortgagor of an amount less than the stated principal balance in final satisfaction of such Mortgage Loan (such payment, a “Short Pay-off”) or (iii) consent to the postponement of strict compliance with any such term or otherwise grant indulgence to any mortgagor, if in the servicer’s determination such waiver, modification, postponement, Short Pay-off or indulgence is not materially adverse to the interests of the certificateholders (taking into account any estimated Realized Loss that might result absent such action).

[The Servicer will modify delinquent mortgage loans or mortgage loans for which default is reasonably forseeable in accordance with HAMP; provided, that, the Servicer will have the discretion under the pooling and servicing Agreement to enter into non-HAMP modifications of such mortgage loans, to the extent such non-HAMP modifications will maximize collection on the mortgage loans.  For mortgage loans that are not HAMP-eligible, the servicer will use streamlined modification procedures which are similar to HAMP to modify such mortgage loans.]

In instances in which a mortgage loan is in default, the trustee or the servicer may, on behalf of the issuing entity, sell such defaulted mortgage loan at fair market value in order to maximize collections for the transaction.

Servicing and Other Compensation and Payment of Expenses

The servicer will be entitled to receive a fee as compensation for its servicing activities under the pooling and servicing agreement equal to the servicing fee rate multiplied by the scheduled principal balance of each mortgage loan as of the due date in the month preceding the month in which such distribution date occurs.  The Servicing Fee Rate for each mortgage loan will be determined as described in the definition of Servicing Fee Rate under “Description of the Certificates—Glossary” in this prospectus supplement.

As additional servicing compensation, the servicer may be entitled to retain all assumption fees, tax service fees and late payment charges, all to the extent collected from mortgagors and as provided in the pooling and servicing agreement.  The servicer will also be able to retain incentive fees payable to the servicer in connection with the modification of a mortgage loan.  The servicer is entitled to retain these amounts from collections on all the mortgage loans prior to any payments to the certificateholders.  In addition, the servicer will be entitled to prepayment interest excess as provided in the pooling and servicing agreement.

The servicer will pay all related expenses incurred in connection with its servicing responsibilities, subject to limited reimbursement as described in the pooling and servicing agreement.

The servicer is obligated to offset any Prepayment Interest Shortfall in respect of certain prepayments of mortgage loans, to the extent set forth in the pooling and servicing agreement.

The servicer is obligated to pay certain insurance premiums and certain ongoing expenses associated with the mortgage loans incurred by the servicer in connection with its responsibilities under the pooling and servicing agreement, and is entitled to reimbursement therefor as provided in the pooling and servicing agreement.  See “Description of the Securities—Retained Interest; Servicing or Administration Compensation and Payment of Expenses” in the prospectus for information regarding expenses payable by the servicer and “Federal Income Tax Consequences” in this prospectus regarding certain taxes payable by the trust administrator.

Events of Default and Removal of Servicer or Master Servicer

The circumstances under which the servicer or master servicer may be removed are set forth under “Description of the Securities—Events of Default” in the prospectus.

In the event of an Event of Default regarding the servicer, the master servicer will become the successor servicer under the Pooling and Servicing Agreement and in the event of an Event of Default regarding the master servicer, the trustee will become the successor master servicer under the Pooling and Servicing Agreement (or, the trustee may, if it shall be unwilling to continue to so act, or shall, if it is unable to so act, petition a court of competent jurisdiction to appoint any established housing and home finance institution servicer, master servicer, servicing or mortgage servicing institution having a net worth of not less than $15,000,000 and meeting such other standards for a successor master servicer as are set forth in the Pooling and Servicing Agreement).

The trustee or trust administrator will be required to notify certificateholders and the rating agencies of any event of a default by the servicer or master servicer actually known to a responsible officer of the trustee or trust administrator, and of the appointment of any successor servicer or master servicer.

All reasonable servicing transfer costs will be paid by the predecessor servicer or master servicer, as applicable, upon presentation of reasonable documentation of such costs, and if such predecessor servicer or master servicer defaults in its obligation to pay such costs, such costs shall be paid by the successor servicer or master servicer or the trustee (in which case the successor servicer, master servicer or the trustee, as applicable, shall be entitled to reimbursement therefor from the assets of the issuing entity).

Voting Rights

At all times, 98% of all voting rights will be allocated among the holders of the Floating Rate Certificates and the Class CE Certificates in proportion to the then outstanding Certificate Principal Balances of their respective certificates, 1% of all voting rights will be allocated to the holders of the Class P Certificates in proportion to the then outstanding Certificate Principal Balances of their respective certificates and 1% of all voting rights will be allocated among the holders of the Residual Certificates, in each case in proportion to the percentage interests in such classes evidenced by their respective certificates.

Termination

The servicer, will have the right to purchase all of the mortgage loans and any REO properties on any distribution date once the aggregate principal balance of the mortgage loans and REO properties at the time of purchase is reduced to less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date.  If such option is exercised, such election will effect both the termination of the issuing entity and the early retirement of the certificates.  In the event such option is exercised, the purchase price payable in connection therewith generally will be equal to the greater of (i) the aggregate stated principal balance of the mortgage loans and the fair market value of any REO properties, plus accrued interest for each mortgage loan at the related mortgage rate to but not including the first day of the month in which the purchase price is distributed, together with any amounts due to the servicer for any unreimbursed servicing advances and (ii) the aggregate fair market value of all of the assets in the issuing entity.  However, this option may only be exercised if the termination price is sufficient to pay all interest accrued on, as well as amounts necessary to retire the principal balance of, any net interest margin securities to be issued by a separate trust and secured by all or a portion of the Class CE Certificates and Class P Certificates.  In the event such option is exercised, the portion of the purchase price allocable to the certificates of each class will be, to the extent of available funds:

•	in the case of each class of certificates, 100% of the then outstanding Certificate Principal Balance thereof, plus
•
in the case of each class of certificates, one month’s interest on the then outstanding Certificate Principal Balance thereof at the then applicable pass-through rate for that class and any previously accrued but unpaid interest thereon.

In no event will the issuing entity created by the pooling and servicing agreement continue beyond the expiration of 21 years from the death of the survivor of the persons named in the pooling and servicing agreement.  See “Description of the Securities—Termination” in the prospectus.

Amendment of the Pooling and Servicing Agreement

The Pooling and Servicing Agreement may be amended from time to time by the depositor, the Master Servicer and the Trustee with the consent of the NIMS Insurer, if any, and without the consent of the Certificateholders in order to: (i) cure any ambiguity or defect, (ii) correct, modify or supplement any provisions (including to give effect to the expectations of certificateholders) or (iii) make any other provisions with respect to matters or questions arising under the Pooling and Servicing Agreement, provided that such action will not adversely affect the interests of the certificateholders evidenced by an opinion of counsel or confirmation from the Rating Agencies that such amendment will not result in the reduction or withdrawal of the rating of any outstanding Class of Certificates.

The Pooling and Servicing Agreement may also be amended from time to time by the Depositor, the Master Servicer, the NIMS Insurer and the Trustee with the consent of the NIMS Insurer and the certificateholders entitled to at least 66% of the voting rights for the purpose of either adding, changing, or eliminating any provisions of the Pooling and Servicing Agreement or of modifying the rights of the certificateholders; however, no such amendment may: (i) reduce the amount of, or delay the timing of, payments received on Mortgage Loans or (ii) adversely affect in any material respect the interests of the certificateholders.

None of the Depositor, the Master Servicer nor the Trustee may enter into an amendment of the Pooling and Servicing Agreement that would significantly change the permitted activities of the Issuing Entity without the consent of the NIMS Insurer, if any, and the certificateholders that represent more than 50% of the aggregate Certificate Principal Balance of all Certificates.  Promptly after the execution of any amendment the Trustee will furnish a copy of such amendment to each certificateholder.

Evidence as to Compliance

Notwithstanding anything in the prospectus to the contrary, the Pooling and Servicing Agreement will generally provide that on or before March 15, 2007, each party participating in the servicing function will provide to the depositor and the trust administrator a report on an assessment of compliance with the minimum servicing criteria established in Item 1122(a) of Regulation AB (the “AB Servicing Criteria”).  The AB Servicing Criteria include specific criteria relating to the following areas: general servicing considerations, cash collection and administration, investor remittances and reporting, and pool asset administration.  Such report will indicate that the AB Servicing Criteria were used to test compliance on a platform level basis and will set out any material instances of noncompliance.

The Pooling and Servicing Agreement will also provide that each party responsible for the servicing function will deliver along with its report on assessment of compliance, an attestation report from a firm of independent public accountants on the assessment of compliance with the AB Servicing Criteria.

FEDERAL INCOME TAX CONSEQUENCES

One or more elections will be made to treat designated portions of the issuing entity (exclusive of the Net WAC Rate Carryover Reserve Account, the Cap Account and the Cap Contract) as a real estate mortgage investment conduit, or REMIC, for federal income tax purposes.  Upon the issuance of the offered certificates, Sonnenschein Nath & Rosenthal LLP, counsel to the depositor, will deliver its opinion generally to the effect that, assuming compliance with all provisions of the pooling and servicing agreement, for federal income tax purposes, each REMIC created under the pooling and servicing agreement will qualify as a REMIC under Sections 860A through 860G of the Code.

For federal income tax purposes, (i) the Residual Certificates will consist of components, each of which will represent the sole class of “residual interests” in related REMICs elected by the issuing entity and (ii) the Certificates other than the Residual Certificates (exclusive of any right to receive payments from the Net WAC Rate Carryover Reserve Account or the Cap Account) will represent ownership of “regular interests” in, and generally will be treated as debt instruments of a REMIC.  See “Federal Income Tax Consequences—REMIC—Classification of REMICs” in the prospectus.

For federal income tax reporting purposes, the Floating Rate Certificates may be treated as having been issued with original issue discount.  The prepayment assumption that will be used in determining the rate of accrual of original issue discount, premium and market discount, if any, for federal income tax purposes will be based on the assumption that, subsequent to the date of any determination, the mortgage loans will prepay at a rate equal to the Prepayment Assumption.  No representation is made that the mortgage loans will prepay at that rate or at any other rate.  See “Federal Income Tax Consequences—REMICs—Taxation of Owners of REMIC Regular Certificates—Original Issue Discount” in the prospectus.

The Internal Revenue Service, or IRS, has issued OID regulations under Sections 1271 to 1275 of the Code generally addressing the treatment of debt instruments issued with original issue discount.

Each holder of a Floating Rate Certificate is deemed to own an undivided beneficial ownership interest in a REMIC regular interest and the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount.  Neither the Net WAC Rate Carryover Reserve Account nor the Cap Account is an asset of any REMIC.

The treatment of amounts received by a holder of a Floating Rate Certificate under such holder’s right to receive the Net WAC Rate Carryover Amount, will depend on the portion, if any, of such holder’s purchase price allocable thereto.  Under the REMIC Regulations, each holder of a Floating Rate Certificate must allocate its purchase price for the Floating Rate Certificate among its undivided interest in the regular interest of the related REMIC and its undivided interest in the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount in accordance with the relative fair market values of each property right.  The trust administrator will, as required, treat payments made to the holders of the Floating Rate Certificates with respect to the Net WAC Rate Carryover Amount, as includible in income based on the regulations relating to notional principal contracts (the “Notional Principal Contract Regulations”).  The OID Regulations provide that the Issuing Entity’s allocation of the issue price is binding on all holders unless the holder explicitly discloses on its tax return that its allocation is different from the Issuing Entity’s allocation.  For tax reporting purposes, the trust administrator may, as required, treat the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of Net WAC Rate Carryover Amounts as having more than a de minimis value.  Upon request, the trust administrator will make available information regarding such amounts as has been provided to it.  Under the REMIC Regulations, the trust administrator is required to account for the REMIC regular interest, the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount as discrete property rights.  Holders of the Floating Rate Certificates are advised to consult their own tax advisors regarding the allocation of issue price, timing, character and source of income and deductions resulting from the ownership of such Certificates.  Treasury regulations have been promulgated under Section 1275 of the Code generally providing for the integration of a “qualifying debt instrument” with a hedge if the combined cash flows of the components are substantially equivalent to the cash flows on a variable rate debt instrument.  However, such regulations specifically disallow integration of debt instruments subject to Section 1272(a)(6) of the Code.  Therefore, holders of the Floating Rate Certificates will be unable to use the integration method provided for under such regulations with respect to those Certificates.  If the trust administrator’s treatment of payments of the Net WAC Rate Carryover Amount is respected, ownership of the right to the Net WAC Rate Carryover Amount will entitle the owner to amortize the price paid for the right to the Net WAC Rate Carryover Amount under the Notional Principal Contract Regulations.

Upon the sale of a Floating Rate Certificate the amount of the sale allocated to the selling certificateholder’s right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount would be considered a “termination payment” under the Notional Principal Contract Regulations allocable to the related Floating Rate Certificate, as the case may be. A holder of a Floating Rate Certificate will have gain or loss from such a termination of the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount equal to (i) any termination payment it received or is deemed to have received minus (ii) the unamortized portion of any amount paid (or deemed paid) by the certificateholder upon entering into or acquiring its interest in the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount.

Gain or loss realized upon the termination of the right to receive payments from the Net WAC Rate Carryover Reserve Account and the Cap Account in respect of the Net WAC Rate Carryover Amount will generally be treated as capital gain or loss.  Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary.

It is possible that the right to receive payments in respect of the Net WAC Rate Carryover Amounts could be treated as a partnership among the holders of the Floating Rate Certificates, in which case holders of such Certificates potentially would be subject to different timing of income and foreign holders of such Certificates could be subject to withholding in respect of any related Net WAC Rate Carryover Amount.  Holders of the Floating Rate Certificates are advised to consult their own tax advisors regarding the allocation of issue price, timing, character and source of income and deductions resulting from the ownership of their Certificates.

With respect to the Floating Rate Certificates, this paragraph is relevant to such Certificates exclusive of the rights of the holders of such Certificates to receive certain payments in respect of the Net WAC Rate Carryover Amount.  The offered certificates may be treated for federal income tax purposes as having been issued with a premium. Certificateholders may elect to amortize such premium under a constant yield method in which case such amortizable premium will generally be allocated among the interest distributions on such certificates and will be applied as an offset against the interest distributions. See “Federal Income Tax Consequences—REMICs—Taxation of Owners of REMIC Regular Certificates—Premium” in the prospectus.

The offered certificates will be treated as assets described in Section 7701(a)(19)(C) of the Code and “real estate assets” under Section 856(c)(4)(A) of the Code, generally in the same proportion that the assets in the related issuing entity would be so treated.  In addition, interest on the offered certificates will be treated as “interest on obligations secured by mortgages on real property” under Section 856(c)(3)(B) of the Code, generally to the extent that the offered certificates are treated as “real estate assets” under Section 856(c)(4)(A) of the Code. The offered certificates (other than the Residual Certificates and exclusive of the right to receive Net WAC Rate Carryover Amounts) also will be treated as “qualified mortgages” under Section 860G(a)(3) of the Code. See “Federal Income Tax Consequences—REMICs—Characterization of Investments in REMIC Certificates” in the prospectus.

It is not anticipated that the REMIC will engage in any transactions that would subject it to the prohibited transactions tax as defined in Section 860F(a)(2) of the Code, the contributions tax as defined in Section 860G(d) of the Code or the tax on net income from foreclosure property as defined in Section 860G(c) of the Code.  However, in the event that any such tax is imposed on the REMIC, the tax will be borne (i) by the trustee, if the trustee has breached its obligations with respect to REMIC compliance under the pooling and servicing agreement, (ii) by the trust administrator, if the trust administrator has breached its obligations with respect to REMIC compliance under the pooling and servicing agreement, (iii) by the servicer, if the servicer has breached it’s obligations with respect to REMIC compliance under the pooling and servicing agreement, or (iv) otherwise by the issuing entity, with a resulting reduction in amounts otherwise distributable to holders of the certificates.  See “Description of the Securities—General” and “Federal Income Tax Consequences —REMICs—Prohibited Transactions Tax and Other Taxes” in the prospectus.

The responsibility for filing annual federal information returns and other reports will be generally borne by the trust administrator. See “Federal Income Tax Consequences—REMICs—Reporting and Other Administrative Matters” in the prospectus.

For further information regarding the federal income tax consequences of investing in the offered certificates, see “Federal Income Tax Consequences—REMICs” in the prospectus.

METHOD OF DISTRIBUTION

Subject to the terms and conditions set forth in the underwriting agreement, dated [_______], the depositor has agreed to sell, and the underwriter has agreed to purchase the offered certificates.  The underwriter is obligated to purchase all offered certificates offered hereby if it purchases any.  The underwriter is an affiliate of the depositor.

Distribution of the offered certificates will be made from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.  Proceeds to the depositor from the sale of the offered certificates, before deducting expenses payable by the depositor, will be approximately [__]% of the aggregate initial Certificate Principal Balance of the offered certificates.  In connection with the purchase and sale of the offered certificates, the underwriter may be deemed to have received compensation from the depositor in the form of underwriting discounts.

The offered certificates are offered subject to receipt and acceptance by the underwriter, to prior sale and to the underwriter’s right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the offered certificates will be made through the facilities of DTC, Clearstream and Euroclear on or about the closing date. The offered certificates will be offered in Europe and the United States of America.

The underwriting agreement provides that the depositor will indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the underwriter may be required to make in respect thereof.

SECONDARY MARKET

There is currently no secondary market for the offered certificates and there can be no assurance that a secondary market for the offered certificates will develop or, if it does develop, that it will continue. The underwriter intends to establish a market in the offered certificates, but is not obligated to do so. The primary source of information available to investors concerning the offered certificates will be the monthly statements discussed in this prospectus supplement under “Description of the Certificates—Reports to Certificateholders,” which will include information as to the outstanding Certificate Principal Balance or Notional Amount of the offered certificates and the status of the credit enhancement.  There can be no assurance that any additional information regarding the offered certificates will be available through any other source. In addition, the depositor is not aware of any source through which price information about the offered certificates will be generally available on an ongoing basis. The limited nature of such information regarding the offered certificates may adversely affect the liquidity of the offered certificates, even if a secondary market for the offered certificates becomes available.

LEGAL OPINIONS

Legal matters relating to the offered certificates will be passed upon for the depositor and the underwriter by Sonnenschein Nath & Rosenthal LLP, New York, New York.

RATINGS

It is a condition to the issuance of the certificates that each class of the offered certificates be rated not lower than the initial rating indicated for such class in the table under “Summary of Prospectus Supplement—Ratings.”

The ratings assigned to mortgage pass-through certificates address the likelihood of the receipt by certificateholders of all distributions to which the certificateholders are entitled. The rating process addresses structural and legal aspects associated with the certificates, including the nature of the mortgage loans.  The ratings assigned to mortgage pass-through certificates do not represent any assessment of the likelihood that principal prepayments will be made by the mortgagors or the degree to which these prepayments will differ from that originally anticipated or the corresponding effect on yield to investors.  The ratings on the offered certificates do not address the likelihood of any recovery of Net WAC Rate Carryover Amounts by holders of such certificates.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  Each security rating should be evaluated independently of any other security rating.  In the event that the ratings initially assigned to the offered certificates are subsequently lowered for any reason, no person or entity is obligated to provide any additional credit support or credit enhancement with respect to the offered certificates.

The depositor has not requested that any rating agency rate the offered certificates other than as stated above. However, there can be no assurance as to whether any other rating agency will rate the offered certificates, or, if it does, what rating would be assigned by any other rating agency. A rating on the offered certificates by another rating agency, if assigned at all, may be lower than the ratings assigned to the offered certificates as described in this section.

The rating agencies have stated that it is their standard policy to monitor ratings on publicly offered securities for which a rating has been provided, as to each Rating Agency rating each class of Offered Certificates in accordance with the Rating Agencies’ particular surveillance policies, unless [__________] Trust [200_-___] requests a rating without surveillance.  A Rating Agency will monitor the rating it issues on an ongoing basis and may update the rating after conducting its regular review of [__________] Trust [200_-___]’s creditworthiness or after conducting a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a change of rating.  The Depositor has not requested that any rating agency not monitor their ratings of the Offered Certificates, and the Depositor has not requested that any rating agency use any monitoring procedures other than their standard monitoring procedures.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  Each security rating should be evaluated independently of any other security rating.  In the event that the ratings initially assigned to any of the Offered Certificates by the Rating Agencies are subsequently lowered for any reason, no person or entity is obligated to provide any additional support or credit enhancement with respect to such Offered Certificates.

[In order to monitor such ratings while the Offered Certificates are outstanding, the [identify responsible party] will [describe arrangement.]]

LEGAL INVESTMENT

The offered certificates will not constitute “mortgage related securities” for purposes of SMMEA.

The depositor makes no representations as to the proper characterization of any class of offered certificates for legal investment or other purposes, or as to the ability of particular investors to purchase any class of offered certificates under applicable legal investment restrictions.  These uncertainties may adversely affect the liquidity of any class of offered certificates.  Accordingly, all institutions whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements or review by regulatory authorities should consult with their legal advisors in determining whether and to what extent any class of offered certificates constitutes a legal investment or is subject to investment, capital or other restrictions.  See “Legal Investment” in the prospectus.

CONSIDERATIONS FOR BENEFIT PLAN INVESTORS

A fiduciary of any ERISA plan, IRA, Keogh plan or government plan, collectively referred to here as “benefit plans,” or any insurance company, whether through its general or separate accounts, or any other person investing benefit plan assets of any benefit plan, should carefully review with its legal advisors whether the purchase or holding of offered certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or Section 4975 of the Code.  The purchase or holding of the offered certificates by or on behalf of, or with benefit plan assets of, a benefit plan may qualify for exemptive relief under the Underwriter’s Exemption, as described under “Considerations for Benefit Plan Investors—Possible Exemptive Relief” in the prospectus.  The Underwriter’s Exemption relevant to the offered certificates was granted by the Department of Labor on April 18, 1991 as PTE 91-23 at 56 F. R. 15,936 and amended on July 21, 1997 as PTE 97-34 at 62 F. R. 39021 and further amended on November 13, 2000 by PTE 2000-58 at 65 F.R. 67765.  The Underwriter’s Exemption was amended further on August 22, 2002 by PTE 2001-41, 67 Fed. Reg. 54487 to permit a trustee to be affiliated with an underwriter despite the restriction in PTE 2000-58 to the contrary.  However, the Underwriter’s Exemption contains a number of conditions which must be met for the exemption to apply, including the requirements that the investing benefit plan must be an “accredited investor” as defined in Rule 501(a)(1) of Regulation D of the Securities and Exchange Commission under the Securities Act and that the offered certificates be rated at least “BBB-” (or its equivalent) by S&P, Moody’s or Fitch, at the time of the benefit plan’s purchase.

Each beneficial owner of a Mezzanine Certificate or any interest therein will be deemed to have represented, by virtue of its acquisition or holding of such certificate or interest therein, that either (i) it is not a benefit plan investor, (ii) it has acquired and is holding the related Mezzanine Certificate or interest therein in reliance on the Underwriter’s Exemption, and that it understands that there are certain conditions to the availability of the Underwriter’s Exemption, including that the applicable Mezzanine Certificate must be rated, at the time of purchase, not lower than “BBB-” (or its equivalent) by Fitch, Moody’s or S&P and that such certificate is so rated or (iii) (1) it is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is an “insurance company general account,” as such term is defined in PTCE 95-60, and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

If any certificate or any interest therein is acquired or held in violation of the conditions described in the preceding paragraph, the next preceding permitted beneficial owner will be treated as the beneficial owner of that certificate, retroactive to the date of transfer to the purported beneficial owner.  Any purported beneficial owner whose acquisition or holding of any such certificate or interest therein was effected in violation of the conditions described in the preceding paragraph will indemnify and hold harmless the depositor, the trustee, the trust administrator, the servicer, any subservicer and the issuing entity from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

Before purchasing an offered certificate, a fiduciary of a benefit plan should itself confirm that the offered certificate constitutes a “security” for purposes of the Underwriter’s Exemption and that the specific and general conditions of the Underwriter’s Exemption and the other requirements set forth in the Underwriter’s Exemption would be satisfied.  Any benefit plan fiduciary that proposes to cause a benefit plan to purchase a certificate should consult with its counsel with respect to the potential applicability to such investment of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code to the proposed investment.  For further information regarding the ERISA considerations of investing in the certificates, see “Considerations for Benefit Plan Investors” in the prospectus.

$[____________]  (Approximate)

Citigroup Mortgage Loan Trust Inc.
Depositor

Citigroup Mortgage Loan Trust Inc.
Asset-Backed Pass-Through Certificates, Series 200_-__

Prospectus Supplement
Dated [____________]

[____________]
Servicer

[____________]
Trust Administrator

Citigroup

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone to provide you with different information.  We are not offering the certificates offered hereby in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus supplement and the accompanying prospectus as of any date other than the dates stated on their cover pages.

Dealers will be required to deliver a prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions.  In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus supplement and prospectus until 90 days following the date of this prospectus supplement.

ANNEX I

GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

Except in certain limited circumstances, the globally offered Citigroup Mortgage Loan Trust, Asset- Backed Pass-Through Certificates, Series 200_-___ will be available only in book-entry form.  The offered certificates are referred to in this Annex I as Global Securities.  Investors in the Global Securities may hold such Global Securities through any of DTC, Clearstream or Euroclear. The Global Securities will be traceable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice (i.e., seven calendar day settlement).  Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations.  Secondary cross-market trading between Clearstream or Euroclear and DTC Participants holding certificates will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear (in such capacity) and as DTC Participants.

Non-U.S. holders (as described below) of Global Securities will be subject to U.S. withholding taxes unless such holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their Relevant Depositary which in turn will hold such positions in their accounts as DTC Participants.

Investors electing to hold their Global Securities through DTC will follow DTC settlement practices. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no “lock-up” or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants. Secondary market trading between DTC Participants will be settled using the procedures applicable to prior mortgage loan asset-backed certificates issues in same-day funds.

Trading between Clearstream and/or Euroclear Participants.  Secondary market trading between Clearstream Participants or Euroclear Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC, Seller and Clearstream or Euroclear Participants.  When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream or Euroclear through a Clearstream Participant or Euroclear Participant at least one business day prior to settlement. Clearstream or Euroclear will instruct the Relevant Depositary, as the case may be, to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of the actual number of days in such accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the Relevant Depositary to the DTC Participant’s account against delivery of the Global Securities. After settlement has been completed, the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream Participant’s or Euroclear Participant’s account. The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the Global Securities are credited to their account one day later. As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream Participants or Euroclear Participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream Participants or Euroclear Participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases, the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although the result will depend on each Clearstream Participant’s or Euroclear Participant’s particular cost of funds. Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for crediting Global Securities to the respective European Depositary for the benefit of Clearstream Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading between Clearstream or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, Clearstream Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant. The seller will send instructions to Clearstream or Euroclear through a Clearstream Participant or Euroclear Participant at least one business day prior to settlement. In these cases Clearstream or Euroclear will instruct the respective Depositary, as appropriate, to credit the Global Securities to the DTC Participant’s account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of the actual number of days in such accrual period and a year assumed to consist to 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of Clearstream Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream Participant’s or Euroclear Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream Participant’s or Euroclear Participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•
borrowing through Clearstream or Euroclear for one day (until the purchase side of the trade is reflected in their Clearstream or Euroclear accounts) in accordance with the clearing system’s customary procedures;

•
borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream or Euroclear account in order to settle the sale side of the trade; or

•
staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream Participant or Euroclear Participant.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of Global Securities holding securities through Clearstream or Euroclear (or through DTC if the holder has an address outside the U.S.) will be subject to the 30% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by U.S. Persons, unless (i) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

Exemption for non-U.S. Persons (Form W-8BEN).  Beneficial owners of Global Securities that are non-U.S. Persons can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding).  If the information shown on Form W-8BEN changes, a new Form W-8BEN must be filed within 30 days of such change.

Exemption for non-U.S. Persons with effectively connected income (Form W-8ECI).  A non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing Form W-8ECI (Certificate of Foreign Person’s Claim for Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

Exemption or reduced rate for non-U.S. Persons resident in treaty countries (Form W-8BEN).  Non-U.S. Persons that are Certificate Owners residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding).  Form W-8BEN may be filed by the Certificate Owners or their agents.

Exemption for U.S. Persons (Form W-9).  U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification).

U.S. Federal Income Tax Reporting Procedure.

The Certificate Owner of a Global Security files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency) the Global Security.  Form W-8BEN and Form W-8ECI are effective until the third succeeding calendar year from the date such form is signed.

The term “U.S. Person” means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes organized in or under the laws of the United States or any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise) or (iii) an estate the income of which is includible in gross income for United States tax purposes, regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the issuing entity and one or more United States persons have authority to control all substantial decisions of the issuing entity.  Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States Persons prior to such date, that elect to continue to be treated as United States persons will also be U.S. Persons.  This summary does not deal with all aspects of U.S. Federal income tax withholding that may be relevant to foreign holders of the Global Securities. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the Global Securities.

ANNEX II

Collateral Characteristics of the Mortgage Loans

Principal Balances of the Mortgage Loans at Origination

Range ($)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
7,600.00-25,000.00
25,000.01-50,000.00
50,000.01-75,000.00
75,000.01-100,000.00
100,000.01-125,000.00
125,000.01-150,000.00
150,000.01-175,000.00
175,000.01-200,000.00
200,000.01-225,000.00
225,000.01-250,000.00
250,000.01-275,000.00
275,000.01-300,000.00
300,000.01-359,650.00
359,650.01-500,000.00
500,000.01-950,000.00
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Range ($)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
7,589.86-25,000.00
25,000.01-50,000.00
50,000.01-75,000.00
75,000.01-100,000.00
100,000.01-125,000.00
125,000.01-150,000.00
150,000.01-175,000.00
175,000.01-200,000.00
200,000.01-225,000.00
225,000.01-250,000.00
250,000.01-275,000.00
275,000.01-300,000.00
300,000.01-359,650.00
359,650.01-500,000.00
500,000.01-947,121.33
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
5.125-5.499
5.500-5.999
6.000-6.499
6.500-6.999
7.000-7.499
7.500-7.999
8.000-8.499
8.500-8.999
9.000-9.499
9.500-9.999
10.000-10.499
10.500-10.999
11.000-11.499
11.500-11.999
12.000-12.499
12.500-12.500
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Original Terms to Stated Maturity of the Mortgage Loans

Original Term (months)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
180
240
300
360
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Remaining Terms to Stated Maturity of the Mortgage Loans

Remaining Term (months)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
168-180
181-240
241-300
301-358
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Original Combined Loan-to-Value Ratios of the Mortgage Loans

Original Combined Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
15.79-25.00
25.01-30.00
30.01-35.00
35.01-40.00
40.01-45.00
45.01-50.00
50.01-55.00
55.01-60.00
60.01-65.00
65.01-70.00
70.01-75.00
75.01-80.00
80.01-85.00
85.01-90.00
90.01-95.00
95.01-100.00
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Original Fully Combined Loan-to-Value Ratios of the Mortgage Loans(3)

Original Fully Combined Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
15.79-25.00
25.01-30.00
30.01-35.00
35.01-40.00
40.01-45.00
45.01-50.00
50.01-55.00
55.01-60.00
60.01-65.00
65.01-70.00
70.01-75.00
75.01-80.00
80.01-85.00
85.01-90.00
90.01-95.00
95.01-100.00
Total
____________________
(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

(3)	The Original Fully Combined Loan-to-Value Ratios of the Mortgage Loans as of the Closing Date will be less than or equal to [___]%.

Occupancy Status of the Mortgage Loans(3)

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
Owner Occupied
Investor
Second Home
Total
___________________
(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

(3)	The occupancy status of a Mortgaged Property is as represented by the mortgagor in its loan application.

Property Types of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
Single Family
Condominium
PUD
Two to Four Family
Total
___________________
(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

(3)	PUD refers to a home or “unit” in a Planned Unit Development.

Purposes of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
Cash-Out Refinance
Purchase
Rate/Term Refinance
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Documentation Types of the Mortgage Loans(3)(4)

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
Full
Full Doc w/12 Months' Bank Statements
Full Doc w/6 Months' Bank Statements
Total
___________________

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

(3)	For a description of the loan programs, see “The Originators” in this prospectus supplement.

(4)
The depositor has recharacterized the originators’ documentation types for consistency purposes.  Each documentation type refers to the documentation and verification as it relates to income-assets-employment.

Geographic Distribution of the Mortgaged Properties of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
California
Maryland
Virginia
Florida
New Jersey
Illinois
Arizona
Wisconsin
Ohio
Pennsylvania
New York
Michigan
Minnesota
Indiana
Georgia
Missouri
Texas
District of Columbia
North Carolina
Washington
Colorado
Connecticut
Tennessee
Nevada
South Carolina
Kansas
Alabama
Iowa
Delaware
Oregon
Kentucky
Rhode Island
New Mexico
Oklahoma
Massachusetts
Montana
Mississippi
Louisiana
Arkansas
Alaska
Utah
South Dakota
West Virginia
New Hampshire
Idaho
Wyoming
Nebraska
Hawaii
North Dakota
Vermont
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Historical Delinquency of the Mortgage Loans Since Origination(3)

Historical Delinquency	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
0 X 30 Days Delinquent
1 X 30 Days Delinquent
2 X 30 Days Delinquent
Total
______________________
(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

(3)	No mortgage loan has incurred a loss since origination and no mortgage loan has been 90 days or more delinquent since origination.

Gross Margins of the Adjustable-Rate Mortgage Loans

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
2.250-2.500
2.501-3.000
3.001-3.500
3.501-4.000
4.001-4.500
4.501-5.000
5.001-5.500
5.501-6.000
6.001-6.500
6.501-7.000
7.001-7.500
7.501-8.000
8.001-8.500
8.501-9.000
9.001-9.475
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Next Adjustment Dates for the Adjustable-Rate Mortgage Loans

Next Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
January 2006 to June 2006
July 2006 to December 2006
January 2007 to June 2007
July 2007 to December 2007
January 2008 to June 2008
July 2008 to December 2008
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Maximum Mortgage Rates of the Adjustable-Rate Mortgage Loans

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
11.125 - 11.500
11.501 - 12.000
12.001 - 12.500
12.501 - 13.000
13.001 - 13.500
13.501 - 14.000
14.001 - 14.500
14.501 - 15.000
15.001 - 15.500
15.501 - 16.000
16.001 - 16.500
16.501 - 17.000
17.001 - 17.500
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Minimum Mortgage Rates of the Adjustable-Rate Mortgage Loans

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
2.250 - 2.500
2.501 - 3.000
3.001 - 3.500
3.501 - 4.000
4.001 - 4.500
4.501 - 5.000
5.001 - 5.500
5.501 - 6.000
6.001 - 6.500
6.501 - 7.000
7.001 - 7.500
7.501 - 8.000
8.001 - 8.500
8.501 - 9.000
9.001 - 9.500
9.501 - 10.000
10.001 - 10.500
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Initial Periodic Rate Caps of the Adjustable-Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
2.000 - 2.500
2.501 - 3.000
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Subsequent Periodic Rate Caps of the Adjustable-Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
1.000
1.500
2.000
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

\
Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
475-499
500-524
525-549
550-574
575-599
600-624
625-649
650-674
675-699
700-724
725-749
750-774
775-799
800-814
Not Available
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
2/28 Hybrid ARM
30 Year Fixed Rate
2/28 Hybrid ARM IO
Fixed Rate 30/15 Balloon
1/29 Hybrid ARM
3/27 Hybrid ARM
15 Year Fixed Rate
3/27 Hybrid ARM IO
30 Year Fixed Rate IO
20 Year Fixed Rate
25 Year Fixed Rate
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Interest-Only Terms of the Mortgage Loans

Original IO Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
24
60
None
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Lien Type on the Mortgage Loans

Lien Type	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
First
Second
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Seasoning of the Mortgage Loans

Seasoning (Months)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
2 - 6
7 - 12
13 - 18
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Prepayment Flag on the Mortgage Loans

Prepayment Flag	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
Has Prepayment Penalty
No Prepayment Penalty
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Prepayment Penalty Terms of the Mortgage Loans

Prepayment Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
1-12
13-24
25-36
37-60
No Prepayment Penalty
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Debt-to Income Ratio of the Mortgage Loans

Debt-to-Income (%)	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
0.00-25.00
25.01-30.00
30.01-35.00
35.01-40.00
40.01-45.00
45.01-50.00
50.01-55.00
55.01-60.00
60.01+
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

Index of the Mortgage Loans

Index	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Combined Loan-to-Value Ratio(1)	Fully Combined Loan-to-Value Ratio(2)	Weighted Average Credit Score
Six-Month LIBOR
One Year CMT
Fixed Rate
Total

(1)	Original Combined Loan-to-Value = Principal Balance at Origination + Senior Lien Balance (as applicable) / property value.

(2)	Fully Combined Loan-to-Value = Principal Balance at Origination + Senior and known Junior Lien Balances (as applicable) / property value.

ANNEX III

Assumed Mortgage Loan Characteristics

Aggregate Principal Balance ($)	Gross Mortgage Rate (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term (months)	Aggregate Principal Balance ($)

Gross Mortgage Rate (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term (months)	Periodic Rate Cap (%)	Original Interest Only Term (months)

ANNEX IV

Cap Schedule

Prospectus Supplement dated [______] (For use with Prospectus dated [______])

$[_______] (Approximate)

Citigroup Mortgage Loan Trust [_________]
Issuing Entity

Asset-Backed Pass-Through Notes, Series [________]

Citigroup Mortgage Loan Trust Inc.
Depositor

[___________]
Sponsor

[___________]
Servicer

You should consider carefully the risk factors beginning on page [__] in this prospectus supplement and page [__] in the prospectus.

The notes represent obligations of the issuing entity only and do not represent an interest in or obligation of the depositor, the servicer or the Sponsor, or any of their affiliates. This prospectus supplement may be used to offer and sell the notes only if accompanied by the base prospectus.

Offered Notes
The issuing entity created for the Series [_____] notes will hold a pool of one- to four-family residential first lien and second lien, fixed-rate and adjustable-rate mortgage loans.  The issuing entity will issue [_____] classes of offered notes. You can find a list of these classes, together with their initial certificate principal balances and pass-through rates, on page [__] of this prospectus supplement.  Credit enhancement for the offered notes will be provided in the form of excess interest, subordination, overcollateralization and a primary mortgage insurance policy.  In addition, the offered notes will have the benefit of certain payments made pursuant to a cap contract and an interest rate swap agreement.  The offered notes will be entitled to monthly distributions beginning in [_____].

Underwriting
[_____], as underwriter, will offer to the public the offered notes at varying prices to be determined at the time of sale.  The proceeds to the depositor from the sale of the offered notes, before deducting expenses, will be approximately [___]% of the aggregate initial certificate principal balance of the offered notes.   See “Method of Distribution” in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered notes or determined that this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The Attorney General of the State of New York has not passed on or endorsed the merits of this offering.  Any representation to the contrary is unlawful.

Citi

Important notice about information presented in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained in this document.  We have not authorized anyone to provide you with different information.

We provide information to you about the offered notes in two separate documents that progressively provide more detail:

•	the accompanying prospectus, which provides general information, some of which may not apply to this series of notes; and

•	this prospectus supplement, which describes the specific terms of this series of notes.

i

SUMMARY OF PROSPECTUS SUPPLEMENT

The following summary is a brief description of the notes offered by this prospectus supplement and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of the offered notes, carefully read this entire prospectus supplement and the entire accompanying prospectus.  Annex I, II and III are incorporated by reference in this prospectus supplement.

Issuing Entity	Citigroup Mortgage Loan Trust [______]. See “The Issuing Entity” herein.

Title of Series	[______________], Series [______].

Closing Date	On or about [______________].

Depositor	Citigroup Mortgage Loan Trust Inc. will sell the mortgage loans to the issuing entity. See “The Depositor” herein.

Originator	[______________], a [______________].

Seller
[______________], a [______________] and a wholly-owned subsidiary of [______________] will sell the mortgage loans to the depositor.  See “The Seller, the Originator and the Servicer” herein.  [Disclose any affiliations or transactions with other transaction parties].

Indenture Trustee	[______________], a [______________], as indenture trustee under the Indenture. See “The Indenture Trustee” herein. [Disclose any affiliations or transactions with other transaction parties].

Owner Trustee
[______________], a [______________], not in its individual capacity but solely as owner trustee under the trust agreement.  See “The Owner Trustee” herein.  [Disclose any affiliations or transactions with other transaction parties].

Servicer
[______________] will act as servicer of the mortgage loans under the servicing agreement. [______________] will subservice the mortgage loans secured by mortgage loans located in certain jurisdictions until [______________] has obtained all requisite licenses from those jurisdictions. See “The Seller, the Originator and the Servicer” herein.  [Disclose any affiliations or transactions with other transaction parties].

Backup Servicer	[______________] See “The Servicing Agreement – The Backup Servicer” herein. [Disclose any affiliations or transactions with other transaction parties].

[Any other transaction party]	[Insert brief description of any other known transaction parties].

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Cut-off Date	The opening of business on [______________].

Payment Dates	The 15th day of each month or, if that day is not a business day, the next business day, commencing in [______________].

Final Stated Maturity Date
The payment date occurring in [______________], with respect to the Class A-1 notes; [______________], with respect to the Class A-2 notes; [______________], with respect to the Class A-3 notes; and [______________], with respect to the Class A-4 notes.

Offered Notes
The notes listed in the immediately following table are being offered by this prospectus supplement.  The notes will represent non-recourse obligations of the issuing entity issued pursuant to the indenture.  Payments on the notes will be secured by a pledge of the trust estate by the issuing entity to the indenture trustee pursuant to the indenture.  The note balance with respect to a class of notes outstanding at any time represents the then maximum amount that the noteholders of that class are entitled to receive as payments allocable to principal of the notes.  Each class of offered notes will have the initial note balance and note rate set forth  on the cover hereof.

Owner Trust Certificates
In addition to the notes, the issuing entity will issue ownership certificates, designated as the Citigroup Mortgage Loan Trust [____] Owner Trust Certificates to the depositor.  The owner trust certificates are not being offered hereby and will be delivered to the seller or its designee as partial consideration for the mortgage loans.

Issuing Entity
The issuing entity will consist primarily of mortgage loans which will be acquired by the issuing entity on the closing date and held by the indenture trustee for the benefit of the noteholders. As of [______________], or the statistical calculation date, the pool of mortgage loans expected to be delivered to the indenture trustee had the following characteristics:

	•	number of mortgage loans: [____]

	•	aggregate principal balance: $[______________]

•
mortgage loan concentration:  states; other than [__]% of mortgage loans located in [________], [__]% located in [________], [__]% located in [________] and [__]% located in [________], no state represents more than [__]% of the mortgage loans, by principal balance

	•	loan-to-value ratio range: [__]% to [__]% (approximate)

	•	weighted average loan-to-value ratio: [__]% (approximate)

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•	weighted average loan-to-value ratio greater than 80%: [__]% (approximate)

•	principal balance range: $[__] to $[__]

•	average principal balance: $[____]

•	contract rates range: [__]% to [__]%

•	weighted average contract rate: [__]% (approximate)

•	weighted average teaser rate: [__]% (approximate)

•	remaining term to stated maturity range: [__] months to [__] months

•	weighted average remaining term to stated maturity, based on principal balance: [__] months (approximate)

•
type of mortgaged properties: [__]% of mortgage loans are single family, [__]% of mortgage loans are 2-4 family dwellings, [__]% of mortgage loans are planned unit developments, [__]% of mortgage loans are condominiums, and [__]% of mortgage loans are owner-occupied

•	loan purpose: [__]% of mortgage loans are for purchase, [__]% of mortgage loans are for a cash out refinance; [__]% of mortgage loans are for a rate & term refinance

•	loan documentation: [__]% of mortgage loans are full documentation, [__]% of mortgage loans are other documentation

•	junior lien loans: [__]%

•	senior lien loans: [__]%

•	previously modified loans: [__]%

•	weighted average FICO score: [___]

•	negative amortization loans: [__]%

•	latest maturity date: [______________]

The aggregate principal amount of the mortgage loans actually delivered to the issuing entity on the closing date may vary by up to plus or minus [__]%. It is possible that mortgage loans will be added to, and certain mortgage loans may be removed from, the pool of mortgage loans between the date of this prospectus supplement and the closing date. Notwithstanding any such additions or removals, the characteristics of the mortgage loans actually included in the issuing entity on the closing date are not expected to differ materially from the characteristics described in this prospectus supplement.

See “The Mortgage Pool” in this prospectus supplement.

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Payments on the Notes

A. General
The noteholders of record on the business day immediately preceding each payment date will be entitled to receive from amounts collected on the mortgage loans during the related due period, which is the calendar month preceding the month in which the related payment date occurs. The indenture trustee will apply the amount available, net of the servicing fee, the trustee fee, the backup servicing fee and other reimbursements to the servicer and the indenture trustee, to make payments of interest and principal on the notes in the following order of priority:

(1) Class A interest (concurrently to each class of class A notes);

(2) Class A principal (sequentially to each class of Class A notes); and

(3) Class A-4 available funds cap carry-forward amount.

The payments on each class of notes will be made only up to the amount available, after making any payments to each class of notes with a higher priority.

Investors should note that failure of the issuing entity to make payments due on a class of notes outstanding will not be an event of default, and investors will have no right to accelerate their notes, unless (i) the issuing entity fails to pay the Interest Payment Amount due on any class and, if the Class A notes are no longer outstanding, the related liquidation loss interest amount due on the most senior class of notes outstanding, for a period of six consecutive payment dates, or (ii) the issuing entity fails to pay principal due on any class of notes by the related final stated maturity date. If such an event of default occurs, the notes may only be accelerated at the direction of the holders of notes representing at least [__]% of the aggregate note balance outstanding. See “The Indenture—Events of Default” in this prospectus supplement.

B. Interest Payments
On each payment date, interest will be payable first to each class of Class A notes concurrently, up to the amount to which those classes are entitled, to the extent of the amount available for that payment date.

Interest on the notes for a payment date will accrue during the related interest accrual period. The interest accrual period for each class of notes will be the calendar month preceding the month in which that payment date occurs. Interest will be calculated for each class of notes on the basis of a 360-day year consisting of twelve 30-day months.

S-4

See “Description of the Notes—Payments on the Notes” and “—Interest” for additional information.

C. Principal Payments
The amount of principal payable on the Class A notes on any payment date will be based on the amount by which the aggregate note balance of the notes must be reduced in order to reach or maintain the overcollateralization at the required level for that payment date. That amount will initially be paid only on the Class A notes.

See “Description of the Notes—Payments on the Notes” and “—Principal” for additional information.

Final Scheduled Payment Dates
The final scheduled payment date for the offered notes will be the payment date in [________].  The final scheduled payment date for the notes is based upon [_____].  The actual final payment date for each class of offered notes may be earlier or later, and could be substantially earlier, than the applicable final scheduled payment date.

Credit Enhancement
[Identify any credit enhancement or other support for the transaction, as referenced in Items 1114(a) and 1115 of Regulation AB][Identify any  enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB]

[The following disclosure references typical credit enhancement features]

The credit enhancement provided for the benefit of the holders of the Class A Notes will consist of excess interest, overcollateralization and subordination, each as described in this section and under “Description of the Notes—Credit Enhancement” and “—Overcollateralization” in this prospectus supplement.

Excess Interest.  The mortgage loans will bear interest each month which, in the aggregate, is expected to exceed the amount needed to pay monthly interest on the offered notes and to pay certain fees and expenses of the issuing entity.  The excess interest from the mortgage loans each month will be available to absorb realized losses on the mortgage loans and to make payments of principal on the notes in order to maintain or restore overcollateralization at the required level.

Overcollateralization. The aggregate principal balance of the mortgage loans as of the cut-off date is expected to exceed the aggregate note balance of the offered notes on the closing date by approximately $[______], or approximately [__]% of the aggregate principal balance of the mortgage loans as of the cut-off date, and will be the initial amount of overcollateralization required to be provided by the contract pool under the indenture. See “Description of the Notes—Overcollateralization” in this prospectus supplement.

S-5

Allocation of Losses. On any payment date, realized losses on the mortgage loans will have the effect of reducing the amount of excess interest and the overcollateralized amount.  If realized losses eliminate the overcollateralization on any payment date and result in the outstanding principal balance of the mortgage loans being lower than the outstanding principal balance of the notes such a discrepancy will result in a liquidation loss. The indenture will not permit the allocation of realized losses on the mortgage loans to the Class A notes; however, investors in the Class A notes should realize that under certain loss scenarios there may not be enough principal and interest on the mortgage loans to pay to the Class A notes all principal and interest amounts to which such notes are then entitled.  See “Description of the Notes—Losses on Liquidated Mortgage loans” in this prospectus supplement.

[Update disclosure with any additional credit enhancement].

Trigger Events
The occurrence of a Trigger Event, following the Stepdown Date, may have the effect of accelerating or decelerating the amortization of the Notes and affecting the weighted average lives of such Notes.  The Stepdown Date is the earlier to occur of (i) the first payment date on which the aggregate note principal balance of the Class A Notes has been reduced to zero and (2) the later of (x) the payment date occurring in [____] and (y) the first payment date on which the subordination available to the Class A Notes has doubled.

We refer you to “Description of the Notes—Glossary of Terms”, and “Principal Payments” and “Yield on the Notes” in this prospectus supplement.

Fees and Expenses
Before payments are made on the notes, the servicer will be paid a monthly fee calculated as an amount equal to one-twelfth of the Servicing Fee Rate for the loan on the unpaid principal balance of the loan at the end of the applicable Due Period.

The Servicing Fee will be payable from amounts on deposit in the Collection Account.

See “Description of the Notes—Glossary of Terms.”

The trustee will be paid [________].

Optional Redemption; Auction Sale
At its option, the servicer will be permitted to purchase all outstanding mortgage loans and thereby redeem the offered notes, in whole but not in part, on any payment date on which the aggregate principal balance of the mortgage loans remaining in the contract pool has been reduced to less than or equal to [__]% of the aggregate principal balance of the mortgage loans as of the cut-off date. See “Description of the Notes—Optional Redemption; Auction Sale” in this prospectus supplement and “Description of the Securities—Termination of the Trust Fund and Disposition of the Trust Fund Assets” in the prospectus.

S-6

If the servicer does not exercise this purchase option, then on the next payment date the indenture trustee, or an agent on its behalf, will begin an auction process to sell the mortgage loans and the other trust assets.  The indenture trustee cannot sell the trust assets and liquidate the issuing entity pursuant to the auction process unless the proceeds of that sale are expected to be sufficient to pay the aggregate unpaid principal balance of the notes and all accrued and unpaid interest (other than any unpaid liquidation loss interest) thereon.

Repurchase or Substitution of Mortgage Loans for Breaches of Representations and Warranties
The Originator will make certain representations and warranties with respect to each related Mortgage Loan at the time of origination,  or as of the Closing Date.  Upon discovery of a breach of such representations and warranties that materially and adversely affects the interests of the noteholders, the Originator will be obligated to cure such breach, or otherwise repurchase or replace such Mortgage Loan.  The Depositor will give or cause to be given written notice to the noteholders that such substitution has taken place.

See “Servicing Agreement- Assignment and Substitution of the Mortgage Loans” in this prospectus supplement and “The Depositor’s Mortgage Loan Purchase Program- Representations by or behalf of Mortgage Loan Sellers; Remedies for Breach of Representation” in the prospectus.

Servicing Fees
The principal compensation to be paid to the Master Servicer in respect of its servicing activities for the Mortgage Loans will be equal to [  ]% per annum with respect to each Mortgage Loan in the issuing entity (the “Servicing Fee”).  The Servicing Fee will be paid prior to payments to the noteholders from amounts received from the Mortgage Loans.

We refer you to “Servicing Agreement- Servicing and Other Compensation and Payment of Expenses” in this prospectus supplement.

Federal Income Tax Consequences
For federal income tax purposes, the Class A Notes will be treated as indebtedness to a noteholder other than the owner of the Owner Trust Certificates and not as an equity interest in the Issuing entity.  In addition, for federal income tax purposes, the Issuing entity will not be (i) classified as an association taxable as a corporation for federal income tax purposes, (ii) a taxable mortgage pool as defined in Section 7701(i) of the Code, or (iii) a “publicly traded partnership” as defined in Treasury Regulation Section 1.7704-1.  See “Federal Income Tax Consequences” in this prospectus supplement and the prospectus.

S-7

Ratings
It is a condition to the issuance of the notes that they be rated as follows by Moody’s Investors Service, Inc. (“Moody’s”) and by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”; together with Moody’s, the “Rating Agencies”):

	Class	Moody’s	S&P
	A-1	[__]	[__]
	A-2	[__]	[__]
	A-3	[__]	[__]
	A-4	[__]	[__]

Such ratings reflect the assessment of the rating agencies, based on particular prepayment and loss assumptions, of the likelihood of the ultimate receipt by the noteholders of the original note balance on or prior to the final stated maturity date for each class and the timely receipt by the noteholders of interest at the note rate on the note balance outstanding immediately prior to each payment date.  The issuing entity has not requested that any rating agency rate the notes other than as stated above. If another rating agency were to rate the notes, such rating agency may assign a rating different from the ratings described above.  A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  While the ratings address the likelihood of receipt by noteholders of the original note balance and interest on the note balance outstanding from time to time at the note rate, such ratings do not represent any assessment of the timing of receipt by noteholders of the original note balance or the corresponding effect on yield to investors. In addition, the  ratings do not address the likelihood of receipt of any available funds cap carry-forward amounts. See “Yield Considerations” and “Ratings” ” in this prospectus supplement.

Legal Investment
The Class [__] notes are expected to constitute “mortgage related securities” within the meaning of the Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”).  The Class [__] notes will not be “mortgage related securities” within the meaning of SMMEA.  The appropriate characterization of the notes under various legal investment restrictions, and thus the ability of investors subject to these restrictions to purchase the notes, may be subject to significant interpretative uncertainties.  In addition, institutions whose investment activities are subject to review by certain regulatory authorities may be or may become subject to restrictions, which may be retroactively imposed by such regulatory authorities, on the investment by such institutions in certain forms of securities.  Accordingly, investors should consult their own legal advisors to determine whether and to what extent the notes constitute legal investments for them.  See “Legal Investment” in this prospectus supplement.

S-8

ERISA Considerations
A fiduciary of any employee benefit plan or other retirement arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Section 4975 of the Code should review carefully with its legal counsel whether the purchase or holding of the offered notes or an interest therein could give rise to a transaction that is prohibited or is not otherwise permitted either under ERISA or Section 4975 of the Code or whether there exists any statutory or administrative exemption applicable to an investment therein.

Any benefit plan fiduciary considering whether to purchase any offered notes or an interest therein on behalf of a benefit plan should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code.  See “Considerations for Benefit Plan Investors” in this prospectus supplement and in the prospectus.

S-9

RISK FACTORS

The offered notes are not suitable investments for all investors.  In particular, you should not purchase the offered notes unless you understand the prepayment, credit liquidity and market risks associated with the offered notes.

The offered notes are complex securities.  You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this prospectus supplement and the accompanying prospectus in the context of your financial situation and tolerance for risk.

You should carefully consider the following risk factors prior to any purchase of the offered notes.  You should also carefully consider the information set forth under “Risk Factors” in the accompanying prospectus.

Recent and current events in the market for residential mortgage-backed securities may adversely affect the performance or market value of the notes

Ratings Downgrades

Since mid-2007, the mortgage market has encountered difficulties which may adversely affect the performance or market value of the notes.  Residential mortgage-backed securities (“RMBS”) backed by mortgage loans originated in recent years, particularly since 2005 and not guaranteed by Fannie Mae or Freddie Mac, have generally been the focus of attention due to a higher and earlier than expected rate of delinquencies.  Additionally, the performance of earlier vintages of RMBS may be deteriorating. Many RMBS, in particular those of recent vintages, have been subject to rating agency downgrades. These downgrades have included downgrades of “AAA” securities, and in some cases have occurred within a few months after issuance. There may be further downgrades of RMBS in the future.  There can be no assurance that the notes will not be downgraded in the future.

Increases in Defaults and Delinquencies

Since late 2006, delinquencies, defaults and foreclosures on residential mortgage loans have increased, and they may continue to increase in the future. The increase in delinquencies, defaults and foreclosures has not been limited to “subprime” mortgage loans, which are made to borrowers with impaired credit.  The increase in delinquencies has also affected “Alt-A” mortgage loans, which are made to borrowers with limited documentation, and also “prime” mortgage loans, which are made to borrowers with excellent credit who provide full documentation.  Certain of the mortgage loans in the transaction were originated as “Alt-A” mortgage loans and may have been originated with little or no documentation of borrower income and/or assets.  In addition, originators’ underwriting standards generally allowed for exceptions with compensating factors.  These factors, however, may not be adequate to compensate for the exception to the standard.

Recessive economic trends in the United States continue to be primary indicators of future defaults and delinquencies.  A continuing economic recession could increase the likelihood of delinquencies and defaults.  A general unavailability of credit and an increase in job losses may adversely affect the overall economy in ways that result in increased delinquencies and defaults on loans underlying any RMBS.

Even if economic indicators begin to show that the United States is emerging from the recession, delinquencies and defaults on loans underlying RMBS may continue to rise, or may remain at high levels, as a result of factors such as: persistent high unemployment rates, high levels of foreclosures, and large inventories of unsold properties.

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The servicer has the authority under the Pooling and Servicing Agreement to modify mortgage loans that are in default, or for which default is reasonably foreseeable, if it is in the best interests of the holders of the notes and subject to the applicable overall servicing standard.  Loan modifications are more likely to be used to the extent that borrowers are less able to refinance or sell their homes due to market conditions, and to the extent that the potential recovery from a foreclosure is reduced due to lower property values.  A significant number of loan modifications could result in a significant reduction in cash flows to the notes on an ongoing basis.  See “—Modifications of the mortgage loans may affect the yields of the notes” below.

Increased Sensitivity to Changing Economic Conditions

General trends in consumer borrowing and mortgage lending over the past decade may have increased the sensitivity of the mortgage market, in particular the subprime mortgage market, to changes in economic conditions.  Many mortgage lenders loosened their credit criteria, including by increasing lending to first time homebuyers and borrowers with lower credit scores, by making loans made with low or no documentation, income verification or without regard to ability to pay (including after a rate reset), and by making loans with higher loan-to-value ratios. In addition, certain borrowers may have financed their equity contributions with “piggy-back” junior lien loans, resulting in little to no equity contributed by the borrower with respect to their mortgage loan financing. As property values generally increased during the period ending in 2007, consumers borrowed against the increasing equity in their homes to cover other expenses, such as investments in home remodeling and education costs, resulting in an increase in debt service as a percentage of income.  Increasing property values also encouraged borrowers to obtain mortgage loans to finance investment properties, which generally have a higher tendency to become delinquent and to default than mortgage loans made to finance primary residences. In connection with the origination of low or no documentation loans, lenders may were often willing to make such loans by relying primarily on the value of the property rather than the creditworthiness of the borrower. These trends in the mortgage loan industry and in consumer behavior have increased the likelihood of defaults, delinquencies and losses on mortgage loan portfolios.

Home Price Depreciation

In addition to higher delinquency, default and foreclosure rates, loss severities on all types of residential mortgage loans have increased due to declines in residential real estate values, resulting in reduced home equity.  Home prices have generally depreciated since late 2007, and this trend is expected to continue at least through 2009.  Higher loan-to-value ratios and combined loan-to-value ratios generally result in lower recoveries on foreclosure, and an increase in loss severities above those that would have been realized had property values remained the same or continued to increase.

Inability to Refinance or Sell Following Increased Payments Due to Rate Adjustment

To the extent that market interest rates have increased or increase in the future, increases in monthly payments with respect to adjustable rate mortgage loans that have or will enter their adjustable-rate period may result in, and borrowers may become increasingly likely to default on their payment obligations.

Current market conditions may impair borrowers’ ability to refinance or sell their residential properties, which may contribute to higher delinquency and default rates.  Borrowers seeking to avoid increased monthly payments by refinancing may no longer be able to find available replacement loans at comparably low interest rates.  In the past two years, in response to increased delinquencies and losses with respect to mortgage loans, many originators have implemented more conservative underwriting criteria for mortgage loans, which will likely result in reduced availability of refinancing alternatives for such borrowers.  These risks would be exacerbated to the extent that prevailing mortgage interest rates increase from current levels.  Home price depreciation experienced to date, and any further price depreciation, may also leave borrowers with insufficient equity in their homes to permit them to refinance.  Borrowers who intended to sell their homes on or before the expiration of the fixed rate periods on their adjustable rate mortgage loans may find that they cannot sell their property for an amount equal to or greater than the unpaid principal balance of their loans.  In addition, some mortgage loans may include prepayment premiums that would further inhibit refinancing.  While some lenders and servicers have created modification programs in order to assist borrowers with refinancing or otherwise meeting their payment obligations, not all borrowers have qualified for or taken advantage of these opportunities.

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Increase in Proposed Regulations

Numerous laws, regulations and rules related to the servicing of mortgage loans, including efforts to delay foreclosure actions, have been proposed recently by federal, state and local governmental authorities.  If enacted, these laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers or increased reimbursable servicing expenses, which could result in delays and reductions in the distributions to be made to holders of RMBS including the notes.  Holders of RMBS will bear the risk that these future regulatory developments will result in losses, whether due to delayed or reduced distributions or reduced market value.

Market Exit of Originators and Servicers

Since late 2006, a number of originators and servicers of residential mortgage loans have experienced serious financial difficulties and, in some cases, have gone out of business.  These difficulties have resulted, in part, from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations and warranties regarding loan quality.  Higher delinquencies and defaults may be contributing to these difficulties by reducing the value of mortgage loan portfolios, requiring originators to sell their portfolios at greater discounts to par.  In addition, the costs of servicing an increasingly delinquent mortgage loan portfolio may be rising without a corresponding increase in servicing compensation.  The value of many residual interests retained by sellers of mortgage loans in the securitization market have also been declining in these market conditions.  Overall origination volumes are down significantly in the current economic environment.  In addition, any regulatory oversight, proposed legislation and/or governmental intervention designed to protect consumers may have an adverse impact on originators and servicers.  These factors, among others, may have the overall effect of increasing costs and expenses of originators and servicers while at the same time decreasing servicing cash flow and loan origination revenues. Financial difficulties may result in the inability of the originator to repurchase mortgage loans in the event of early payment defaults and other loan representation and warranty breaches which may also affect the value of RMBS backed by those mortgage loans.  Financial difficulties may also have a negative effect on the ability of servicers to pursue collection on mortgage loans that are experiencing increased delinquencies and defaults and to maximize recoveries on the sale of underlying properties following foreclosure.  Each servicer is generally required to make advances in respect of delinquent monthly payments.  However, there can be no assurance as to the current or continuing financial condition of any servicer or its ability to access markets for financing such advances.  If a servicer is experiencing financial difficulties, it may not be able to perform these advancing obligations.

Downgrade of Credit Enhancement

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The value of RMBS may also be affected by recent financial difficulties experienced by insurers of RMBS.  Any downgrades of insurers of RMBS would severely impact the securities they insure and the market for RMBS generally.  In addition, the failure of primary mortgage insurers to meet their obligations will adversely affect recoveries with respect to the related mortgage loans.  Similarly, downgrades of entities that provided credit default swaps referencing RMBS (and failure to comply with associated collateral posting requirements) may result in those credit default swaps being terminated, thereby reducing the carrying value of those RMBS in the hands of investors who purchased those credit default swaps.

Additional Developments

Fannie Mae and Freddie Mac (the “GSEs”) were placed in conservatorship in September 2008.  Since that time, the GSEs’ market share of new and refinance residential mortgage loans has increased dramatically, and the availability of mortgage credit for loans that do not meet GSE guidelines has decreased sharply.  Moreover, since November 2008, a large portion of newly issued GSE mortgage backed securities has been funded by direct purchases under the MBS Purchase Program managed by the Federal Reserve Bank of New York.  This program has had the effect of keeping interest rates low, and maintaining the availability of funding, for new and refinance mortgage loans that meet GSE guidelines.  Importantly, it has been announced that this purchase program will be phased out by the end of March 2010.  The phasing out of this program may result in higher interest rates, and reduced availability to borrowers of mortgage credit.  This in turn may adversely affect the real estate market and the value of real estate assets generally.  It is unclear at this time to what extent the phasing out of this program will curtail the ability of Fannie Mae and Freddie Mac to continue to act as the primary sources of liquidity in the residential mortgage markets, both by purchasing mortgage loans for portfolio and by guaranteeing mortgage-backed securities.  A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the financial condition of mortgage loan originators.  In addition, any decline in the value of GSE securities may affect the value of RMBS as a whole.

Since 2008, there have been a number of adverse developments in the financial markets which have resulted in the merger and failure of a number of major investment banks and commercial banks.  In response to such developments the United States government has implemented a number of programs intended to stabilize its financial system.  These developments have heightened an overall level of uncertainty in the financial markets, particularly with respect to mortgage related investments, and no assurance can be made that the measures put in place by the United States government will succeed in stabilizing the financial markets.

These adverse changes in market and credit conditions collectively have had, and may continue to have, the effect of depressing the market values of RMBS generally, and substantially reducing the liquidity of RMBS generally.  These developments may reduce the value of the notes as well as the amount of investment proceeds to which the notes would indirectly be entitled.

Modifications of the mortgage loans may affect the yields of the notes

General

Approximately [__]% of the Mortgage Loans (by aggregate principal balance as of the cut-off date) have been modified.  The servicer is responsible for servicing the related mortgage loans serviced by it regardless of whether such mortgage loans are performing or have become delinquent or are otherwise in default.  As a result, as delinquencies or defaults occur, the related servicer will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the related mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable.  At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the noteholders, the related servicer is required to invest time and resources not otherwise required when collecting payments on performing mortgage loans.

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Modifications of mortgage loans implemented by a related servicer in order to maximize ultimate proceeds of the related mortgage loans may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving payments of principal, interest or other amounts owed under the related mortgage loan, such as taxes or insurance premiums, extending the final maturity date of the related mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the related mortgage loan, reducing the principal balance of the related mortgage loan or any combination of these or other modifications. Any modified mortgage loan may remain in the transaction, and the reduction in collections resulting from a modification may result in a lower pass-through rate on the related notes, reduced distributions of interest or principal on the related notes, an extension of the weighted average life of the related notes or an allocation of a realized loss to the related subordinate notes, or in certain cases, to the senior notes.

The ability to modify mortgage loans by a servicer may be limited by several factors.  First, the servicer may have difficulty contacting the borrowers who are at risk or may not be able to work out an acceptable modification.  Second, if the servicer has to consider a large number of modifications, operational constraints may affect the ability of the servicer to adequately address all of the needs of the borrowers.  Investors in each class of notes should consider the importance of the role of the servicer in maximizing collections for the transaction and the impediments the servicer may encounter when servicing a substantial number of delinquent or defaulted mortgage loans.  See “—Recent and current events in the market for residential mortgage-backed securities may adversely affect the performance or market value of the notes” above.  In some cases, failure by a servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for distribution on the notes in respect of such mortgage loan, and consequently may reduce amounts available for distribution to the related notes.

Investors should note that modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of notes in the transaction.  The related servicer will not consider the interests of individual classes of notes.  Investors should also note that in connection with considering a modification or other type of loss mitigation, the related servicer may incur or bear related out-of-pocket expenses, such as credit counseling service fees, which would be reimbursed to such servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the related mortgage pool but in each case, prior to distributions being made on the related notes.

The recently enacted Helping Families Save Their Homes Act of 2009 provides that, notwithstanding any other provision of law, any duty that a securitization servicer has to maximize recoveries on a pool of securitized mortgage loans applies for the benefit of all investors and not “any individual party or group of parties,” and further provides that a servicer will be deemed to have satisfied any duty to investors if the servicer implements a “qualified loss mitigation plan” (which is defined to include a modification made under HAMP guidelines described below) that meets certain criteria.  These provisions further include protections against liability, that apply to servicers as well as trustees and other parties. Investors should consider that the Helping Families Save Their Homes Act of 2009 may cause the related notes to increase their modification activities in such a manner that may be beneficial to the transaction in the aggregate, but may be adverse to an investor in the related notes.

The Home Affordable Modification Program

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In May 2009, the Obama Administration announced its plan to assist and encourage mortgage loan servicers to modify mortgage loans under the Home Affordable Modification Program (“HAMP”), which is part of the Obama Administration’s broader Homeowner Affordability and Stability Plan (“HASP”).  Modifications under HAMP are potentially available to loans which meet the program qualifications, which include first lien residential mortgage loans, originated on or before January 1, 2009, on owner-occupied primary residence single (1-4) family properties, with a principal balance not greater than specified limits ($729,750 for a 1 unit property).  New borrowers may be accepted under the program until December 31, 2012.

[The Servicer will modify delinquent mortgage loans or mortgage loans for which default is reasonably forseeable in accordance with HAMP; provided, that, the Servicer will have the discretion under the Pooling and Servicing Agreement to enter into non-HAMP modifications of such mortgage loans, to the extent such non-HAMP modifications will maximize collection on the mortgage loans.  For mortgage loans that are not HAMP eligible, the servicer will use streamlined modification procedures which are similar to HAMP to modify such mortgage loans.]

HAMP provides for financial incentives and cost-sharing to encourage loan modifications. Unlike the refinancing program under HASP, HAMP potentially extends to mortgage loans that are not owned or insured by Fannie Mae or Freddie Mac, including the mortgage loans.

Under HAMP, borrowers under loans that meet the program criteria, and who are either already in default or are at risk of imminent default, will be eligible for a mortgage loan modification.  Under the program, a servicer would first determine a proposed modification under a specified protocol referred to as the “waterfall”, and then would evaluate the proposed modification based on a net present value or “NPV” analysis.  The objective of the waterfall is to determine a proposed loan modification that would reduce a borrower’s monthly mortgage payment to 31% of the borrower’s front end debt-to-income ratio (“DTI”) based on current verified income.  Under the waterfall, in order to achieve a DTI of 31%, servicers will take the following steps after having capitalized any arrearages:  first, reduce the interest rate for the related mortgage loan (to as low as 2% per annum),; second, extend the term of the related mortgage loan for a period of up to 40 years from the date of the modification; and third, forbear a portion of the principal balance until the earliest of the maturity date for the mortgage loan, sale of the related mortgaged property or payoff of the outstanding principal balance.  HAMP also allows for, but does not require, partial principal forgiveness rather than forbearance.  Any rate reduction must stay in place for five years, after which the rate may adjust upwards under the HAMP guidelines.

Once the proposed modification terms are set, the servicer will perform an NPV analysis, based on a current valuation of the property, to determine whether the NPV of the expected cash flows under the modification are greater than the NPV of the expected cash flows absent the modification.  If the modification is NPV positive, under the program the servicer is required to offer the modification.  If NPV negative, the modification is optional, unless prohibited under the pooling and servicing or similar agreement pursuant to which an eligible mortgage loan is being serviced.  Servicers are generally required under the program to adhere to the contractual restrictions included in the applicable servicing agreement.  Aside from the effect of current property value on the NPV test, there is no minimum or maximum LTV for eligibility under the program.

For each modification that is made, the lender or investor will bear the full cost (if any) of reducing the monthly mortgage payment to an amount corresponding to a 38% DTI.  Under HAMP, the United States Treasury will pay to the lender or investor, for a period of up to five years, one-half of the difference between the monthly payment at a 31% DTI, and the lesser of the pre-modification payment or the monthly payment at a 38% DTI.

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HAMP also includes additional financial incentives for servicers, borrowers and investors in order to encourage mortgage loan modifications.  For each eligible modification, servicers will receive a one-time payment of $500 (in the case of a loan that is still current but at risk of imminent default), an upfront payment of $1,000 and up to $1,000 each year for up to three years as long as the borrower stays current on the modified loan.  In addition, investors in a mortgage loan modified under HAMP will receive a one-time payment of $1,500 (in the case of a loan that is still current but at risk of imminent default).  Finally, to the extent that a borrower stays current under the terms of the modified mortgage loan, they will be entitled to accrue up to $1,000 each year for up to five years, which will be payable as principal balance reductions.

The adoption of HAMP may lead to a significant increase in the number of mortgage loan modifications taking place. It has been announced that over 60 servicers have signed servicer participation agreements under HAMP, and that participating servicers cover more than 85% of all residential mortgage loans in the United States.  Investors should note that an increase in the volume of modifications with respect to the mortgage loans could lead to decreased distributions on the notes, as described above.

The mortgage loans were underwritten to standards which do not conform to the credit standards of Fannie Mae or Freddie Mac which may result in losses on the mortgage loans

[FOR SUBPRIME TRANSACTIONS: Substantially all of the mortgage loans  are of subprime credit quality and at origination, did not meet the customary credit standards of Freddie Mac and/or Fannie Mae.  Subprime mortgage loans were generally made to less credit worthy borrowers, i.e., borrowers with lower credit scores and/or higher debt-to-income ratios.  In many cases, such loans were underwritten with very limited or no loan documentation that verified the borrower’s income and had loan-to-value ratios higher than mortgage loans made to more creditworthy home buyers.  Accordingly, the mortgage loans  are extremely sensitive to economic factors that could affect the ability of borrowers to pay their obligations or the value of the mortgaged property.]

The originator’s underwriting standards that were in effect for the origination of most of the mortgage loans generally were less stringent than those of Fannie Mae or Freddie Mac with respect to a borrower’s credit history, collateral and in other respects. The mortgage loans originated or acquired by the originator or its affiliates have been made to borrowers that typically have limited access to traditional mortgage financing for a variety of reasons, including impaired past credit experience, limited credit history, insufficient home equity value, or high debt-to-income ratios. As a result of this approach to underwriting, the mortgage loans have experienced and may continue to experience higher rates of delinquencies, defaults and foreclosures than mortgage loans underwritten in accordance with Fannie Mae or Freddie Mac guidelines.  In addition, mortgage loans may have been originated pursuant to exceptions to the originator’s underwriting guidelines.  These exceptions may not have been documented in the origination file.  No assurance can be made regarding the percentage of mortgage loans that represent exceptions to such underwriting guidelines.

As a result of the originator’s underwriting standards, the mortgage loans in the mortgage pool are likely to experience rates of delinquency, foreclosure and bankruptcy that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner.

Furthermore, changes in the values of mortgaged properties may have a greater effect on the delinquency, foreclosure, bankruptcy and loss experience of the mortgage loans in the mortgage pool than on mortgage loans originated in a more traditional manner.  No assurance can be given that the values of the related mortgaged properties have remained or will remain at the levels in effect on the dates of origination of the related mortgage loans.  See “The Originator” in this prospectus supplement.

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Mortgage loans with high loan-to-value ratios leave the related borrower with little or no equity in the related mortgaged property, which may result in losses with respect to these mortgage loans

The original loan-to-value ratio of a mortgage loan as described in this prospectus supplement is the ratio, expressed as a percentage, of the principal balance of the mortgage loan at origination over the value of the related mortgaged property determined at origination.  There can be no assurance that the value of a mortgaged property used in the calculation of the loan-to-value ratio accurately reflected the actual value of the related mortgaged property at origination.

Approximately [__]% of the Mortgage Loans by aggregate principal balance as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) have an original loan-to-value ratio in excess of 80%.  None of the mortgage loans has an original loan-to-value ratio in excess of approximately 100.00%. Mortgage loans with higher loan-to-value ratios may present a greater risk of loss.  In addition, an overall decline in the residential real estate market, a rise in interest rates over a period of time and the general condition of a mortgaged property, as well as other factors, may have the effect of reducing the value of the related mortgaged property from the value at the time the mortgage loan was originated.  If the value of a mortgaged property decreases, the loan-to-value ratio may increase over what it was at the time the mortgage loan was originated which may reduce the likelihood of liquidation or other proceeds being sufficient to satisfy the mortgage loan.  There can be no assurance that the loan-to-value ratio of any mortgage loan determined at any time after origination will be less than or equal to its original loan-to-value ratio.  See “The Mortgage Pool—General” in this prospectus supplement.

Furthermore, a mortgagor may have obtained at or around the time of origination of the related originator’s first lien or second lien, or may obtain at any time thereafter, additional financing which is subordinate to that lien, which subordinate financing would reduce the equity the mortgagor would otherwise have in the related mortgaged property as indicated in the originator’s loan-to-value ratio determination for such originator’s first or second lien.

There are risks associated with second lien mortgage loans

Approximately [__]% of the Mortgage Loans (by aggregate principal balance as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are secured by second liens on the related mortgaged properties.  The proceeds from any liquidation, insurance or condemnation proceedings will be available to satisfy the outstanding balance of such mortgage loans only to the extent that the claims of the related senior mortgages have been satisfied in full, including any related foreclosure costs.  In circumstances when it has been determined to be uneconomical to foreclose on the mortgaged property, the servicer may write off the entire balance of such mortgage loan as a bad debt.  The foregoing considerations will be particularly applicable to mortgage loans secured by second liens that have high original loan-to-value ratios because it is comparatively more likely that the servicer would determine foreclosure to be uneconomical in the case of such mortgage loans.  The rate of default of second lien mortgage loans may be greater than that of mortgage loans secured by first liens on comparable properties.

Delinquencies on the mortgage loans may adversely affect the Notes

Approximately [__]% of the Mortgage Loans (by aggregate principal balance of the Mortgage Loans as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are 30-59 days delinquent as of [_______].

The servicer will be required to make advances of delinquent payments of principal and interest on any delinquent mortgage loans (to the extent such advances are deemed by the servicer to be recoverable), until such mortgage loans become current.  Furthermore, with respect to any delinquent mortgage loan, the servicer may either foreclose on any such mortgage loan or work out an agreement with the mortgagor, which may involve waiving or modifying certain terms of the related mortgage loan.  If the servicer extends the payment period or accepts a lesser amount than the amount due pursuant to the mortgage note in satisfaction of the mortgage note, your yield may be reduced.

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Interest only mortgage loans risk

Approximately [__]% of the Mortgage Loans (by aggregate principal balance as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) require the borrowers to make monthly payments only of accrued interest for the first 24, 36, 60 or 120 months following origination.  After such interest-only period, the borrower’s monthly payment will be recalculated to cover both interest and principal so that the mortgage loan will amortize fully prior to its final payment date.  The interest-only feature may reduce the likelihood of prepayment during the interest-only period due to the smaller monthly payments relative to a fully-amortizing mortgage loan.  If the monthly payment increases, the related borrower may not be able to pay the increased amount and may default or may refinance the related mortgage loan to avoid the higher payment.  Because no principal payments may be made on such mortgage loans for an extended period following origination, noteholders will receive smaller principal payments during such period than they would have received if the related borrowers were required to make monthly payments of interest and principal for the entire lives of such mortgage loans.  This slower rate of principal payments may reduce the return on an investment in the Notes that are purchased at a discount.

Negative amortization mortgage loans risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) consist of “negative amortization loans.” After an introductory period after origination during which the interest rates on the negative amortization loans are fixed, the interest rates on negative amortization loans may adjust but their monthly payments and amortization schedules adjust based on a longer period of time and, under most circumstances, are subject to payment caps. The interest rates on negative amortization mortgage loans during their introductory periods are lower than the sum of the indices applicable at origination and the related margins. Scheduled monthly payments on negative amortization loans are set at their origination based upon the introductory interest rates. As a result, after the introductory interest rates expire and until the initial annual adjustment to the scheduled monthly payment made by the borrower (unless the fully indexed mortgage rate is a rate at or below the introductory mortgage rate), the scheduled monthly payment made by the borrower will not be sufficient to pay the amount of interest accruing on the mortgage loan. Although negative amortization loans provide for scheduled monthly payments, the amount of interest that accrues and is ultimately due on a negative amortization loan is based on the monthly interest rate. If borrowers only make their scheduled monthly payments, a portion of the accrued interest on negatively amortizing loans will become deferred interest. The “deferred interest” is the excess, if any, of (x) the amount of interest accrued on such mortgage loan from the preceding due date to such due date over (y) the monthly payment due for such due date. Deferred interest is added to the principal balance of the negative amortization loan and bears interest at the applicable interest rate for that negative amortization mortgage loan.

Adjustable-Rate Mortgage Loans May Present Increased Risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are adjustable-rate mortgage loans.

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Investors should note that substantially all of the adjustable-rate mortgage loans were originated at rates below the sum of the index at origination and the related gross margin (the “Teaser Rate”).  In addition, on the first adjustment date following the origination of the adjustable-rate Mortgage Loans, the mortgage rate can increase by as much as [____]% per annum.  The underwriting standards of the originator in determining a borrower’s ability to pay generally (i) allows debt-to-income ratios higher than Fannie Mae and Freddie Mac standards, (ii) looks at the Teaser Rate on the adjustable-rate mortgage loan and not the related fully-indexed mortgage rate and (iii) generally does not include tax and insurance payments.

The factors described in the preceding paragraph may result in the adjustable-rate mortgage loans experiencing increased delinquency, foreclosure, bankruptcy and loss than other mortgage loans.

Reduced documentation mortgage loans risk

Approximately [__]% of the Group I Mortgage Loans and approximately [__]% of the Group II Mortgage Loans (in each case, by aggregate principal balance of the related loan group as of the cut-off date) and approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) were originated under programs that did not require full documentation of the borrower’s income and assets.  Borrowers under such mortgage loans may not actually have sufficient income or assets, or may have overstated their income or assets and, as a consequence, may be unable to make their monthly mortgage loan payments.  In addition, borrowers of mortgage loans originated under reduced documentation programs may be unable to refinance their loan or obtain a modification of their mortgage loan if the lender or servicer requires verified documentation.  As a result, the mortgage loans which are reduced documentation mortgage loans may experience increased delinquency, foreclosure, bankruptcy and loss than other mortgage loans.

Balloon loan risk

Balloon loans pose a risk because a mortgagor must make a large lump sum payment of principal at the end of the loan term.  If the mortgagor is unable to pay the lump sum or refinance such amount, you may suffer a loss.  Approximately [__]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are balloon loans.

Silent second lien risk

Approximately [__]% of the Mortgage Loans (by aggregate principal balance as of the cut-off date) are subject to a second lien mortgage loan which may or may not be included in the issuing entity.  The weighted average loan-to-value ratio of such mortgage loans at origination is approximately [__]% and the weighted average combined loan-to-value ratio of such mortgage loans at origination (including the second lien) is approximately [__]%.  With respect to such mortgage loans, foreclosure frequency may be increased relative to mortgage loans that were originated without a silent second lien since mortgagors have less equity in the mortgaged property.  In addition, a default may be declared on the second lien loan, even though the first lien is current, which would constitute a default on the first lien loan.  Investors should also note that any mortgagor may obtain secondary financing at any time subsequent to the date of origination of their mortgage loan from the originator or from any other lender.

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Mortgage loans originated with a simultaneous second lien risk may present a greater risk of loss relating to such mortgage loans

With respect to approximately [__]% of the mortgage loans (by aggregate principal balance as of the cut-off date), at the time of origination of the first lien mortgage loan, the originator also originated a second lien mortgage loan which may or may not be included in the mortgage pool.  The weighted average loan-to-value ratio of such mortgage loans is approximately [__]% (with respect to such mortgage loans), and the weighted average combined loan-to-value ratio of such mortgage loans (including the second lien) is approximately [__]% (with respect to such mortgage loans).  With respect to such mortgage loans, foreclosure frequency may be increased relative to mortgage loans that were originated without a simultaneous second lien since mortgagors have less equity in the mortgaged property.  In addition, the master servicer may declare a default on the second lien loan, even though the first lien is current which would constitute a default on the first lien loan.  Investors should also note that any mortgagor may obtain secondary financing at any time subsequent to the date of origination of their mortgage loan from the originator or from any other lender.

Most of the mortgage loans are newly originated and have little, if any, payment history

[Provide delinquency and loss information for the asset pool, including statistical information regarding delinquencies and losses pursuant to §229.1111(c).]

The master servicer will be required to make advances of delinquent payments of principal and interest on any delinquent mortgage loans, to the extent such advances are deemed by the master servicer to be recoverable, until such mortgage loans become current.  Furthermore, with respect to any delinquent mortgage loan, the master servicer may either foreclose on any such mortgage loan or work out an agreement with the mortgagor, which may involve waiving or modifying certain terms of the related mortgage loan.  If the master servicer extends the payment period or accepts a lesser amount than the amount due pursuant to the mortgage note in satisfaction of the mortgage note, your yield may be reduced.

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The mortgage loans are concentrated in particular states, which may present a greater risk of loss relating to these mortgage loans

The chart presented under “Summary of Prospectus Supplement—The Mortgage Loans” lists the states with the highest concentrations of mortgage loans.  Because of the relative geographic concentration of the mortgaged properties within certain states, losses on the mortgage loans may be higher than would be the case if the mortgaged properties were more geographically diversified.  For example, some of the mortgaged properties may be more susceptible to certain types of special hazards, such as earthquakes, hurricanes, floods, wildfires and other natural disasters and major civil disturbances, than residential properties located in other parts of the country.

In addition, the conditions below will have a disproportionate impact on the mortgage loans based on their location:
•	Economic conditions in states with high concentrations of mortgage loans which may or may not affect real property values may affect the ability of mortgagors to repay their mortgage loans on time.
•
Declines in the residential real estate markets in the states with high concentrations of mortgage loans may reduce the values of properties located in those states, which would result in an increase in the loan-to-value ratios.

•
Any increase in the market value of properties located in the states with high concentrations of mortgage loans would reduce the loan-to-value ratios and could, therefore, make alternative sources of financing available to the mortgagors at lower interest rates, which could result in an increased rate of prepayment of the mortgage loans.

[According to §229.1111(b)(14) if 10% or more of the pool assets are or will be located in any one state or other geographic region, describe any economic or other factors, specific to such state or region that may materially impact the pool assets or pool asset cash flows.]

Hurricanes may pose special risks

At the end of August 2005, Hurricane Katrina and Hurricane Rita caused catastrophic damage to areas in the Gulf Coast region of the United States.  The Originator or the Seller will represent and warrant as of the Closing Date that each mortgaged property is free of material damage and in good repair.  In the event of a breach of that representation and warranty that materially and adversely affects the value of such Mortgage Loan, the Originator or the Seller, as applicable, will be obligated to repurchase or substitute for the related Mortgage Loan.  Any such repurchase would have the effect of increasing the rate of principal payments on the Class A Notes.  Any damage to a mortgaged property that secures a Mortgage Loan in the issuing entity occurring after the closing date as a result of any other casualty event occurring after the closing date (including, but not limited to, other hurricanes) will not cause a breach of this representation and warranty.

The full economic impact of Hurricane Katrina and Hurricane Rita is uncertain but may affect the ability of borrowers to make payments on their mortgage loans.  We have no way to determine the particular nature of such economic effects, how long any of these effects may last, or how these effects may impact the performance of the mortgage loans.  Any impact of these events on the performance of the mortgage loans may increase the amount of losses borne by the holders of the Class A Notes or impact the weighted average lives of such notes.

Violation of consumer protection laws may result in losses on the mortgage loans and your notes

Applicable state laws generally regulate interest rates and other charges, require certain disclosure, and require licensing of the originator.  In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

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The mortgage loans are also subject to federal laws, including:

•	the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;
•
the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit;

•
the Americans with Disabilities Act, which, among other things, prohibits discrimination on the basis of disability in the full and equal enjoyment of the goods, services, facilities, privileges, advantages or accommodations of any place of public accommodation; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the borrower’s credit experience.

Violations of certain provisions of these federal laws may limit the ability of the servicer to collect all or part of the principal of or interest on the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement and could result in the borrowers rescinding such mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

The originator will represent that as of the closing date, each mortgage loan was in compliance with applicable federal and state laws and regulations that were in effect at the time the related mortgage loan was originated.  In the event of a breach of such representation, the originator will be obligated to cure such breach or repurchase or replace the affected mortgage loan in the manner set forth in the Indenture.

High Cost Loans

None of the mortgage loans are “High Cost Loans” within the meaning of the Homeownership Act or any state or local law, ordinance or regulation similar to the Homeownership Act.  See “Certain Legal Aspects of Residential Loans—Anti-Deficiency Legislation, Bankruptcy Laws and Other Limitations on Lenders” in the prospectus.

In addition to the Homeownership Act, some states and localities have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements more stringent than those in the Homeownership Act.  Failure to comply with these laws, to the extent applicable to any of the mortgage loans, could subject the issuing entity, as an assignee of the mortgage loans, to statutory, punitive, consequential, and actual damages and/or administrative enforcement and could result in, among other things, the borrowers rescinding such mortgage loans against the issuing entity.  Further, even after the expiration of any applicable statute of limitation for affirmative claims under the Homeownership Act, a borrower may, in certain instances, raise a Homeownership Act violation in a defensive action or recoupment claim, if permitted by state law, for an amount up to the debt owed by the borrower.  Lawsuits have been brought in various states making claims against assignees of high cost loans for violations of state law.  Named defendants in these cases have included numerous participants within the secondary mortgage market, including some securitization trusts.

Under the anti-predatory lending laws of some states, the borrower is required to meet a net tangible benefits test in connection with the origination of the related mortgage loan.  This test may be highly subjective and open to interpretation.  As a result, a court may determine that a mortgage loan does not meet the test even if an originator reasonably believed that the test was satisfied.  Any determination by a court that a mortgage loan does not meet the test will result in a violation of the state anti-predatory lending law, in which case the originator will be required to purchase such mortgage loan from the issuing entity.

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Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles with respect to the mortgage loans included in the issuing entity may limit the ability of the servicer to collect all or part of the principal of or interest on the mortgage loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the issuing entity to statutory, punitive, consequential, and actual damages and/or administrative enforcement.  In this event, holders of the notes may suffer a loss.

In addition, numerous other federal and state statutory provisions, including the federal bankruptcy laws, the Relief Act and state debtor relief laws, may also adversely affect the servicer’s ability to collect the principal of or interest on the mortgage loans and holders of the notes may suffer a loss if the applicable laws result in these mortgage loans being uncollectible.

FICO Scores

A FICO Score is a statistical ranking of likely future credit performance developed by Fair, Isaac & Company (“Fair, Isaac”) and the three national credit repositories-Equifax, Trans Union and First American (formerly Experian which was formerly TRW).  The FICO Scores available from the three national credit repositories are calculated by the assignment of weightings to the most predictive data collected by the credit repositories and range from the 300’s to the 900’s.  Although the FICO Scores are based solely on the information at the particular credit repository, such FICO Scores have been calibrated to indicate the same level of credit risk regardless of which credit repository is used.  The FICO Scores are used along with, but not limited to, mortgage payment history, seasoning on bankruptcy and/or foreclosure, and are not a substitute for the underwriter’s judgment.  Although FICO Scores are used as a predictive measure of a loan’s quality, it is not determinative and is based solely on the information available from the credit repositories.  As a result, FICO Scores should not be viewed as determinative of performance and should be viewed as one factor in assessing the quality of the loans.

Your notes will be limited obligations solely of the issuing entity and not of any other party

The notes will not represent an interest in or obligation of the seller, the depositor, the sponsor, the servicer, the credit risk manager, the trust administrator, the trustee or any of their respective affiliates.  Neither the notes nor the mortgage loans will be guaranteed or insured by any governmental agency or instrumentality, or by the seller, the depositor, the sponsor, the servicer, the credit risk manager, the trust administrator, the trustee or any of their respective affiliates.  Proceeds of the assets included in the issuing entity will be the sole source of payments on the offered notes, and there will be no recourse to the seller, the depositor, the servicer, the credit risk manager, the trust administrator, the trustee or any other entity in the event that such proceeds are insufficient or otherwise unavailable to make all payments provided for under the offered notes.

The seller, depositor, servicer or the issuing entity may become subject to litigation

Recently, there has been an increase in litigation against, sponsors, originators, depositors and servicers of mortgage backed securities.  If the servicer or the issuing entity becomes subject to litigation relating to the mortgage loans, this may increase the costs of the servicer in servicing the mortgage loans or the expenses of the trustee reimbursable from the issuing entity.  These expenses may be paid from payments on the mortgage loans prior to distribution of such payments to the notes.  In addition, if the servicer is subject to litigation, this may affect the ability of the servicer to perform its obligations under the pooling and servicing agreement, even if such litigation is not related to a mortgage loan.  If the seller becomes subject to litigation, this may affect the ability of the seller to perform any of its obligations to repurchase mortgage loans from the issuing entity with respect to which there has been a breach of representations and warranties.  This could result in a delay in or reduction of distributions on the notes.  No assurance can be made as to the affect such litigation, if any, may have on payments in respect of the mortgage loans or the notes.

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Risks relating to mortgaged properties in foreclosure proceedings

Mortgage loans that become seriously delinquent in payment may be subject to foreclosure proceedings.  When a mortgage loan is foreclosed, title to the related mortgaged property passes to the bidder at a foreclosure sale; often, the bidder will be the holder of the related mortgage note.  In many cases, real property that passes through foreclosure has been poorly maintained; routine property maintenance such as repair of water leaks or sheetrock damage, painting, replacement of damaged or worn flooring, and landscaping may not have occurred for a significant period of time prior to foreclosure.  In addition, borrowers often damage the mortgaged property when they move or are evicted from the premises; this damage may include damage to sheetrock, windows, floors, appliances, and fixtures (including removal of items normally considered to be permanently affixed to the property, such as kitchen appliances, air conditioning or heating units, or pipes).  Such damage may not be evident from an observation of the exterior of the property.  This type of deferred maintenance or damage is likely to have an adverse effect on the market value of the REO properties when compared to the estimated valuation of any property acquired by the trustee on behalf of the issuing entity based upon an appraisal made at the time of origination, a broker’s price opinion based only upon exterior observation and performed prior to foreclosure, or an automated valuation model that assumes average property condition.

The cap contract is subject to counterparty risk

The assets of the issuing entity will include the cap contract which will require the counterparty thereunder to make certain payments to the issuing entity.  To the extent that distributions on the [____] Notes depend in part on payments to be received by the trust administrator under the cap contract, the ability of the trustee to make such distributions on the [___] Notes will be subject to the credit risk of the counterparty to the cap contract.  Although there will be a mechanism in place to facilitate replacement of the cap contract upon the default or credit impairment of the counterparty thereunder, there can be no assurance that any such mechanism will result in the ability of the trustee to obtain a suitable replacement cap contract.

Credit Scores may not accurately predict the performance of the mortgage loans

Credit scores are obtained by many lenders in connection with mortgage loan applications to help them assess a borrower’s creditworthiness.  Credit scores are generated by models developed by a third party which analyzed data on consumers in order to establish patterns which are believed to be indicative of the borrower’s probability of default.  The credit score is based on a borrower’s historical credit data, including, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience.  Credit scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score.  However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender (i.e., a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score).  Lenders have varying ways of analyzing credit scores and, as a result, the analysis of credit scores across the industry is not consistent.  In addition, it should be noted that credit scores were developed to indicate a level of default probability over a two year period, which does not correspond to the life of a mortgage loan.  Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general, and assess only the borrower’s past credit history.  Therefore, a credit score does not take into consideration the effect of mortgage loan characteristics (which may differ from consumer loan characteristics) on the probability of repayment by the borrower.  There can be no assurance that the credit scores of the mortgagors will be an accurate predictor of the likelihood of repayment of the related mortgage loans.

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The notes are not an obligation of the Depositor, the Seller, the Originator, the Servicer, the Indenture Trustee, the Backup Servicer or the Underwriter and they are not insured

Except for the originator’s obligation to repurchase mortgage loans for a breach of representations and warranties, the notes will not represent an interest in or obligation of the depositor, the seller, the servicer, the indenture trustee, the owner trustee, the backup servicer or the underwriter. The notes are not insured or guaranteed by the government, the underwriter, the depositor, the seller, the originator, the servicer, the indenture trustee, the owner trustee, the backup servicer or their respective affiliates or any other party.

Prepayments may limit the note rate on the Class A-4 notes due to the cap on their note rates

Disproportionate prepayments of mortgage loans with net contract rates higher than the Class A-4 note rate will increase the possibility that in certain periods the note rate for the Class A-4 notes will be the available funds rate rather than the fixed note rate. However, the Class A-4 notes will be entitled, on later payment dates, to that interest that would have accrued on those notes had the note rate not been limited to the available funds rate. We refer to that amount as the available funds cap carry-forward amount.  For more information, see “Yield Considerations” and “Description of the Notes—Interest” in this prospectus supplement.

Terrorist attacks and military action could adversely affect the yield on your notes

The terrorist attacks in the United States on September 11, 2001 suggest that there is an increased likelihood of future terrorist activity in the United States.  In addition, current political tensions and military operations in the Middle East have resulted in a significant deployment of United States military personnel in the region.  Investors should consider the possible effects of past and possible future terrorist attacks at home and abroad and any resulting military response by the United States on the delinquency, default and prepayment experience of the mortgage loans.  In accordance with the applicable servicing standard set forth in the Indenture, the servicer may defer, reduce or forgive payments and delay foreclosure proceedings in respect of mortgage loans to borrowers affected in some way by past and possible future events.

In addition, the current deployment of United States military personnel in the Middle East and the activation of a substantial number of United States military reservists and members of the National Guard may significantly increase the proportion of mortgage loans whose mortgage rates are reduced by the application of the Relief Act.  See “Legal Aspects of Mortgage Loans—Servicemembers Civil Relief” in the prospectus. Certain shortfalls in interest collection arising from the application of the Relief Act or any state law providing for similar relief will not be covered by the servicer.

[Delinquency status of the mortgage loans]

Approximately [___]% of the mortgage loans (by aggregate principal balance of the mortgage loans as of the cut-off date) are 30-59 days delinquent as of December 31, 2005.  A mortgage loan is considered to be delinquent when a payment due on any due date remains unpaid as of the close of business on the last business day immediately prior to the next monthly due date.  The determination as to whether a loan falls into this category is made as of the close of business on the last day of each month.  As a result of the inclusion of delinquent mortgage loans, the mortgage pool may bear more risk than a pool of mortgage loans without any delinquencies but with otherwise comparable characteristics.  It is possible that a delinquent mortgage loan will not ever become current or, if it does become current, that the mortgagor may become delinquent again.

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The current and historical delinquency disclosure included in this prospectus supplement regarding the mortgage loans utilizes the “OTS Method.”  In addition, delinquency information included in reports to noteholders will use the OTS Method.

Under the OTS Method, a mortgage loan is considered “30 days delinquent” if the borrower fails to make a scheduled payment prior to the close of business on the mortgage loan’s first succeeding due date.  For example, if a securitization had a closing date occurring in August and a cut-off date of August 1, a mortgage loan with a payment due on July 1 that remained unpaid as of the close of business on July 31 would be described as current as of the last day of the calendar month preceding the cut-off date.  If the July 1 payment remains unpaid as of the close of business on August 1, it would be 30 days delinquent but would not be reported as such unless such payment was not made by the close of business on August 31.  A mortgage loan would be considered “60 days delinquent” with respect to such scheduled payment if such scheduled payment were not made prior to the close of business on the mortgage loan’s second succeeding due date.

[Provide delinquency information necessary to comply with Items 1111(c) and 1100(b) of Regulation AB].

Bankruptcy proceedings could cause delays or reductions in payments to holders of notes

While [_____] intends to treat the overall transaction as a financing for accounting purposes, the transfer of mortgage loans by the seller to the depositor has been structured as a sale for contractual and legal purposes, rather than a pledge of the mortgage loans to secure indebtedness.  Notwithstanding this intent, if the seller were to become a debtor under the federal bankruptcy code, it is possible that its creditors, a bankruptcy trustee, or the seller as debtor-in-possession, may argue that its transfer of the mortgage loans was a pledge rather than a sale.  If this argument were presented to or accepted by a court, it could result in a delay in or reduction of payments to the holders of the notes.

Liquidity of the originator

The originator requires substantial capital to fund its operations.  The originator funds substantially all of its operations, including its contract production, from borrowings under lending arrangements with third parties, including an affiliate of the underwriter.

The originator’s inability to renew its existing financing facilities or arrange for new or alternative methods of financing on favorable terms may adversely affect its financial condition and, in turn, the originator’s ability to repurchase or replace any defective contract.  In addition, an adverse change in the financial condition of the originator may adversely affect the servicer’s ability to service the mortgage loans.

Transfers of servicing may result in delays in payments on the notes

If the servicing responsibilities for the issuing entity were transferred to the backup servicer, delays in collections on the mortgage loans are likely to result during the transition period.  Those delays could result in delays in payments or losses on the notes.

The notes may have limited liquidity

The underwriter has no obligation to make a secondary market in the classes of offered notes. There is therefore no assurance that a secondary market will develop or, if it develops, that it will continue. Consequently, you may not be able to sell your notes readily or at prices that will enable you to realize your desired yield.  The market values of the notes are likely to fluctuate and these fluctuations may be significant and could result in significant losses to you.

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Recent developments in the residential mortgage market in the United States and credit markets generally, have greatly reduced, and in some time periods, virtually eliminated, any liquidity for mortgage-backed securities, such as the notes.  The secondary mortgage markets are currently experiencing unprecedented disruptions resulting from, among other things, reduced investor demand for mortgage loans and mortgage-backed securities, increased investor yield requirements for those loans and securities, downgrades of the ratings of mortgage-backed securities and monoline insurers by the rating agencies and liquidations of investment portfolios, collateralized debt obligations and structured investment vehicles that contain mortgage-backed securities. Fluctuating investor confidence in the mortgage industry also will continue to contribute to an illiquid market for mortgage-backed securities, generally.  As a result, the secondary market for mortgage-backed securities is experiencing extremely limited liquidity.  These conditions may continue or worsen in the future.

There is currently no secondary market for the notes, and a secondary market may never develop.  If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.  Consequently, you may not be able to sell your notes readily or at prices that will enable you to realize your desired yield.  The market value of the notes are likely to fluctuate.  Any of these fluctuations may be significant and could result in significant losses to you.

There have been very few issuances of non-agency residential mortgage-backed securities issued since January 2008.  The absence of a market for new residential mortgage-backed securities issuances may adversely affect the marketability of the notes.  Many new criteria have been proposed by rating agencies, industry groups, Congress and the Obama Administration with respect to residential mortgage-backed securities issuances going forward.  To the extent that this transaction does not conform to those proposals, the market value of the notes may be adversely affected.

Lack of SMMEA eligibility may affect liquidity of notes

The Class [__] notes will not constitute “mortgage related securities” for purposes of SMMEA.  Accordingly, many institutions with legal authority to invest only in SMMEA securities will be not be able to invest in  those notes, thereby limiting the market for those notes. In light of the foregoing, investors should consult their own legal counsel as to whether they have the legal authority to invest in non-SMMEA securities such as those classes of notes.

This prospectus supplement describes only a portion of the mortgage loans, as of the statistical calculation date; the final pool of mortgage loans as of the cut-off date could have different characteristics

The mortgage loans that will be delivered on the closing date will have characteristics that differ somewhat from the mortgage loans in the statistical pool and described in this prospectus supplement. However, each of the mortgage loans must satisfy the eligibility criteria described under “Description of the Notes—Conveyance of Mortgage loans” in this prospectus supplement.

Application of the Servicemembers Civil Relief Act may affect the credit enhancement available to your notes

The Servicemembers Civil Relief Act of 1940, or Relief Act, provides relief to obligors who enter active military service and to obligors in reserve status who are called to active duty after the origination of their mortgage loans.  The Relief Act provides generally that an obligor who is covered by the Relief Act may not be charged interest on a mortgage loan in excess of [__]% per annum during the period of the obligor’s active duty.  These shortfalls are not required to be paid by the obligor at any future time.  The servicer is not required to advance these shortfalls as delinquent payments.  As a result, interest shortfalls on the mortgage loans due to the application of the Relief Act will reduce the amount available to make payments to the noteholders and thus, reduce the amount of excess interest available to absorb realized losses and to build or maintain the overcollateralization amount to the required level.

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The Relief Act also limits the ability of the servicer to foreclose on a mortgage loan during the obligor’s period of active duty and, in some cases, during an additional three month period thereafter.  As a result, there may be delays in payment and increased losses on the mortgage loans.  Those delays and increased losses, to the extent the overcollateralization amount is reduced to zero, will be borne by the outstanding class of notes with the lowest level of payment priority, although it will not reduce the outstanding note balance of such class.

It is unknown how many mortgage loans have been or may be affected by the application of the Relief Act.

Consequences on liquidity and payment delay because of owning book-entry notes

Limit on ability to transfer or pledge.  Since transactions in book-entry notes can be effected only through The Depository Trust Company, or DTC, participating organizations, indirect participants and certain banks, your ability to transfer or pledge a book-entry note to persons or entities that do not participate in the DTC system or otherwise to take actions in respect of those notes, may be limited due to lack of a physical note representing your note.

Delays in payments.  You may experience some delay in the receipt of payments on the book-entry notes because the payments will be forwarded by the indenture trustee to DTC, DTC will then credit the accounts of its participants and those participants will thereafter credit them to your account either directly or indirectly through indirect participants, as applicable.

Suitability of the Notes as Investments

The offered notes are not suitable investments for any investor that requires a regular or predictable schedule of monthly payments or payment on any specific date.  The offered notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment and the interaction of these factors.

[Legal Actions Pending Against the Originator, Seller, Servicer or Master Servicer or include legal actions in disclosure of each party?]

All capitalized terms used in this prospectus supplement will have the meanings assigned to them under “Description of the Notes—Glossary” or in the prospectus under “Glossary.”

USE OF PROCEEDS

The seller will transfer the mortgage loans to the depositor, the depositor will convey the mortgage loans to the issuing entity and the issuing entity will pledge the mortgage loans to the indenture trustee, in exchange for and concurrently with the delivery of the notes.  The net proceeds, after deduction of expenses, equal to approximately $[_____], from the sale of the offered notes, together with the Owner Trust Certificates, will represent the purchase price to be paid by the depositor to the seller for the mortgage loans. The seller will have acquired the Mortgage Loans prior to the sale of the Mortgage Loans to the depositor.

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[According to §229.1107(j) if expenses incurred in connection with the selection and acquisition of the pool assets are to be payable from offering proceeds, disclose the amount of such expenses.  If such expenses are to be paid to the sponsor, servicer contemplated by §229.1108(a)(2), depositor, issuing entity, originators contemplated by §229.1110, underwriter or any affiliate of the foregoing, separately identify the type and amount of expenses paid to each such party.]

LEGAL ACTION PENDING AGAINST [THE DEPOSITOR/ TRUSTEE/SPONSOR/ISSUING ENTITY AND SERVICER]

[To the extent material, insert any legal proceedings pending against the depositor ~~or~~, trustee, sponsor, issuing entity and servicer].

AFFILIATIONS, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Citigroup Mortgage Loan Trust Inc.. (the “Depositor”), is a [_______] corporation and is a direct wholly-owned subsidiary of [____________].  [According to §229.1119(b) provide information as to whether there is any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arms’ length transaction with an unrelated third party.  See §229.1119(b) for requirements.]

THE MORTGAGE POOL

The statistical information presented in this prospectus supplement relates to the mortgage loans and related mortgaged properties as of the cut-off date, as adjusted for scheduled principal payments due on or before the cut-off date whether or not received.  Prior to the issuance of the notes, mortgage loans may be removed from the mortgage pool as a result of incomplete documentation or otherwise if the depositor deems such removal necessary or desirable.  In addition, mortgage loans may be prepaid at any time.  A limited number of other mortgage loans may be included in the mortgage pool prior to the issuance of the notes unless including such mortgage loans would materially alter the characteristics of the mortgage loans in the mortgage pool as described in this prospectus supplement.

The depositor believes that the information set forth in this prospectus supplement with respect to the mortgage loans in the mortgage pool will be representative of the characteristics of the mortgage pool as it will be constituted at the time the offered notes are issued, although the range of mortgage rates and maturities and certain other characteristics of the mortgage loans may vary.

Unless otherwise noted, all statistical percentages or weighted averages set forth in this prospectus supplement are measured as a percentage of the aggregate principal balance of the mortgage loans in the mortgage pool as of the cut-off date.

The original mortgage loan schedule will be filed electronically and made available as a free writing prospectus on the SEC’s website: http://www.sec.gov.

General Description of the Mortgage Loans

The mortgage pool will consist of approximately ______ conventional, one- to four-family, adjustable-rate and fixed-rate mortgage loans, secured by first and second liens on residential real properties and having an aggregate principal balance as of the cut-off date of approximately $___________ after application of scheduled payments due on or before the cut-off date whether or not received and subject to a permitted variance of plus or minus __%.

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The mortgage loans are secured by mortgages or deeds of trust or other similar security instruments creating first or second liens on residential properties.  The mortgaged properties consist of attached, detached or semi-detached, one- to four-family dwelling units, individual condominium units and individual units in planned unit developments.  The mortgage loans will be acquired by the depositor from the seller in the manner described in this prospectus supplement, who previously acquired the mortgage loans from the originator.  [_______________] will act as the master servicer under the servicing agreement.

No mortgage loan will be more than 30 days delinquent as of the Cut-off Date.  A loan is considered to be delinquent when a payment due on any due date remains unpaid as of the close of business on the last business day immediately prior to the next monthly due date.  The determination as to whether a loan falls into this category is made as of the close of business on the last day of each month.

For a further description of the underwriting or selection criteria used to purchase the mortgage pool assets, please see “Underwriting Standards” in the prospectus.

Each mortgage loan will accrue interest at the fixed-rate or the adjustable-rate calculated as specified under the terms of the related mortgage note.  Approximately ____% of the mortgage loans are adjustable-rate mortgage loans.  Approximately ____% of the mortgage loans are fixed-rate mortgage loans.

Each fixed-rate mortgage loan has a mortgage rate that is fixed for the life of such mortgage loan.

Each adjustable-rate mortgage loan accrues interest at a mortgage rate that is adjustable.  Generally, the adjustable-rate mortgage loans provide for semi-annual adjustment to their mortgage rates; provided, however, that in the case of approximately ____%, approximately ____% and approximately ____% of the adjustable-rate mortgage loans, the first adjustment will not occur until after an initial period of approximately two years, three years and five years, respectively, from the date of origination.  Such adjustable-rate mortgage loans are referred to in this prospectus supplement as “delayed first adjustment mortgage loans.”  In connection with each mortgage rate adjustment, the adjustable-rate mortgage loans have corresponding adjustments to their monthly payment amount, in each case on each applicable adjustment date.  On each adjustment date, the mortgage rate on each adjustable-rate mortgage loan will be adjusted to equal the sum, rounded to the nearest multiple of ____%, of the index and a fixed percentage amount, or gross margin, for that mortgage loan specified in the related mortgage note.  However, the mortgage rate on each adjustable-rate mortgage loan will generally not increase or decrease by more than ____% to ____% per annum, on any related adjustment date and will not exceed a specified maximum mortgage rate over the life of the mortgage loan or be less than a specified minimum mortgage rate over the life of the mortgage loan.  Effective with the first monthly payment due on each adjustable-rate mortgage loan after each related adjustment date, the monthly payment amount will be adjusted to an amount that will amortize fully the outstanding principal balance of that mortgage loan over its remaining term and pay interest at the mortgage rate as so adjusted.  Due to the application of the periodic rate caps and the maximum mortgage rates, the mortgage rate on each adjustable-rate mortgage loan, as adjusted on any related adjustment date, may be less than the sum of the index, calculated as described in this prospectus supplement, and the related gross margin.  See “—The Index” in this prospectus supplement.  None of the adjustable-rate mortgage loans permits the related mortgagor to convert the adjustable mortgage rate thereon to a fixed mortgage rate.

Approximately ____% of the mortgage loans provide that for a period of 24, 36 or 60 months after origination, the required monthly payments are limited to accrued interest.  At the end of such period, the monthly payments on each such mortgage loan will be recalculated to provide for amortization of the principal balance by the maturity date and payment of interest at the then-current mortgage rate.

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The mortgage loans have scheduled monthly payments due on the first day of the month and that day is referred to in this prospectus supplement as the “due date.”  Each mortgage loan will contain a customary due-on-sale clause which provides that the mortgage loan must be repaid at the time of a sale of the related mortgaged property or, in the case of an adjustable-rate mortgage loan, assumed by a creditworthy purchaser of the related mortgaged property.

The mortgage loans were selected by the Seller and the Depositor using criteria established by the Seller, the Depositor, the Underwriters and the Rating Agencies.

Approximately ____% of the mortgage loans provide for payment by the mortgagor of a prepayment charge in limited circumstances on prepayments as provided in the related mortgage note.  These mortgage loans provide for payment of a prepayment charge on some partial prepayments and all prepayments in full made within a specified period generally not in excess of three years from the date of origination of the mortgage loan as provided in the related mortgage note.  Under the limited instances described under the terms of the servicing agreement, the master servicer may waive the payment of any otherwise applicable prepayment charge.  Any prepayment charges paid in respect of the mortgage loans during a prepayment period will be available to absorb realized losses on the mortgage loans or if not so required, will be distributed to the holders of the Owner Trust Certificates on the related payment date.

None of the mortgage loans are buydown mortgage loans.  A buydown mortgage loan consists of monthly payments made by the mortgagor during the buy-down period that will be less than the scheduled monthly payments on the mortgage loan, the resulting difference to be made up from: (i) funds contributed by the seller of the mortgaged property or another source and placed in the buy-down account; (ii) if the funds are contributed on a present value basis, investment earnings on the funds; or (iii) additional funds to be contributed over time by the mortgagor’s employer or another source.

The Mortgage Loans will consist of mortgages to sub-prime borrowers.  A sub-prime loan is a first-lien mortgage loan to a sub-prime borrower.  A sub-prime borrower generally has been delinquent on payments at least once during the preceding year or has a FICO score below 620.   In general, a prime mortgage loan borrower has made all mortgage payments on time during the preceding year and has a FICO score above 620.   None of the Mortgage Loans are prime mortgage loans.  Sub-prime loans are riskier than prime loans, as described in “Risk Factors—Litigation concerning [_________________].”  In “The Mortgage Pool − Underwriting Standards of the Originator” in this prospectus supplement, the underwriting standards that the Originator used in acquiring the Mortgage Loans are described.

Aggregate Mortgage Loan Statistics

The average principal balance of the mortgage loans at origination was approximately $_______.  No mortgage loan had a principal balance at origination greater than approximately $_________ or less than approximately $______.  The average principal balance of the mortgage loans as of the cut-off date was approximately $_______.  No mortgage loan had a principal balance as of the cut-off date of greater than approximately $_________ or less than approximately $______.

The mortgage loans had mortgage rates as of the cut-off date ranging from approximately ____% per annum to approximately ____% per annum, and the weighted average mortgage rate for the mortgage loans was approximately ____% per annum.

As of the cut-off date, the adjustable-rate mortgage loans had gross margins ranging from approximately ____% to approximately ____%, minimum mortgage rates ranging from approximately ____% per annum to approximately ____% per annum and maximum mortgage rates ranging from approximately ____% per annum to approximately ____% per annum.  As of the cut-off date, with respect to the adjustable-rate mortgage loans, the weighted average gross margin was approximately ____%, the weighted average minimum mortgage rate was approximately ____% per annum and the weighted average maximum mortgage rate was approximately ____% per annum.  The latest first adjustment date following the cut-off date on any adjustable-rate mortgage loan occurs in ____________ and the weighted average next adjustment date for all of the adjustable-rate mortgage loans following the cut-off date is ____________.

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The weighted average loan-to-value ratio of the mortgage loans at origination was approximately ____%.  At origination, no mortgage loan had a loan-to-value ratio greater than ____% or less than approximately ____%.  As used in this prospectus supplement, the loan-to-value ratio for any second lien mortgage loan will mean the combined loan-to-value ratio.

The weighted average remaining term to stated maturity of the mortgage loans was approximately ___ months as of the cut-off date.  None of the mortgage loans will have a first due date prior to _________ or after ___________, or will have a remaining term to stated maturity of less than ___ months or greater than ___ months as of the cut-off date.  The latest maturity date of any mortgage loan is ____________.

The mortgage loans are expected to have the following characteristics as of the cut-off date, but investors should note that the sum in any column may not equal the total indicated due to rounding:

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Principal Balances of the Mortgage Loans at Origination

Range ($)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
0.01 - 50,000.00
50,000.01 - 100,000.00
100,000.01 - 150,000.00
150,000.01 - 200,000.00
200,000.01 - 250,000.00
250,000.01 - 300,000.00
300,000.01 - 350,000.00
350,000.01 - 400,000.00
400,000.01 - 450,000.00
450,000.01 - 500,000.00
500,000.01 - 550,000.00
550,000.01 - 600,000.00
600,000.01 - 650,000.00
650,000.01 - 700,000.00
700,000.01 - 750,000.00
750,000.01 - 800,000.00
800,000.01 or greater
Total

Principal Balances of the Mortgage Loans as of the Cut-off Date

Range ($)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
0.01 - 50,000.00
50,000.01 - 100,000.00
100,000.01 - 150,000.00
150,000.01 - 200,000.00
200,000.01 - 250,000.00
250,000.01 - 300,000.00
300,000.01 - 350,000.00
350,000.01 - 400,000.00
400,000.01 - 450,000.00
450,000.01 - 500,000.00
500,000.01 - 550,000.00
550,000.01 - 600,000.00
600,000.01 - 650,000.00
650,000.01 - 700,000.00
700,000.01 - 750,000.00
750,000.01 - 800,000.00
800,000.01 or greater
Total

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Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
4.500 - 4.999
5.000 - 5.499
5.500 - 5.999
6.000 - 6.499
6.500 - 6.999
7.000 - 7.499
7.500 - 7.999
8.000 - 8.499
8.500 - 8.999
9.000 - 9.499
9.500 - 9.999
10.000 - 10.499
10.500 - 10.999
11.000 - 11.499
11.500 - 11.999
12.000 - 12.499
12.500 - 12.999
13.000 - 13.499
Total

Original Terms to Stated Maturity of the Mortgage Loans

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
120
180
240
300
360
Total

Remaining Terms to Stated Maturity of the Mortgage Loans

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
109 - 120
169 - 180
229 - 240
289 - 300
349 - 360
Total

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Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Less than or equal to 30.00
30.01 - 35.00
35.01 - 40.00
40.01 - 45.00
45.01 - 50.00
50.01 - 55.00
55.01 - 60.00
60.01 - 65.00
65.01 - 70.00
70.01 - 75.00
75.01 - 80.00
80.01 - 85.00
85.01 - 90.00
90.01 - 95.00
95.01 - 100.00
Total

Occupancy Status of the Mortgage Loans(1)

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Primary
Investment
Second Home
Total
___________________
(1)	Occupancy as represented by the mortgagor at the time of origination.

Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Refinance-Cash out
Purchase
Refinance-Rate Term
Total

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Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Single Family Residence
Planned Unit Development
Condo
2-4 Family
Modular Home
Total

Documentation Types of the Mortgage Loans(1)

Documentation Level	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Full Documentation
Stated Documentation
Limited Documentation
Total
___________________
(1)	For a description of the loan programs, see “The Mortgage Pool—Underwriting Standards of the Originator” in this prospectus supplement.

Risk Categories of the Mortgage Loans(1)

Risk Categories	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
AA
A+
A-
B
C
C-
Total
___________________
(1)	For a description of the risk categories, see “The Mortgage Pool—Underwriting Standards of the Originator” in this prospectus supplement.

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Types of Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate
ARM-2 Year/6 Month
ARM-3 Year/6 Month
ARM-5 Year/6 Month
Interest Only ARM-2 Year/6 Month
Interest Only ARM-3 Year/6 Month
Total

Geographic Distribution of the Mortgaged Properties of Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
California
Florida
New York
New Jersey
Massachusetts
Illinois
Arizona
Texas
Maryland
Washington
Nevada
Virginia
Colorado
Pennsylvania
Hawaii
Other
Total

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Gross Margins of the Mortgage Loans

Range of Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate Loans
2.500 - 2.749
2.750 - 2.999
3.250 - 3.499
3.500 - 3.749
3.750 - 3.999
4.000 - 4.249
4.250 - 4.499
4.500 - 4.749
5.000 - 5.249
5.250 - 5.499
5.500 - 5.749
5.750 - 5.999
6.000 - 6.249
6.250 - 6.499
6.500 - 6.749
6.750 - 6.999
7.000 - 7.249
7.250 - 7.499
7.500 - 7.749
7.750 - 7.999
8.000 - 8.249
8.250 - 8.499
8.750 - 8.999
Total

Next Adjustment Date for the Mortgage Loans

Next Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate Loans
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
[____________]
Total

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Maximum Mortgage Rates for the Mortgage Loans

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate Loans
11.500 - 11.999
12.000 - 12.499
12.500 - 12.999
13.000 - 13.499
13.500 - 13.999
14.000 - 14.499
14.500 - 14.999
15.000 - 15.499
15.500 - 15.999
16.000 - 16.499
16.500 - 16.999
17.000 - 17.499
17.500 - 17.999
18.000 - 18.499
18.500 - 18.999
19.000 - 19.499
Total

Minimum Mortgage Rates for the Mortgage Loans

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate Loans
4.500 - 4.999
5.000 - 5.499
5.500 - 5.999
6.000 - 6.499
6.500 - 6.999
7.000 - 7.499
7.500 - 7.999
8.000 - 8.499
8.500 - 8.999
9.000 - 9.499
9.500 - 9.999
10.000 - 10.499
10.500 - 10.999
11.000 - 11.499
11.500 - 11.999
12.000 - 12.499
Total

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Initial Periodic Rate Caps of the Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate Loans
1.000
1.500
Total

Subsequent Periodic Rate Caps of the Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
Fixed Rate Loans
1.000
1.500
Total

Prepayment Terms of the Mortgage Loans

Prepayment Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
0
12
24
36
Total

Lien Position of the Mortgage Loans

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
1st Lien
2nd Lien
Total

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Credit Scores of the Mortgage Loans

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	% Of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Credit Score
500 - 524
525 - 549
550 - 574
575 - 599
600 - 624
625 - 649
650 - 674
675 - 699
700 - 724
725 - 749
750 - 774
775 - 799
800 or greater
Total

Delinquency and Loss Information

[[No] Mortgage Loan is currently more than 30 days delinquent and [no] mortgage loan has been 30 or more days delinquent since origination.]

[The following table sets forth the historical delinquency experience of the related mortgage loans. The historical delinquency information is based on the delinquency of each mortgage loan over a period equal to the lesser of (1) the time since the origination of the mortgage loan, (2) the past three years or (3) the period for which information is known or reasonably available to the depositor.  The mortgage loans have been categorized in the following table based on the longest period of delinquency during the period on which the table is based.  None of the mortgage loans has been 120 or more days delinquent during the period on which the table is based.]

Historical Delinquency of the Mortgage Loans

Historical Delinquency	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Adjusted Original Loan-to-Value Ratio	Weighted Average Credit Score
Never Delinquent	[__]	$ [__]	[__]%	$ [__]	[__]%	[__]%	[__]%	[__]
30-59 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
60-89 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
90-119 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Total	[__]	$ [__]	100.00%	$ [__]	[__]%	[__]%	[__]%	[__]

The following table sets forth the delinquency status of the mortgage loans as of the cut-off date.

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Delinquency Status of the Mortgage Loans as of the Cut-off Date

Historical Delinquency	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Weighted Average Mortgage Rate	Weighted Average Original Loan-to-Value Ratio	Weighted Average Adjusted Original Loan-to-Value Ratio	Weighted Average Credit Score
Current	[__]	$ [__]	[__]%	$ [__]	[__]%	[__]%	[__]%	[__]
30-59 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
60-89 Days	[__]	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Total	[__]	$ [__]	100.00%	$ [__]	[__]%	[__]%	[__]%	[__]

*	None of the mortgage loans is 90 or more days delinquent as of the cut-off date.

With respect to any mortgage loan, delinquencies are determined and reported as follows: a mortgage loan would be 30-days delinquent with respect to a monthly payment due on a due date if such monthly payment is not made by the close of business on the last business day prior to the next due date, and a mortgage loan would be 60-days delinquent with respect to such monthly payment if such monthly payment were not made by the last business day prior to the mortgage loan’s second succeeding due date and so on.

Credit Scores

Credit scores are statistical credit scores obtained by many mortgage lenders in connection with the loan application to help assess a borrower’s creditworthiness.  Credit scores are generated by models developed by a third party and are made available to lenders through three national credit bureaus. The models were derived by analyzing data on consumers in order to establish patterns which are believed to be indicative of the borrower’s probability of default. The credit score is based on a borrower’s historical credit data, including, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience.  Credit scores range from approximately ___ to approximately ___, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score.  However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, it should be noted that credit scores were developed to indicate a level of default probability over a two-year period which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a credit score does not take into consideration the effect of mortgage loan characteristics on the probability of repayment by the borrower. None of the seller, the master servicer, the indenture trustee, the owner trustee, the underwriters or the depositor make any representations or warranties as to the actual performance of any mortgage loan or that a particular credit score should be relied upon as a basis for an expectation that the borrower will repay the mortgage loan according to its terms.

The Index

As of any adjustment date, the index applicable to the determination of the mortgage rate on substantially all of the adjustable-rate mortgage loans will be the average of the interbank offered rates for six-month United States dollar deposits in the London market as published in The Wall Street Journal and as most recently available as specified in the related mortgage note either as of the first business day 45 days prior to that adjustment date or as of the first business day of the month preceding the month of the adjustment date.

S-42

In the event that the index becomes unavailable or otherwise unpublished, the master servicer will select a comparable alternative index over which it has no direct control and which is readily verifiable.

Legal and Regulatory Provisions

[Insert information required by §229.1111(a)(6) regarding legal or regulatory provisions that may materially affect pool asset performance or payments.]

Claims on Pool Assets

[Describe any material direct or contingent claim that parties other than holders of the notes have on any pool assets pursuant to §229.1111(f).  Also, describe any material cross-collateralization or cross-default provisions relating to the pool assets.]

STATIC POOL INFORMATION

The Depositor has made available, on its internet website located at https://www2.citimortgage.com/Remic/securitydata.do?DATA_SELECTION=abReportsShelf, static pool information about previously originated loans of the originator beginning in 2001, which information is incorporated by reference into this prospectus supplement.  The static pool information includes (i) information about the characteristics of the previously originated mortgage loans and (ii) delinquency, loss and prepayment information about such mortgage loans in quarterly increments through [___________].  The static pool information about prior securitized pools of mortgage loans of the originator that were established before January 1, 2006 is not deemed to be a part of this prospectus supplement, the prospectus or the related registration statement.

There can be no assurance that the rates of delinquencies, losses and prepayments experienced by the prior securitized pools will be comparable to delinquencies, losses and prepayments expected to be experienced by the mortgage loans owned by the issuing entity.

THE ORIGINATOR

The information set forth in the following paragraphs with regard to the originator and the originator’s underwriting standards has been provided by the originator.

[Underwriting guidelines to be provided by the Originator in accordance with §229.1110 of Regulation AB].

[Disclosure provided by the Originator regarding types of exceptions to underwriting guidelines and statistical data regarding the exceptions to the extent material.]

THE SPONSOR

The information set forth in the following paragraphs has been provided by [_____________].

[Information to be provided by the Sponsor in accordance with §229.1104 of Regulation AB].

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[Description of any prior securitizations organized by the sponsor which have experienced an event of default, early amortization or triggering event as required pursuant to Items 1104(c) and 1106 of Regulation AB].

THE DEPOSITOR

Citigroup Mortgage Loan Trust Inc., a Delaware corporation, is the depositor of the transaction.  The depositor was organized on ~~[______]~~July 16, 2003 and is an affiliate of Citigroup Global Markets Inc.  The depositor maintains its principal office at 390 Greenwich Street, New York, New York 10013, Attention: Mortgage Finance Group.  Its telecopy number is (212) 723-8604)1285.

The depositor has been engaged in the securitization of mortgage loans since its incorporation in [________].  The depositor is generally engaged in the business of acting as a depositor of one or more trust funds that may issue or cause to be issued, sell and deliver bonds or other evidences of indebtedness or notes of interest that are secured by, or represent an interest in mortgage loans.  The depositor typically acquires mortgage loans and other assets for inclusion in securitizations from the sponsor.

The certificate of incorporation of the depositor provides that the depositor may not conduct any activities other than those related to the issue and sale of one or more series of securities and to act as depositor of trusts that may issue and sell securities.

[Description of any prior securitizations organized by the depositor which have experienced an event of default, early amortization or triggering event as required pursuant to Items 1104(c) and 1106 of Regulation AB].

After the issuance of the notes, the depositor will have limited or no obligations with respect to the notes and the trust fund.  Those obligations may include cure, repurchase or substitution obligations relating to breaches of representations and warranties, if any, that the depositor makes with respect to the mortgage loans, to arrange for the cap contract or replacement instruments to be included in the issuing entity, to appoint replacements to certain transaction participants, to prepare and file and required reports under the Securities Exchange Act of 1934, as amended, to provide notices to certain parties under the Indenture or to provide requested information to the various transaction participants.

The depositor does not have, nor is it expected in the future to have, any significant assets.  We do not expect that the depositor will have any business operations other than acquiring and pooling residential mortgage loans, mortgage securities and agency securities, offering mortgage-backed or other asset-backed securities, and related activities.

THE ISSUING ENTITY

Citigroup Mortgage Loan Trust [_____] is a statutory trust formed under the laws of the State of Delaware pursuant to the trust agreement, dated as of [_____________], as amended and restated on the closing date, among the depositor, the owner trustee and the certificate registrar for the transactions described in this prospectus supplement.  The trust agreement and the amended and restated trust agreement constitute the “governing instrument” under the laws of the State of Delaware relating to statutory trusts.  After its formation, the issuing entity will not engage in any activity other than (i) acquiring and holding the mortgage loans and the proceeds therefrom, (ii) issuing the offered notes and the Owner Trust Certificates, (iii) making payments on the offered notes and the Owner Trust Certificates and (iv) engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith.  The issuing entity is not expected to have any significant assets other than the issuing entity pledged as collateral to secure the offered notes.  The assets of the issuing entity will consist of the mortgage loans pledged to secure the notes and any payments received under the cap contracts for the benefit of the holders of the offered notes.  The issuing entity’s principal offices are in Wilmington, Delaware, in care of Wilmington Trust Company, as owner trustee.

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YIELD CONSIDERATIONS

General Prepayment Considerations

The yields to maturity of the offered notes will be sensitive to defaults on the mortgage loans.  If a purchaser of an offered note calculates its anticipated yield based on an assumed rate of default and amount of losses that is lower than the default rate and amount of losses actually incurred, its actual yield to maturity may be lower than that so calculated.  In general, the earlier a loss occurs, the greater the effect on an investor’s yield to maturity.  There can be no assurance as to the delinquency, foreclosure or loss experience with respect to the mortgage loans.  Because the mortgage loans were underwritten in accordance with standards less stringent than those generally acceptable to Fannie Mae and Freddie Mac with regard to a borrower’s credit standing and repayment ability, the risk of delinquencies with respect to, and losses on, the mortgage loans will be greater than that of mortgage loans underwritten in accordance with Fannie Mae and Freddie Mac standards.

The rate of principal payments, the aggregate amount of payments and the yields to maturity of the offered notes will be related to the rate and timing of payments of principal on the mortgage loans.  The rate of principal payments on the adjustable-rate mortgage loans will in turn be affected by the amortization schedules of such mortgage loans as they change from time to time to accommodate changes in the mortgage rates and by the rate of principal prepayments thereon (including for this purpose, payments resulting from refinancings, liquidations of the mortgage loans due to defaults, casualties, condemnations and repurchases, whether optional or required).  The mortgage loans may be prepaid by the mortgagors at any time; however, as described under “The Mortgage Pool” in this prospectus supplement, with respect to approximately ____% of the mortgage loans (by aggregate principal balance as of the cut-off date), a prepayment may subject the related mortgagor to a prepayment charge.

Prepayments, liquidations and repurchases of the mortgage loans will result in payments in respect of principal to the holders of the class or classes of offered notes then entitled to receive payments that otherwise would be paid over the remaining terms of the mortgage loans. Since the rates of payment of principal on the mortgage loans will depend on future events and a variety of factors, no assurance can be given as to that rate or the rate of principal prepayments.  The extent to which the yield to maturity of any class of offered notes may vary from the anticipated yield will depend upon the degree to which the offered notes are purchased at a discount or premium and the degree to which the timing of payments on the offered notes is sensitive to prepayments on the mortgage loans.  Further, an investor should consider, in the case of any offered note purchased at a discount, the risk that a slower than assumed rate of principal payments on the mortgage loans could result in an actual yield to the investor that is lower than the anticipated yield.  In the case of any offered note purchased at a premium, investors should consider the risk that a faster than assumed rate of principal payments could result in an actual yield to the investor that is lower than the anticipated yield.

It is highly unlikely that the mortgage loans will prepay at any constant rate until maturity or that all of the mortgage loans will prepay at the same rate.  Moreover, the timing of prepayments on the mortgage loans may significantly affect the yield to maturity on the offered notes, even if the average rate of principal payments experienced over time is consistent with an investor’s expectation.  In most cases, the earlier a prepayment of principal is made on the mortgage loans, the greater the effect on the yield to maturity of the offered notes.  As a result, the effect on an investor’s yield of principal payments occurring at a rate higher or lower than the rate assumed by the investor during the period immediately following the issuance of the offered notes would not be fully offset by a subsequent like reduction or increase in the rate of principal payments.

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The rate of payments, including prepayments, on pools of mortgage loans is influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors’ housing needs, job transfers, unemployment, mortgagors’ net equity in the mortgaged properties and servicing decisions.  If prevailing mortgage rates fall significantly below the mortgage rates on the mortgage loans, the rate of prepayment and refinancing would be expected to increase. Conversely, if prevailing mortgage rates rise significantly above the mortgage rates on the mortgage loans, the rate of prepayment on the mortgage loans would be expected to decrease.  The prepayment experience of the delayed first adjustment mortgage loans may differ from that of the other mortgage loans.  The delayed first adjustment mortgage loans may be subject to greater rates of prepayments as they approach their initial adjustment dates even if market interest rates are only slightly higher or lower than the mortgage rates on the delayed first adjustment mortgage loans as borrowers seek to avoid changes in their monthly payments.  In addition, the existence of the applicable periodic rate caps, maximum mortgage rates and minimum mortgage rates with respect to the adjustable-rate mortgage loans may affect the likelihood of prepayments resulting from refinancings.  There can be no certainty as to the rate of prepayments on the mortgage loans in the mortgage pool during any period or over the life of the notes.  Furthermore, the interest-only feature of the interest only mortgage loans may reduce the perceived benefits of refinancing to take advantage of lower market interest rates or to avoid adjustments in the mortgage rates.  However, as a mortgage loan with such a feature nears the end of its interest-only period, the borrower may be more likely to refinance the mortgage loan, even if market interest rates are only slightly less than the mortgage rate in order to avoid the increase in the monthly payments to amortize the mortgage loan over its remaining life. See “Yield Considerations” and “Maturity and Prepayment Considerations” in the prospectus.

Because principal payments prior to the Stepdown Date or when a Trigger Event is in effect are paid to more senior classes of offered notes before other classes, holders of classes of offered notes having a later payment priority bear a greater risk of losses than holders of classes having earlier payment priorities.  As a result, the notes having later priority will represent an increasing percentage of the obligations of the issuing entity during the period prior to the commencement of payments of principal on these notes. As described under “Description of the Notes—Principal Payments on the Offered Notes” in this prospectus supplement, prior to the Stepdown Date, all principal payments on the mortgage loans will be allocated to the related Class A Notes. Thereafter, as further described in this prospectus supplement, during certain periods, subject to certain triggers described in this prospectus supplement, all principal payments on the mortgage loans will be allocated to the offered notes in the priorities described under “Description of the Notes—Principal Payments on the Offered Notes” in this prospectus supplement.

Defaults on mortgage loans may occur with greater frequency in their early years.  In addition, default rates may be higher for mortgage loans used to refinance an existing mortgage loan.  In the event of a mortgagor’s default on a mortgage loan, there can be no assurance that recourse will be available beyond the specific mortgaged property pledged as security for repayment or that the value of the mortgaged property will be sufficient to cover the amount due on the mortgage loan.  Any recovery made on a defaulted mortgage loan will have the same effect on the holders of the offered notes as a prepayment of those mortgage loans.  See “The Mortgage Pool—Underwriting Standards of the Originator” in this prospectus supplement.

Shortfalls in Collections of Interest

When a principal prepayment in full is made on a mortgage loan, the mortgagor is charged interest only for the period from the due date of the preceding monthly payment up to the date of the prepayment, instead of for a full month.  When a partial principal prepayment is made on a mortgage loan, the mortgagor is not charged interest on the amount of the prepayment for the month in which the prepayment is made.  In addition, the application of the Relief Act to any mortgage loan will adversely affect, for an indeterminate period of time, the ability of the master servicer to collect full amounts of interest on mortgage loans affected by application of the Relief Act.  The master servicer is obligated to pay those interest shortfalls attributable to full and partial prepayments by the mortgagors on the mortgage loans, but only to the extent of its aggregate servicing fee for the related due period.  Accordingly, the effect of any principal prepayments on the mortgage loans, to the extent that Prepayment Interest Shortfalls exceed Compensating Interest or any shortfalls resulting from the application of the Relief Act will be to reduce the aggregate amount of interest collected that is available for payment to noteholders.

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Any of these shortfalls will be allocated in reduction of the Net Monthly Excess Cashflow for such payment date.  See “Legal Aspects of the Mortgage Loans—Servicemembers Civil Relief Act” in the prospectus.

Special Yield Considerations

The mortgage rates on the fixed-rate mortgage loans are fixed and will not vary with any index whereas the mortgage rates on substantially all of the adjustable-rate mortgage loans adjust semi-annually based upon six-month LIBOR, subject to periodic and lifetime limitations and generally after an initial period of two, three or five years after origination.  The interest due on the mortgage loans during any Due Period, net of fees and expenses of the issuing entity, may not equal the amount of interest that would accrue at one-month LIBOR plus the applicable margin on the related class of offered notes during the related Interest Accrual Period.  In addition, six-month LIBOR and one-month LIBOR may respond differently to economic and market factors.  Thus, it is possible, for example, that if both one-month LIBOR and six-month LIBOR rise during the same period, one-month LIBOR may rise more rapidly than six-month LIBOR, potentially resulting in the application of the related rate cap on the related class of offered notes.  Application of the related rate cap would adversely affect the yield to maturity on the offered notes.  In addition, the rate cap for each class of offered notes will be reduced by the prepayment of related mortgage loans with mortgage rates that are higher relative to the other mortgage rates.

If the Note Rate on any class of offered notes is limited by the related rate cap for any payment date, the resulting basis risk shortfalls may be recovered by the holders of such notes on such payment date or on future payment dates, to the extent that on such payment date or future payment dates there are any available funds remaining after certain other payments on the offered notes and the payment of certain fees and expenses of the issuing entity.  The ratings on the offered notes will not address the likelihood of any such recovery of basis risk shortfalls by holders of those notes.

In general, a slower than anticipated rate of principal prepayments will extend the weighted average lives of the notes.

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Final Stated Maturity Date

The final stated maturity date, with respect to the Class A-1 notes; [______________], with respect to the Class A-2 notes; [______________], with respect to the Class A-3 notes; and [______________], with respect to the Class A-4 notes.  The final stated maturity date in each case is the final stated maturity date in the month following the month of the latest scheduled maturity date of any of the mortgage loans.  Since the rate of payment (including prepayments) of principal on the mortgage loans can be expected to exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the disposition of the last remaining mortgage loan may be earlier, and could be substantially earlier, than the final stated maturity date.

Weighted Average Lives

Weighted average life refers to the amount of time that will elapse from the date of issuance of a security until each dollar of principal of that security will be repaid to the investor.  The weighted average life of the offered notes will be influenced by the rate at which principal on the mortgage loans is paid, which may be in the form of scheduled payments or prepayments (including repurchases and prepayments of principal by the borrower as well as amounts received by virtue of condemnation, insurance or foreclosure with respect to the mortgage loans) and the timing thereof.

Prepayments on mortgage loans are commonly measured relative to a prepayment standard or model. The model used in this prospectus supplement (referred to as the Prepayment Assumption in this prospectus supplement) assumes:

(i)           in the case of the fixed-rate mortgage loans, ____% of the Fixed-Rate Prepayment Vector.  The Fixed-Rate Prepayment Vector assumes a constant prepayment rate, or CPR, of approximately ____% per annum in the first month of the life of such mortgage loans and an additional approximately ____% (precisely ____%) per annum in each month thereafter until the 12th month.  Beginning in the 12th month and in each month thereafter during the life of such mortgage loans, the Fixed-Rate Prepayment Vector assumes a CPR of ____% per annum; and

(ii)           in the case of the adjustable-rate mortgage loans, ____% of the Adjustable-Rate Prepayment Vector.  The Adjustable-Rate Prepayment Vector assumes (a) a CPR of ____% per annum in the first month of the life of such mortgage loans and an additional approximately ____% (precisely ____%) per annum in each month thereafter until the 12th month.  Beginning in the 12th month and in each month thereafter until the 22nd month, the Adjustable-Rate Prepayment Vector assumes a CPR of ____% per annum, (b) beginning in the 23rd month and in each month thereafter until the 27th month, a CPR of ____% per annum, and (c) beginning in the 28th month and in each month thereafter during the life of such mortgage loans, the Adjustable-Rate Prepayment Vector assumes a CPR of ____% per annum.  However, the prepayment rate will not exceed ____% CPR per annum in any period for any percentage of the Adjustable-Rate Prepayment Vector.

CPR is a prepayment assumption that represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.  The model does not purport to be either an historical description of the prepayment experience of any pool of mortgage loans or a prediction of the anticipated rate of prepayment of any mortgage loans, including the mortgage loans to be included in the issuing entity.

Each of the Prepayment Scenarios in the table below assumes the respective percentages of the applicable prepayment vector.

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The tables entitled “Percent of Original Note Balance Outstanding” in this prospectus supplement indicate the percentage of the initial Note Balance of the offered notes that would be outstanding after each of the dates shown at various percentages of the percentage of the Prepayment Assumption and the corresponding weighted average lives of these notes.  The tables are based on the following assumptions:

(a)	the mortgage pool consists of mortgage loans with the characteristics set forth in Annex II of this prospectus supplement;

(b)	the cut-off date for the mortgage loans is ________, 200__;

(c)	payments on the offered notes are received, in cash, on the 25th day of each month, commencing in ____________ 200__;

(d)	the mortgage loans prepay at the percentages of the applicable prepayment vector indicated in the applicable Prepayment Scenario;

(e)
no defaults or delinquencies occur in the payment by mortgagors of principal and interest on the mortgage loans and no shortfalls due to the application of the Relief Act or similar state laws are incurred;

(f)
none of [________________], the master servicer or any other person purchases from the issuing entity any mortgage loan under any obligation or option under any agreement, except as indicated in the second footnote to the tables entitled “Percent of Original Note Balance Outstanding”;

(g)
scheduled monthly payments on the mortgage loans are received on the first day of each month commencing in ________ 200__, and are computed prior to giving effect to any prepayments received in the prior month (except for the interest only mortgage loans);

(h)	prepayments representing payment in full of individual mortgage loans are received on the last day of each month commencing in _______ 200__, and include 30 days’ interest on the mortgage loan;

(i)
the scheduled monthly payment for each mortgage loan (and for each interest only mortgage loan following its initial interest only period) is calculated based on its principal balance, mortgage rate, original term to stated maturity and remaining term to stated maturity so that the mortgage loan will amortize in amounts sufficient to repay the remaining principal balance of the mortgage loan by its remaining term to stated maturity;

(j)	the notes are purchased on _________, 200__;

(k)
six-month LIBOR remains constant at _______% per annum and the mortgage rate on each adjustable-rate mortgage loan is adjusted on the next adjustment date and on subsequent adjustment dates, if necessary, to equal the index plus the applicable gross margin, subject to the applicable periodic rate cap and lifetime limitations;

(l)	one-month LIBOR remains constant at ____% per annum;

(m)
the monthly payment on each adjustable-rate mortgage loan is adjusted on the due date immediately following the next adjustment date and on subsequent adjustment dates, if necessary, to equal a fully amortizing monthly payment;

(n)	none of the mortgage loans are balloon loans; and

(o)	the aggregate of the Servicing Fee Rate and the Indenture Trustee Fee Rate is equal to ____% per annum.

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Prepayment Scenarios(1)

	I	II	III	IV	V	VI	VII
Adjustable-Rate Mortgage Loans:	____%	____%	____%	____%	____%	____%	____%
Fixed-Rate Mortgage Loans:	____%	____%	____%	____%	____%	____%	____%
_______________
(1)	Percentages of the Fixed-Rate Prepayment Vector in the case of the fixed-rate mortgage loans and the Adjustable-Rate Prepayment Vector in the case of the adjustable-rate mortgage loans.

There will be discrepancies between the characteristics of the actual mortgage loans in the mortgage pool and the characteristics assumed in preparing the tables entitled “Percent of Original Note Balance Outstanding” in this prospectus supplement. Any discrepancy may have an effect upon the percentages of the initial Note Balance outstanding, and the corresponding weighted average lives, of the offered notes set forth in the tables. In addition, since the actual mortgage loans included in the mortgage pool will have characteristics that differ from those assumed in preparing the tables and since it is not likely the level of six-month LIBOR or one-month LIBOR will remain constant as assumed, the offered notes may mature earlier or later than indicated by the tables.  In addition, as described under “Description of the Notes—Principal Payments on the Offered Notes” in this prospectus supplement, the occurrence of the Stepdown Date or a Trigger Event, will have the effect of accelerating or decelerating the amortization of the offered notes, affecting the weighted average lives of such offered notes.  Neither the prepayment model used in this prospectus supplement nor any other prepayment model or assumption purports to be an historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of mortgage loans, including the mortgage loans included in the mortgage pool.  Variations in the prepayment experience and the principal balance of the mortgage loans that prepay may increase or decrease the percentages of initial Note Balances, and corresponding weighted average lives, shown in the following tables.  These variations may occur even if the average prepayment experience of all the mortgage loans included in the mortgage pool equals any of the specified percentages of the percentage of the prepayment assumption shown in the immediately following tables.

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Percent of Original Note Balance Outstanding

	Class A-[__] Prepayment Scenario
Payment Date	I	II	III	IV	V	VI	VII
Initial Percentage	100%	100%	100%	100%	100%	100%	100%
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
Weighted Average Life (years) to Maturity(1)
Weighted Average Life (years) to Optional Termination(1)(2)
_________________________
(1)
The weighted average life of a note is determined by (a) multiplying the amount of each payment of principal by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the initial Note Balance of the note.

(2)
Assumes the master servicer exercises its option to purchase the mortgage loans on the earliest possible payment date on which it is permitted to exercise this option.  See “Indenture—Optional Redemption” in this prospectus supplement.

*	If applicable, indicates a number that is greater than zero but less than 0.5%.

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DESCRIPTION OF THE NOTES

General Description of the Notes

The Citigroup Mortgage Loan Trust Notes, Series [___], will consist of the Class A-1 notes, the Class A-2 notes, the Class A-3 notes, the Class A-4 notes, each of which is being offered by this prospectus supplement.

Payments on the offered notes will be made on each payment date which will be the 15th day of each month, or, if that day is not a business day, on the next succeeding business day, beginning in [____________].

The Owner Trust Certificates, which are not offered hereby, will only be entitled to payments after all required payments have been made on the offered notes.

Each class of offered notes will have the initial note balances (subject to the permitted variance), and note rate as set forth in the table appearing in the summary of this prospectus supplement.

The offered notes will be issued, maintained and transferred on the book-entry records of the Depository Trust Company, or DTC, and its participants in minimum denominations of $[______] and integral multiples of $1.00 in excess thereof.  If the use of book-entry facilities for the offered notes is terminated, which may occur under the limited circumstances described under “—Book-Entry Notes” below, then any definitive notes issued in respect of the offered notes will be transferable and exchangeable at the offices of the indenture trustee designated for such purposes.  No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

All payments to holders of the offered notes will be made by the indenture trustee to the persons in whose names such notes are registered at the close of business on each Record Date, which will be DTC or its nominee unless definitive notes are issued.  The Record Date for each payment date (i) with respect to the offered notes will be the close of business on the business day immediately preceding such payment date (so long as the offered notes are book-entry notes) and (ii) with respect to any definitive notes, will be the close of business on the last business day of the month preceding the month in which such payment date occurs.  Such payments will be made by wire transfer in immediately available funds to the account of each noteholder specified in writing to the indenture trustee at least five business days prior to the relevant Record Date by such holder of notes or, if such instructions are not received, then by check mailed to the address of each such noteholder as it appears in the note register.  The final payment on any class of notes will be made in like manner, but only upon presentment and surrender of such notes at the offices of the indenture trustee designated for such purposes or such other location specified in the notice to noteholders of such final payment.  As of the closing date, the indenture trustee designates the office of its agent located at c/o DTC Transfer Agent Services, 55 Water Street, Jeanette Park Entrance, New York, New York 10041 for such purposes.

Fees and Expenses of the Issuing Entity

The  master servicer, trustee [and other parties] will receive compensation, to be paid from the amounts received from the Mortgage Loans, in exchange for their services on behalf of the issuing entity, prior to payments to noteholders, as set forth in the following table:

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Party	Purpose	Amount of Fee	Frequency

[_________]	Master Servicer	[______]%*	Monthly
[_________]	Indenture Trustee	[______]%*	Monthly
[Insert other parties as applicable]	[ ]	[______]%*	Monthly
[_________]	Owner Trustee	[______]	[______]
_____
*Per annum rate based on the aggregate principal balance of the Mortgage Loans in the issuing entity for such payment date.

Book-Entry Notes

The offered notes will be book-entry notes.  Persons acquiring beneficial ownership interests in the book-entry notes are referred to as note owners and will hold their notes through DTC in the United States, or, upon request, through Clearstream Banking Luxembourg, or Clearstream, formerly known as Cedelbank SA, or the Euroclear System, or Euroclear, in Europe if they are participants of these systems, or indirectly through organizations which are participants in these systems.  The book-entry notes will be issued in one or more notes which equal the aggregate note balance of such notes and will initially be registered in the name of Cede & Co., the nominee of DTC.  Clearstream and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank will act as depositary for Clearstream and JP Morgan Chase Bank will act as depositary for Euroclear.  Citibank and JP Morgan Chase Bank are referred to individually as the Relevant Depositary and together as the European Depositaries.  Investors may hold such beneficial interests in the book-entry notes in minimum denominations of $[______].  Except as described below, no note owner acquiring a book-entry note will be entitled to receive a physical, or definitive, note representing such note.  Unless and until definitive notes are issued, it is anticipated that the only noteholder of the offered notes will be Cede & Co., as nominee of DTC.  Note owners will not be noteholders as that term is used in the indenture.  Note owners are only permitted to exercise their rights indirectly through DTC and DTC participants.

The note owner’s ownership of a book-entry note will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary that maintains the note owner’s account for such purpose.  In turn, the financial intermediary’s ownership of such book-entry note will be recorded on the records of DTC, or of a participating firm that acts as agent for the financial intermediary, whose interest will in turn be recorded on the records of DTC, if the beneficial owner’s financial intermediary is not a DTC participant and on the records of Clearstream or Euroclear, as appropriate.

Note owners will receive all payments of principal of, and interest on, the book-entry notes from the indenture trustee through DTC and DTC participants.  While the book-entry notes are outstanding and except under the circumstances described below, under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among DTC participants on whose behalf it acts with respect to the book-entry notes and is required to receive and transmit payments of principal of, and interest on, the book-entry notes.  DTC participants and indirect participants with whom note owners have accounts with respect to book-entry notes are similarly required to make book-entry transfers and receive and transmit such payments on behalf of their respective note owners.  Accordingly, although note owners will not possess notes representing their respective interests in the book-entry notes, the rules of DTC provide a mechanism by which note owners will receive payments and will be able to transfer their interest.

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Note owners will not receive or be entitled to receive notes representing their respective interests in the book-entry notes, except under the limited circumstances described below.  Unless and until definitive notes are issued, note owners who are not DTC participants may transfer ownership of book-entry notes only through DTC participants and indirect participants by instructing such DTC participants and indirect participants to transfer book-entry notes, by book-entry transfer, through DTC for the account of the purchasers of such book-entry notes, which account is maintained with their respective DTC participants.  Under the rules of DTC and in accordance with DTC’s normal procedures, transfers of ownership of book-entry notes will be executed through DTC and the accounts of the respective DTC participants at DTC will be debited and credited.  Similarly, the DTC participants and indirect participants will make debits or credits, as the case may be, on their records on behalf of the selling and purchasing note owners.

Because of time zone differences, credits of securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date.  Such credits or any transactions in such securities settled during such processing will be reported to the relevant Euroclear participants or Clearstream participants on such business day.  Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream participant or Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Transfers between DTC participants will occur in accordance with the rules of DTC.  Transfers between Clearstream participants and Euroclear participants will occur in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the Relevant Depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines according to European time.  The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the Relevant Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC.  Clearstream participants and Euroclear participants may not deliver instructions directly to the European Depositaries.

DTC, which is a New York-chartered limited purpose trust company, performs services for its DTC participants, some of which and/or their representatives own DTC.  In accordance with its normal procedures, DTC is expected to record the positions held by each DTC participant in the book-entry notes, whether held for its own account or as a nominee for another person.  In general, beneficial ownership of book-entry notes will be subject to the rules of DTC, as in effect from time to time.

Clearstream, 67 Bd Grande-Duchesse Charlotte, L-1331 Luxembourg, was incorporated in 1970 as a limited company under Luxembourg law.  Clearstream is owned by banks, securities dealers and financial institutions, and currently has about 100 shareholders, including U.S. financial institutions or their subsidiaries.  No single entity may own more than five percent of Clearstream’s stock.

Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Institute Monetaire Luxembourgeois, the Luxembourg Monetary Authority, which supervises Luxembourg banks.

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Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts.  Clearstream provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Clearstream also deals with domestic securities markets in several countries through established depository and custodial relationships.  Clearstream has established an electronic bridge with the Euroclear Operator in Brussels to facilitate settlement of trades between systems.  Clearstream currently accepts over 70,000 securities issues on its books.

Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Clearstream’s United States customers are limited to securities brokers and dealers and banks.  Currently, Clearstream has approximately 3,000 customers located in over 60 countries, including all major European countries, Canada, and the United States.  Indirect access to Clearstream is available to other institutions which clear through or maintain a custodial relationship with an account holder of Clearstream.

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of notes and any risk from lack of simultaneous transfers of securities and cash.  Transactions may be settled in any of 29 currencies, including United States dollars.  Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above.  Euroclear is operated by the Euroclear Bank S.A./N.V., or the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., or the Cooperative, a Belgian cooperative corporation.  All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative.  The Cooperative establishes policy for Euroclear on behalf of Euroclear participants.

Euroclear participants include banks, central banks, securities brokers and dealers and other professional financial intermediaries.  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the “Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System,” or the Terms and Conditions, and applicable Belgian law.  These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.  All securities in Euroclear are held on a fungible basis without attribution of specific notes to specific securities clearance accounts.  The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Payments on the book-entry notes will be made on each payment date by the indenture trustee to Cede & Co.  DTC will be responsible for crediting the amount of such payments to the accounts of the applicable DTC participants in accordance with DTC’s normal procedures.  Each DTC participant will be responsible for disbursing such payments to the note owners of the book-entry notes that it represents and to each financial intermediary for which it acts as agent.  Each financial intermediary will be responsible for disbursing funds to the note owners of the book-entry notes that it represents.

Under a book-entry format, note owners of the book-entry notes may experience some delay in their receipt of payments, since such payments will be forwarded by the indenture trustee to Cede & Co.  Payments with respect to notes held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream participants or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by the Relevant Depositary.  Such payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations.  Because DTC can only act on behalf of financial intermediaries, the ability of a note owner to pledge book-entry notes to persons or entities that do not participate in the depository system, or otherwise take actions in respect of such book-entry notes, may be limited due to the lack of physical notes for the book-entry notes.  In addition, issuance of the book-entry notes in book-entry form may reduce the liquidity of such notes in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

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Monthly and annual reports on the issuing entity will be provided to Cede & Co., as nominee of DTC, and may be made available by Cede & Co. to note owners upon request, in accordance with the rules, regulations and procedures creating and affecting the depository, and to the financial intermediaries to whose DTC accounts the book-entry notes of such note owners are credited.

DTC has advised the depositor that, unless and until definitive notes are issued, DTC will take any action permitted to be taken by the holders of the book-entry notes under the indenture only at the direction of one or more financial intermediaries to whose DTC accounts the book-entry notes are credited, to the extent that such actions are taken on behalf of financial intermediaries whose holdings include such book-entry notes.  Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a noteholder under the indenture on behalf of a Clearstream participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to the ability of the Relevant Depositary to effect such actions on its behalf through DTC.  DTC may take actions, at the direction of the related DTC participants, with respect to some book-entry notes which conflict with actions taken with respect to other book-entry notes.

Definitive notes will be issued to note owners of the book-entry notes, or their nominees, rather than to DTC or its nominee, only if: (a) DTC or the depositor advises the indenture trustee in writing that DTC is no longer willing, qualified or able to discharge properly its responsibilities as nominee and depository with respect to the book-entry notes and the depositor is unable to locate a qualified successor, (b) the depositor, at its sole option, with the consent of the indenture trustee, elects to terminate a book-entry system through DTC or (c) after the occurrence of a servicer event of termination as set forth in the servicing agreement, note owners having percentage interests aggregating not less than [__]% of the book-entry notes advise the indenture trustee and DTC through the financial intermediaries and the DTC participants in writing that the continuation of a book-entry system through DTC, or a successor to DTC, is no longer in the best interests of note owners.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the indenture trustee will be required to notify all note owners of the occurrence of such event and the availability through DTC of definitive notes.  Upon surrender by DTC of the global note or notes representing the book-entry notes and instructions for re-registration, the indenture trustee will issue definitive notes, and thereafter the indenture trustee will recognize the holders of the definitive notes as noteholders under the indenture.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of book-entry notes among DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

None of the depositor, the master servicer or the indenture trustee will have any responsibility for any aspect of the records relating to or payments made on account of beneficial ownership interests of the book-entry notes held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

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Payments on the Notes

Each payment on a book-entry note will be paid to DTC or its nominee, which will credit the amount of the payment to the accounts of its participants in accordance with its normal procedures. Each participant will be responsible for disbursing the payment to the note owners that it represents and to each indirect participating brokerage firm for which it acts as agent. Each brokerage firm will be responsible for disbursing funds to the note owners that it represents. All credits and disbursements on a book-entry note are to be made by DTC and the participants in accordance with DTC’s rules.

The indenture trustee will send with each payment on a payment date to DTC or its nominee, a statement or statements compiled based on information provided by the servicer and describing the amount of the payment allocable to principal and the amount of the payment allocable to interest. These amounts will be expressed as a dollar amount per Class A note with a [__]% percentage interest or per $[______] denomination of Class A note.

Priority of Payments

On each payment date, the indenture trustee will apply the amount available to make payments in the following order of priority:

(1)	the trustee fee and any indemnities and reimbursements (such indemnities and reimbursements subject to a cap of $[______] per annum) due to the indenture trustee;

(2)	the monthly backup servicing fee to the backup servicer;

(3)
concurrently, to each Class of Class A notes, the related Interest Payment Amount for that payment date, pro rata based on the Interest Payment Amount each class is entitled to receive, with any shortfall in the amount available being allocated pro rata on that basis;

(4)
concurrently, to the Class A notes, on a pro rata basis based on the principal balance of each such class, the Class A Principal Payment Amount for that payment date, until the principal balances thereof have been reduced to zero;

(5)	to the Class A-4 notes, the related Available Funds Cap Carry-Forward Amount for that payment date;

(6)	to the indenture trustee any indemnities and reimbursement for expenses incurred in excess of the amount set forth in (1) above, without regard to the annual cap on such amounts;

(7)	to the owner trustee any reimbursement for expenses incurred; and

(8)	remaining amounts to the holders of the owner trust certificates.

Notwithstanding the prioritization of the payment of the Class A Principal Payment Amount pursuant to clause (6) above, if the aggregate principal balance of the Class A notes exceeds the pool principal balance for that payment date, the payment pursuant to clause (6) above will be made pro rata based on the principal balances of the Class A notes.

To the extent that available funds are paid, noteholders have no recourse for the issuing entity’s failure to make payments due on the notes unless (i) the issuing entity fails to pay the Interest Payment Amount due on any class and, if the Class A notes are no longer outstanding, the related liquidation loss interest amount due to the most senior class of notes outstanding, for a period of six consecutive payment dates or (ii) the issuing entity fails to pay the principal balance of any class on the related Final Stated Maturity Date.

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Interest

With respect to any payment date, each class of offered notes will be entitled to receive, in the order set forth above and subject to the availability of the amount available after prior payments, the related Interest Payment Amount for that class accrued during the related interest period.

Glossary of Terms—Interest Payments

With respect to each class of notes, the “Interest Payment Amount” will be equal to the sum of

(1)           interest at the related note rate that accrued during the related interest accrual period on, in the case of the Class A notes, the related note balance,

(2)           any unpaid shortfall in interest owed to the notes pursuant to clause (1) on prior payment dates, and

(3)           interest on the amount in clause (2) at the related note rate.

With respect to each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The adjusted note balance of any of the Class A notes as of any payment date will be the outstanding note balance of that class of notes.

The Class A note balance as of any payment date will be the sum of the Class A-1 note balance, the Class A-2 note balance, the Class A-3 note balance and the Class A-4 note balance.

The interest accrual period for any payment date with respect to each class of notes, will be the calendar month preceding the month in which the payment date occurs.

The note balance of any class of notes as of any payment date will be the original principal balance of that class less all amounts previously paid to holders of that class on account of principal.

The note rate for (i) each class of Class A notes, other than the Class A-4 notes, will be the fixed rate listed on the cover of this prospectus supplement for the class of notes and (ii) the Class A-4 notes will be the lesser of (x) the fixed rate listed on the cover of this prospectus supplement for that class of notes and (y) the available funds rate for that payment date.

The available funds rate for any payment date will be the rate per annum equal to the weighted average of the contract rates (weighted on the basis of the principal balance of the mortgage loans as of the first day of the related due period), net of the rate at which the trustee fee, the servicing fee and the backup servicing are calculated, multiplied by a fraction the numerator of which is the Pool Principal Balance for the immediately preceding payment date and the denominator of which is the aggregate note balance of the Class A notes as of the day immediately prior to that payment date.

The “Available Funds Cap Carry-Forward Amount” for the Class A-4 notes and any payment date on which the note rate therefor is the available funds rate, will be the sum of

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(1)
the excess, if any, of (a) the amount of interest accrued thereon for such payment date calculated pursuant to clause (ii)(x) of the definition of note rate over (b) the amount of interest accrued thereon at the available funds rate for that payment date;

(2)	any unpaid shortfall in interest owed to the notes pursuant to clause (1) on prior payment dates; and

(3)	interest on the amount in clause (2) at the related note rate.

Principal

Holders of each class of notes will be entitled to receive a payment of principal on each payment date, to the extent of the amount available in the note payment account on that date available for payment in the order described above under “—Payments on the Notes.”

Glossary of Terms—Principal Payments

The “Class A Principal Payment Amount” for any payment date will equal the lesser of (i) Required Principal Payment Amount for that payment date and (ii) the Class A note balance as of the day immediately preceding that payment date less the Class A Target Balance for that payment date.

The “Class A Target Balance” will equal (i) for each payment date prior to the Stepdown Date, on which a Trigger Event is in effect or on which the Pool Principal Balance is less than or equal to [__]% of the Pool Principal Balance as of the cut-off date, zero and (ii) for each payment date on or after the Stepdown Date provided that a Trigger Event is not in effect and that the Pool Principal Balance is greater than [__]% of the Pool Principal Balance as of the cut-off date, the Pool Principal Balance minus the greater of (x) [__]% of the Pool Principal Balance and (y) the Overcollateralization Target Amount for that payment date; provided, however, that, in no event will the Class A Target Balance for any payment date be greater that the Class A note balance as of the day immediately preceding that payment date.

A liquidated contract is a defaulted contract as to which all amounts that the servicer expects to recover through the date of disposition of the mortgage loans have been received.

The “Overcollateralization Target Amount” will be (i) for each payment date prior to the Stepdown Date, [__]% of the Pool Principal Balance as of the cut-off date, (ii) for each payment date on or after the Stepdown Date provided a Trigger Event is not in effect, the lesser of (x)  [__]% of the Pool Principal Balance as of the cut-off date and (y) the greater of (1) [__]% of the Pool Principal Balance for that payment date and (2) approximately $[______], and (iii) for each payment date on or after the Stepdown Date and on which a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding payment date.  Notwithstanding the foregoing, on any payment date on which the Pool Principal Balance is less than or equal to [__]% of the Pool Principal Balance as of the cut-off date, the Overcollateralization Target Amount will equal [__]% of the then-current Pool Principal Balance.

The “Pool Principal Balance” as of any payment date will be the aggregate of the Principal Balances of mortgage loans outstanding at the end of the related due period.

The “Principal Balance” of a contract as of any payment date is the unpaid principal balance of the contract on the cut-off date less any principal collected with respect to that contract prior to the last day of the related due period.

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The “Required Principal Payment Amount” for any payment date will be the amount by which (i) the sum of the note balances of the Class A notes, as of the day immediately preceding that payment date, exceeds (ii) the Pool Principal Balance as of that payment date minus the Overcollateralization Target Amount for that payment date.

The “Stepdown Date” will be the earlier to occur of (i) the payment date in [____________] or (ii) the first payment date after which the aggregate note balance of the Class A notes has been reduced to zero.

A “Trigger Event” will be in effect with respect to any payment date if:

(i)	the average sixty-day delinquency ratio test, as defined in the servicing agreement, as of the payment date exceeds [__]%;

(ii)
the aggregate of realized losses incurred since the cut-off date and as of the payment date exceed the following percentages of the aggregate Principal Balance of the mortgage loans as of the cut-off date:  payment dates commencing [____________] to and including [____________], [__]%, payment dates commencing [____________] to and including [____________], [__]%, payment dates commencing [____________] to and including [____________], [__]% and each payment date thereafter, [__]%;

(iii)	the current realized loss ratio, as defined in the servicing agreement, as of the payment date exceeds [__]%.

Overcollateralization

On the closing date, the aggregate Principal Balance of the mortgage loans as of the cut-off date will exceed the aggregate original principal balances of the notes by approximately $[______], or approximately [__]% of the aggregate cut-off date principal balance of the mortgage loans included in the issuing entity as of the closing date. On any payment date prior to the Stepdown Date or on which a Trigger Event is in effect, the Class A noteholders will receive [__]% of the principal collections and excess interest on the mortgage loans, as described under “Description of the Notes—Payments” and “—Principal”. This will have the effect of accelerating the amortization of the notes relative to the amortization of the mortgage loans and thereby increasing the Overcollateralization Amount.  Once the Overcollateralization Target Amount is reached or is permitted to step down, a portion of the principal collections and excess interest that would otherwise have been paid to the holders of the notes will be distributed to the Owner Trust Certificates.  The step down of the Overcollateralization Target Amount will have the effect of decelerating the amortization of the notes relative to the amortization of the mortgage loans and thereby decreasing the Overcollateralization Amount

With respect to any payment date, the “Overcollateralization Amount” will be the excess of the Pool Principal Balance for that payment date over the aggregate of the note balances of the offered notes.

In addition, beginning on the first payment date after the first payment date on which the servicer can exercise its option to repurchase all mortgage loans, the noteholders will also receive an additional payment in respect of principal, to the extent there is an amount available remaining after payment of all interest and principal on the notes, the trustee fee to the indenture trustee, the backup servicing fee to the backup servicer and the monthly servicing fee to the servicer for that payment date.  These additional principal payments will be paid on the various classes of notes in the manner described under “Description of the Notes—Payments.” If the overcollateralization amount is reduced by losses on the mortgage loans, as described under “—Losses on Liquidated Mortgage loans” below, the overcollateralization amount will be restored to the Overcollateralization Target Amount as the amount available in the collection account on subsequent payment dates is sufficient to pay shortfalls in the required principal payments for prior payment dates.

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Losses on Liquidated Mortgage Loans

In the event the amount available in the payment account for any payment date is insufficient to pay the full Required Principal Payment Amount for that payment date to the noteholders, the overcollateralization amount would be reduced by the amount of that deficiency. If the overcollateralization amount were reduced to zero, further losses and delinquencies, including reductions in the principal balances of defaulted mortgage loans as a loss mitigation effort by the servicer, would cause the aggregate outstanding principal balance of the notes to be greater than the pool principal balance. If the adjusted note balance of a class of notes is reduced by a liquidation loss amount, interest accruing on that class will be calculated on the lower, adjusted note balance of that class.  The interest accruing on that class’s liquidation loss amount each month, plus interest at the applicable note rate on any liquidation loss interest amount due on a prior payment date but not paid, will be paid to the noteholders of that class from the amount available for that payment date prior to the payment of principal on that class and prior to any payment of principal on a subordinate class. However, once a liquidation loss amount is incurred there will not be enough principal and interest on the mortgage loans to pay, under certain loss scenarios, the Class A notes all principal amounts to which such notes are then entitled. Consequently, but for the effect of the overcollateralization amount, the Class A noteholders will absorb all losses on each liquidated contract in the amount by which its liquidation proceeds, net of the related liquidation expenses, are less than its unpaid principal balance plus accrued and unpaid interest less the monthly servicing fee and will incur a loss on their investments.

Optional Redemption

The servicing agreement will provide that on any payment date on which the pool principal balance is less than or equal to [__]% of the aggregate cut-off date principal balance of the mortgage loans, the servicer will have the right to purchase all outstanding mortgage loans at a price equal to the greater of:

(a) the sum of: (i) [__]% of the principal balance of each contract, other than any contract as to which the related mortgage loan has been repossessed and whose fair market value is included in clause (ii) hereof, and (ii) the fair market value of any acquired property, as determined by the servicer; and

(b) the aggregate fair market value, as determined by the servicer, of all of the assets of the issuing entity,

plus, in each case, any unpaid Interest Payment Amounts on each class of notes.

The purchase price deposited by the servicer will be paid to all outstanding noteholders on the payment date occurring in the month following the date of purchase. The servicer must give the indenture trustee and DTC at least 30 days’ prior notice of its intent to exercise this option.

If the servicer does not exercise this purchase option, then on the next payment date the indenture trustee, or an agent on its behalf, will begin an auction process to sell the mortgage loans and the other issuing entity assets at the highest possible price, but the indenture trustee cannot sell the issuing entity assets and liquidate the issuing entity unless the proceeds of that sale are expected to be sufficient to pay the aggregate unpaid principal balance of the notes plus all accrued and unpaid Interest Payment Amounts on the notes.  In conducting such auction, the indenture trustee shall solicit good faith bids for the mortgage loans and the other issuing entity assets from no more than three (3) parties or, if three (3) bidders cannot be located, then from as many bidders as the indenture trustee can locate; provided that, at the indenture trustee’s request, the seller shall supply the indenture trustee with the names of parties from whom to solicit such bids; and provided, further, that the indenture trustee shall not be responsible if less than three (3) or no bidders submit bids for the mortgage loans and the other issuing entity assets.  The seller or an affiliate may participate in the auction. The indenture trustee will be permitted under the indenture to hire an agent, at the expense of the issuing entity, to perform the auction.  If the auction of the issuing entity property is not successful because the highest bid received was too low, then on each payment date after that all of the amount available remaining after payments of interest and principal due on all notes and payment of the monthly servicing fee will be used to make additional payments of principal on the outstanding Class A notes, pro rata based on the principal balance of such notes after giving effect to payments of principal on that payment date, until the principal balance of those classes are reduced to zero.  In addition, the indenture trustee will continue to conduct an auction of the mortgage loans every third month after that, until an acceptable bid is received for the issuing entity property.  The servicer’s purchase option will expire upon the indenture trustee’s acceptance of a qualifying bid.

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Form of Reports to the Noteholders

Under the terms of the servicing agreement and as described in the prospectus, the noteholders will receive important information concerning matters about the payment of and performance of the mortgage loans for the related payment date from the trustee on each payment date.  Such information will be made available each month to the noteholders, the servicer and the rating agencies by calling the trustee’s investor relations desk at [____].  Parties that are unable to use the payment options provided by the Trustee are entitled to have a paper copy mailed to them via first class mail by calling the investor relations desk and indicating such.

The primary source of information available to investors concerning the Class A Notes will be the monthly reports made available via the Trustee’s internet website at [_________], which will include information as to the outstanding Note Principal Balance of the Class A Notes and the status of the applicable form of credit enhancement.  Also, investors may read and any Form 10-D, Form 10-K or Form 8-K at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549.  Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also makes any such materials filed electronically available at the following website: http://www.sec.gov.

Any Form 10-D, Form 10-K or Form 8-K will be filed on behalf of the Issuing Entity will be signed by the Depositor.

THE OWNER TRUSTEE

[___________] is the owner trustee under the trust agreement.  The owner trustee is a Delaware banking corporation and its principal offices are located in [___________].

Neither the owner trustee nor any director, officer or employee of the owner trustee will be under any liability to the issuing entity or the noteholders under the trust agreement under any circumstances, except for the owner trustee’s own misconduct, gross negligence and bad faith or in the case of the inaccuracy of certain representations made by the owner trustee in the trust agreement.  The owner trustee has not participated in the preparation of this prospectus supplement and has assumed no responsibility for its contents.  The owner trustee’s sole duties and liabilities with respect to the notes are limited to the express duties and liabilities of the owner trustee as set forth in the trust agreement.  All persons into which the owner trustee may be merged or with which it may be consolidated or any person resulting from such merger or consolidation shall be the successor of the owner trustee under the trust Agreement.

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The principal compensation to be paid to the owner trustee in respect of its obligations under the trust agreement will be the owner trustee fee as set forth in a separate fee agreement as referenced the indenture. The fees payable to the owner trustee and the indenture trustee are collectively referred to in this prospectus supplement as the trustee fee.

[Provide any other relevant information as required by Item 1109(b) of Regulation AB].

SERVICING AGREEMENT

The Master Servicer

[Insert Servicer Information]

[According to §229.1108(b)(2) state how long the servicer has been servicing assets.  Provide, to the extent material, a general discussion of the servicer’s experience in servicing assets of any type as well as a more detailed discussion of the servicer’s experience in, and procedures for the servicing function it will perform in the current transaction for assets of the type included in the current transaction.  See §229.1108(b)(2) for requirements.]

[According to §229.1108(b)(3) describe any material changes to the servicer’s policies or procedures in the servicing function it will perform in the current transaction for assets of the same type included in the current transaction during the past three years.]

[According to §229.1108(b)(4) provide information regarding the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the notes.]

The master servicer will service and administer the Mortgage Loans as further described herein.

Waiver or Modification of Mortgage Loan Terms

The servicer may waive, modify or vary any term of any Mortgage Loan or consent to the postponement of strict compliance with any term of any Mortgage Loan so long as that waiver, modification or postponement is in accordance with the servicing standard set forth in the servicing agreement; provided, however the servicer may not permit any modification of any Mortgage Loan that would change the Mortgage Rate, defer or forgive the payment of principal or interest, reduce or increase the outstanding principal balance (except for actual payments of principal) or change the final maturity date on that Mortgage Loan, unless (i) the borrower is in default or (ii) such default is reasonably foreseeable.

Representations and Warranties of the Mortgage Loans

The seller will make the following representations and warranties regarding each of the mortgage loans:

[List of mortgage loan representations and warranties provided by the seller].

Payments on Mortgage Loans; Deposits to Collection Account and Distribution Account

The master servicer will establish and maintain or cause to be maintained a separate trust account, the collection account, for the benefit of the noteholders.  The collection account will be an eligible account (as defined in the servicing agreement).  Upon receipt by the master servicer of amounts in respect of the Mortgage Loans (excluding amounts representing the Servicing Fee or other servicing compensation, reimbursement for Servicing Advances and insurance proceeds to be applied to the restoration or repair of a Mortgaged Property or similar items), the master servicer will deposit such amounts in the collection account.  Amounts so deposited may be invested in permitted investments (as defined in the servicing agreement) maturing no later than one business day prior to the date on which the amount on deposit therein is required to be deposited in the distribution account.  The indenture trustee will establish an account, the distribution account, into which will be deposited amounts withdrawn from the collection account for payment to noteholders on a payment date and payment of certain fees and expenses of the issuing entity.  The distribution account will be an eligible account.  Amounts on deposit therein may be invested in permitted investments maturing on or before the business day prior to the related payment date unless such permitted investments are invested in investments managed or advised by the trustee or an affiliate thereof, in which case such permitted investments may mature on the related payment date.

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Servicing Advances

The servicer will not be obligated to make advances for delinquent scheduled payments of principal or interest on the mortgage loans.  The servicer will be obligated under the servicing agreement to make advances, to the extent it deems them recoverable out of liquidation proceeds or late collections, in respect of certain taxes and insurance premiums not paid by an obligor under a contract on a timely basis and in respect of expenses incurred in connection with the repossession or foreclosure of a mortgage loan and legal and other costs incurred by the servicer in an effort to cure defaulted mortgage loans.  Upon the determination by the servicer that such an advance made by the servicer is nonrecoverable from late payments, liquidation proceeds or otherwise (a “Nonrecoverable Advance”) the servicer will be entitled to reimburse itself out of funds in the collection account for the amount of that Nonrecoverable Advance.  Without limiting the generality of the foregoing, expenses incurred by the servicer in connection with a defaulted contract which is subsequently reinstated, worked out, or otherwise cured, shall be reimbursable to the servicer as Nonrecoverable Advances at the time the default is cured, out of collections in the issuing entity, and such reimbursements shall reduce the amount available to make payments to noteholders.

Servicing Compensation and Payment of Expenses

With respect to each due period, the servicer will be entitled to receive from interest payments in respect of the mortgage loans a portion of the interest payments as a monthly servicing fee in the amount equal to [__]% per annum, the “Servicing Fee Rate”, on the Principal Balance of each contract as of the first day of that due period plus any unpaid monthly servicing fees from prior payment dates.  All assumption fees, late payment charges and other fees and charges, to the extent collected from obligors, will be retained by the servicer as additional servicing compensation.  The servicer will also be able to retain incentive fees payable to the servicer in connection with the modification of a mortgage loan.  The servicer is entitled to retain these amounts from collections on all the mortgage loans prior to any payments to the certificateholders.

With respect to each due period, for so long as it is acting as backup servicer, the backup servicer will receive from interest payments in respect of the mortgage loans a portion of the interest payments as a backup servicing fee as provided in the servicing agreement.

The servicer’s right to reimbursement for unreimbursed servicing advances is limited to late collections on the related contract or otherwise relating to the mortgage loans in respect of which such unreimbursed amounts are owed. The servicer’s right to those reimbursements is prior to the rights of noteholders. However, if any Servicing Advance is determined by the servicer to be non-recoverable from such sources, the amount of that Nonrecoverable Advances may be reimbursed to the servicer from other amounts received with respect to the mortgage loans.

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The Backup Servicer

[Insert information to be provided by Backup Servicer, if any, in accordance with Regulation AB].

Events of Default and Removal of the Master Servicer

In addition to those Events of Default (as defined in the prospectus) described under “Description of the Securities—Events of Default under the Governing Agreement and Rights Upon Events of Default” in the prospectus, upon the occurrence of certain loss triggers with respect to the Mortgage Loans, the master servicer maybe removed as master servicer of the Mortgage Loans in accordance with the terms of the servicing agreement.

Any successor to the master servicer appointed under the servicing agreement must be a housing loan servicing institution, acceptable to each rating agency as defined in the prospectus, with a net worth at the time of the appointment of at least $[____________].  See “Description of the Securities—Events of Default under the Governing Agreements and Rights Upon Event of Default” in the prospectus.  If no successor master servicer is appointed, the indenture trustee will assume all responsibilities and liabilities of the master servicer.  The indenture trustee must provide the noteholders with notice of such event no later than 60 days after its occurrence of within 5 days after the indenture trustee becomes aware of the occurrence of the event.

[According to §229.1108(d)(2) describe the process for transferring servicing to a successor master servicer.]

[According to §229.1108(d)(3) describe the provisions for payment of expenses associated with a servicing transfer and any additional fees charged by a successor master servicer.  Specify the amount of any funds set aside for a servicing transfer.]

Certain Matters Regarding the Master Servicer

The master servicer may delegate its duties and obligations under the servicing agreement to a sub-servicer, as long as such delegation would not result in a withdrawal or a downgrade by any Rating Agency of the ratings on any class of notes.

See [“Servicing of Mortgage Loans- Sub-Servicers”] in the prospectus.

As set forth in the servicing agreement, the master servicer is permitted to resign from its obligations and duties if upon determination that its duties are no longer permissible under applicable law, or with the written consent of the indenture trustee, and written confirmation from each Rating Agency (which confirmation will be furnished to the depositor and the indenture trustee) that its resignation will not cause the Rating Agency to reduce the then current rating of the Class A Notes.

Evidence as to Compliance

The servicing agreement will provide for delivery on or before the fifteenth day of the third month following the end of the servicer’s fiscal year, beginning in [____________], to the indenture trustee, the depositor and the Rating Agencies of an annual statement signed by an officer of the servicer to the effect that the servicer has fulfilled its material obligations under the servicing agreement throughout the preceding fiscal year, except as specified in that statement.

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On or before March 1 of each year, beginning in [____________], the servicer will furnish a report prepared by a firm of nationally recognized independent public accountants (who may also render other services to the servicer or the depositor) to the indenture trustee, the depositor and the Rating Agencies to the effect that such firm has examined documents and the records relating to servicing of the mortgage loans and that firm’s conclusion with respect to that review.

Matters Regarding the Depositor, Seller, and Servicer

The servicing agreement will provide that the servicer may not resign from its obligations and duties thereunder, except in connection with a permitted transfer of servicing, unless (1) those duties and obligations are no longer permissible under applicable law as evidenced by an opinion of counsel delivered to the indenture trustee, or (2) in the case of the backup servicer, the backup servicer is not paid the fees/reimbursable amounts due and payable to the backup servicer under the servicing agreement or (3) upon the satisfaction of the following conditions: (a) the servicer has proposed a successor servicer to the indenture trustee in writing and the proposed successor servicer is reasonably acceptable to the indenture trustee; and (b) the Rating Agencies have confirmed to the indenture trustee that the appointment of the proposed successor servicer as the servicer will not result in the reduction or withdrawal of the then current rating of the offered notes. No resignation will become effective until the backup servicer or another successor servicer has assumed the servicer’s obligations and duties as provided in the servicing agreement.

The servicer will be permitted to perform any of its duties and obligations under the servicing agreement through one or more subservicers or delegates, which may be affiliates of the servicer. Notwithstanding any such arrangement, the servicer will remain liable and obligated to the indenture trustee and the noteholders for the servicer’s duties and obligations under the servicing agreement, without any diminution of such duties and obligations and as if the servicer itself were performing such duties and obligations.

The servicing agreement will provide that the servicer will indemnify the issuing entity, the owner trustee and the indenture trustee, its employees, officers, agents and directors from and against any loss, liability, expense, damage or injury suffered or sustained as a result of the servicer’s willful misconduct, bad faith or negligence in connection with the servicing and administration of the mortgage loans. The servicing agreement will provide that none of the depositor, the seller, the servicer nor the backup servicer, nor their directors, officers, employees or agents will be under any other liability to the issuing entity, the indenture trustee, the noteholders or any other person for any action taken or for refraining from taking any action pursuant to the servicing agreement; provided that neither the depositor, the seller, the servicer nor the backup servicer will be protected against any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence of the depositor, the seller, the servicer nor the backup servicer, as the case may be, in the performance of its duties under the servicing agreement or by reason of reckless disregard of its obligations thereunder. In addition, the servicing agreement will provide that neither the servicer nor the backup servicer will be under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the servicing agreement. The servicer may, in its sole discretion, undertake any such legal action which it may deem necessary or desirable with respect to the servicing agreement and the rights and duties of the parties to the servicing agreement and the interest of the noteholders under the servicing agreement.

Any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger, conversion or consolidation to which the servicer shall be a party, or any entity succeeding to the business of the servicer shall be the successor of the servicer under the  servicing agreement, without the execution or filing of any paper or any further act on the part of any of the parties to the servicing agreement, anything in the servicing agreement to the contrary notwithstanding.

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Amendment

The servicing agreement may be amended from time to time by the originator, the issuing entity, the servicer, the depositor and the indenture trustee, without the consent of the noteholders, to cure any ambiguity, to correct or supplement any provisions therein which may be inconsistent with any other provisions of the  servicing agreement, to add to the duties of the depositor or the servicer to comply with any requirements imposed by the Code or any regulation under the Code, or to add or amend any provisions of the  servicing agreement as required by the Rating Agencies in order to maintain or improve any rating of the offered notes (it being understood that; after obtaining the ratings in effect on the closing date, none of the depositor, the originator, the indenture trustee nor the servicer is obligated to obtain, maintain, or improve any such rating) or to add any other provisions with respect to matters or questions arising under the servicing agreement which shall not be inconsistent with the provisions of the servicing agreement, provided that, in each case, such action will not, as evidenced by an opinion of counsel, materially and adversely affect the interests of any noteholder; provided, that any such amendment will not be deemed to materially and adversely affect the Noteholders and no such opinion will be required to be delivered if the person requesting such amendment obtains a letter from the Rating Agencies stating that such amendment would not result in a downgrading of the then current rating of the offered notes. The servicing agreement may also be amended from time to time by the seller, the issuing entity, the servicer, the depositor and the indenture trustee, with the consent of noteholders evidencing at least [__]% of the Percentage Interests of each class affected thereby (or [__]% of the Percentage Interests of all classes if all classes are affected) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the servicing agreement or of modifying in any manner the rights of the noteholders, provided that no such amendment will (1) reduce in any manner the amount of, or delay the timing of, collections of payments on the notes or payments which are required to be made on any note without the consent of the noteholder or (2) reduce the aforesaid percentage required to consent to any such amendment, without the consent of the holders of all offered notes then outstanding.

THE INDENTURE

General

The offered notes will be issued under an indenture, to be dated as of [____________], between the issuing entity and the indenture trustee, a form of which is filed as an exhibit to the registration statement.  A Current Report on Form 8-K relating to the offered notes containing a copy of the indenture, trust agreement and servicing agreement as executed will be filed by the depositor with the Commission simultaneously with or prior to the filing of this prospectus supplement.  The issuing entity pledged to the indenture trustee pursuant to the indenture will consist of (i) all right, title and interest in the mortgage loans and other related documents; (ii) all payments on or collections in respect of the mortgage loans due after the cut-off date, together with any proceeds of the mortgage loans; (iii) any mortgaged properties acquired on behalf of noteholders by foreclosure or by deed in lieu of foreclosure, and any revenues received on these mortgaged properties; (iv) the rights of the indenture trustee under all insurance policies required to be maintained under the servicing agreement; and (v) the rights of the depositor under the contract purchase agreement and all rights under the servicing agreement.  The indenture trustee will administer the issuing entity and perform certain duties under the indenture and as further described herein.

Reference is made to the prospectus for important information in addition to that set forth in this prospectus supplement regarding the issuing entity, the terms and conditions of the indenture and the trust agreement and the offered notes.  The depositor will provide to a prospective or actual noteholder without charge, on written request, a copy of the indenture and trust agreement.

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The Indenture Trustee

[________________], [a national banking association or state form of organization], will act as indenture trustee for the notes pursuant to the indenture. The indenture trustee’s offices for notices under the indenture are located at [____Insert Address___], Attention: [________].

The indenture trustee has served as an indenture trustee for asset-backed securities involving similar pools of assets since [____] involving [____] transactions.

The indenture trustee will perform certain administrative functions with respect to the notes, such as making payments to noteholders, calculating one-month LIBOR, payment reports concerning the payment and performance of the Mortgage Loans and other functions described throughout this prospectus supplement and base prospectus.  The indenture trustee will also act as initial paying agent and note registrar.  The indenture trustee, in performing its duties under the indenture, will act on behalf of the issuing entity in connection with any third-party contracts.

The principal compensation to be paid to the indenture trustee in respect of its duties under the indenture will be equal to any interest or other income earned on funds held in the distribution account as provided in the indenture and the indenture trustee fee.  The indenture trustee fee is payable monthly and accrues at the Indenture Trustee Fee Rate on the aggregate principal balance of the mortgage loans.

Removal and Termination of the Indenture Trustee

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to appoint a successor indenture trustee for the offered notes or such class of offered notes within the period specified in the indenture.  The indenture trustee also may be removed at any time by noteholders representing more than 50% of the aggregate Note Balance of the offered notes.  The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes incapable of acting, bankrupt, insolvent or if a receiver or public officer takes charge of the indenture trustee or its property.  Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until acceptance of the appointment by the successor indenture trustee.

The indenture trustee will not be under any obligation to exercise any of the trusts or powers vested in it by the indenture or to make any investigation of matters arising under the indenture or to institute, conduct or defend any litigation under the indenture or in relation to the indenture at the request, order or direction of any of the noteholders, unless the noteholders have offered to the indenture trustee indemnity satisfactory to it against the cost, expenses and liabilities which may be incurred.  The issuing entity shall reimburse the indenture trustee and the owner trustee for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to compensation for its services.  Such expenses include reasonable compensation and expenses, disbursements and advances of the indenture trustee’s or the owner trustee’s agents, counsel, accountants and experts.  The issuing entity will indemnify the indenture trustee and the owner trustee and hold each of them harmless against any and all claims, taxes, penalties, losses, liabilities or expenses (including attorneys’ fees and expenses) of any kind whatsoever incurred by either of them in connection with the administration of the issuing entity and the performance of their respective duties under any of the agreements to which it is a party.

Events of Default

Notwithstanding the prospectus, an “Event of Default” under the indenture with respect to the offered notes is as follows: (a) the failure of the issuing entity to pay the Interest Payment Amount due on any class and, if the Class A notes are no longer outstanding, the related liquidation loss interest amount due on the most senior class of  notes outstanding, for a period of six consecutive payment dates; (b) the failure of the issuing entity to pay the principal of any note in full by its Final Stated Maturity Date; (c) a default by the issuing entity in the observance of certain negative covenants in the indenture; (d) a default by the issuing entity in the observance of any other covenant of the indenture, and the continuation of any such default for a period of thirty days after notice to the issuing entity by the indenture trustee or by the holders of at least [__]% of the aggregate note balance of the offered notes, as applicable; (e) any representation or warranty made by the issuing entity in the indenture or in any offered note or other writing delivered pursuant thereto having been incorrect in a material respect as of the time made, and the circumstance in respect of which such representation or warranty is incorrect not having been cured within thirty days after notice thereof is given to the issuing entity by the indenture trustee or by the holders of at least [__]% of the aggregate note balance of the offered notes, as applicable; or (f) certain events of bankruptcy, insolvency, receivership or reorganization of the issuing entity.

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Rights upon Event of Default

In case an Event of Default should occur and be continuing with respect to the offered notes, then (in every such case) the indenture trustee, at the written direction of the noteholders representing at least [__]% of the aggregate note balance of the notes then outstanding will declare the principal of the offered notes, together with accrued and unpaid Interest Payment Amounts thereon through the date of acceleration, to be due and payable. Such declarations in respect of the offered notes may under certain circumstances be rescinded by the noteholders representing not less than [__]% of the aggregate note balance of the notes then outstanding.

If, following an Event of Default, any offered notes have been declared to be due and payable, the indenture trustee may, if directed by the noteholders representing not less than [__]% of the aggregate note balance of all the notes then outstanding, refrain from selling the assets of the issuing entity and continue to apply all amounts received on such assets to payments due on the offered notes in accordance with their terms, notwithstanding the acceleration of the maturity of the offered notes.  The indenture trustee, however, must sell or cause to be sold (in accordance with the direction of the noteholders representing at least [__]% of the aggregate note balance of all the notes then outstanding) the assets included in the issuing entity if collections in respect of such assets are determined (by an independent appraiser payable by the issuing entity) to be insufficient to pay certain expenses payable under the indenture and to make all scheduled payments on the offered notes.  In the event the assets of the issuing entity are sold, any collection on, or the proceeds from the sale of, the assets will be applied in accordance with the provisions of the indenture.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, in case an Event of Default has occurred and is continuing, the indenture trustee will be under no obligation to exercise any of the rights and powers under the indenture at the request or direction of any of the noteholders, unless such noteholders have offered to the indenture trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.  Subject to such provisions for indemnification and certain limitations contained in the indenture, the noteholders representing at least [__]% of the aggregate note balance of all the notes then outstanding will have the right to direct the time, method, and place of conducting any proceeding or any remedy available to the indenture trustee or exercising any trust or power conferred on the indenture trustee with respect to the offered notes; and the noteholders representing at least [__]% of the aggregate note balance of all the notes then outstanding may, in certain cases, waive any default with respect thereto.

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Limitation on Suits

No noteholder will have any right to institute any proceedings with respect to the indenture unless (1) such noteholder has previously given written notice to the indenture trustee of a continuing Event of Default; (2) the noteholders representing not less than [__]% of the aggregate note balance of the offered notes have made written request to the indenture trustee to institute proceedings in respect of such Event of Default in its own name as indenture trustee; (3) such noteholders have offered to the indenture trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; (4) for 60 days after its receipt of such notice, request and offer of indemnity the indenture trustee has failed to institute any such proceedings; (5) no direction inconsistent with such written request has been given to the indenture trustee during such 60-day period by the noteholders representing at least [__]% of the aggregate note balance of all the notes then outstanding and (6) such Event of Default has occurred and is continuing.

The indenture trustee (as such or in its individual capacity) may not, prior to the date which is one year and one day (or, if longer, the then applicable preference period) after the payment in full of all the notes, institute against, or join any other person in instituting against, the issuing entity any bankruptcy, reorganization, arrangement, insolvency, moratorium or liquidation proceedings, or other proceedings under any insolvency law or similar laws.  Nothing shall preclude, or be deemed to stop, the indenture trustee (i) from taking any action (other than joining in the institution of any involuntary insolvency proceeding described below) prior to the expiration of the aforementioned preference period in (A) any case or proceeding voluntarily filed or commenced by the issuing entity or (B) any involuntary insolvency proceeding filed or commenced by a person other than the indenture trustee, or (ii) from commencing against the issuing entity or any of the mortgage loans any legal action which is not a bankruptcy, reorganization, arrangement, insolvency, moratorium or liquidation proceeding or other proceeding under any insolvency law or similar laws.

Voting Rights

At all times, [__]% of all voting rights will be allocated among the holders of the offered notes in proportion to the then outstanding note balances of their respective notes.

FEDERAL INCOME TAX CONSEQUENCES

For federal income tax purposes, the Class A Notes will be characterized as indebtedness to a noteholder other than the owner of the Owner Trust Certificates and not as representing an ownership interest in the Trust Fund or an equity interest in the Issuing entity or the Depositor. In addition, for federal income tax purposes, the Issuing entity will not be (i) classified as an association taxable as a corporation for federal income tax purposes, (ii) a taxable mortgage pool as defined in Section 7701(i) of the Code, or (iii) a “publicly traded partnership” as defined in Treasury Regulation Section 1.7704-1.  The Class A Notes will not be treated as having been issued with “original issue discount” (as defined in the prospectus).  See “Federal Income Tax Consequences” in the prospectus.

The Class A Notes will not be treated as assets described in Section 7701(a)(19)(C) of the Code or “real estate assets” under Section 856(c)(4)(A) of the Code. In addition, interest on the Class A Notes will not be treated as “interest on obligations secured by mortgages on real property” under Section 856(c)(3)(B) of the Code. The Class A Notes will also not be treated as “qualified mortgages” under Section 860G(a)(3)(C) of the Code.

Prospective investors in the Class A Notes should see “Federal Income Tax Consequences” and “State and Other Tax Consequences” in the prospectus for a discussion of the application of certain federal income and state and local tax laws to the Issuing entity and purchasers of the Class Notes.

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METHOD OF DISTRIBUTION

Subject to the terms and conditions set forth in the underwriting agreement, dated [____________] between the underwriter and the depositor, the depositor has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the depositor, the offered notes.

The underwriter proposes initially to offer the notes of each class to the public at the offering price set forth on the cover page and to certain dealers at such price less a selling concession, not in excess of the percentage set forth in the table below of the note balance of the related class of notes.  The underwriter may allow and such dealers may reallow a reallowance discount, not in excess of the percentage set forth in the table below of the note balance of the related class of notes, to certain other dealers.  After the initial public offering, the public offering prices, such concessions and such discounts may be changed.

Class	Selling Concession	Reallowance Discount
Class A-1	[__]%	[__]%
Class A-2	[__]%	[__]%
Class A-3	[__]%	[__]%
Class A-4	[__]%	[__]%

The offered notes are offered subject to receipt and acceptance by the underwriter, to prior sale and to the underwriter’s right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice.  It is expected that delivery of the offered notes will be made through the facilities of DTC, Clearstream and the Euroclear System on or about the closing date. The offered notes will be offered in Europe and the United States of America.

The underwriting agreement provides that the depositor will indemnify the underwriter against those civil liabilities set forth in the underwriting agreement, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the underwriter may be required to make in respect of these liabilities.

[Insert disclosure if underwriter or its affiliate, if affiliated with the Sponsor or Depositor, has provided financing to an originator of 10% or more of the Mortgage Loans that are part of the mortgage pool.]

SECONDARY MARKET

There is currently no secondary market for the offered notes and there can be no assurance that a secondary market for the offered notes will develop or, if it does develop, that it will continue.  The underwriter intends to establish a market in the offered notes but is not obligated to do so.  The primary source of information available to investors concerning the offered notes will be the monthly reports made available via the indenture trustee’s internet website, initially located at [____________], and located at [____________] beginning [____________] (unless and until the indenture trustee sends notice of a change), which will include information as to the outstanding note balance of the offered notes and the status of the applicable form of credit enhancement.  There can be no assurance that any additional information regarding the offered notes will be available through any other source.  In addition, the depositor is not aware of any source through which price information about the offered notes will be available on an ongoing basis.  The limited nature of the information regarding the offered notes may adversely affect the liquidity of the offered notes, even if a secondary market for the offered notes becomes available.

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LEGAL OPINIONS

Legal matters relating to the offered notes will be passed upon for the depositor and the underwriter by Sonnenschein Nath & Rosenthal llp, New York, New York.

RATINGS

It is a condition to the issuance of the notes that the Class A notes be rated “[__]” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or S&P and “[__]” by Moody’s Investors Service, Inc., or Moody’s.

Such ratings reflect the assessment of the rating agencies, based on particular prepayment and loss assumptions, of the likelihood of the ultimate receipt by the noteholders of the original note balance on or prior to the final stated maturity date for each class and the timely receipt by the noteholders of interest at the note rate on the note balance outstanding immediately prior to each payment date.  The rating process addresses structural and legal aspects associated with the offered notes, including the nature of the mortgage loans.  The ratings on the offered notes do not, however, constitute statements regarding the likelihood or frequency of prepayments on the mortgage loans or the possibility that a holder of an offered note might realize a lower than anticipated yield.  The ratings assigned to asset-backed notes do not represent any assessment of the likelihood that principal prepayments will be made by the mortgagors or the degree to which such prepayments will differ from those originally anticipated.  The ratings do not address the possibility that noteholders might suffer a lower than anticipated yield due to non-credit events.  In addition,  the  ratings do not address the likelihood of receipt of any available funds cap carry-forward amounts.

The rating agencies have stated that it is their standard policy to monitor ratings on publicly offered securities for which a rating has been provided, as to each Rating Agency rating each class of offered notes in accordance with the Rating Agencies’ particular surveillance policies, unless [__________] Trust [200_-___] requests a rating without surveillance.  A Rating Agency will monitor the rating it issues on an ongoing basis and may update the rating after conducting its regular review of [__________] Trust [200_-___]’s creditworthiness or after conducting a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a change of rating.  The depositor has not requested that any rating agency not monitor their ratings of the offered notes, and the depositor has not requested that any rating agency use any monitoring procedures other than their standard monitoring procedures.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  Each security rating should be evaluated independently of any other security rating.  In the event that the ratings initially assigned to the offered notes are subsequently lowered for any reason, no person or entity is obligated to provide any additional credit support or credit enhancement with respect to the offered notes.

The depositor has not requested that any rating agency rate the offered notes other than as stated above.  However, there can be no assurance as to whether any other rating agency will rate the offered notes, or, if it does, what rating would be assigned by any other rating agency.  A rating on the offered notes by another rating agency, if assigned at all, may be lower than the ratings assigned to the offered notes as stated in this section.

[In order to monitor such ratings while the offered notes are outstanding, the [identify responsible party] will [describe arrangement].

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LEGAL INVESTMENT

The Class [__]  notes will not constitute “mortgage related securities” for purposes of SMMEA.

The depositor makes no representations as to the proper characterization of any class of offered notes for legal investment or other purposes, or as to the ability of particular investors to purchase any class of offered notes under applicable legal investment restrictions.  These uncertainties may adversely affect the liquidity of any class of offered notes.  Accordingly, all institutions whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements or review by regulatory authorities should consult with their legal advisors in determining whether and to what extent any class of offered notes constitutes a legal investment or is subject to investment, capital or other restrictions.  See “Legal Investment” in the prospectus.

CONSIDERATIONS FOR BENEFIT PLAN INVESTORS

Sections 404 and 406 of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, impose certain fiduciary and prohibited transaction restrictions on employee pension and welfare benefit plans subject to Title I of ERISA (referred to in this prospectus supplement as ERISA Plans) and on certain other retirement plans and arrangements, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general and separate accounts, in which such ERISA Plans are invested.  Section 4975 of the Code imposes essentially the same prohibited transaction restrictions on tax-qualified retirement plans described in Section 401(a) of the Code, individual retirement accounts described in Section 408 of the Code, Archer MSAs described in Section 220(d) of the Code and education individual retirement accounts described in Section 530 of the Code and certain other entities (referred to in this prospectus supplement as Tax Favored Plans).  ERISA and the Code prohibit a broad range of transactions involving assets of ERISA Plans and Tax Favored Plans (collectively referred to in this prospectus supplement as Plans) and persons who have certain specified relationships to such Plans (so-called “Parties in Interest” within the meaning of ERISA or “Disqualified Persons” within the meaning of Code), unless a statutory or administrative exemption is available with respect to any such transaction.

Certain employee benefit plans, such as governmental plans (as defined in ERISA Section 3(32)), plans maintained outside the United States primarily for the benefit of persons substantially all of whom are non-resident aliens as described in Section 4(b)(4) of ERISA and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements. Accordingly, assets of such plans may be invested in the offered notes without regard to the ERISA considerations described below, subject to the provisions of other applicable federal and state law.  Any such plan which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code, however, is subject to the prohibited transaction rules set forth in Section 503 of the Code.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Plan that purchases an offered note, if the assets of the issuing entity are deemed to be assets of the Plan.  Under the DOL Regulations, generally, when a Plan makes an investment in an equity interest in another entity (such as the issuing entity), the underlying assets of that entity may be considered Plan Assets unless certain exceptions apply.  Exceptions contained in the DOL Regulations provide that a Plan’s assets will include both an equity interest and an undivided interest in each asset of an entity in which it makes an equity investment, unless certain exemptions apply as described in the prospectus, which exemptions are not expected to apply to the offered notes. Under the DOL Regulations, the term “equity interest” means any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features.  Although it is not free from doubt, the issuing entity anticipates that, as of the date hereof, the offered notes should be treated as indebtedness without significant equity features for the purposes of the DOL Regulations as of the date hereof.  The debt treatment of the notes for ERISA purposes could change if the issuing entity incurred losses.

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ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan’s investments be made in accordance with the documents governing the Plan.  Any person who exercises any authority or control with respect to the management or disposition of the assets of a Plan and any person who provides investment advice with respect to such assets for a fee is a fiduciary of such Plan.  As a result of the DOL Regulations, a Plan’s investment in the offered notes may cause the mortgage loans and other assets of the issuing entity to be deemed Plan Assets.  If this is the case, any party exercising management or discretionary control with respect to such assets may be deemed a Plan fiduciary and will therefore be subject to the fiduciary requirements and prohibited transaction provisions of ERISA and the Code with respect thereto.  The issuing entity, the depositor, the seller, the servicer, the underwriter, the indenture trustee, the owner trustee,  the note registrar, any other provider of credit support, a holder of the Owner Trust Certificates or any of their affiliates may be considered to be or may become Parties in Interest (or Disqualified Persons) with respect to certain Plans.  Therefore, the acquisition or holding of the offered notes by or on behalf of a Plan could be considered to give rise to a prohibited transaction within the meaning of ERISA and the Code unless one or more statutory or administrative exemptions is available.

Because the issuing entity, the depositor, the seller, the servicer, the underwriter, the indenture trustee, the owner trustee, the note registrar, any provider of credit support, a holder of the Owner Trust Certificates or any of their affiliates may receive certain benefits in connection with the sale of the offered notes, the purchase of offered notes using Plan Assets over which any of such parties has investment authority might be deemed to be a violation of the prohibited transaction rules of ERISA or Section 4975 of the Code for which no exemption may be available.  Whether or not the mortgage loans and other assets of the issuing entity were deemed to include Plan Assets, prior to making an investment in the notes, prospective Plan investors should determine whether the issuing entity, the depositor, the seller, the servicer, the underwriter, the indenture trustee, the owner trustee, the note registrar, any provider of credit support, a holder of the owner trust certificates or any of their affiliates is a Party in Interest (or Disqualified Person) with respect to such Plan and, if so, whether such transaction is subject to one or more statutory or administrative exemptions.  The DOL has granted certain class exemptions which provide relief from certain of the prohibited transaction provisions of ERISA and the related excise tax provisions of the Code and which are described in the prospectus.  There can be no assurance that any DOL exemption will apply with respect to any particular Plan investment in the offered notes or, even if all of the conditions specified therein were satisfied, that any exemption would apply to all prohibited transactions that may occur in connection with such investment.

In addition to any exemption that may be available under PTCE 95-60 for the purchase and holding of the offered notes by an insurance company general account, Section 401(c) to ERISA, provides certain exemptive relief from the provisions of Part 4 of Title I of ERISA and Section 4975 of the Code, including the prohibited transaction restrictions imposed by ERISA and the related excise taxes imposed by the Code, for transactions involving an insurance company general account.

As mentioned above, although it is not free from doubt, the issuing entity anticipates that the offered notes should be treated as indebtedness without substantial equity features for the purposes of the DOL Regulations as of the date hereof.  In addition, although it is not free from doubt, the issuing entity believes that, so long as the offered notes retain a rating of at least investment grade, the offered notes should continue to be treated as indebtedness without substantial equity features for purposes of the DOL Regulations.  There is, however, increased uncertainty regarding the characterization of debt instruments that do not carry an investment grade rating.  Consequently, in the event of a withdrawal or downgrade to below investment grade of the rating on the offered notes, the subsequent transferee of the offered notes or any interest therein to a Plan trustee or one who is acting on behalf of a Plan, or using Plan Assets to effect such transfer, is required to provide written confirmation (or in the case of any offered note transferred in book-entry form, will be deemed to have confirmed) that at the time of such transfer (i) the offered notes are rated at least investment grade, (ii) such transferee believes that the offered notes are properly treated as indebtedness without substantial equity features for purposes of the DOL Regulations, and agrees to so treat the offered notes and (iii) the acquisition and holding of the offered note will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.  Alternatively, regardless of the rating of the offered notes, a prospective transferee of the offered notes or any interest therein who is a Plan trustee or is acting on behalf of a Plan, or using Plan Assets to effect such transfer, may provide the indenture trustee an opinion of counsel satisfactory to the indenture trustee and for the benefit of the indenture trustee, the issuing entity and the depositor, which opinion will not be at the expense of the issuing entity, the issuing entity, the depositor or the indenture trustee, that the purchase, holding and transfer of the offered notes or interests therein is permissible under ERISA or Section 4975 of the Code, will not constitute or result in any non-exempt prohibited transaction under ERISA or Section 4975 of the Code and will not subject the issuing entity, the issuing entity, the depositor or the indenture trustee, to any obligation in addition to those undertaken in the indenture.

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Any prospective Plan investor considering whether to invest in the offered notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code to such investment. In addition, any Plan fiduciary should consider its general fiduciary obligations under ERISA in determining whether to purchase offered notes on behalf of a Plan.

The sale of any of the offered notes to a Plan is in no respect a representation by the depositor that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

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$[____________](Approximate)

Citigroup Mortgage Loan Trust Inc.
Depositor

Citigroup Mortgage Loan Trust Notes,
Series [________]

Prospectus Supplement
Dated [________________]

[________________]

Servicer

Citigroup

Underwriter

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone to provide you with different information.  We are not offering the notes offered hereby in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus supplement and the accompanying prospectus as of any date other than the dates stated on their cover pages.

Dealers will be required to deliver a prospectus supplement and prospectus when acting as underwriters of the notes offered hereby and with respect to their unsold allotments or subscriptions.  In addition, all dealers selling the offered notes, whether or not participating in this offering, may be required to deliver a prospectus supplement and prospectus until 90 days following the date of this prospectus supplement.

S-1

ANNEX I

GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

Except in certain limited circumstances, the globally offered Citigroup Mortgage Loan Trust Notes, Series [___], will be available only in book-entry form.  The offered notes are referred to in this Annex I as Global Securities.  Investors in the Global Securities may hold such Global Securities through any of DTC, Clearstream or Euroclear. The Global Securities will be traceable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice (i.e., seven calendar day settlement).  Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations.  Secondary cross-market trading between Clearstream or Euroclear and DTC Participants holding notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear (in such capacity) and as DTC Participants.

Non-U.S. holders (as described below) of Global Securities will be subject to U.S. withholding taxes unless such holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their Relevant Depositary which in turn will hold such positions in their accounts as DTC Participants.

Investors electing to hold their Global Securities through DTC will follow DTC settlement practices. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no “lock-up” or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants. Secondary market trading between DTC Participants will be settled using the procedures applicable to prior asset-backed notes issues in same-day funds.

Trading between Clearstream and/or Euroclear Participants.  Secondary market trading between Clearstream Participants or Euroclear Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC, Seller and Clearstream or Euroclear Participants.  When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream or Euroclear through a Clearstream Participant or Euroclear Participant at least one business day prior to settlement. Clearstream or Euroclear will instruct the Relevant Depositary, as the case may be, to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of the actual number of days in such accrual period, and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the Relevant Depositary to the DTC Participant’s account against delivery of the Global Securities. After settlement has been completed, the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream Participant’s or Euroclear Participant’s account. The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the Global Securities are credited to their account one day later. As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream Participants or Euroclear Participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream Participants or Euroclear Participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases, the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although the result will depend on each Clearstream Participant’s or Euroclear Participant’s particular cost of funds. Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for crediting Global Securities to the respective European Depositary for the benefit of Clearstream Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading between Clearstream or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, Clearstream Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant. The seller will send instructions to Clearstream or Euroclear through a Clearstream Participant or Euroclear Participant at least one business day prior to settlement. In these cases Clearstream or Euroclear will instruct the respective Depositary, as appropriate, to credit the Global Securities to the DTC Participant’s account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of the actual number of days in such accrual period, and a year assumed to consist to 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of Clearstream Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream Participant’s or Euroclear Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream Participant’s or Euroclear Participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•
borrowing through Clearstream or Euroclear for one day (until the purchase side of the trade is reflected in their Clearstream or Euroclear accounts) in accordance with the clearing system’s customary procedures;

•
borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream or Euroclear account in order to settle the sale side of the trade; or

•
staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream Participant or Euroclear Participant.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of Global Securities holding securities through Clearstream or Euroclear (or through DTC if the holder has an address outside the U.S.) will be subject to the [__]% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by U.S. Persons, unless (i) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

Exemption for non-U.S. Persons (Form W-8BEN). Beneficial owners of Global Securities that are non-U.S. Persons can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding).  If  the information shown on Form W-8BEN changes, a new Form W-8BEN must be filed within 30 days of such change.

Exemption for non-U.S. Persons with effectively connected income (Form W-8ECI).  A non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing Form W-8ECI (Certificate of Foreign Person’s Claim for Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

Exemption or reduced rate for non-U.S. Persons resident in treaty countries (Form W-8BEN).  Non-U.S. Persons that are Note Owners residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding).  Form W-8BEN may be filed by the Note Owners or their agents.

Exemption for U.S. Persons (Form W-9).  U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification).

U.S. Federal Income Tax Reporting Procedure.

The Note Owner of a Global Security files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency) the Global Security.  Form W-8BEN and Form W-8ECI are effective until the third succeeding calendar year from the date such form is signed.

The term “U.S. Person” means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes organized in or under the laws of the United States or any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise) or (iii) an estate the income of which is includible in gross income for United States tax purposes, regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the issuing entity and one or more United States persons have authority to control all substantial decisions of the issuing entity.  Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States Persons prior to such date, that elect to continue to be treated as United States persons will also be U.S. Persons.  This summary does not deal with all aspects of U.S. Federal income tax withholding that may be relevant to foreign holders of the Global Securities. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the Global Securities.